As confidentially submitted to the Securities and Exchange Commission on October 29, 2015.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Optiv Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	7373	37-1768969
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1125 17th Street, Suite 1700

Denver, Colorado 80202

Telephone: (303) 298-0600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

William H. Croutch

General Counsel

Optiv Inc.

6130 Sprint Parkway, Suite 400

Overland Park, Kansas 66211

(816) 421-6611

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Edgar J. Lewandowski Risë B. Norman Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000	Joshua N. Korff Ross M. Leff Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$	$

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated October 29, 2015

Preliminary Prospectus

             Shares

Optiv Inc.

Common Stock

This is the initial public offering of shares of common stock of Optiv Inc. No public market currently exists for our common stock. We are offering all of the              shares in this offering. We anticipate that the initial public offering price will be between $             and $             per share. We intend to apply to list our shares of common stock on the New York Stock Exchange (the “NYSE”) under the trading symbol “OPTV.”

After the completion of this offering, affiliates of The Blackstone Group L.P. will continue to own a majority of the voting power of shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. See “Management—Controlled Company Exception” and “Principal Stockholders.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to certain reduced public company reporting requirements. See “Summary—Implications of Being an Emerging Growth Company.”

Investing in shares of our common stock involves risks. See “Risk Factors” beginning on page 15 to read about factors you should consider before buying shares of our common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Optiv Inc.	$	$

Please see the section entitled “Underwriting” for a description of compensation payable to the underwriters.

We have granted the underwriters the right to purchase up to an additional              shares of common stock to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock against payment in New York, New York on or about              ,          .

MORGAN STANLEY	GOLDMAN, SACHS & CO.

BARCLAYS	CITIGROUP

The date of this prospectus is                      ,

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

Through and including              ,              (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit our initial public offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

Unless the context suggests otherwise, references in this prospectus to “Optiv,” the “Company,” “we,” “us” and “our” refer to Optiv Inc. and its consolidated subsidiaries. References to “Accuvant” refer to Accuvant Holdings Corporation and its subsidiaries, and references to “FishNet Security” refer to Firewall Acquisition Holdings, Inc. (“Firewall”) and its subsidiaries, including FishNet Holdings, Inc. On January 28, 2015, Optiv completed a transaction whereby AHC Merger Sub Inc. and FN Merger Sub Inc., each a wholly-owned, indirect subsidiary of Optiv, simultaneously merged with and into Accuvant and FishNet Security, respectively, with Accuvant and FishNet Security surviving their respective mergers. Accuvant is our predecessor for accounting

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purposes. This prospectus includes audited financial statements of FishNet Holdings, Inc. for the fiscal years ended December 31, 2014 and 2013. The only differences of note between the financial statements of FishNet Holdings, Inc. and the financial statements of its parent, Firewall, are a result of certain indebtedness incurred by Firewall, all of which was repaid in connection with the FishNet Security Merger (as defined herein). Investment funds associated with or designated by The Blackstone Group L.P., our current majority owners following the Accuvant/Blackstone Transaction (as defined herein), are referred to herein as “Blackstone,” Blackstone and affiliates of Investcorp Bank BSC (“Investcorp”) and Sverica International Investment Fund III LP (“Sverica”) are referred to as “our Sponsors” and our Sponsors, together with the other owners of Optiv Inc. prior to this offering, are collectively referred to as our “pre-IPO owners.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Transactions” for a description of the Accuvant/Blackstone Transaction and the FishNet Security Merger.

Unless indicated otherwise, the information included in this prospectus assumes no exercise by the underwriters of their over-allotment option to purchase up to an additional              shares of common stock from us and that the shares of common stock to be sold in this offering are sold at $             per share of common stock, which is the midpoint of the price range indicated on the front cover of this prospectus.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in shares of our common stock. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the financial statements and the related notes thereto included elsewhere in this prospectus, before you decide to invest in shares of our common stock.

OPTIV INC.

Overview

We are a market-leading provider of end-to-end cyber security solutions. We exclusively focus on cyber security and leverage our proprietary technologies, intellectual property, third-party products, market intelligence and scalable platform to provide comprehensive and optimized solutions to our clients. Our team of over 1,400 employees includes nearly 1,200 cyber security experts who plan, build and run cyber security programs tailored to our clients’ needs. Through our strong partnerships with over 300 established and emerging security software providers and hardware manufacturers, we offer our clients a broad portfolio of cyber security products and services, along with strategic advice and ongoing management of their security infrastructure. Formed through the merger of Accuvant and FishNet Security, we believe we are the largest pure-play, vendor-agnostic cyber security solutions provider in North America—more than eight times larger than our next-largest comparable competitor. Over the past three years, our diversified, blue-chip client base has included 57 of the Fortune 100 and 537 of the Fortune 1000, and we have served more than 7,500 clients in more than 70 countries.

Cyber attacks have impacted nearly every organization, placing cyber security as a top priority for senior executives and boards of directors. Cyber attacks continue to increase and have evolved into highly sophisticated global, automated and organized attacks by criminal syndicates and nation-states that have resulted in significant reputational, financial and political damage. These attacks are frequent, visible and costly. In addition, technology trends, such as cloud computing, mobility and the Internet of Things (“IoT”), are driving organizations to rethink their security framework to protect against new entry points of attack. Historically, organizations have responded to cyber crime tactically by purchasing more point solutions. Over the past five years, the number of publicly-traded cyber security point-solution vendors has more than doubled, and $7.3 billion has been invested in over 1,200 private cyber security startups, making the landscape more fragmented and confusing for organizations. Despite more spending on fragmented solutions, cyber crime incidents continue to accelerate in frequency. We believe technology alone is not the solution and that organizations realize that they need a strategic, programmatic approach to cyber crime. This involves developing a plan, implementing products and services and continuously monitoring and adapting that plan based on new threat intelligence. Organizations increasingly want a single provider to plan, build and run their comprehensive security environment and combine point offerings from various providers into an integrated, holistic solution.

We solve this problem for our clients through our comprehensive, consultative and unified approach to cyber security. As their trusted advisor, we believe our clients view us as an extension of their own teams and rely on our expertise in designing and executing security programs that are aligned with their business objectives. Our end-to-end integrated security solutions address every major domain of cyber security. We have two reportable segments: Security Technology and Security Services. Through our Security Technology business, we provide our clients a complete range of security product advice and services, including client needs analyses, product evaluation and testing, product procurement and security vendor management. We also help implement and integrate these products into their networks. Our Security Services business consists of security consulting, security operations, managed security services (“MSS”), incident response, support services and strategic staffing. We manage and monitor our clients’ security operations 24x7 from our three security operations centers (“SOCs”). Through our security consulting business, we advise clients on designing and executing an overall security strategy, which utilizes our knowledge base of the threat landscape and available solutions. At the core of our platform are our proprietary technologies, processes and intellectual property (“IP”) that serve as the foundation for our integrated businesses. We are well-positioned to understand all of the components of a security strategy—problems, threats, issues, options, products and techniques—because of the depth and breadth of our platform and our lifecycle approach to serving clients. We apply the insights gained from one client situation to other clients in similar situations, which allows us to quickly multiply our insights and advice. As we accumulate more data and greater insights, we better serve our clients over time through the information we obtain and reinforce our value to clients and vendor partners.

Our vendor partner ecosystem includes over 300 established and emerging cyber security software providers and hardware manufacturers, giving us access to thousands of technology options for our clients. We objectively evaluate new technologies as they become available to ensure that our cyber security experts are able to identify the appropriate solutions for each client. We also provide our clients with commercial insights in the form of consultations, workshops, technology reviews, research results, best practices and visibility into integration and interoperability with multi-vendor technologies. Our role in designing our clients’ emerging security infrastructure positions us to evaluate new technologies and establish early relationships with product vendors.

We deploy a differentiated client engagement model designed to manage and grow client relationships and guide our clients to plan, build and run successful programs. We have a large team of multi-disciplined, client-facing personnel that brings clients valuable capabilities and team extensions. We design our teams around our clients and provide expertise and engagement throughout the lifecycle of projects. As of September 30, 2015, we had over 1,400 employees, with nearly 1,200 security experts, including over 250 client managers and over 200 client advisors. Our Office of the CISO offers our clients advisory services from seasoned Chief Information Security Officers (“CISOs”) and subject-matter expert advisors who help create security strategies and provide industry-wide thought leadership and best practices. We address every major cyber security domain, spanning multiple levels of engagement, largely due to the diverse experiences of our people. We employ ex-CISOs, white hat hackers, engineers, architects, strategists, researchers, developers and compliance experts. Together, we have served more than 7,500 clients over the past three years. We have been successful in expanding our business with clients over time. Over the six years ended June 30, 2015, on average, our returning clients have spent more than twice as much with us in the second year of our relationship.

On a pro forma basis, after giving effect to the Accuvant/Blackstone Transaction, the FishNet Security Merger and the other Transactions as described under “Unaudited Pro Forma Consolidated Financial Information,” 2014 revenue was $783.0 million and our net losses were $11.9 million. On the same pro forma basis, for the six months ended June 30, 2015 and 2014, our revenue was $446.3 million and $318.7 million, respectively, representing growth of 40%, and our net losses were $11.8 million and $9.5 million, respectively. On this same pro forma basis, for 2014, our Adjusted EBITDA was $71.6 million, and for the six months ended June 30, 2015 and 2014, our Adjusted EBITDA was $33.3 million and $21.4 million, respectively, representing growth of 56%. See “—Summary Historical and Pro Forma Financial and Other Data” for the definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss).

Industry Background

Cyber Security is Mission Critical and at the Forefront of Technology Needs for Enterprises of All Sizes

Cyber security is one of the highest priorities for enterprises of all sizes. The accelerating adoption of new technologies, such as cloud computing, mobility and IoT is increasing the surface area of exposure. According to Cisco, by 2020, it is predicted that 50 billion devices will be network connected. As the surface area of exposure increases, and breaches become more damaging and visible in the public domain, security becomes a higher priority for Chief Information Officers (“CIOs”), senior executives and boards of directors. Today, organizations are allocating a greater proportion of information technology (“IT”) budgets toward security to preserve brand, reputation and overall business operations.

The Economic Damage from Cyber Crime is Substantial and Increasing Rapidly

A recent study has estimated that 97% of businesses have been breached. Today, cyber criminals often act in concert, have political, monetary or even terrorist motivations, are sophisticated in their coordination, preparation and planning, and are equipped to cause extensive damage. According to a 2014 McKinsey report, between $9 trillion and $21 trillion of global economic value creation in the next five to seven years could be at risk if organizations and governments are unable to adopt successful strategies to combat cyber threats. Despite the rising spend on security solutions and compliance measures, the number of breaches continues to increase.

Traditional Approaches to Ensuring an Organization’s Security Have Not Led to a Reduction in Cyber Crime Incidents

Traditional approaches to solving cyber security problems have been largely tactical, with companies purchasing a greater number of point products. Our work and research with our clients lead us to believe that large-scale organizations have a multitude of products and technologies, many of which are partially or ineffectively deployed and do not integrate well with other systems. With the growing threat landscape and rapidly increasing number of vendors, organizations are increasingly unable to stay current with the most recent threats, products, vendors and industry advancements. To be effective, organizations must approach security strategically, and an effective strategic security framework must holistically combine products, policies, procedures and controls, all aligned with the organization’s business priorities.

Many Organizations Lack the Expertise, Resources and Time to Effectively Design and Run Their Own Security Infrastructure

Many organizations lack the qualified security personnel with the knowledge to design, implement and manage the hybrid security offerings that exist in the market today, and specialized cyber security personnel are scarce. Internal security functions are often run by IT technicians without specialized security training who lack the ability to design complex security programs. Without sufficient bandwidth or internal resources to design and run their own security systems, organizations increasingly look to outside resources to address more of their cyber security needs. According to a 451 Research study, based on responses from over 1,000 IT professionals, security managers reported significant obstacles in implementing desired security projects due to lack of staff expertise (35%) and inadequate staffing (26%), with only 24% reporting that their enterprises have 24×7 monitoring of their technology systems in place using internal resources.

Organizations Must Choose from an Increasingly Fragmented Landscape of Providers

The cyber security landscape consists of highly fragmented categories of product and service providers that focus on a specific area within security. Organizations must not only choose from within each category but also implement and integrate solutions from various vendors. The landscape is comprised of the following categories of primarily point solution providers:

Product manufacturers. Product manufacturers offer individual products and product suites that generally address a targeted subset of cyber security risks. By nature, manufacturers are incentivized to sell their products and promote their offerings, which may not be the optimal solution for a client’s existing infrastructure or long-term security roadmap.

Managed security service providers (“MSSPs”). Clients use MSSPs to host and monitor their infrastructure at a lower cost than using internal resources. Typically, MSSPs only provide monitoring services for existing infrastructure and do not have the ability to use real-time threat intelligence to stop attacks. Further, most MSSPs operate in silos and, therefore, cannot incorporate data from other sources to react to threats in real time.

Pure-play cyber security consultants. Pure-play cyber security consultants provide project-based services to help organizations with architecture, product implementation, testing and assessment and compliance. They tend to be small, specialized and focused on only one area of security. This market is highly fragmented with numerous specialized players.

Cyber security consulting divisions of larger IT and consulting companies. Many large technology and consulting firms have add-on cyber security divisions that are not the core focus of their companies. Management consulting firms are typically focused on providing advice to executives on architecture selection and design but rarely perform deployments, integration and implementations. IT companies generally use consulting as a channel for their other products and services and often lack industry expertise across domains.

Distributors. Distributors provide third-party products to end clients. Most distributors focus on lower margin fulfillment services for a catalog of various products but typically lack advisory services and in-depth cyber security knowledge.

Given the accelerating frequency and complexity of cyber risks, organizations are seeking an end-to-end cyber security solutions provider at scale that has awareness over every domain of cyber security and the ability to execute a comprehensive security strategy.

Our Market Opportunity

We believe our ability to provide holistic, end-to-end cyber security solutions enables us to broadly address the global enterprise information security market, which is expected to be a $70.8 billion market in 2015 according to Gartner. Within this broader market, the security services market, which includes security consulting, hardware support, implementation and IT outsourcing, is expected to grow from $45.8 billion in 2015 to $66.6 billion in 2019, representing a compound annual growth rate of 10%, and the security hardware and software products market, which is comprised of identity access management, infrastructure protection and network security equipment, is expected to grow from $25.0 billion in 2015 to $31.3 billion in 2019, representing a compound annual growth rate of 6%.

We believe our top technology vendor partners derive the majority of their revenue through a third-party channel, and we expect this to increase over time.

For the security services market, a significant portion of our future opportunity relates to spending on outsourced security services. We believe our clients and potential clients are increasingly recognizing the need to depend on external security experts to manage their cyber security operations. Gartner estimates that, by 2019, total enterprise spending on security outsourcing services will be 75% of the spending on security software and hardware products, up from 50% in 2015.

Our Solutions

We are a leading provider of cyber security services and integrated solutions for organizations. We help organizations address their full range of cyber risk and security needs in a customized and integrated fashion through a holistic, lifecycle and strategic approach. The key benefits of our solutions include:

•	Programmatic approach to security. We offer a comprehensive security framework for our clients and take a strategic approach to designing and executing security solutions through our consultative, technology-neutral approach. Our large partner ecosystem provides us with a vast toolkit, which allows us to select the solutions that best meet our clients’ needs, rather than limiting our and our clients’ options to the products of any individual product vendor.

•	Industry-leading expertise and diversity of our client-facing employees. Our employees come from a broad range of professional and technical backgrounds and include nearly 1,200 cyber security experts consisting of ex-CISOs, engineers, architects, strategists, researchers, analysts and risk and compliance experts. We also have the Office of the CISO, which is specifically designed to partner with our clients’ CISOs to provide advice and leadership in building best-of-breed security practices in organizations.

•	Comprehensive cyber security solutions. Our comprehensive solutions cover every major domain of cyber security, and our business model enables us to operate as a single-source solution provider for our clients. We help our clients solve their problems in an integrated and customized way, addressing the full lifecycle of their needs. Our end-to-end cyber security solutions are created from our nearly 20 years in the cyber security industry and the collective experience of our cyber security experts.

•	Differentiated and proprietary technology platforms. We have developed and employ hundreds of proprietary tools, scripts (small custom software), processes and methodologies, including intellectual and proprietary capital, to support the numerous services we offer. These tools are created by subject-matter experts within each practice and represent the institutionalization of our knowledge and intellectual capital, allowing us to continue to deliver high-impact services at scale.

Our Competitive Strengths

We have several competitive advantages that will enable us to maintain and extend our leadership position in cyber security solutions. Our key competitive strengths include:

•	100% focus on cyber security. We believe our clients and vendor partners recognize our leading position and value our expertise. Our singular focus allows us to stay ahead of the latest innovations in security, giving us a sustainable advantage. We actively maintain in-depth expertise across all three cornerstone domains of security: consulting, operations and technology, setting us apart from our competition.

•	Leadership position in providing comprehensive security solutions. We believe we are the largest pure-play cyber security solutions company, with over $780 million of revenue on a pro forma basis in 2014, more than 7,500 clients in the three years ended June 30, 2015, more than 300 technology vendor partners and over 1,400 employees. Our scale provides greater reach to clients, the ability to cover a large vendor partner network and a vast knowledge base into security threats from our extensive client network.

•	Diversified, blue-chip client base. Over the past three years, our clients have included 57 of the Fortune 100 companies and 537 of the Fortune 1000 companies. We serve large and sophisticated clients across a broad range of industries and believe that our diversified, blue-chip client base gives us superior visibility into the threat landscape and minimizes our exposure to the risk of any particular client industry.

•	Significant network effects. Our business model benefits from significant network effects that reinforce our leadership. Given our broad client reach, we have visibility into a wide variety of cyber security threats and attack vectors, which we use along with threat intelligence from our MSS and consulting businesses to protect our clients. We are thus able to quickly multiply our insights and advice, which in turn makes us more attractive to clients. As we grow our client base, we believe we become more attractive to vendor partners and prospective employees, reinforcing our leadership.

•	Access to a broad set of established and emerging security vendors without single vendor risk. We partner with over 300 security vendors across every major aspect of cyber security, including well-established firms as well as small emerging vendors. Our position enables us to identify and assess the most promising emerging technologies and capitalize on established technologies. We are well-positioned to benefit from the overall growth of the security technology industry, without the potential downside of a concentrated technology risk from a single vendor.

•	Founder-led management team with significant cyber security experience. Our Chief Executive Officer, Daniel D. Burns, founded Accuvant over 13 years ago and continues to lead our management team with his clear and strategic vision. Key members of our senior-level management team have been with the predecessor companies of Optiv for over 10 years. We believe that our management team and cyber security talent position us to continue to provide thought leadership and drive innovation.

Our Growth Strategy

The following are key elements of our strategy to become the world’s most advanced, comprehensive and trusted partner for cyber security solutions.

•	Expand within our existing client base. We believe we have a significant opportunity to increase penetration in our existing client base, where we believe we have less than 10% of their current cyber security spend. Our increasing portfolio of solutions provides a significant opportunity to upsell and cross-sell incremental security services and technologies.

•	Expand our consulting, managed security and security operations offerings. We plan to enhance our current offerings by adding new services and expand our offerings in new, emerging areas of the industry based on evolving threats and client needs. We have consistently added new offerings, and we intend to continue to improve our offerings by adding people, infrastructure and technology.

•	Develop proprietary technology and intellectual property. We plan to expand our investments in software tools, data analytics and industry intelligence, as well as new processes and methods to deliver more effective and efficient solutions to our clients. We intend to enhance our proprietary tools and extensive knowledge base to sustain our significant advantages in the market.

•	Attract new clients. We operate in a large and highly fragmented market and are well positioned to grow our current market share of less than 5%. We plan to continue investing in our field-based client engagement organization and expand awareness of the Optiv brand to highlight our scale, the scope of our domain expertise and our core capabilities to continue to attract new clients.

•	Expand our global footprint. We have a proven model of growth among our large clients with global operations, and we intend to leverage that model and our relationships with our vendor partners to expand globally. We plan to pursue clients internationally through partnerships with regional vendors and by opening more offices outside the United States. In addition, we may consider selectively pursuing strategic acquisitions in targeted geographies where established players have a significant brand, product offering or client base.

Our Sponsors

Blackstone (NYSE: BX) is one of the world’s leading investment and advisory firms. Blackstone’s alternative asset management businesses include the management of corporate private equity funds, real estate funds, hedge fund solutions, credit-oriented funds and closed-end mutual funds. Blackstone also provides various financial advisory services, including financial and strategic advisory, restructuring and reorganization advisory and fund placement services. Through its different businesses, Blackstone had total assets under management of approximately $334 billion as of September 30, 2015.

Investcorp is a leading provider and manager of alternative investment products and is publicly traded on the Bahrain Bourse (INVCORP). The Investcorp Group has offices in Bahrain, New York, London, Riyadh, Abu Dhabi and Doha. Investcorp has three business areas: corporate investment in the United States, Europe and the Ara Gulf, real estate investment in the United States and global hedge funds. As at June 30, 2015, the Investcorp Group had $10.6 billion in total assets under management, including assets managed by third-party managers where Investcorp receives fees calculated on the basis of total assets under management.

Sverica is the successor to Sverica International, which was founded in 1993. Sverica is a leading private equity firm that has raised over $500 million of investment capital and focuses on lower middle market buy-outs. Sverica invests in and works closely with management teams and builds companies that are or could become leaders in their industries. As a firm founded by former operators, Sverica partners with talented executives while devoting significant internal resources to help its portfolio management teams create and execute growth strategies.

Investment Risks

An investment in shares of our common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our Company include, among other things, the following:

•	Our client engagement cycles can be long and unpredictable, and our client engagement efforts require considerable time and expense. As a result, our revenue is difficult to predict and may vary substantially from period to period, which may cause our results of operations to fluctuate significantly.

•	If we are unable to sell additional cyber security solutions to, or renew our agreements with, our existing clients, our future revenue and operating results will be harmed.

•	If we are unable to attract new clients, our future revenue and operating results will be harmed.

•	If we fail to meet our service level obligations under our service level agreements, we may be subject to certain penalties and could lose clients.

•	Our computer networks and information systems could experience security breaches or denial of service attacks that may disrupt our services and adversely affect our results of operations. We could face liability or reputational damage if we fail to protect client or Optiv data or information systems or if our information systems are breached or rendered inoperable.

•	Breaches or denial of service attacks experienced by our clients could result in litigation and other liability to us and could damage our brand.

•	Our recent combination of Accuvant and FishNet Security creates integration challenges for our business, which could cause our business to suffer.

•	We face intense competition and could lose market share to our competitors, which could adversely affect our business, financial condition and results of operations.

•	We could experience material changes to the agreements with our vendor partners, including changes to purchase discounts and rebate programs, if certain technology manufacturers consolidate.

•	The cyber security market is rapidly evolving within the increasingly challenging cyber threat landscape. If the industry does not continue to develop as we anticipate, our revenue will not grow as quickly as expected, if at all, and our share price could decline. If we do not accurately predict, prepare for, and respond promptly to the rapidly evolving technological and market developments and changing client needs in the cyber security market, our competitive position and prospects will be harmed.

•	We believe that our brand is integral to our success. If we fail to cost-effectively promote or protect our brand, our business and competitive position may be harmed.

•	We have observed certain vendor partners and other ecosystem partners expand their service capabilities into areas that directly compete with our service offerings. This creates a unique set of challenges that could materially change our vendor and other relationships.

•	Our substantial leverage could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry or our ability to pay our debts, and could divert our cash flow from operations to debt payments.

•	Blackstone and its affiliates control us, and their interests may conflict with ours or yours in the future.

Please see “Risk Factors” for a discussion of these and other factors you should consider before making an investment in shares of our common stock.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our most recently completed fiscal year prior to the initial filing date of the registration statement of which this prospectus forms a part, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include:

•	presentation of two years of audited financial statements rather than three years and the inclusion of two years of summary historical financial information rather than five years in this prospectus;

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding stockholder advisory votes on executive compensation or golden parachute arrangements; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of: (1) the end of the fiscal year following the fifth anniversary of this offering; (2) the last day of the first fiscal year during which our annual gross revenue was $1.0 billion or more; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (4) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year. We have taken advantage of reduced disclosure regarding executive compensation arrangements in this prospectus, and we may choose to take advantage of some but not all of these reduced disclosure obligations in future filings. If we do, the information that we provide stockholders may be different than you might get from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are generally applicable to public companies.

Optiv Inc. was incorporated in Delaware on October 23, 2014 under the name AF Security Holdings Corp. On June 22, 2015, we changed our name to Optiv Inc. Our predecessors, FishNet Security and Accuvant, were founded in 1996 and 2002, respectively. Our principal executive offices are located at 1125 17th Street, Suite 1700, Denver, Colorado 80202 and our telephone number is (303) 298-0600.

THE OFFERING

Common stock offered by us	shares.

Over-allotment option to purchase additional shares from us	shares.

Common stock outstanding after giving effect to this offering	shares (or shares if the underwriters exercise their over-allotment option in full).

Use of proceeds	We estimate that the net proceeds to Optiv Inc. from this offering, after deducting estimated underwriting discounts and commissions, will be approximately $ million (or $ million if the underwriters exercise their over-allotment option in full).

We intend to use the net proceeds from this offering to repay a portion of our outstanding indebtedness and for general corporate purposes.

Dividend policy	We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing any indebtedness we or our subsidiaries may incur in the future. See “Dividend Policy.”

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our common stock.

Proposed NYSE trading symbol	“OPTV.”

In this prospectus, unless otherwise indicated, the number of shares of common stock outstanding and the other information based thereon is based on              shares outstanding as of             , 2015, and does not reflect:

•	shares of common stock issuable upon exercise of the underwriters’ over-allotment option to purchase additional shares of common stock from us; or

•	shares of common stock that may be granted under the Optiv Inc. 2016 Omnibus Incentive Plan (the “2016 Omnibus Incentive Plan”). See “Executive and Director Compensation—Optiv Inc. 2016 Omnibus Incentive Plan”; or

•	shares of common stock that may be granted under the 2014 Accuvant Holdings Corporation Stock Incentive Plan.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OTHER DATA

The following tables set forth our summary historical and pro forma consolidated financial and other data for the periods ended and at the dates indicated below. On April 22, 2014, we were acquired by Blackstone. We refer to periods ending on or before April 21, 2014 as the Predecessor period and periods beginning on or after April 22, 2014 as the Successor period. Due to the application of pushdown accounting, the Predecessor period and the Successor period are not comparable.

We derived the summary historical consolidated statements of operations data for the period from April 22, 2014 through December 31, 2014, the period from January 1, 2014 through April 21, 2014 and the year ended December 31, 2013 and the summary balance sheet data as of December 31, 2014 and 2013 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary statements of operations data and the summary statements of cash flows data for the six months ended June 30, 2015 and the period from April 22, 2014 through June 30, 2014 and the summary balance sheet data as of June 30, 2015 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared our unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period. Accuvant is our predecessor for accounting purposes.

You should read the summary historical and pro forma financial data below, together with the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, as well as “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness,” and the other financial information included elsewhere in this prospectus.

The unaudited summary pro forma financial information has been prepared to give effect to the Accuvant/Blackstone Transaction, the FishNet Security Merger and the other transactions as described under “Unaudited Pro Forma Consolidated Financial Information” as if they had occurred on January 1, 2014. The following unaudited summary pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated, nor is it indicative of future operating results.

	Pro Forma			Historical Information
				Successor			Predecessor
(Dollars in thousands, except per share data)	Six Months Ended June 30, 2015(A)	Six Months Ended June 30, 2014(A)	Year Ended December 31, 2014(A)	Six Months Ended June 30, 2015(B)	Period from April 22 to June 30, 2014(C)	Period from April 22 to December 31, 2014(C)	Period from January 1, 2014 to April 21, 2014(D)	Year Ended December 31, 2013(D)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Summary Statements of Operations Data:
Revenue
Security Technology	$362,345	$254,667	$631,797	$347,621	$69,949	$268,852	$63,550	$279,900
Security Services	83,931	64,023	151,207	74,875	12,535	53,645	19,203	59,252

Total revenue	446,276	318,690	783,004	422,496	82,484	322,497	82,753	339,152

Costs of sales:
Security Technology	259,574	174,987	437,139	248,574	51,337	195,081	44,315	203,831
Security Services	52,680	44,193	99,524	48,689	8,489	34,644	12,811	37,685

Total costs of sales	312,254	219,180	536,663	297,263	59,826	229,725	57,126	241,516

Gross profit	134,022	99,510	246,341	125,233	22,658	92,772	25,627	97,636

Operating expenses:
Selling, general and administrative expenses	106,323	85,212	187,275	99,218	16,604	71,160	24,527	80,883
Amortization of acquired intangibles	15,689	11,100	22,200	14,690	1,692	6,042	382	1,266
Other expense	6,991	4,224	7,128	19,176	8,266	8,927	50	1,041

Total operating expenses	129,003	100,536	216,603	133,084	26,562	86,129	24,959	83,190

Operating income (loss)	5,019	(1,026)	29,738	(7,851)	(3,904)	6,643	668	14,446

Non-operating income (expense):
Other income	8	38	52	8	10	24	28	55
Interest expense	(24,554)	(24,097)	(48,664)	(20,481)	(1,169)	(4,342)	(210)	(1,054)
Net foreign currency exchange gain (loss)	202	(191)	(220)	202	(8)	(37)	(183)	32

Income (loss) before income taxes	(19,325)	(25,276)	(19,094)	(28,122)	(5,071)	2,288	303	13,479

Income tax benefit (expense)	7,519	15,745	7,211	8,563	5,317	(2,399)	1,491	(6,694)

Net income (loss)	$(11,806)	$(9,531)	$(11,883)	$(19,559)	$246	$(111)	$1,794	$6,785

Earnings (loss) per share:
Basic				$(8,394)	$138	$(62)

Diluted				$(8,394)	$138	$(62)

Pro forma earnings (loss) per share:
Basic	$(4,885)	$(4,006)	$(4,974)				$1,011	$3,824

Diluted	$(4,885)	$(4,006)	$(4,974)				$1,011	$3,824

(A)	Reflects unaudited pro forma summary financial information giving effect to the FishNet Security Merger, the Accuvant/Blackstone Transaction and the other transactions as described under “Unaudited Pro Forma Consolidated Financial Information” as if such transactions had occurred at January 1, 2014.
(B)	Reflects summary historical financial data for Accuvant for periods following the Accuvant/Blackstone Transaction, and results of operations of FishNet Security are included from January 28, 2015.
(C)	Reflects summary financial data for Accuvant for periods following the Accuvant/Blackstone Transaction, and does not reflect the financial results of FishNet Security.
(D)	Reflects summary financial data for Accuvant for periods prior to the Accuvant/Blackstone Transaction, and does not reflect the financial results of FishNet Security.

	Pro Forma			Historical Information
				Successor			Predecessor
(Dollars in thousands, except per share data)	Six Months Ended June 30, 2015(A)	Six Months Ended June 30, 2014(A)	Year Ended December 31, 2014(A)	Six Months Ended June 30, 2015(B)	Period from April 22 to June 30, 2014(C)	Period from April 22 to December 31, 2014(C)	Period from January 1, 2014 to April 21, 2014(D)	Year Ended December 31, 2013(D)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Summary Statements of Cash Flows:
Net cash provided by (used in) operating activities				$(22,603)	$(25,275)	$17,283	$7,607	$3,396
Net cash provided by (used in) investing activities				(269,811)	(552)	(2,002)	(726)	(3,204)
Net cash provided by (used in) financing activities				285,857	26,094	2,042	(177)	270
Effect of exchange rate changes on cash and cash equivalents				(7)	(56)	(55)	171	(60)

Change in cash and cash equivalents				$(6,564)	$211	$17,268	$6,875	$402

Other Financial and Operational Data:(1)
Financial
Period-on-period revenue growth (%)(2)	40%		25%
Gross margin	30%	31%	31%	30%	27%	29%	31%	29%
EBITDA(3)	$24,028	$13,015	$57,834	$9,828	$(1,777)	$14,329	$1,576	$18,099
Adjusted EBITDA(3)	$33,257	$21,412	$71,560	$34,305	$6,933	$27,103	$2,138	$20,033

Operational
Total number of clients(4)	3,687	3,660	5,122	3,549	999	2,051	1,161	2,241

	Pro Forma	Historical Information
		Successor		Predecessor
(In thousands)	As of June 30, 2015	As of June 30, 2015	As of December 31, 2014	As of December 31, 2013
	(Unaudited)	(Unaudited)
Summary Balance Sheet Data:
Cash and cash equivalents		$18,013	$24,577	$434
Working capital(5)		27,421	34,490	(8,361)
Total assets(6)		956,388	458,146	201,443
Total debt(7)		607,798	76,211	25,056
Total liabilities		995,774	303,371	167,456
Temporary equity		—	16,539	—
Total stockholders’ equity (deficit)		(39,386)	138,236	33,987
Retained earnings (deficit)		(39,367)	(111)	8,939

(A)	Reflects unaudited pro forma summary financial information giving effect to the FishNet Security Merger, the Accuvant/Blackstone Transaction and the other transactions as described under “Unaudited Pro Forma Consolidated Financial Information” as if such transactions had occurred at January 1, 2014.
(B)	Reflects summary historical financial data for Accuvant for periods following the Accuvant/Blackstone Transaction, and results of operations of FishNet Security are included from January 28, 2015.
(C)	Reflects summary financial data for Accuvant for periods following the Accuvant/Blackstone Transaction, and does not reflect the financial results of FishNet Security.
(D)	Reflects summary financial data for Accuvant for periods prior to the Accuvant/Blackstone Transaction, and does not reflect the financial results of FishNet Security.
(1)	We regularly monitor a number of financial and operating metrics in order to measure our current performance and estimate our future performance. For a description of how we calculate these financial and operating metrics as well as their uses, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” included elsewhere in this prospectus.
(2)

Reflects revenue growth in the period divided by the total revenue in the comparable prior year period, presented as a percentage. Period-on-period revenue growth for 2014 on a pro forma basis is compared to revenue for 2013 on a pro forma basis, which is calculated as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Optiv Comparison of Historical Periods from April 22, 2014 to December 31, 2014 and January 1, 2014 to April 21, 2014 and the Year Ended December 31, 2013 and Optiv Comparison of Pro Forma Year Ended December 31, 2014 (unaudited) and Pro Forma Year Ended December 31, 2013 (unaudited).”
(3)	We define EBITDA as net income (loss) adjusted for interest, tax, depreciation and amortization of acquired intangibles. We evaluate our operating performance using a metric we refer to as “Adjusted EBITDA” which is defined as EBITDA adjusted to exclude net foreign currency exchange gains (losses); equity based compensation; monitoring, support and service fees to our Sponsors; transaction expenses; Enterprise Resource Planning system (“ERP”) expenses; integration expenses; and certain other adjustments.

EBITDA and Adjusted EBITDA are not terms recognized under U.S. Generally Accepted Accounting Principles (“GAAP”) and should not be considered as substitutes for other measures of financial performance reported in accordance with GAAP. In addition, our definitions of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

We believe that EBITDA and Adjusted EBITDA provide useful information to investors about us and our financial condition and results of operations for the following reasons: (i) EBITDA and Adjusted EBITDA are among the measures used by our management team to evaluate our operating performance and make day-to-day operating decisions; and (ii) EBITDA and Adjusted EBITDA are frequently used by securities analysts, investors and other interested parties as common performance measures to compare results or estimate valuations across companies in our industry; and (iii) under the agreements governing our senior secured first lien term loan facility, senior secured second lien term loan facility and ABL facility (each as defined under “Description of Certain Indebtedness”), our ability to engage in certain activities, such as incurring additional indebtedness, is tied to ratios based on Adjusted EBITDA (which is defined as “Consolidated EBITDA” in such agreements).

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider such measures either in isolation or as a substitute for net income (loss) or other methods of analyzing our results as reported under GAAP. Some of the limitations are:

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect our interest expense, or the cash requirements to service interest or principal payments, on our indebtedness;

•	EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;

•	EBITDA and Adjusted EBITDA do not reflect the impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations;

•	although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often need to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•	other companies may calculate EBITDA and Adjusted EBITDA differently, limiting their usefulness as comparative measures.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as measures of cash that will be available to us to meet our obligations.

The following table provides a reconciliation of our net income (loss) to EBITDA and Adjusted EBITDA:

	Pro Forma			Successor			Predecessor
(In thousands)	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014	Year Ended December 31, 2014	Six Months Ended June 30, 2015	Period from April 22 to June 30, 2014	Period from April 22 to December 31, 2014	Period from January 1, 2014 to April 21, 2014	Year Ended December 31, 2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income (loss)	$(11,806)	$(9,531)	$(11,883)	$(19,559)	$246	$(111)	$1,794	$6,785
Add (subtract):
Interest expense	24,554	24,097	48,664	20,481	1,169	4,342	210	1,054
Provision for income tax expense (benefit)	(7,519)	(15,745)	(7,211)	(8,563)	(5,317)	2,399	(1,491)	6,694
Depreciation and amortization	18,799	14,194	28,264	17,469	2,125	7,699	1,063	3,566

EBITDA	24,028	13,015	57,834	9,828	(1,777)	14,329	1,576	18,099

Adjustments:
Net foreign currency exchange (gain) loss	(202)	191	220	(202)	8	37	183	(32)
Equity-based compensation(a)	1,010	265	996	1,010	—	467	—	167
Sponsor monitoring, support and services fees (b)	468	583	1,122	420	148	459	50	590
Transaction expenses(c)	—	5,871	7,189	15,293	8,118	10,675	—	—
ERP implementation expenses(d)	4,285	126	1,239	4,285	—	—	—	—
Integration expenses(e)	3,457	—	—	3,460	—	—	—	—
Other(f)	211	1,361	2,960	211	436	1,136	329	1,209

Total adjustments	9,229	8,397	13,726	24,477	8,710	12,774	562	1,934

Adjusted EBITDA	$33,257	$21,412	$71,560	$34,305	$6,933	$27,103	$2,138	$20,033

(a)	Reflects non-cash stock-based compensation expense under the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 718, Compensation Stock Compensation.
(b)	Prior to the Accuvant/Blackstone Transaction, Accuvant had a management fee agreement with an entity related to Sverica. The management fee agreement was terminated as part of the Accuvant/Blackstone Transaction. Subsequent to the Accuvant/Blackstone Transaction, we have a monitoring fee agreement with an entity related to Blackstone and with Sverica, which was amended and restated in connection with the FishNet Security Merger to add Investcorp as a party. Additionally, we have an agreement with an entity related to Blackstone to provide healthcare services, purchasing services, operational support and to pay out-of-pocket expenses in exchange for support and services fees. Prior to the FishNet Security Merger, FishNet Security had an agreement for strategic planning and consulting services with Investcorp International, Inc. The agreement was terminated as part of the FishNet Security Merger. See “Certain Relationships and Related Person Transactions.”
(c)	Reflects the transaction expenses paid in connection with the Accuvant/Blackstone Transaction and the FishNet Security Merger. On a pro forma basis, we add back the purchase price adjustment of $4.6 million and $3.3 million from the FishNet Security Merger for the year ended December 31, 2014 and for the six months ended June 30, 2014, respectively. Additionally, during the year ended December 31, 2014, FishNet Security incurred approximately $2.6 million in transaction expenses related to a failed bid in acquiring Accuvant. These transaction expenses were not adjusted for in the unaudited pro forma consolidated financial statements as they were not directly attributable to either the Accuvant/Blackstone Transaction or the FishNet Security Merger. As a result, these transaction expenses are adjusted in the Adjusted EBITDA reconciliation.
(d)	Reflects costs related to the implementation of the ERP system.
(e)	Reflects rebranding and integration costs paid to third-party consultants as a result of the FishNet Security Merger.
(f)	Reflects certain other adjustments permitted under the agreements governing our outstanding indebtedness, including severance and restructuring fees.

(4)	Represents the total number of separate clients we transacted with during the period.
(5)	We define working capital as total current assets less total current liabilities.
(6)	Net of accounts receivable and sales return allowances of $2.4 million, $2.3 million and $1.4 million as of June 30, 2015, December 31, 2014 and December 31, 2013, respectively.
(7)	Net of deferred financing costs of $21.5 million and $3.7 million as of June 30, 2015 and December 31, 2014, respectively.

RISK FACTORS

An investment in shares of our common stock involves risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in shares of our common stock.

Risks Related to Our Business and Industry

Our client engagement cycles can be long and unpredictable, and our client engagement efforts require considerable time and expense. As a result, our revenue is difficult to predict and may vary substantially from period to period, which may cause our results of operations to fluctuate significantly.

Our results of operations may fluctuate, in part, because of the resource-intensive nature of our client engagement efforts, the length and variability of our client engagement cycle and the short-term difficulty in adjusting our operating expenses. The length of our client engagement cycle, from proof of concept to delivery of and payment for products and services, is typically several months but can be more than a year. To the extent our competitors offer products and services that our prospective clients view as equivalent to those we offer, our average client engagement cycle may increase. Because the length of time required to close a transaction varies substantially from client to client, it is difficult to predict exactly when, or even if, we will complete a transaction with a potential client. As a result, large individual transactions have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. Furthermore, even if we close a transaction during a given quarter, we may be unable to recognize the revenue derived from such transaction during the same period due to our revenue recognition policies. Revenue for our consulting services is recognized as the work is performed. Revenue for the sale of third-party products or services is recognized when the client takes title to the product or has access to the services. The loss or delay of one or more large transactions in a quarter could impact our results of operations for that quarter and any future quarters. As a result of these factors, it is difficult for us to forecast our revenue accurately in any quarter. Because a substantial portion of our expenses are relatively fixed in the short term, our results of operations will suffer if our revenue falls below our or analysts’ expectations in a particular quarter, which could cause the price of our common stock to decline.

If we are unable to sell additional cyber security solutions to, or renew our agreements with, our existing clients, our future revenue and operating results will be harmed.

Our future success depends, in part, on our ability to expand the deployment of our platform with existing clients by selling them additional cyber security solutions. This may require increasingly sophisticated and costly client engagement efforts and may not result in additional sales. In addition, the rate at which our clients purchase additional products, subscriptions and services depends on a number of factors, including the perceived need for additional cyber security as well as general economic conditions. If our efforts to sell additional products, subscriptions and services to our existing clients are not successful, our business may suffer.

Further, our existing clients typically have no contractual obligation to renew their contracts with us after the initial contract period, and we may not be able to accurately predict renewal rates. Our clients’ renewal rates may decline or fluctuate as a result of a number of factors, including the level of their satisfaction with our platform, our client support, client IT budgets and the pricing of our platform compared with the products and services offered by our competitors. If our clients renew their subscriptions, they may renew for shorter contract lengths or on other terms that are less beneficial to us. We cannot assure you that our clients will renew their agreements with us, and if our clients do not renew their agreements or renew on less favorable terms, our revenue may grow more slowly than expected, if at all.

If we are unable to attract new clients, our future revenue and operating results will be harmed.

Our success depends, in part, on our ability to attract new clients. The number of clients that we add in a given period impacts both our short-term and long-term revenue. If we are unable to attract a sufficient number of new clients, we may be unable to generate revenue at desired rates. The cyber security market is competitive and many of our competitors have substantial financial, personnel and other resources that they utilize to develop products and attract clients. As a result, it may be difficult for us to add new clients to our client base. Competition in the marketplace may also lead us to win fewer new clients or result in our providing discounts and other commercial incentives. Additional factors that impact our ability to attract new clients include the perceived need for cyber security, the size of our prospective clients’ IT budgets, the utility and efficacy of our offerings, whether proven or perceived, and general economic conditions. These factors may have a meaningful negative impact on future revenue and operating results.

If we fail to meet our service level obligations under our service level agreements, we may be subject to certain penalties and could lose clients.

We have service level agreements with many of our managed services clients under which we guarantee specified levels of service availability. These arrangements require us to estimate the level of service we will provide. If we fail to meet our service level obligations under these agreements, we may be subject to penalties, which could result in higher than expected costs, and we may lose clients, which could lead to decreased revenue and decreased gross and operating margins. If we fail to meet our service level obligations under these agreements, our reputation may suffer as a result.

Our computer networks and information systems could experience security breaches or denial of service attacks that may disrupt our services and adversely affect our results of operations. We could face liability or reputational damage if we fail to protect client or Optiv data or information systems or if our information systems are breached or rendered inoperable.

Although our clients are ultimately responsible for the security of their own systems, our clients rely on our cyber security solutions to secure their data, which may include financial records, credit card information, business information, source code, trade secrets and other IP, client information, health information, other personally identifiable information or other sensitive personal information. We will not succeed unless the marketplace is confident that we provide effective cyber security protection. We provide privileged account security products and services, including, in some cases, having privileged network connections into our clients’ networks, and therefore we may be a more attractive target for attacks by cyber attackers or other data thieves. A breach of our network security and systems or other events that cause the loss or public disclosure of, or access by third parties to, our or our clients’ stored files, networks, systems or data could have serious negative consequences for our business, including possible fines, penalties and damages, reduced demand for our solutions, an unwillingness of our clients to use our solutions, harm to our brand and reputation and time-consuming and expensive litigation. As a well-known provider of cyber security solutions, we could be targeted by attacks specifically designed to interrupt our business or harm our reputation. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, often are not recognized until launched against a target, are designed to avoid detection and remain hidden, and may originate from less regulated or remote areas around the world. As a result, we may be unable to prevent these techniques, detect and contain a compromise of our systems and networks in a timely manner, implement adequate measures, or enforce the laws and regulations that govern such activities. Furthermore, many of our employees have training and skills relating to cyber security and specialized knowledge regarding our systems, which could enable an employee or former employee to intentionally compromise our information systems. Furthermore, cyber attackers may launch attacks intended solely to disrupt our business, commonly known as denial of service attacks. Such attacks could impair our ability to operate our business, including our ability to provide maintenance and support services to our clients.

Breaches or denial of service attacks experienced by our clients could result in litigation and other liability to us and could damage our brand.

Even if our clients implement all of our recommendations, they may still be the subject of successful security breaches or denial of service attacks or similar events. Breaches or other attacks of our clients’ systems could result in litigation and other liability to us or could create adverse publicity and cause a loss of client confidence in our business, which could damage our brand or otherwise adversely affect our business.

Our recent combination of Accuvant and FishNet Security creates integration challenges for our business, which could cause our business to suffer.

Our recent integration and combination of the respective operations, management, personnel and technology of Accuvant and FishNet Security could result in interruptions in our business activities, a deterioration in our employee and client relationships, increased costs and harm to our reputation with consumers, all of which could have a material adverse effect on our business. We may also experience difficulties in combining corporate cultures, maintaining employee morale and retaining key employees. In addition, the integration of our businesses has imposed substantial demands on our management. We have incurred, and expect that we will continue to incur, significant costs associated with integrating the operations of Accuvant and FishNet Security. We cannot assure you that the benefits of consolidation will be achieved as a result of the FishNet Security Merger or that our businesses will be successfully integrated in a timely manner.

In connection with the integration of Accuvant and FishNet Security, we implemented new business controls, processes and systems. Because we have only recently begun to use these systems, we cannot fully anticipate how these systems will continue to perform in the future, and these systems may not be as reliable as our legacy systems, which may interrupt and interfere with our business. We may not have anticipated all future needs, and these systems may need to be upgraded or modified to meet such needs, which may adversely affect our results of operations.

In addition, we may not be able to achieve the synergies of the FishNet Security Merger that we anticipate as quickly as we currently expect, or at all. To the extent we fail to achieve these synergies, our results of operations may be impacted, and any such impact may be material.

We face intense competition and could lose market share to our competitors, which could adversely affect our business, financial condition and results of operations.

The market for cyber security products and services is intensely competitive and characterized by rapid changes in technology, client requirements, industry standards and frequent new product introductions and improvements. We anticipate continued challenges from current competitors as well as by new entrants into the industry. If we are unable to anticipate or effectively react to these competitive challenges, our competitive position could weaken, and we could experience a decline in our growth rate or revenue that could adversely affect our business and results of operations.

Our competitors and potential competitors include large organizations that provide cyber security solutions as well as smaller regional security providers. Some of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:

•	greater name recognition, longer operating histories and larger client bases;

•	larger sales and marketing budgets and resources;

•	broader distribution and established relationships with vendor partners and clients;

•	greater client support resources;

•	greater resources to make acquisitions;

•	lower labor and research and development costs;

•	larger and more mature IP portfolios; and

•	substantially greater financial, technical and other resources.

In addition, some of our competitors may be able to leverage their relationships with vendor partners and clients based on other products or incorporate functionality into existing products to gain business in a manner that discourages users from using our cyber security solutions. Potential clients may also prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. As a result, even if our features are superior, clients may not purchase from us. In addition, our current and potential competitors may establish cooperative relationships among themselves or with third parties that may further enhance their resources. If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, financial condition and results of operations could be adversely affected.

We could experience material changes to the agreements with our vendor partners, including changes to purchase discounts and rebate programs, if certain technology manufacturers consolidate.

Any consolidation among our suppliers could increase their market power, which could increase our product costs and negatively affect our ability to renew our existing agreements with our vendor partners on similar terms, if at all. Any such consolidation could increase our product costs and reduce our gross profit margins.

If we are unable to increase client engagements with large organizations while mitigating the risks associated with serving such clients, our business, financial position and results of operations may suffer.

Our growth strategy is dependent, in part, upon increasing sales to large organizations. Sales to large clients involve risks that may not be present (or that are present to a lesser extent) with sales to smaller entities. These risks include:

•	increased purchasing power and leverage held by large clients in negotiating contractual arrangements with us;

•	more stringent or costly requirements imposed upon us in our support service contracts with such clients, including stricter support response times and penalties for any failure to meet support requirements;

•	more complicated implementation processes;

•	longer client engagement cycles and the associated risk that substantial time and resources may be spent on a potential client that ultimately elects not to purchase our products or services or purchases less than we expected; and

•	increased pressure for discounts and write-offs.

In addition, because security breaches with respect to larger organizations, particularly those with higher public profiles, are likely to be heavily publicized, there is increased reputational risk associated with serving such clients.

Our global account managers drive a significant percentage of our operating results. We could experience longer client engagement cycles and productivity decreases if we were required to transition their accounts to different account managers.

On a pro forma basis, the top 5% of our global account managers produced approximately 24% of our gross profit in 2014. We believe that our growth will depend, to a significant extent, on our success in retaining top account managers and the ability of our top account managers to obtain new clients, manage our existing client base and help us to introduce new products and solutions. If we were required to transition their accounts to different account managers, such replacement account managers may be less productive and our revenue and the growth of our business may be harmed or we may lose clients who have developed relationships with such account managers. Additionally, if our efforts do not result in increased revenue, our operating results could be negatively impacted due to the upfront operating expenses associated with transitioning existing accounts to different account managers.

Our top vendor partners represent a significant percentage of our cyber security solutions.

We purchase products, directly and indirectly, for resale from our vendor partners, which include original equipment manufacturers and software publishers. In 2014, on a pro forma basis, we purchased approximately 74% of the technology we sold from our top 20 vendor partners. We purchase and resell such technology pursuant to reseller agreements with varying terms and conditions, including sales channel restrictions, purchase discounts and vendor partner programs and funding (including purchase rebates and sales volume rebates) and product patent indemnification. However, we do not typically enter into long-term contracts with our vendor partners and most of our reseller agreements are terminable upon 30 days’ notice by either party. A reduction in vendor partner programs or funding or our failure to timely react to changes in vendor partner programs or funding could have an adverse effect on our business, results of operations or cash flows.

From time to time, our vendor partners may terminate or limit our right to sell some or all of their products or change the terms and conditions or reduce or discontinue the incentives that they offer us. For example, there is no assurance that, as our vendor partners continue to sell directly to end users and through resellers, they will not limit or curtail the availability of their products to resellers like us. Any such termination or limitation or the implementation of such changes could have a negative impact on our business, results of operations or cash flows.

The investments we make to support our growth may not achieve the benefits we expect or such benefits may be delayed, which could harm our operating results. Furthermore, if we do not effectively manage any future growth, or are unable to improve our systems and processes, our operating results will be adversely affected.

We continue to increase the breadth and scope of our offerings and, correspondingly, the breadth and scope of our operations. To support this growth, and to manage any future growth effectively, we must continue to improve and expand our IT and financial infrastructure, our operating and administrative systems and our ability to manage headcount, capital and processes in an efficient manner. In the future, we may incur expenses if we invest in international operations and infrastructure. We would likely recognize the costs associated with any such investments earlier than the anticipated benefits, and the return, if any, on such investments may be lower, or may develop more slowly, than we expect. If we do not achieve the benefits anticipated from these investments, or if the achievement of these benefits is delayed, our operating results may be adversely affected.

If we fail to effectively manage our growth, our business, financial condition and results of operations could be harmed.

On a pro forma basis, our revenue for the six months ended June 30, 2015 increased 40% from the six months ended June 30, 2014. This rapid growth has placed significant demands on our management and our operational and financial infrastructure. We cannot assure you that we will be able to successfully scale improvements to our systems and processes in a manner that keeps pace with our growth or that such systems will be effective in preventing or detecting errors, omissions or fraud. Our continuing growth will require significant capital expenditures and the allocation of valuable management and employee resources. If we fail to manage our growth effectively, operating results may be adversely affected.

If we do not effectively expand and train our client engagement team, we may be unable to add new clients or increase engagements with our existing clients, and our business will be adversely affected.

We continue to be substantially dependent on our client engagement team to obtain new clients and increase engagements with existing clients. There is significant competition for client engagement personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of client engagement personnel to support our growth, particularly in international markets. New hires require significant training and may take significant time before they achieve full productivity. Our recent and future hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, because we continue to grow rapidly, a large percentage of our client engagement team is new to our company. If we are unable to hire and train a sufficient number of effective client engagement personnel, or the personnel we hire are not successful in obtaining new clients or increasing our engagements with our existing clients, our business will be adversely affected.

The competition for qualified and experienced cyber security professionals is intense. If we are unable to hire additional cyber security professionals and retain existing cyber security professionals, our business will be adversely affected.

Our performance is dependent on the efforts of our cyber security professionals. The competition for qualified and experienced cyber security personnel has been and continues to be fierce. Our ability to compete effectively and expand our business depends on our ability to attract new cyber security professionals and to retain and motivate our existing cyber security professionals. If we are unable to attract and retain new talent, the implementation of our business model and the development and introduction of new services could be hindered or delayed, which would negatively affect our results of operations. Also, to the extent we hire professionals from competitors, we may be subject to allegations that they have been improperly solicited, or that they have divulged proprietary or other confidential information, or that their former employers own their inventions or other work product.

We rely on our management team and other key employees and will need additional personnel to grow our business, and the loss of one or more key employees or our inability to attract and retain qualified personnel, including members for our board of directors, could harm our business.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel and the continued services of our senior management and other key personnel to execute on our business plan and to identify and pursue new opportunities and solution innovations. The loss of the services of our senior management or any of our key personnel, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly in client engagement, could significantly delay or prevent the achievement of our development and strategic objectives, and may adversely affect our business, financial condition and operating results. Our productivity and the quality of our solutions may be adversely affected if we do not integrate and train our new employees quickly and effectively. Furthermore, if we are not effective in retaining our key personnel, our business could be adversely impacted and our operating results and financial condition could be harmed.

The cyber security market is rapidly evolving within the increasingly challenging cyber threat landscape. If the industry does not continue to develop as we anticipate, our revenue will not grow as quickly as expected, if at all, and our share price could decline. If we do not accurately predict, prepare for and respond promptly to the rapidly evolving technological and market developments and changing client needs in the cyber security market, our competitive position and prospects will be harmed.

Many of our clients operate in markets characterized by rapidly changing technologies and business plans, which require them to add numerous network access points and adapt to increasingly complex IT networks, incorporating a variety of hardware, software applications, operating systems and networking protocols. As their technologies and business plans grow more complex, we expect these clients to face new and increasingly sophisticated methods of attack. We face significant challenges in ensuring that our platform effectively identifies and responds to these advanced and evolving attacks without disrupting our clients’ network performance. As a result of the continued rapid innovations in the technology industry, including the rapid growth of smart phones, tablets and other devices and the trend of “bring your own device” in enterprises, we expect the networks of our clients to continue to change rapidly and become more complex.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below the expectations of securities analysts and investors, resulting in a decline in our stock price.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to assets, liabilities, revenue, expenses and related disclosures.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.

Changes in financial accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our business and financial results.

We may be required to write down goodwill or identifiable intangible assets.

Under GAAP, if we determine goodwill or identifiable intangible assets are impaired, we will be required to write down these assets and record a non-cash impairment charge. As of June 30, 2015, we had goodwill of $403.8 million and other acquired intangible assets, net of accumulated amortization, of $195.3 million. Intangible assets, net consists primarily of the estimated value assigned to certain customer related assets and trade names.

Determining whether an impairment exists and the amount of the potential impairment involves quantitative data and qualitative criteria that are based on estimates and assumptions requiring significant management judgment. Future events or new information may change management’s valuation of an intangible asset in a short amount of time. The timing and amount of impairment charges recorded in our consolidated statements of operations and other comprehensive income and write-downs recorded in our consolidated balance sheets could vary if management’s conclusions change. Any impairment of goodwill or intangible assets could have a material adverse effect on our financial condition and results of operations.

International expansion has certain inherent challenges including currency fluctuation, cultural differences and language barriers. Our management team does not have significant experience expanding into international markets.

We may expand our business into markets outside of North America. Any future global operations may be subject to a number of risks, including the following:

•	greater difficulty in enforcing contracts and managing collections, as well as longer collection periods;

•	fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business;

•	management communication and integration problems resulting from cultural and geographic dispersion;

•	risks associated with existing or future export controls, trade restrictions and other domestic and foreign legal requirements, including any importation, certification and localization of our platform that may be required in foreign countries;

•	greater risk of unexpected changes in regulatory practices, tariffs and tax laws and treaties;

•	compliance with anti-bribery laws, including, without limitation, compliance with the U.S. Foreign Corrupt Practices Act and the UK Anti-Bribery Act;

•	heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements;

•	reduced or uncertain protection of IP rights in some countries;

•	social, economic and political instability, terrorist attacks and security concerns in general; and

•	potentially adverse tax consequences.

These and other factors could harm our ability to generate revenue and subject us to potential fines and losses and, consequently, materially impact our business, results of operations and financial condition.

If we do not accurately anticipate the cost, risk and complexity of performing our work, our contracts could be less profitable than expected or unprofitable.

It is important for us to accurately estimate and control our contract costs so that we can maintain positive operating margins and profitability. As described elsewhere in this prospectus, we generally enter into two principal types of contracts with our clients for our consulting services: fixed-price contracts and time-and-materials contracts. If we fail to accurately estimate our costs when negotiating a contract with a client, particularly a fixed-price contract, we may fail to achieve our expected margins, which could materially impact our business, results of operations and financial condition.

Future acquisitions and investments could require significant management attention, disrupt our business, harm our financial condition, dilute stockholder value and adversely affect our business and operating results.

As part of our business strategy and in order to remain competitive, we may acquire or make investments in complementary companies, products or technologies. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our clients, analysts and investors. In addition, if we are unsuccessful at integrating such acquisitions or the technologies associated with such acquisitions, our revenue and results of operations could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our common stock. The issuance of equity to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

We believe that our brand is integral to our success. If we fail to cost-effectively promote or protect our brand, our business and competitive position may be harmed.

We believe that cost-effectively promoting and maintaining awareness and integrity of our company and our brand are vital to achieving widespread acceptance of our existing and future solutions and are important elements in attracting new clients and retaining our existing clients, particularly if we seek to expand internationally. We believe that the importance of brand recognition will increase as competition in our market further intensifies. We recently introduced our Optiv brand following the combination of Accuvant and FishNet Security. We expect to invest substantial resources to promote and maintain the Optiv brand and generate client leads, but there is no guarantee that our brand development strategies will enhance the recognition of our brand or lead to increased revenue. In addition, there are many factors which could negatively affect the overall brand of our company. Some of our existing and potential competitors have well-established brands with equal or greater recognition than we have. If our efforts to cost-effectively promote and maintain our brand are not successful, our operating results and our ability to attract and retain clients may be adversely affected. In addition, even if our brand recognition and loyalty increases, this may not result in increased use of our solutions or higher revenue. Moreover, if we fail to generate a sufficient volume of leads from these various activities, they may not be offset by revenue and our business and operating results could be adversely affected.

In addition, independent industry analysts often provide reviews of our solutions, as well as those of our competitors, and perception of our solutions in the marketplace may be significantly influenced by these reviews. We have no control over what these industry analysts report, and because industry analysts may influence current and potential clients, our brand could be harmed if they do not provide a positive review of our solutions or view us as a market leader.

Our failure to raise additional capital or generate the significant capital necessary to expand our operations and execute on our business plan could reduce our ability to compete and could harm our business.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new products and enhancements to our platform, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests and the per share value of our common stock could decline. Furthermore, if we engage in debt financing, the holders of debt would have priority over the holders of common stock, and we may be required to accept terms that restrict our ability to incur additional indebtedness. We may also be required to take other actions that would be in the interests of the debt holders and force us to maintain specified liquidity or other ratios, any of which could harm our business, results of operations and financial condition. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	develop or enhance our cyber security solutions;

•	continue to expand our client engagement and marketing and research and development organizations;

•	acquire complementary businesses;

•	expand operations, in the United States or internationally;

•	hire, train and retain employees; or

•	respond to competitive pressures or unanticipated working capital requirements.

Our failure to do any of these things could harm our business, financial condition and results of operations.

Our business is subject to the risks of tornadoes, fire, power outages, floods and other catastrophic events, and to interruption by man-made problems such as terrorism.

A significant natural disaster, such as a tornado, a fire, a flood, or significant power outage could have a material adverse impact on our business, results of operations and financial condition. Our corporate headquarters are located in Denver, Colorado, and we maintain significant offices in Overland Park, Kansas and Elkridge, Maryland. In addition, natural disasters could affect our supply chain, manufacturing vendors or logistics providers’ ability to provide materials and perform services such as manufacturing products or assisting with shipments on a timely basis. In the event that our or our service providers’ IT systems or manufacturing or logistics abilities are hindered by any of the events discussed above, shipments could be delayed, resulting in missed financial targets, such as revenue and shipment targets, for a particular quarter. In addition, acts of terrorism and other geo-political unrest could cause disruptions in our business or the business of our supply chain, manufacturers, logistics providers, vendor partners, or clients or the economy as a whole. Any disruption in the business of our supply chain, manufacturers, logistics providers, vendor partners or clients that impacts client engagements, particularly at the end of a fiscal quarter, could have a significant adverse impact on our financial results. All of the aforementioned risks may be further increased if the disaster recovery plans for us or our suppliers prove to be inadequate. To the extent that any of the above results in delays or cancellations of client orders, or the delay in the manufacture, deployment or shipment of our products, our business, financial condition and results of operations would be adversely affected.

Reliance on shipments at the end of the quarter could cause our revenue for the applicable period to fall below expected levels. Our profit margins depend, in part, on the volume of products and services sold, and we may be unable to achieve increases in our profit margins in the future.

As a result of client buying patterns and the efforts of our client engagement team to meet or exceed their performance objectives, we have historically generated a substantial portion of revenue during the last few weeks of each quarter. A significant interruption in our IT systems, which manage critical functions such as order processing, revenue recognition, financial forecasts, inventory and supply chain management and trade compliance reviews, could result in delayed order fulfillment and decreased revenue for that quarter. If expected revenue at the end of any quarter is delayed for any reason, including the failure of anticipated purchase orders to materialize, inability to ship and demonstrate clients’ receipt of products prior to quarter-end to fulfill purchase orders received near the end of the quarter, our failure to manage inventory to meet demand, our inability to release new products on schedule, any failure of our systems related to order review and processing, or any delays in shipments based on trade compliance requirements, our revenue for that quarter could fall below our expectations and the estimates of market analysts, which could adversely impact our business and results of operations and cause a decline in the trading price of our common stock.

Seasonality may cause fluctuations in our revenue.

We believe there are significant seasonal factors that cause us to record higher revenue in some quarters compared to others. We believe this variability is largely due to our clients’ budgetary and spending patterns. For example, we have historically generated a higher portion of our sales in the final quarter of each fiscal year, at which point our cost of sales increases relative to any increase in revenue, and we pay vendors for costs incurred in the final fiscal quarter in the subsequent quarters (i.e., first half of the following fiscal year). Our growth rate may have made seasonal fluctuations more difficult to detect. If our growth rate slows over time, seasonal or cyclical variations in our operations may become more pronounced, and our business, results of operations and financial position may be adversely affected.

Our results of operations could be adversely affected by volatile, negative or uncertain economic conditions and the effects of these conditions on our clients’ businesses and levels of business activity.

Global macroeconomic conditions affect our clients’ businesses and the markets they serve. Volatile, negative or uncertain economic conditions in our significant markets have undermined and could in the future undermine business confidence in our significant markets or in other markets, which are increasingly interdependent, and cause our clients to reduce or defer their spending on new initiatives and technologies, or may result in clients reducing, delaying or eliminating spending under existing contracts with us, which would negatively affect our business. Growth in the markets we serve could be at a slow rate, or could stagnate or contract, in each case, for an extended period of time. Differing economic conditions and patterns of economic growth and contraction in the geographical regions in which we operate and the industries we serve have affected and may in the future affect demand for our services. Ongoing economic volatility and uncertainty and changing demand patterns affect our business in a number of other ways, including making it more difficult to accurately forecast client demand and effectively build our revenue and resource plans, particularly in consulting.

Economic volatility and uncertainty is particularly challenging because it may take some time for the effects and changes in demand patterns resulting from these and other factors to manifest themselves in our business and results of operations. Changing demand patterns from economic volatility and uncertainty could have a significant negative impact on our results of operations.

We have observed certain vendor partners and other ecosystem partners expand their service capabilities into areas that directly compete with our service offerings. This creates a unique set of challenges that could materially change our vendor and other relationships.

Certain vendor partners and other ecosystem partners are expanding their service capabilities into areas that directly compete with our service offerings, which may materially change our partnership relationships and have an adverse effect on our operations. Our vendor partners and other ecosystem partners may develop features, services or other offerings that are similar to ours. Such offerings may achieve greater market acceptance, and our vendor partners and other ecosystem partners may undertake more far-reaching and successful development efforts or marketing campaigns, or may adopt more aggressive pricing policies. In addition, our vendor partners and other ecosystem partners may use information shared by our clients in order to develop services or features that compete with us. If our vendor partners or other ecosystem partners begin to directly compete with our service offerings, they may have substantial competitive advantages such as:

•	greater name recognition and longer operating histories;

•	larger client engagement and marketing budgets and resources;

•	broader distribution and established relationships with vendor partners and clients;

•	greater client support resources;

•	greater resources to make acquisitions;

•	lower labor and development costs;

•	larger and more mature IP portfolios; and

•	substantially greater financial, technical and other resources.

Intellectual property infringement or violation claims may adversely impact our results of operations.

We may be subject to claims by others that we infringe on their IP or otherwise violate their IP rights. To the extent we develop, introduce and acquire additional solutions, the risk of such claims may be increased. Any such claims, even those without merit, could require us to expend significant resources, cause us to cease making or using solutions that incorporate the challenged IP, require us to redesign, reengineer or rebrand our solutions, divert management’s attention and resources or require us to enter into royalty or licensing agreements to obtain the right to use a third party’s IP, which may not be available to us on acceptable terms or at all. Furthermore, because of the substantial amount of discovery required in connection with IP litigation, there is a risk that some of our confidential information could be compromised by the discovery process. Any of such events may adversely impact our business, financial condition and results of operations.

Technology companies frequently enter into litigation based on allegations of patent infringement or other violations of IP rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As we face increasing competition and gain an increasingly higher profile, the possibility of

IP rights claims against us grows. From time to time, third parties have asserted, and we expect that third parties will continue to assert, claims of infringement of IP rights against us. Third parties may in the future also assert claims against our clients, who we may be obligated to indemnify against claims that our products infringe the IP rights of third parties. While we intend to increase the size of our patent portfolio, many of our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. In addition, litigation may involve patent holding companies or other patent owners who have no relevant product offerings or revenue and against whom our own patents may provide little or no deterrence or protection.

We may be unable to protect our intellectual property adequately, which could harm our business, financial condition and results of operations.

We believe that our IP, including our trade secrets and know-how, is an essential asset of our business. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality procedures and contractual provisions, to establish and protect our IP rights in the United States and abroad. The efforts we have taken to protect our IP may not be sufficient or effective, and our trademarks, copyrights and patents may be held invalid or unenforceable. Any U.S. or other patents issued to us may not be sufficiently broad to protect our proprietary technologies, and given the costs of obtaining patent protection, we may choose not to seek patent protection for certain of our proprietary technologies. We may not be effective in policing unauthorized use of our IP, and even if we do detect violations, litigation may be necessary to enforce our IP rights. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive, could divert management’s attention and may result in a court determining that our IP rights are unenforceable. If we are not successful in cost-effectively protecting our IP rights, our business, financial condition and results of operations could be harmed.

Risks Related to Our Indebtedness

Our substantial leverage could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry or our ability to pay our debts, and could divert our cash flow from operations to debt payments.

We are highly leveraged. As of June 30, 2015, the total principal amount of our debt was approximately $629.3 million. Our high degree of leverage could have detrimental consequences, including:

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and pursue future business opportunities;

•	increasing our vulnerability to general economic and industry conditions;

•	exposing us to the risk of increased interest rates as our borrowings under our senior secured credit facilities are at variable rates of interest;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

We are a holding company, and our consolidated assets are owned by, and our business is conducted through, our subsidiaries. Revenue from these subsidiaries is our primary source of funds for debt payments and operating expenses. If our subsidiaries are restricted from making distributions to us, our ability to meet our debt service obligations or otherwise fund our operations may be impaired. Moreover, there may be restrictions on payments by subsidiaries to their parent companies under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to stockholders only from profits. As a result, although a subsidiary of ours may have cash, we may not be able to obtain that cash to satisfy our obligation to service our outstanding debt or fund our operations.

Certain of our debt agreements impose significant operating and financial restrictions on us and our subsidiaries, which could prevent us from capitalizing on business opportunities.

The credit agreements that govern our senior secured term loan facilities and our ABL facility impose significant operating and financial restrictions on us. These restrictions limit our ability and/or the ability of our subsidiaries to, among other things:

•	incur additional indebtedness and make guarantees;

•	create liens on assets;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	make fundamental changes;

•	pay dividends and distributions or repurchase our capital stock;

•	make investments, loans and advances, including acquisitions;

•	engage in certain transactions with affiliates;

•	make changes in the nature of their business; and

•	make prepayments of junior debt.

As a result of these restrictions, we are limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include similar or more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders or amend the covenants.

Our failure to comply with the restrictive covenants described above as well as other terms of our other indebtedness or the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our results of operations and financial condition could be adversely affected.

Servicing our indebtedness will require a significant amount of cash. Our ability to generate sufficient cash depends on many factors, some of which are not within our control.

Our ability to make payments on our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. To a certain extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow to service our debt and meet our other commitments, we may need to restructure or refinance all or a portion of our debt, sell material assets or operations or raise additional debt or equity capital. We may not be able to effect any of these actions on a timely basis, on commercially reasonable terms or at all, and these actions may not be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt arrangements could restrict us from effecting any of these alternatives.

Despite our current level of indebtedness, we may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above.

We may be able to incur significant additional indebtedness in the future, and we may do so to, among other things, fund acquisitions as part of our growth strategy. Although the credit agreements that govern our senior secured term loan facilities and our ABL facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and we could incur substantial additional indebtedness in compliance with these restrictions. Any such additional indebtedness would increase our leverage, requiring us to devote more of our cash flow from operations to the payment of principal and interest on such indebtedness and increasing our vulnerability to general economic and industry conditions. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. Our senior secured term loan facilities includes an uncommitted incremental term facility that will allow us the option to increase the amount available under our senior secured term loan facilities by up to (1) $75.0 million plus (2) an additional amount so long as we are in pro forma compliance with a consolidated first lien net leverage ratio, in the case of our senior secured first lien term loan facility, or a consolidated total net leverage ratio, in the case of our senior secured second lien term facility, as the case may be. Availability of such incremental term facilities will be subject to, among other conditions, the absence of an event of default under our credit agreements and the receipt of commitments by existing or additional financial institutions.

Risks Related to this Offering and Ownership of our Common Stock

Blackstone and its affiliates control us and their interests may conflict with ours or yours in the future.

Immediately following this offering, Blackstone and its affiliates will beneficially own approximately     % of our common stock (or     % if the underwriters exercise their over-allotment option in full), and our Sponsors collectively will beneficially own approximately     % of our common stock (or     % if the underwriters exercise their over-allotment option in full). Moreover, under our amended and restated bylaws and the stockholders’ agreement with our Sponsors that will be in effect by the completion of this offering, for so long as our Sponsors and their affiliates retain significant ownership of us, we will agree to nominate to our board individuals designated by such Sponsor, whom we refer to as the “Sponsor Directors.” Even when our Sponsors and their affiliates cease to own shares of our stock representing a majority of the total voting power, for so long as our Sponsors continue to own a significant percentage of our stock, such Sponsors will still be able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval through its voting power. Accordingly, for such period of time, our Sponsors will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as our Sponsors continue to own a significant percentage of our stock, such Sponsors will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock.

Our Sponsors and their respective affiliates engage in a broad spectrum of activities. In the ordinary course of their business activities, our Sponsors and their respective affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation will provide that none of our Sponsors, any of their respective affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our Sponsors also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Sponsors may have an interest in our pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to us and our stockholders.

Upon the listing of our shares on the NYSE, we will be a “controlled company” within the meaning of the rules of the NYSE and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, affiliates of Blackstone will continue to control a majority of the combined voting power of all classes of our stock entitled to vote generally in the election of directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies, within one year of the date of the listing of their common stock:

•	are not required to have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	are not required to have a compensation committee that is composed entirely of independent directors; and

•	are not required to have a nominating and corporate governance committee that is composed entirely of independent directors.

Following this offering, we intend to utilize these exemptions. As a result, we do not expect a majority of the directors on our board will be independent upon the closing of this offering. In addition, we do not expect that any of the committees of the board will consist entirely of independent directors upon the closing of this offering. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

We are an “emerging growth company” under the JOBS Act, and any decision on our part to comply with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we currently intend to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of this offering; (ii) the last day of the first fiscal year during which our annual gross revenue is $1.0 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year. We cannot predict if investors will find our common stock less attractive if we choose to rely on exemptions from certain disclosure requirements. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

In addition, as our business grows, we may cease to satisfy the conditions of an “emerging growth company.” We are currently evaluating and monitoring developments with respect to these new rules, and we cannot assure you that we will be able to take advantage of all of the benefits from the JOBS Act. In addition, as an “emerging growth company,” we may elect to delay adoption of new or revised accounting standards applicable to public companies until such standards are made applicable to private companies. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC and the NYSE. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and common stock price.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act that eventually we will be required to meet. In addition, the recent integration of Accuvant’s and FishNet Security’s accounting systems could create additional risks for internal controls over financial reporting. Because currently we do not have comprehensive documentation of our internal controls and have not yet tested our internal controls in accordance with Section 404, we cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls. Once we are no longer an emerging growth company, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting.

Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under our financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the price of our common stock.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our common stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our common stock or publishes inaccurate or unfavorable research about our business, our common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid.

There may not be an active trading market for shares of our common stock, which may cause shares of our common stock to trade at a discount from their initial offering price and make it difficult to sell the shares of common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our common stock. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained which would make it difficult for you to sell your shares of common stock at an attractive price or at all. The initial public offering price per share of common stock will be determined by agreement among us and the representatives of the underwriters, and may not be indicative of the price at which shares of our common stock will trade in the public market after this offering.

The market price of shares of our common stock may be volatile, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our common stock regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to stockholders, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our common stock could decrease significantly. You may be unable to resell your shares of common stock at or above the initial public offering price.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on your investment unless you sell your common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends. The declaration, amount and payment of any future dividends on shares of our common stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by our senior secured term loan facilities and our ABL facility and may be limited by covenants of other indebtedness we or our subsidiaries incur in the future. As a result, you may not receive any return on an investment in our common stock unless you sell your shares of our common stock for a price greater than that which you paid for it.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price per share of common stock will be substantially higher than our pro forma net tangible book deficit per share immediately after this offering. As a result, you will pay a price per share of common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of common stock than the amounts paid by our pre-IPO owners. Assuming an offering price of $             per share of common stock, which is the midpoint of the range on the front cover of this prospectus, you will incur immediate and substantial dilution in an amount of $             per share of common stock. See “Dilution.”

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.

After this offering, we will have approximately             shares of common stock authorized but unissued. Our amended and restated certificate of incorporation will authorize us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. Additionally, we have reserved              shares for issuance under our 2016 Omnibus Incentive Plan, including              shares issuable upon the vesting of restricted stock units that we intend to grant to our employees at the time of this offering. See “Executive and Director Compensation—Optiv Inc. 2016 Omnibus Incentive Plan.” Any common stock that we issue, including under our 2016 Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering.

If we or our existing investors sell additional shares of our common stock after this offering, the market price of our common stock could decline.

The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering, we will have a total of              shares of our common stock outstanding. Of the outstanding shares, the              shares sold in this offering (or              shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining outstanding              shares of common stock held by our pre-IPO owners and management after this offering will be subject to certain restrictions on resale. We, our officers, directors and certain holders of our outstanding shares of common stock immediately prior to this offering, including our Sponsors, that collectively will own              shares following this offering, will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock held by them for 180 days following the date of this prospectus. Morgan Stanley & Co. LLC and Goldman, Sachs & Co. may, in their sole discretion, release all or any portion of the shares of common stock subject to lock-up agreements. See “Underwriting” for a description of these lock-up agreements. See “Principal Stockholders” and “Shares Eligible for Future Sale—Lock-Up Agreements.”

Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in the public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that our Sponsors will be considered affiliates for 180 days after this offering based on their expected share ownership, as well as their board nomination rights. Certain other of our stockholders may also be considered affiliates at that time. However, commencing 180 days following this offering, the holders of these shares of common stock will have the right, subject to certain exceptions and conditions, to require us to register their shares of common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to the 2014 Accuvant Holdings Corporation Stock Incentive Plan or the 2016 Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover              shares of our common stock.

As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the consummation of this offering will contain provisions that may make the merger or acquisition of our company more difficult without the approval of our board of directors. Among other things, these provisions:

•	would allow us to authorize the issuance of undesignated preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	prohibit stockholder action by written consent from and after the date on which the parties to our stockholders agreement and their affiliates cease to beneficially own at least % of the total voting power of all then outstanding shares of our capital stock unless such action is recommended by all directors then in office;

•	provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of % or more of all of the outstanding shares of our capital stock entitled to vote, if the parties to our stockholders agreement and their affiliates beneficially own less than % in voting power of our stock entitled to vote generally in the election of directors; and

•	establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or the Company’s directors, officers or other employees.

Our amended and restated certificate of incorporation will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of our Company, (2) action asserting a claim of breach of a fiduciary duty owed by any director or officer of our Company to the Company or the Company’s stockholders, (3) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”) or our amended and restated certificate of incorporation or our amended and restated bylaws, or (4) action asserting a claim against us or any director or officer of the Company governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our amended and restated certificate of incorporation. This choice-of-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or the Company’s directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors include but are not limited to those described under “Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

MARKET AND INDUSTRY DATA

This prospectus includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, other published industry sources (including 451 Research, Cisco, Gartner, Inc. (“Gartner”), McKinsey and Verizon) and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.

The source of certain statistical data, estimates and forecasts contained in this prospectus are the following independent industry publications or reports:

•	Gartner, Forecast: IT Security, 2Q15 Update—24 July 2015

•	Gartner, Security Outsourcing Changes Channel Realities for Security Technology Providers—25 August 2015

•	Gartner, Magic Quadrant for Security Awareness Computer-Based Training—08 October 2015

•	Verizon, 2015 Data Breach Investigations Report—15 April 2015

•	451 Research, Palo Alto Networks, Cisco and Dell are Top Vendors for Intrusion Detection and Prevention—09 July 2015

The Gartner Reports described herein (the “Gartner Reports”) represent data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

Optiv, Accuvant and FishNet Security and other trademarks, trade names and service marks of Optiv appearing in this prospectus are the property of Optiv and its affiliates.

Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, service marks and trade names. All trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

USE OF PROCEEDS

We estimate that the net proceeds to Optiv Inc. from this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions, will be approximately $             million (or $              million if the underwriters exercise their over-allotment option in full). A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease, as applicable, the net proceeds to Optiv Inc. from this offering by approximately $             million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions.

We intend to use a portion of the net proceeds from this offering to repay a portion of our outstanding indebtedness and the remainder, if any, for general corporate purposes.

If the underwriters exercise their over-allotment option in full, we intend to use the additional $             million of net proceeds to repay additional indebtedness or for general corporate purposes.

Pending specific application of these proceeds, we expect to invest them primarily in short-term demand deposits at various financial institutions.

DIVIDEND POLICY

We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing any indebtedness we or our subsidiaries may incur in the future.

In the six months ended June 30, 2015, we paid dividends on our common stock and stock options of $241.8 million and $0.2 million, respectively. We did not pay any dividends on our common stock and stock options in 2014 or 2013.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of June 30, 2015:

•	on a historical basis; and

•	on an as adjusted basis to reflect:

•	the sale by us of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	the application of the net proceeds from this offering as described under “Use of Proceeds” as if this offering and the application of the net proceeds of this offering had occurred on June 30, 2015.

The information below is illustrative only and our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Cash and cash equivalents are not components of our total capitalization. You should read this table together with the other information contained in this prospectus, including “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes thereto included elsewhere in this prospectus.

	June 30, 2015
	Actual	As Adjusted(1)
	(Dollars in thousands, except per share amounts)
Cash and cash equivalents	$18,013	$

Long-term debt, including the current portion on long-term debt(2)	$629,324	$
Temporary equity—221 shares(3)	—
Common stock, par value $0.01 per share, 5,000 shares authorized and 2,205 shares issued and outstanding, actual; and shares authorized and shares issued and outstanding, as adjusted basis	—
Additional paid-in capital	42
Retained earnings (deficit)	(39,367)
Accumulated other comprehensive income (loss)	(61)

Total stockholders’ equity (deficit)	(39,386)

Total capitalization	$589,938	$

(1)	To the extent we change the number of shares of common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the $ per share assumed initial public offering price, representing the midpoint of the price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of total stockholders’ equity and total capitalization may increase or decrease. A $1.00 increase (decrease) in the assumed initial public offering price per share, assuming no change in the number of shares to be sold, would increase (decrease) the net proceeds that we receive in this offering and each of total stockholders’ equity and total capitalization by approximately $ . An increase (decrease) of 1,000,000 shares in the expected number of shares to be sold in the offering, assuming no change in the assumed initial offering price per share, would increase (decrease) our net proceeds from this offering and our total stockholders’ equity and total capitalization by approximately $ . If the underwriters’ over-allotment option is exercised in full, the pro forma amount of each of cash, additional paid-in capital, total stockholders’ equity, total equity and total capitalization would increase by approximately $ , after deducting underwriting discounts and commissions, and we would have shares of our common stock issued and outstanding, as adjusted.
(2)	Long-term debt excludes deferred financing costs of $21.5 million. As of June 30, 2015, long-term debt included outstanding borrowings under our ABL facility of $25.0 million, $408.9 million under our senior secured first lien term loan facility, $195.0 million under our senior secured second lien term loan facility, $0.2 million under our State of Maryland term loan and $0.1 million under our State of Kansas term loan.
(3)	Reflects the carrying value of common stock subject to put rights upon death or disability of the holders that is classified as temporary equity. The carrying value of temporary equity was reduced to zero in connection with the May 14, 2015 dividend payment to stockholders. The put right will expire upon the effective date of an initial public offering.

DILUTION

If you invest in shares of our common stock, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma net tangible book value per share of common stock after this offering. Dilution results from the fact that the per share offering price of the shares of common stock is substantially in excess of the pro forma net tangible book value per share attributable to our pre-IPO owners.

Our pro forma net tangible book deficit as of June 30, 2015 was approximately $             , or $             per share of common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share of common stock represents pro forma net tangible book value divided by the number of shares of common stock outstanding.

After giving effect to this offering and the application of the proceeds therefrom as described in “Use of Proceeds,” our pro forma net tangible book value as of June 30, 2015 would have been $             , or $             per share of common stock. This represents an immediate dilution in net tangible book value of $             per share of common stock to our pre-IPO owners and an immediate dilution in net tangible book value of $             per share of common stock to investors in this offering.

The following table illustrates this dilution on a per share of common stock basis assuming the underwriters do not exercise their over-allotment option:

Assumed initial public offering price per share of common stock		$
Pro forma net tangible book deficit per share of common stock as of June 30, 2015	$
Increase in pro forma net tangible book value per share of common stock attributable to investors in this offering	$

Pro forma net tangible book value per share of common stock after the offering		$

Dilution in pro forma net tangible book value per share of common stock to investors in this offering		$

The following table summarizes, as of June 30, 2015, the total number of shares of common stock purchased from us, the total cash consideration paid to us, and the average price per share paid by pre-IPO owners and by investors in this offering. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our pre-IPO owners paid. The table below reflects an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares of Common Stock Purchased			Total Consideration			Average Price Per Share of Common Stock
	Number	Percent		Amount	Percent
(In thousands)
Pre-IPO owners			%	$		%	$
Investors in this offering			%	$		%	$

Total			%	$		%	$

Each $1.00 increase in the assumed offering price of $             per share would increase total consideration paid by investors in this offering by $             million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

The dilution information above is for illustrative purposes only. Our net tangible book value following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares and other terms of this offering determined at pricing.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial statements have been prepared to reflect:

•	Blackstone’s acquisition of Accuvant (the “Accuvant/Blackstone Transaction”) on April 22, 2014, including repayment of borrowings under Accuvant’s prior revolving credit facility;

•	the merger of Firewall and its subsidiaries, including FishNet Security, with and into the Company on January 28, 2015 (the “FishNet Security Merger”);

•	the entry into the senior secured first lien term loan facility and senior secured second lien term loan facility (each as defined under “Description of Certain Indebtedness”) to finance the FishNet Security Merger, the entry into the ABL facility (as defined under “Description of Certain Indebtedness”) and repayment of Accuvant’s prior secured term loan and acquired FishNet Security debt on January 28, 2015;

•	amendments to increase the senior secured first lien term loan facility and second lien term loan facility on May 13, 2015 to partially finance a dividend payment to stockholders; and

•	the sale of shares of common stock by us in this offering at the initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus) and the application of the net proceeds therefrom (collectively, the “Transactions”).

The following unaudited pro forma consolidated financial statements have been prepared using the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations, which we refer to as ASC 805. The historical consolidated financial statements have been adjusted in the unaudited pro forma consolidated financial statements to give effect to pro forma events that are directly attributable to the Transactions, factually supportable and with respect to the statements of operations, expected to have a continuing impact on our consolidated results.

The unaudited pro forma consolidated financial statements have been derived from and should be read in conjunction with the accompanying notes to the unaudited pro forma consolidated financial statements and:

•	the audited consolidated financial statements of Accuvant for the periods from April 22, 2014 to December 31, 2014 and January 1, 2014 to April 21, 2014 and for the year ended December 31, 2013;

•	the audited consolidated financial statements of FishNet Security for the years ended December 31, 2014 and 2013; and

•	the unaudited consolidated financial statements of Optiv for the six months ended June 30, 2015 and the periods from April 22, 2014 to June 30, 2014 and January 1, 2014 to April 21, 2014.

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2014, the six months ended June 30, 2015 and the six months ended June 30, 2014 combine the historical results of operations of Optiv and FishNet Security and give effect to the Transactions as if they had occurred on January 1, 2014. FishNet Security is an indirect wholly-owned subsidiary of Firewall and holds substantially all of the assets of Firewall while Firewall is a holding entity and has no operations outside those of FishNet Security. The Firewall and FishNet Security financial statements are substantially identical other than long-term debt held at Firewall and related accrued interest, all of which was repaid in connection with the FishNet Security Merger. As part of the FishNet Security Merger, Optiv became the parent entity of Accuvant and FishNet Security on January 28, 2015. The historical results of operations are those of Accuvant prior to January 28, 2015 and Optiv (including Accuvant) commencing on January 28, 2015. The FishNet Security Merger was accounted for as the acquisition of FishNet Security by Accuvant as of January 28, 2015.

The Optiv unaudited pro forma consolidated balance sheet as of June 30, 2015 gives effect to the stock split and the sale of common stock in this offering, including the application of the net proceeds therefrom, as if these transactions had occurred on June 30, 2015. The Accuvant/Blackstone Transaction, the FishNet Security Merger and the related financing activity related to both transactions, are already reflected in Optiv’s historical balance sheet as of June 30, 2015.

As a result of the Accuvant/Blackstone Transaction, a new basis of accounting was created on April 22, 2014. In the consolidated financial statements, the results of operations and cash flows for the period from April 22, 2014 to December 31, 2014 and the financial position commencing on April 22, 2014 are referred to as successor consolidated financial statements. The results of operations and cash flows prior to April 22, 2014 are referred to as the predecessor consolidated financial statements. The successor and predecessor consolidated financial statements are not comparable primarily due to the fact that the successor consolidated statement of operations and other comprehensive income reflects the application of pushdown accounting commencing on April 22, 2014, of which the most significant implications are increased depreciation and amortization expense and increased interest expense associated with the debt financing arrangements subsequently pushed down to the balance sheet. The periods presented in the pro forma consolidated statement of operations for the year ended December 31, 2014 and for the six months ended June 30, 2014 include both the successor and predecessor historical information.

Following the offering, we will incur costs associated with being a U.S. publicly traded company. Such costs will include new or increased expenses for such items as insurance, directors’ fees, accounting work, legal advice and compliance with applicable U.S. regulatory and stock exchange requirements, including costs associated with compliance with the Sarbanes-Oxley Act and periodic or current reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). No pro forma adjustments have been made to reflect such costs due to the fact that they currently are not objectively determinable.

The unaudited pro forma consolidated financial statements are for illustrative and informational purposes only and are not intended to represent or be indicative of what our financial condition or results of operations would have been had the above transactions occurred on the dates indicated. The unaudited pro forma consolidated financial statements also should not be considered representative of our future financial condition or results of operations.

The pro forma adjustments related to the FishNet Security Merger are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable and are subject to change. Accordingly, these pro forma adjustments are preliminary and have been made solely for the purpose of providing these unaudited pro forma consolidated financial statements. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could be material. The differences, if any, could have a material impact on the accompanying unaudited pro forma consolidated financial statements and our future results of operations and financial position.

The information contained in the statements below should be read in conjunction with “Summary—Summary Historical and Pro Forma Financial and Other Data,” “Selected Historical Consolidated Financial Data,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated audited financial statements and the related notes thereto included elsewhere in this prospectus.

Optiv Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Balance Sheet

As of June 30, 2015

(amounts in thousands, except share and per share data)

	Optiv Historical	Pro Forma Offering Adjustments	Note 5	Total Pro Forma Consolidated
Assets
Current assets:
Cash and cash equivalents	$18,013
Accounts receivable net of allowance of $609	274,712
Income tax receivable	13,900
Other current assets	23,168
Current deferred tax asset	12,684

Total current assets	$342,477

Property and equipment, net	13,489
Intangible assets, net	195,269
Goodwill	403,807
Other assets	1,346

Total assets	$956,388

Liabilities, Temporary Equity and Stockholders’ Equity
Current Liabilities
Accounts payable	$254,293
Accrued expenses	40,453
Deferred revenue	16,210
Current portion long-term debt	4,100

Total current liabilities	315,056

Other liabilities	1,283
Long-term debt, net of current portion	603,698
Long-term deferred tax liability	75,737

Total long-term liabilities	680,718

Commitment and contingencies
Temporary equity—common shares, subject to put right, 221 shares	—

Stockholders’ equity:
Successor common shares, $0.01 par value, authorized 5,000 with 2,205 issued and outstanding as of June 30, 2015	—
Additional paid-in capital	42
Retained earnings (deficit)	(39,367)
Accumulated other comprehensive income (loss)	(61)

Total stockholders’ equity (deficit)	(39,386)

Total liabilities, temporary equity and stockholders’ equity	$956,388

The accompanying notes are an integral part of these unaudited pro forma financial statements.

Optiv Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Operations

For the Six Months Ended June 30, 2015

(Amounts in thousands, except share and per share data)

	Optiv Historical	Fishnet Security Historical	Pro Forma Acquisition Adjustments – Optiv Acquisition of Fishnet Security						Subtotal Optiv			Total Optiv
	For the Six Months Ended June 30, 2015	For the period January 1 to January 27, 2015 (Note 3)		Note 5		Pro Forma Financing Adjustments	Note 5		Pro Forma Prior to Offering Adjustments	Pro Forma Offering Adjustments	Note 5	Pro Forma Consolidated
Revenue:
Security Technology	$347,621	$14,724	$—			$—			$362,345
Security Services	74,875	6,011	3,045	(d	)	—			83,931

Total revenue	422,496	20,735	3,045			—			446,276
Costs of sales:
Security Technology	248,574	11,000	—			—			259,574
Security Services	48,689	3,991	—			—			52,680

Total costs of sales	297,263	14,991	—			—			312,254

Gross profit	125,233	5,744	3,045			—			134,022
Operating expenses:
Selling, general and administrative expense	99,218	7,105	—			—			106,323
Amortization of acquired intangibles	14,690	1,784	(785)	(b	)	—			15,689
Other expense	19,176	13,055	(25,240)	(a	)	—			6,991

Total operating expenses	133,084	21,944	(26,025)			—			129,003

Operating income (loss)	(7,851)	(16,200)	29,070			—			5,019
Nonoperating income (expense):
Other income	8	—	—			—			8
Interest expense	(20,481)	(790)	—			(3,283)	(e	)	(24,554)
Net foreign currency exchange gain (loss)	202	—	—			—			202

Income (loss) before income tax expense	(28,122)	(16,990)	29,070			(3,283)			(19,325)

Income tax benefit (expense)	8,563	6,667	(8,860)	(c	)	1,149	(c	)	7,519

Net income (loss)	$(19,559)	$(10,323)	$20,210			$(2,134)			$(11,806)

Earnings (loss) per share:

Basic	$(8,394)								$(4,885)

Diluted	$(8,394)								$(4,885)

Weighted average common shares outstanding

Basic	2,330						(f	)	2,417

Diluted	2,330						(f	)	2,417

The accompanying notes are an integral part of these unaudited pro forma financial statements.

Optiv Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Operations

For the Six Months Ended June 30, 2014

(Amounts in thousands, except share and per share data)

	Optiv Historical		Pro Forma Acquisition Adjustments – Blackstone Acquisition of Optiv			Fishnet Security Historical	Pro Forma Acquisition Adjustments – Optiv Acquisition of Fishnet Security									Total Optiv
	Predecessor	Successor				For the Six Months ended June 30, 2014 (Note 3)							Subtotal Optiv
	Period from January 1 to April 21, 2014	Period from April 22 to June 30, 2014		Note 5				Note 5		Pro Forma Financing Adjustments	Note 5		Pro Forma Prior to Offering Adjustments	Pro Forma Offering Adjustments	Note 5	Pro Forma Combined
Revenue:
Security Technology	$63,550	$69,949	$—			$121,168	$—			$—			$254,667
Security Services	19,203	12,535	—			35,567	(3,282)	(d	)	—			64,023

Total revenue	82,753	82,484	—			156,735	(3,282)			—			318,690
Costs of sales:
Security Technology	44,315	51,337	—			79,335	—			—			174,987
Security Services	12,811	8,489	—			22,893	—			—			44,193

Total Costs of sales	57,126	59,826	—			102,228	—			—			219,180

Gross profit	25,627	22,658	—			54,507	(3,282)			—			99,510
Operating expenses:
Selling, general and administrative expense	24,527	16,604	—			44,081	—			—			85,212
Amortization of acquired intangibles	382	1,692	2,276	(b	)	13,412	(6,662)	(b	)	—			11,100
Other expense	50	8,266	(8,118)	(a	)	4,026	—			—			4,224

Total operating expenses	24,959	26,562	(5,842)			61,519	(6,662)			—			100,536

Operating income (loss)	668	(3,904)	5,842			(7,012)	3,380			—			(1,026)
Nonoperating income (expense):
Other income	28	10	—			—	—			—			38
Interest expense	(210)	(1,169)	—			(5,468)	—			(17,250)	(e	)	(24,097)
Net foreign currency exchange gain (loss)	(183)	(8)	—			—	—			—			(191)

Income (loss) before income tax expense	303	(5,071)	5,842			(12,480)	3,380			(17,250)			(25,276)
Income tax benefit (expense)	1,491	5,317	(864)	(c	)	4,946	(1,183)	(c	)	6,038	(c	)	15,745

Net income (loss)	$1,794	$246	$4,978			$(7,534)	$2,197			$(11,212)			$(9,531)

Earnings (loss) per share:

Basic		$138											$(4,006)

Diluted		$138											$(4,006)

Weighted average common shares outstanding

Basic		1,774									(f	)	2,379

Diluted		1,774									(f	)	2,379

The accompanying notes are an integral part of these unaudited pro forma financial statements.

Optiv Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Operations

Year Ended December 31, 2014

(Amounts in thousands, except share and per share data)

	Optiv Historical		Pro Forma Acquisition Adjustments – Blackstone Acquisition of Optiv	Note 5		Fishnet Security Historical	Pro Forma Acquisition Adjustments – Optiv Acquisition of Fishnet Security
	Predecessor	Successor											Subtotal Optiv			Total Optiv
	Period from January 1 to April 21, 2014	Period from April 22 to December 30, 2014				Year Ended December 31, 2014 (Note 3)		Note 5		Pro Forma Financing Adjustments	Note 5		Pro Forma Prior to Offering Adjustments	Pro Forma Offering Adjustments	Note 5	Pro Forma Consolidated
Revenue:
Security Technology	$63,550	$268,852	$—			$299,395	$—			$—			$631,797
Security Services	19,203	53,645	—			82,959	(4,600)	(d	)	—			151,207

Total revenue	82,753	322,497	—			382,354	(4,600)			—			783,004
Costs of sales:
Security Technology	44,315	195,081	—			197,743	—			—			437,139
Security Services	12,811	34,644	—			52,069	—			—			99,524

Total costs of sales	57,126	229,725	—			249,812	—			—			536,663

Gross profit	25,627	92,772	—			132,542	(4,600)			—			246,341
Operating expenses:
Selling, general and administrative expense	24,527	71,160	—			94,145	(2,557)	(a	)	—			187,275
Amortization	382	6,042	2,276	(b	)	26,825	(13,325)	(b	)	—			22,200
Other expense	50	8,927	(8,118)	(a	)	9,798	(3,529)	(a	)	—			7,128

Total operating expenses	24,959	86,129	(5,842)			130,768	(19,411)			—			216,603

Operating income (loss)	668	6,643	5,842			1,774	14,811			—			29,738
Nonoperating income (expense):
Other income	28	24	—			—	—			—			52
Interest expense	(210)	(4,342)	—			(10,916)	—			(33,196)	(e	)	(48,664)
Net foreign currency exchange gain (loss)	(183)	(37)	—			—	—			—			(220)

Income (loss) before income tax expense	303	2,288	5,842			(9,142)	14,811			(33,196)			(19,094)
Income tax benefit (expense)	1,491	(2,399)	(864)	(c	)	2,548	(5,184)	(c	)	11,619	(c	)	7,211

Net income (loss)	$1,794	$(111)	$4,978			$(6,594)	$9,627			$(21,577)			(11,883)

Earnings (loss) per share:

Basic		$(62)											$(4,974)

Diluted		$(62)											$(4,974)

Weighted average common shares outstanding

Basic		1,784									(f	)	2,389

Diluted		1,784									(f	)	2,389

The accompanying notes are an integral part of these unaudited pro forma financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1. Description of the Transactions

Accuvant/Blackstone Transaction

As of April 22, 2014, Blackstone acquired a majority stake in Accuvant for a total purchase price of approximately $228 million. Pursuant to the terms and conditions of the Merger and Contribution Agreement, the predecessor unitholders, inclusive of Accuvant’s management, Sverica International Investment Fund III LP, Otter Capital LLC and Polar Bear Investments LLC, contributed rollover equity for units in common stock in Accuvant valued at $1.00 per share. Blackstone Capital Partners VI L.P. and Blackstone Family Investment Partnership VI—ESC L.P. (collectively, the “Blackstone Entities”) contributed cash in exchange for units in common stock of Accuvant. The transaction was also funded by the net proceeds (after deducting certain transaction expenses) from Accuvant’s prior secured term loan and borrowings under the ABL facility. Accuvant’s prior revolving credit facility was repaid in full on the acquisition date.

FishNet Security Merger

On January 28, 2015, the Company completed a merger with Firewall pursuant to an Agreement and Plan of Merger dated as of November 4, 2014 (“Firewall Merger Agreement”). Pursuant to the Firewall Merger Agreement, AF Security Holdings Corp. was incorporated on October 23, 2014 and became a privately-held parent entity of Accuvant and Firewall on January 28, 2015 through a series of common stock transactions. On June 22, 2015, AF Security Holdings Corp. changed its name to Optiv Inc. The FishNet Security Merger was treated as an acquisition of Firewall, including its wholly owned subsidiary, FishNet Security, by the Company. The total purchase price was approximately $378 million, which was funded by the proceeds from the senior secured first lien term loan facility and the senior secured second lien term loan facility and the Company’s and Firewall’s existing liquidity. A portion of the term loan proceeds was also used to pay off Accuvant’s prior secured term loan as well as Firewall’s existing debt. The Blackstone Entities maintained a majority ownership in the consolidated Company, however, current investors of both organizations maintained a minority equity interest.

As of May 13, 2015, the Company entered into Amendment No. 1 to the senior secured first lien term loan facility and Amendment No. 1 to the senior secured second lien term loan facility to increase the initial term loan commitments by $110 million and $85 million, respectively, in order to finance a dividend payment to the existing stockholders.

2. Basis of Presentation

The unaudited pro forma consolidated financial statements were prepared in accordance with GAAP and pursuant to Regulation S-X Article 11, and present the pro forma financial condition and results of operations of both companies based upon the historical information after giving effect to the Transactions and adjustments described in these footnotes. The unaudited pro forma consolidated statements of operations for the year ended December 31, 2014 and the six month periods ended June 30, 2015 and June 30, 2014 are presented as if the Transactions had occurred on January 1, 2014. The unaudited pro forma consolidated balance sheet is presented as if the Transactions had occurred on June 30, 2015.

The Transactions are reflected in the unaudited pro forma consolidated financial statements as being accounted for under the acquisition method in accordance with ASC 805, with Blackstone and the Company treated as the accounting acquirers for the Accuvant/Blackstone Transaction and the FishNet Security Merger, respectively. In accordance with ASC 805, the assets acquired and the liabilities assumed have been measured at fair value based on various estimates. These estimates are based on key assumptions related to the Transactions, including reviews of publicly disclosed information for other acquisitions in the industry, historical experience of the companies, data that was available through the public domain and due diligence reviews of the acquiree businesses. Due to the fact that certain of the unaudited pro forma consolidated financial information related to the acquisition of FishNet Security has been prepared based on preliminary estimates, the final amounts recorded for this transaction may differ materially from the information presented herein. These estimates are subject to change pending further review of the fair value of the assets acquired and liabilities assumed. In addition, the final determination of the recognition and measurement of the identified assets acquired and liabilities assumed will be based on the fair market value of actual net tangible and intangible assets and liabilities of the acquiree at the closing dates.

For purposes of measuring the estimated fair value, where applicable, of the assets acquired and the liabilities assumed as reflected in the unaudited pro forma consolidated financial information, the Company has applied the guidance in ASC 820, Fair Value Measurements and Disclosures, which we refer to as ASC 820, which establishes a framework for measuring fair value. In accordance with ASC 820, fair value is an exit price and is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Under ASC 805, acquisition-related transaction costs and acquisition-related restructuring charges are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred. In addition, the unaudited pro forma consolidated financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the consolidated company may achieve as a result of the Transactions, the costs to integrate the operations of the companies or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

3. FishNet Security Historical

Financial information in the “FishNet Security Historical” columns in the unaudited pro forma consolidated statements of operations represents the results of operations of FishNet Security as a stand-alone entity for the period from January 1 to January 27, 2015 (period before the FishNet Security Merger), for the six months ended June 30, 2014 and for the year ended December 31, 2014. Such financial information has been reclassified to conform to the presentation in the Optiv statements of operations as set forth below.

Pro forma reclassifications to the FishNet Security historical consolidated statement of operations for the period from January 1 to January 27, 2015:

	FishNet Security Historical Consolidated Statement of Operations	Reclassification		FishNet Security Pro Forma Consolidated Statement of Operations
($ in thousands)	(Unaudited)			(Unaudited)
Revenue:
Net revenue	$20,735	$(20,735	)(a)	$—
Security Technology	—	14,724	(a)	14,724
Security Services	—	6,011	(a)	6,011
Cost of Sales:
Cost of sales	14,991	(14,991	)(b)	—
Security Technology	—	11,000	(b)	11,000
Security Services	—	3,991	(b)	3,991
Selling, general and administrative expense	6,775	330	(c)	7,105
Depreciation and amortization expense	2,114	(2,114	)(c)	—
Amortization of acquired intangibles	—	1,784	(c)	1,784

(a)	Represents the reclassification of “Net revenue” of approximately $20.7 million (1) to “Security Technology” of approximately $14.7 million for product revenues and (2) to “Security Services” of approximately $6.0 million for service revenues.
(b)	Represents the reclassification of “Cost of sales” of approximately $15.0 million (1) to “Security Technology” of approximately $11.0 million for product costs of sales and (2) to “Security Services” of approximately $4.0 million for service costs of sales.

(c)	Represents the reclassification of “Depreciation and amortization expense” of approximately $2.1 million (1) to “Amortization of acquired intangibles” of approximately $1.8 million for the amortization of acquired intangible assets and (2) to “Selling, general and administrative expense” of approximately $0.3 million for the depreciation of property and equipment.

Pro forma reclassifications to the FishNet Security historical consolidated statement of operations for the six months ended June 30, 2014:

	FishNet Security Historical Consolidated Statement of Operations	Reclassification		FishNet Security Pro Forma Consolidated Statement of Operations
($ in thousands)	(Unaudited)			(Unaudited)
Revenue:
Net revenue	$156,735	$(156,735	)(a)	$—
Security Technology	—	121,168	(a)	121,168
Security Services	—	35,567	(a)	35,567
Cost of Sales:
Cost of sales	102,228	(102,228	)(b)	—
Security Technology	—	79,335	(b)	79,335
Security Services	—	22,893	(b)	22,893
Selling, general and administrative expense	42,190	1,891	(c)	44,081
Depreciation and amortization expense	15,303	(15,303	)(c)	—
Amortization of acquired intangibles	—	13,412	(c)	13,412
Related party management fees	645	(645	)(d)	—
Other expense	3,381	645	(d)	4,026

(a)	Represents the reclassification of “Net revenue” of approximately $156.7 million (1) to “Security Technology” of approximately $121.2 million for product revenues and (2) to “Security Services” of approximately $35.6 million for service revenues.
(b)	Represents the reclassification of “Cost of sales” of approximately $102.2 million (1) to “Security Technology” of approximately $79.3 million for product costs of sales and (2) to “Security Services” of approximately $22.9 million for service costs of sales.
(c)	Represents the reclassification of “Depreciation and amortization expense” of approximately $15.3 million (1) to “Amortization of acquired intangibles” of approximately $13.4 million for the amortization of acquired intangible assets and (2) to “Selling, general and administrative expense” of approximately $1.9 million for the depreciation of property and equipment.
(d)	Represents the reclassification of “Related party management fees” of approximately $0.6 million to “Other expense.”

Pro forma reclassifications to the FishNet Security historical consolidated statement of operations for the year ended December 31, 2014:

	FishNet Security Historical Consolidated Statement of Operations	Reclassification		FishNet Security Pro Forma Consolidated Statement of Operations
(In thousands)	(Audited)			(Unaudited)
Revenue:
Net revenue	$382,354	$(382,354	)(a)	$—
Security Technology	—	299,395	(a)	299,395
Security Services	—	82,959	(a)	82,959
Cost of Sales:
Cost of sales	249,812	(249,812	)(b)	—
Security Technology	—	197,743	(b)	197,743
Security Services	—	52,069	(b)	52,069
Selling, general and administrative expense	90,443	3,702	(c)	94,145
Depreciation and amortization expense	30,527	(30,527	)(c)	—
Amortization of acquired intangibles	—	26,825	(c)	26,825
Related party management fees	500	(500	)(d)	—
Other expense	9,298	500	(d)	9,798

(a)	Represents the reclassification of “Net revenue” of approximately $382.4 million (1) to “Security Technology” of approximately $299.4 million for product revenues and (2) to “Security Services” of approximately $83.0 million for service revenues.
(b)	Represents the reclassification of “Cost of sales” of approximately $249.8 million (1) to “Security Technology” of approximately $197.7 million for product costs of sales and (2) to “Security Services” of approximately $52.1 million for service costs of sales.
(c)	Represents the reclassification of “Depreciation and amortization expense” of approximately $30.5 million (1) to “Amortization of acquired intangibles” of approximately $26.8 million for the amortization of acquired intangible assets and (2) to “Selling, general and administrative expense” of approximately $3.7 million for the depreciation of property and equipment.
(d)	Represents the reclassification of “Related party management fees” of approximately $0.5 million to “Other expense.”

4. Purchase Price Allocation Considerations

(1)	Property and equipment assets are depreciated on a straight-line basis over their estimated useful lives, generally over a three-year to five-year period.

(2)	Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives. The fair value of the identifiable intangible assets and their expected useful lives are as follows:

(In thousands)	Value at Acquisition Date	Expected Useful Life
Customer Relationships—Accuvant/Blackstone Transaction	$75,000	10 years
Customer Relationships—FishNet Security Merger	135,000	10 years
Trade Name—Accuvant/Blackstone Transaction	6,000	5 years

Total	$216,000

(3)	Goodwill is calculated as the difference between the acquisition dates fair value of the consideration transferred and the values assigned to the assets acquired and liabilities assumed. Goodwill is not amortized and is not deductible for tax purposes.

5. Pro Forma Adjustments in Connection with the Transactions

Pro forma consolidated balance sheet

The following summarizes the pro forma adjustments to give effect to the Transactions as if they had occurred on June 30, 2015 for purposes of the pro forma consolidated balance sheet:

(a)	Reflects the use of a portion of the net proceeds from this offering to repay $ million principal amount of our indebtedness.

(b)	Reflects estimated gross proceeds from the sale of shares of common stock by us in this offering at the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus), net of underwriting discounts and commissions of approximately $ million, in the aggregate, and additional estimated expenses related to the offering of approximately $ million.

Pro forma consolidated statements of operations

The following summarizes the pro forma adjustments to give effect to the Transactions as if they had occurred on January 1, 2014 for purposes of the pro forma consolidated statements of operations:

(a)	Represents the reversal of non-recurring transaction costs which are directly attributable to the Transactions and included in the historical statements of operations for the six months ended June 30, 2015, the six months ended June 30, 2014 and the year ended December 31, 2014.

(In thousands)	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014	Year Ended December 31, 2014
Accuvant/Blackstone Transaction—Transaction Costs	$—	$8,118	$8,118
FishNet Security Merger—Transaction costs	25,240	—	6,086

Total(a)	$25,240	$8,118	$14,204

(b)	Represents the incremental amortization of the fair value of identified intangible assets with definite lives for the six months ended June 30, 2015, the six months ended June 30, 2014 and the year ended December 31, 2014. The incremental amortization expense for intangible assets is calculated using the straight line method over the estimated remaining useful lives of the assets, less the historical amortization expense related to the acquired intangibles, if any.

Customer Relationships—Accuvant/Blackstone Transaction (In thousands)	Six Months Ended June 30, 2014	Year Ended December 31, 2014
Estimated amortization expense	$3,750	$7,500
Elimination of historical amortization expense	(1,796)	(5,546)

Total	$1,954	$1,954

Trade Name—Accuvant/Blackstone Transaction (In thousands)	Six Months Ended June 30, 2014	Year Ended December 31, 2014
Estimated amortization expense	$600	$1,200
Elimination of historical amortization expense	(278)	(878)
Total	$322	$322

Incremental Amortization—Accuvant/Blackstone Transaction(b)	$2,276	$2,276

Customer Relationships—FishNet Security Merger (In thousands)	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014	Year Ended December 31, 2014
Estimated amortization expense	$999	$6,750	$13,500
Elimination of historical amortization expense	(1,784)	(13,412)	(26,825)

Incremental Amortization—FishNet Security Merger(b)	$(785)	$(6,662)	$(13,325)

(c)	Represents the income tax effect for adjustments related to the Transactions using a 35% statutory tax rate, excluding the non-deductible portion of transaction costs incurred in connection with the Accuvant/Blackstone Transaction of approximately $3.4 million and the FishNet Security Merger of approximately $3.8 million.

(d)	As part of the FishNet Security purchase price allocation as of January 28, 2015, the estimated fair value of the deferred revenue liability as of the valuation date was adjusted downward by approximately $4.6 million for Security Services provided over a period of less than 12 months. Assuming the transaction occurred on January 1, 2014, services revenue booked for the year ended December 31, 2014 and the six months ended June 30, 2014 would be reduced by $4.6 million and $3.3 million, respectively, in the unaudited pro forma consolidated financial statements. In addition, there was a reduction in revenue of approximately $3.0 million in the historical consolidated financial statements for the six months ended June 30, 2015 as a result of this purchase price adjustment. Under the assumption that the FishNet Security Merger occurred on January 1, 2014, this reduction to revenue has been reversed in the unaudited pro forma consolidated financial statements.

(e)	Represents the increased interest expense for the six months ended June 30, 2015, the six months ended June 30, 2014 and the year ended December 31, 2014 and reflects pro forma (i) interest expense associated with the first lien term loan of $300 million and second lien term loan of $110 million entered into on January 28, 2015 to finance the FishNet Security Merger, using the effective interest method, (ii) interest expense related to an increased commitment under the JP Morgan Chase credit facility from $50 million to $75 million, which was originally entered into to finance the Accuvant/Blackstone Transaction on April 22, 2014, and (iii) elimination of interest expense on FishNet Security debt and the Credit Suisse secured term loan that was extinguished as part of the FishNet Security Merger on January 28, 2015. Items (i), (ii) and (iii) above reflect interest expense adjustments for the period from January 1, 2015 to January 27, 2015 (before the FishNet Security Merger) and for the year ended December 31, 2014.

We also incurred a loss on debt extinguishment of approximately $3.6 million for the six months ended June 30, 2015 related to the Credit Suisse secured term loan, which was extinguished as a part of the FishNet Security Merger. This amount was recorded in interest expense in the historical statement of operations and has been reversed in the pro forma consolidated statement of operations for the six months ended June 30, 2015.

In addition, this pro forma adjustment represents the elimination of interest expense from January 1, 2014 to April 21, 2014 on the PNC revolving credit facility which was extinguished as part of the Accuvant/Blackstone Transaction where approximately $25 million of principal and accrued interest was repaid.

Finally, this pro forma adjustment represents the increase in interest expense using the effective interest method associated with the amendments to the first and second lien term loans on May 13, 2015. We increased the commitments and drew down on the debt in the amounts of $110 million and $85 million, respectively, which was used to finance a dividend to stockholders. This adjustment reflects incremental interest expense for the period from January 1, 2015 to May 13, 2015, for the six months ended June 2014 and for the year ended December 31, 2014.

A 1/8% increase (decrease) in the annual interest rate on all variable term loans would cause the net income (loss) to increase (decrease) for the six months ended June 30, 2015, the six months ended June 30, 2014 and the year ended December 31, 2014 by $127 thousand, $375 thousand and $754 thousand, respectively.

(In thousands)	Adjustments Six Months Ended June 30, 2015	Adjustments Six Months Ended June 30, 2014	Adjustments Year Ended December 31, 2014
Estimated interest expense on first lien term loan	$(1,516)	$(10,213)	$(20,570)
Estimated interest expense on second lien term loan	(861)	(5,755)	(11,618)
Estimated interest expense related to the increase in commitment of the JP Morgan Chase credit facility	(30)	(155)	(118)
Eliminate interest expense related to the secured term loan extinguished as a part of the FishNet Security Merger	491	1,100	3,909
Eliminate interest expense related to FishNet Security debt extinguished as a part of the FishNet Security Merger	790	5,468	10,916
Eliminate interest expense related to PNC credit facility extinguished as a part of the Accuvant/Blackstone Transaction	—	205	205
Estimated interest expense on amended first lien term loan	(2,586)	(3,548)	(7,140)
Estimated interest expense on amended second lien term loan	(3,204)	(4,352)	(8,780)
Eliminate loss on debt extinguishment—Credit Suisse secured term loan	3,633	—	—

Total(e)	$(3,283)	$(17,250)	$(33,196)

(f)	The following is a reconciliation of basic and diluted pro forma weighted average shares of common stock outstanding:

	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014	Year Ended December 31, 2014
Historical weighted average shares outstanding	2,330	1,774	1,784
Adjustment to eliminate weighted average shares issued on 1/28/15 pursuant to the FishNet Security Merger	(518)	—	—
Adjustment for shares issued in connection with the FishNet Security Merger assuming issuance at the beginning of the period presented	605	605	605

Basic and diluted pro forma weighted average shares outstanding	2,417	2,379	2,389

6. Other

There were certain items included in the historical consolidated financial statements that were not adjusted for in the unaudited pro forma consolidated financial statements as they were not directly attributable to the Transactions.

•	During 2014, FishNet Security incurred approximately $2.6 million in transaction costs related to a failed bid in acquiring Accuvant; and

•	Given the rebranding of the consolidated company to Optiv effective July 1, 2015, we accelerated the amortization of the historical book value associated with the Accuvant trade name through June 30, 2015. In May and June of 2015, additional amortization totaling approximately $4.6 million was recorded.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

We derived the selected historical consolidated statements of operations data for the period from April 22, 2014 through December 31, 2014, the period from January 1, 2014 through April 21, 2014 and the year ended December 31, 2013 and the selected balance sheet data as of December 31, 2014 and 2013 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected statements of operations data and the selected statements of cash flows data for the six months ended June 30, 2015 and the period from April 22, 2014 through June 30, 2014 and the selected balance sheet data as of June 30, 2015 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared our unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period. Comparability of the information reflected in the selected historical consolidated financial data is impacted by the April 22, 2014 Accuvant/Blackstone Transaction, the January 28, 2015 FishNet Security Merger and the May 13, 2015 dividend payment to stockholders.

The unaudited selected pro forma financial information has been prepared to give effect to the Accuvant/Blackstone Transaction, the FishNet Security Merger and the other transactions as described under “Unaudited Pro Forma Consolidated Financial Information” as if they had occurred on January 1, 2014. The following unaudited selected pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated, nor is it indicative of future operating results.

You should read the selected historical consolidated financial data below, together with the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, as well as “Summary—Summary Historical and Pro Forma Financial and Other Data,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness,” and the other financial information included elsewhere in this prospectus.

	Pro Forma			Historical
				Successor			Predecessor
(Dollars in thousands, except per share data)	Six Months Ended June 30, 2015(A)	Six Months Ended June 30, 2014(A)	Year Ended December 31, 2014(A)	Six Months Ended June 30, 2015(B)	Period from April 22 to June 30, 2014(C)	Period from April 22 to December 31, 2014(C)	Period from January 1, 2014 to April 21, 2014(D)	Year Ended December 31, 2013(D)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Selected Statements of Operations Data:
Revenue
Security Technology	$362,345	$254,667	$631,797	$347,621	$69,949	$268,852	$63,550	$279,900
Security Services	83,931	64,023	151,207	74,875	12,535	53,645	19,203	59,252

Total revenue	446,276	318,690	783,004	422,496	82,484	322,497	82,753	339,152

Costs of sales:
Security Technology	259,574	174,987	437,139	248,574	51,337	195,081	44,315	203,831
Security Services	52,680	44,193	99,524	48,689	8,489	34,644	12,811	37,685

Total costs of sales	312,254	219,180	536,663	297,263	59,826	229,725	57,126	241,516

Gross profit	134,022	99,510	246,341	125,233	22,658	92,772	25,627	97,636

Operating expenses:
Selling, general and administrative expenses	106,323	85,212	187,275	99,218	16,604	71,160	24,527	80,883
Amortization of acquired intangibles	15,689	11,100	22,200	14,690	1,692	6,042	382	1,266
Other expense	6,991	4,224	7,128	19,176	8,266	8,927	50	1,041

Total operating expenses	129,003	100,536	216,603	133,084	26,562	86,129	24,959	83,190

Operating income (loss)	5,019	(1,026)	29,738	(7,851)	(3,904)	6,643	668	14,446

Non-operating income (expense):
Other income	8	38	52	8	10	24	28	55
Interest expense	(24,554)	(24,097)	(48,664)	(20,481)	(1,169)	(4,342)	(210)	(1,054)
Net foreign currency exchange gain (loss)	202	(191)	(220)	202	(8)	(37)	(183)	32

Income (loss) before income taxes	(19,325)	(25,276)	(19,094)	(28,122)	(5,071)	2,288	303	13,479

Income tax benefit (expense)	7,519	15,745	7,211	8,563	5,317	(2,399)	1,491	(6,694)

Net income (loss)	$(11,806)	$(9,531)	$(11,883)	$(19,559)	$246	$(111)	$1,794	$6,785

Earnings (loss) per share:
Basic				$(8,394)	$138	$(62)

Diluted				$(8,394)	$138	$(62)

Pro forma earnings per share:
Basic	$(4,885)	$(4,006)	$(4,974)				$1,011	$3,824

Diluted	$(4,885)	$(4,006)	$(4,974)				$1,011	$3,824

Cash dividends declared per share				$99,683	$—	$—	$—	$—

Selected Statements of Cash Flows:
Net cash provided by (used in) operating activities				$(22,603)	$(25,275)	$17,283	$7,607	$3,396
Net cash provided by (used in) investing activities				(269,811)	(552)	(2,002)	(726)	(3,204)
Net cash provided by (used in) financing activities				285,857	26,094	2,042	(177)	270
Effect of exchange rate changes on cash and cash equivalents				(7)	(56)	(55)	171	(60)

Change in cash and cash equivalents				$(6,564)	$211	$17,268	$6,875	$402

	Successor		Predecessor
(In thousands)	As of June 30, 2015	As of December 31, 2014	As of December 31, 2013
	(Unaudited )
Selected Balance Sheet Data:
Cash and cash equivalents	$18,013	$24,577	$434
Working capital(1)	27,421	34,490	(8,361)
Total assets(2)	956,388	458,146	201,443
Total debt(3)	607,798	76,211	25,056
Total liabilities	995,774	303,371	167,456
Temporary equity	—	16,539	—
Total stockholders’ equity (deficit)	(39,386)	138,236	33,987
Retained earnings (deficit)	$(39,367)	$(111)	$8,939

(A)	Reflects unaudited pro forma selected financial information giving effect to the FishNet Security Merger, the Accuvant/Blackstone Transaction and the other transactions as described under “Unaudited Pro Forma Consolidated Financial Information” as if such transactions had occurred at the beginning of the period.
(B)	Reflects selected historical financial data for Accuvant for periods following the Accuvant/Blackstone Transaction, and results of operations of FishNet Security that are included from January 28, 2015.
(C)	Reflects selected financial data for Accuvant for periods following the Accuvant/Blackstone Transaction, and does not reflect the financial results of FishNet Security.
(D)	Reflects selected financial data for Accuvant for periods prior to the Accuvant/Blackstone Transaction, and does not reflect the financial results of FishNet Security.
(1)	We define working capital as total current assets less total current liabilities.
(2)	Net of accounts receivable and sales return allowances of $2.4 million, $2.3 million and $1.4 million as of June 30, 2015, December 31, 2014 and December 31, 2013, respectively.
(3)	Net of deferred financing costs of $21.5 million and $3.7 million as of June 30, 2015 and December 31, 2014, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Information” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in “Forward-Looking Statements” and “Risk Factors.”

Overview

We are a market-leading provider of end-to-end cyber security solutions. We exclusively focus on cyber security and leverage our proprietary technologies and IP, third-party products, market intelligence and scalable platform to provide comprehensive and optimized solutions to our clients. Our team of over 1,400 employees includes nearly 1,200 cyber security experts who plan, build and run cyber security programs tailored to our clients’ needs. Through our strong partnerships with over 300 established and emerging security software providers and hardware manufacturers, we offer our clients a broad portfolio of cyber security products and services, along with strategic advice and ongoing management of their security infrastructure. Formed through the merger of Accuvant and FishNet Security, we believe we are the largest pure-play, vendor-agnostic cyber security solutions provider in North America. Over the past three years, our diversified, blue-chip client base has included 57 of the Fortune 100 and 537 of the Fortune 1000, and we have served more than 7,500 clients in more than 70 countries.

We derive revenue through our Security Technology and Security Services segments. Through our Security Technology business, we provide our clients the complete range of security product advice and services including; client needs analyses, product evaluation and testing, product procurement and security vendor management. We also help implement and integrate these products into their networks. Our Security Services business consists of security consulting, security operations, MSS, incident response, support services and strategic staffing. In our MSS business, we manage and monitor our clients’ security operations 24x7 from our three SOCs.

We design our client engagement teams around our clients and provide expertise and engagement throughout the lifecycle of projects. As of September 30, 2015, we had over 1,400 employees, with nearly 1,200 cyber security experts, including over 250 client managers and over 200 client advisors. Our Office of the CISO offers our clients advisory services from seasoned CISOs and subject-matter expert advisors who help create security strategies and provide industry-wide thought leadership and best practices. In the six months ended June 30, 2015, we served over 3,600 clients. We have been successful in expanding our business with clients over time. Over the six years ended June 30, 2015, on average, our returning clients have spent more than twice as much with us in the second year they do business with us than they spent in the first. Also, our average annual spend per client increased 22% from 2013 to 2014 and 25% from the six months ended June 30, 2014 to the six months ended June 30, 2015.

Our Reportable Segments

We have two reportable segments: Security Technology and Security Services.

Security Technology: We generate revenue through the sale of third-party information security hardware and software products as well as services provided by third parties. We partner with industry-leading security product manufacturers and continuously evaluate new and emerging players in the cyber security industry to provide our clients with leading solutions. We provide insight into the technology that best fits our clients’ needs and challenges. We help these clients objectively compare potential product solutions and determine the most appropriate technology for their business and technical requirements. As technical experts, we identify, select, implement, integrate and ultimately optimize and maintain support for the products that we sell to our clients.

To deliver best-of-breed products, we work with over 300 established and emerging software providers and hardware manufacturers, enabling us to provide a full suite of potential IT security solutions to our clients with start-to-finish support from selection to implementation to maintenance. We often provide our security services to clients alongside sales of security technology products. Our security services teams are typically involved in larger sales of security technology products. However, each of our consulting engagements also, where appropriate, makes technology recommendations to our clients to resolve a particular security need.

Security Services: We bring together our security services experience in security operations (including MSS), enterprise consulting and training support. We offer strategy and management, monitoring and operations and defenses and controls, with specific focuses on cloud, mobility, data protection and the internet. Through our depth and breadth of offerings, extensive capabilities and proven expertise in cyber security strategy, regulatory compliance, tactics and technology, we help companies, governments and educational institutions address their full range of cyber risk and security needs in a customized and integrated fashion, enabling them to plan, build and run successful security programs to achieve their business objectives. Each of these services is delivered by our security consultants under either a fixed fee arrangement or a time and materials arrangement.

Recent Highlights

First half 2015 financial and operating highlights include:

•	On a historical basis, revenue was $422.5 million, an increase of approximately 156% compared to the first half of 2014. On a pro forma basis, our revenue for the first half of 2015 was $446.3 million, an increase of approximately 40% from the first half of 2014.

•	On a historical basis, revenue for our Security Services segment was $74.9 million, an increase of approximately 136% compared to the six months ended June 30, 2014. On a pro forma basis, revenue for our Security Services segment for the first half of 2015 was $83.9 million, an increase of approximately 31% from the first half of 2014.

•	On a historical basis, gross margin was 30%, an increase from 29% in the first half of 2014. On a pro forma basis, gross margin was also 30%, a decline from 31% in the first half of 2014.

•	On a historical basis, Adjusted EBITDA margin was 8%, an increase from 6% in the first half of 2014. On a pro forma basis, Adjusted EBITDA margin remained stable at 7%.

•	We transacted with over 3,600 clients.

Significant Transactions

On April 22, 2014, Accuvant was acquired by a company formed at the direction of Blackstone alongside Sverica and certain members of Accuvant’s executive management (collectively, referred to as the “Accuvant/Blackstone Transaction”). As a result of the Accuvant/Blackstone Transaction, Accuvant elected to apply pushdown accounting and a new basis of accounting was created on April 22, 2014. We are required to present separately our operating results for the Predecessor period ended April 21, 2014 and the Successor period commencing on April 22, 2014. The Successor and Predecessor operating results are not comparable primarily due to the Successor operating results reflecting the application of pushdown accounting commencing on April 22, 2014, of which the most significant implications are increased depreciation and amortization of acquired intangibles expense and increased interest expense associated with debt financing arrangements subsequently pushed down to the consolidated balance sheet.

On January 28, 2015, Accuvant completed the merger of FishNet Security (collectively, referred to as the “FishNet Security Merger”) to form Optiv for a total transaction value of approximately $378 million. Following the FishNet Security Merger, Optiv was owned by Blackstone, Sverica International Investment Fund III LP and certain members of the management of Accuvant as well as the prior owners of FishNet Security, including

Investcorp and certain members of FishNet Security’s executive management. As part of the FishNet Security Merger, Optiv became the parent entity of Accuvant and FishNet Security on January 28, 2015. The historical results of operations discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are those of Accuvant prior to January 28, 2015 and Optiv including Accuvant commencing on January 28, 2015. The FishNet Security Merger was accounted for as the acquisition of FishNet Security by Accuvant as of January 28, 2015.

In addition to a discussion of the results of operations of Optiv and Accuvant, we are also providing supplemental results of operations of FishNet Security, supplemental pro forma results of operations of the combined companies for the six months ended June 30, 2015 and 2014 and the year ended December 31, 2014 assuming the Accuvant/Blackstone Transaction, the FishNet Security Merger, our incurrence of additional indebtedness on May 13, 2015 to finance a dividend payment to our stockholders and this offering and the application of the net proceeds therefrom as described under “Use of Proceeds” had occurred on January 1, 2014 and supplemental pro forma results of operations of the combined companies for the year ended December 31, 2013 assuming the Accuvant/Blackstone Transaction and the FishNet Security Merger had occurred on January 1, 2013.

Key Factors Affecting Our Performance

We believe the following trends and factors may have an important impact on our financial performance:

•	Continued growth in the cyber security market: We continue to see growth in the total size of the cyber security industry in the United States and globally. As a market-leading provider of end-to-end cyber security solutions, overall industry growth is a key factor driving our business. As such, our financial results are significantly affected by overall industry growth.

•	Our ability to increase engagements with existing clients: We pride ourselves on maintaining ongoing relationships with our clients. To grow our revenue, it is important that our existing clients purchase additional solutions from us. Sales to our existing client base can take the form of incremental sales of Security Technology and Security Services either to deploy our platform in additional parts of their network or to protect additional threat vectors. Follow-on sales lead to increased revenue over the lifecycle of a client relationship and can significantly increase the return on our sales and marketing investments.

•	Performance of our client engagement team: The number of clients that we add in a given period impacts our longer term revenue. We are focused on attracting new clients. Our growth strategy contemplates continued investments in our sales and marketing personnel. Newly hired client engagement personnel will require several months to establish relationships with clients and prospective clients before contributing to the productivity of our client engagement activities and driving revenue growth.

•	Expansion of our services business mix: Increasingly, our clients are asking us for more complex technology solutions and security operations services. As such, we believe that our success will be based on our ability to tailor specific, innovative solutions to meet the changing needs of our clients. Accordingly, providing those solutions would shift our business mix toward services revenue, which would have the effect of expanding our overall gross margins over time.

Key Business Metrics

We regularly review the following key metrics to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions. We discuss revenue and gross profit below under “—Components of Results of Operations.” Period-on-period revenue growth, EBITDA, Adjusted EBITDA and total number of clients are discussed immediately below the following table. The following financial metrics are used by management to monitor and analyze the operational performance of our business.

	Pro Forma			Historical Information
				Successor			Predecessor
	Six Months Ended June 30, 2015(A)	Six Months Ended June 30, 2014(A)	Year Ended December 31, 2014(A)	Six Months Ended June 30, 2015(B)	Period from April 22 to June 30, 2014(C)	Period from April 22 to December 31, 2014(C)	Period from January 1 to April 21, 2014(D)	Year Ended December 31, 2013(D)
(Dollars in thousands)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operational and Other Data:
Financial
Period-on-period revenue growth (%)	40%		25%
Gross margin	30%	31%	31%	30%	27%	29%	31%	29%
EBITDA	$24,028	$13,015	$57,834	$9,828	$(1,777)	$14,329	$1,576	$18,099
Adjusted EBITDA	$33,257	$21,412	$71,560	$34,305	$6,933	$27,103	$2,138	$20,033
Operational
Total number of clients	3,687	3,660	5,122	3,549	999	2,051	1,161	2,241

(A)	Reflects unaudited pro forma financial and other information giving effect to the FishNet Security Merger, the Accuvant/Blackstone Transaction and the other transactions as described under “Unaudited Pro Forma Consolidated Financial Information” as if such transactions had occurred as of January 1, 2014.
(B)	Reflects historical financial and other data for Accuvant for periods following the Accuvant/Blackstone Transaction, and results of operations of FishNet Security are included from January 28, 2015.
(C)	Reflects financial and other data for Accuvant for periods following the Accuvant/Blackstone Transaction, and does not reflect the financial results of FishNet Security.
(D)	Reflects financial and other data for Accuvant for periods prior to the Accuvant/Blackstone Transaction, and does not reflect the financial results of FishNet Security.

Period-on-period revenue growth (%): We are focused on driving continued revenue growth through increased sales of our Security Technology and Security Services to new and existing clients.

EBITDA and Adjusted EBITDA: We define EBITDA as net income (loss) adjusted for interest, tax, depreciation and amortization of acquired intangibles. We define Adjusted EBITDA as EBITDA adjusted to exclude net foreign currency exchange (gains) losses; equity based compensation; monitoring, support and service fees to our Sponsors; transaction expenses; ERP implementation expenses; integration expenses; and certain other adjustments. EBITDA and Adjusted EBITDA should not be considered as a substitute for other measures of financial performance reported in accordance with GAAP. Although EBITDA and Adjusted EBITDA are frequently used by investors and securities analysts in their evaluations of companies, EBITDA and Adjusted EBITDA have limitations as analytical tools, including:

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect our interest expense, or the cash requirements to service interest or principal payments on, our indebtedness;

•	EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;

•	EBITDA and Adjusted EBITDA do not reflect the impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations;

•	although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often need to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for these replacements; and

•	other companies may calculate EBITDA and Adjusted EBITDA differently than we do.

We compensate for the inherent limitations associated with using EBITDA and Adjusted EBITDA through disclosure of these limitations, presentation of our financial statements in accordance with GAAP and reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable GAAP measure, net income (loss).

The table below provides a reconciliation of our net income (loss) to EBITDA and Adjusted EBITDA:

	Pro Forma			Historical Information
				Successor			Predecessor
	Six Months Ended June 30, 2015(A)	Six Months Ended June 30, 2014(A)	Year Ended December 31, 2014(A)	Six Months Ended June 30, 2015(B)	Period from April 22 to June 30, 2014(C)	Period from April 22 to December 31, 2014(C)	Period from January 1, 2014 to April 21, 2014(D)	Year Ended December 31, 2013(D)
(In thousands)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income (loss)	$(11,806)	$(9,531)	$(11,883)	$(19,559)	$246	$(111)	$1,794	$6,785
Add (subtract):
Interest expense	24,554	24,097	48,664	20,481	1,169	4,342	210	1,054
Provision for income tax expense (benefit)	(7,519)	(15,745)	(7,211)	(8,563)	(5,317)	2,399	(1,491)	6,694
Depreciation and amortization	18,799	14,194	28,264	17,469	2,125	7,699	1,063	3,566

EBITDA	24,028	13,015	57,834	9,828	(1,777)	14,329	1,576	18,099

Adjustments:
Net foreign currency exchange (gain) loss	(202)	191	220	(202)	8	37	183	(32)
Equity-based compensation(1)	1,010	265	996	1,010	—	467	—	167
Sponsor monitoring, support and services fees(2)	468	583	1,122	420	148	459	50	590
Transaction expenses(3)	—	5,871	7,189	15,293	8,118	10,675	—	—
ERP implementation expenses(4)	4,285	126	1,239	4,285	—	—	—	—
Integration expenses(5)	3,457	—	—	3,460	—	—	—	—
Other(6)	211	1,361	2,960	211	436	1,136	329	1,209

Total adjustments	9,229	8,397	13,726	24,477	8,710	12,774	562	1,934

Adjusted EBITDA	$33,257	$21,412	$71,560	$34,305	$6,933	$27,103	$2,138	$20,033

(A)	Reflects unaudited pro forma financial and other information giving effect to the FishNet Security Merger, the Accuvant/Blackstone Transaction and the other transactions as described under “Unaudited Pro Forma Consolidated Financial Information” as if such transactions had occurred as of January 1, 2014.
(B)	Reflects historical financial and other data for Accuvant for periods following the Accuvant/Blackstone Transaction, and results of operations of FishNet Security are included from January 28, 2015.
(C)	Reflects financial and other data for Accuvant for periods following the Accuvant/Blackstone Transaction, and does not reflect the financial results of FishNet Security.
(D)	Reflects financial and other data for Accuvant for periods prior to the Accuvant/Blackstone Transaction, and does not reflect the financial results of FishNet Security.
(1)	Reflects non-cash stock-based compensation expense under the provisions of ASC 718 Compensation Stock Compensation.
(2)	Prior to the Accuvant/Blackstone Transaction, Accuvant had a management fee agreement with an entity related to Sverica. The management fee agreement was terminated as part of the Accuvant/Blackstone Transaction. Subsequent to the Accuvant/Blackstone Transaction, we have a monitoring fee agreement with an entity related to Blackstone and with Sverica, which was amended and restated in connection with the FishNet Security Merger to add Investcorp as a party. Additionally, we have an agreement with an entity related to Blackstone to provide healthcare services, purchasing services, operational support and to pay out-of-pocket expenses in exchange for support and services fees. Prior to the FishNet Security Merger, FishNet Security had an agreement for strategic planning and consulting services with Investcorp International, Inc. The agreement was terminated as part of the FishNet Security Merger. See “Certain Relationships and Related Person Transactions.”

(3)	Reflects the transaction expenses paid in connection with the Accuvant/Blackstone Transaction and the FishNet Security Merger. On a pro forma basis, we add back the purchase price adjustment of $4.6 million and $3.3 million from the FishNet Security Merger for the year ended December 31, 2014 and for the six months ended June 30, 2014, respectively. Additionally, during the year ended December 31, 2014, FishNet Security incurred approximately $2.6 million in transaction expenses related to a failed bid in acquiring Accuvant. These transaction expenses were not adjusted for in the unaudited pro forma consolidated financial statements as they were not directly attributable to either the Accuvant/Blackstone Transaction or the FishNet Security Merger. As a result, these transaction expenses are adjusted in the Adjusted EBITDA reconciliation.
(4)	Reflects costs related to the implementation of the ERP system.
(5)	Reflects rebranding and integration costs paid to third party consultants as a result of the FishNet Security Merger.
(6)	Reflects certain other adjustments permitted under the agreements governing our outstanding indebtedness, including severance and restructuring fees.

Number of clients: We believe that the size of our client base is an indicator of our market penetration and that the number of clients that we transact with within a period is an indicator of the growth of our business. We calculate the number of clients for each period as the total number of separate clients we transacted with during the period.

Components of Results of Operations

Revenue

Our business focuses on providing cyber security solutions, which includes a combination of Security Technology and Security Services. We generate revenue by providing security consulting and managed security services and from the sale of third-party hardware products, shipping and handling fees, software licenses and support and maintenance.

For Security Technology revenue, we recognize revenue and the associated costs of goods sold for the sales of third-party hardware products and software licenses on a gross basis since we serve as the primary obligor, set the price to our clients, carry the credit risks and work with our clients in choosing the right vendor. We report revenue from the sales of software maintenance, support and subscription services net of fulfillment costs as we are not the primary obligor in these transactions.

For Security Services revenue, we recognize revenue from consulting services and managing and monitoring components of our clients’ security infrastructure. Contracts for consulting services have different terms based on the scope, deliverables and complexity of the engagement. Fees for these contracts may be in the form of time-and-materials or fixed-price. Revenue for consulting services is recognized as work is performed and when amounts are earned. For our managed security services, we generally enter into annual service agreements with clients that are billed in advance. Associated expenses incurred and billed to clients such as travel are presented as revenue.

Cost of Sales

Our cost of sales is comprised of Security Technology cost of sales and Security Services cost of sales. Cost of sales excludes depreciation and amortization of acquired intangible assets and does not include any allocation of overhead costs.

Security Technology cost of sales includes product costs, outbound and inbound freight costs, vendor rebates and supplier discounts.

Security Services cost of sales includes direct costs incurred associated with delivering services, such as salaries, wages, bonuses, employment-related expenses, traveling expenses and subcontract fees.

Selling, General and Administrative Expenses

Selling expenses include salaries, bonuses and benefits for our client engagement team, the expense of travel, entertainment and training for such personnel and various sales and promotional programs.

General and administrative expenses include salaries, bonuses, benefits and stock-based compensation expense for our finance, human resources, marketing, IT and legal employees, as well as professional fees for legal and accounting services, expense of travel, entertainment and training, expense of communication, the cost of supplies, software and equipment, online marketing, product marketing and other brand-building activities, such as advertising, trade shows and expositions. We receive offsets through vendor market development programs. We have recently incurred, and expect to continue to incur, additional expenses as we grow our operations and transition to operating as a public company, including higher legal, corporate insurance, accounting and auditing expenses, and the additional costs of enhancing and maintaining our internal control environment through the adoption of new corporate policies. We also expect that general and administrative expenses will continue to increase in absolute dollars as we expand our operations.

Depreciation of property and equipment is included as part of selling, general and administrative expenses. Property and equipment are initially recorded at cost or at estimated fair value if acquired through a business combination and are depreciated over the useful life of each asset using the straight-line method.

Amortization of Acquired Intangibles Expense

Intangible assets acquired in business combinations are recorded at fair value, while intangible assets acquired in the normal course of business are recorded at their cost. Intangible assets are amortized over their estimated useful lives, with the exception of indefinite lived intangible assets, which are not amortized.

Other Expense

Other expense consists primarily of gain (loss) on disposal of assets, extraordinary expenses such as transaction expenses, board of director fees and other miscellaneous expenses that do not meet the classification criteria of other components of results of operations.

Other Income

Other income consists primarily of interest income earned on cash equivalents and employee stock loans.

Interest Expense

Interest expense is typically recognized in the period incurred at the applicable interest rate in effect. For increasing-rate debt, we determine the periodic interest cost using the effective interest method over the estimated outstanding term of the debt. Interest expense is inclusive of loss on extinguishment of debt.

Net Foreign Currency Exchange Gain (Loss)

Net foreign currency exchange gain (loss) consists of unrealized and realized gains and losses related to changes in foreign currency exchange rates.

Income Tax Provision

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax (benefit) expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Results of Operations

As a result of the Accuvant/Blackstone Transaction, a new basis of accounting was created on April 22, 2014. We are required to present separately our operating results for the Predecessor period ended April 21, 2014 and the Successor period commencing on April 22, 2014. GAAP does not allow for such combination of financial results for the Predecessor period and the Successor period; however, we believe that a comparative discussion of the combined results provides information that is useful in evaluating our financial performance. For comparison purposes, the discussion of results of operations below is based on the mathematical combination of the 2014 successor (April 22, 2014 through December 31, 2014) period and the 2014 predecessor (January 1, 2014 through April 21, 2014) period compared to the predecessor year ended December 31, 2013. Although the Accuvant/Blackstone Transaction has not affected our operations, we have experienced increased amortization of acquired intangibles expense and increased interest expense resulting from debt financing arrangements in the Successor period. The combined information is the result of merely adding the two columns and does not include any pro forma assumptions or adjustments. We believe the Predecessor/Successor split of our results for the year ended December 31, 2014 would make it difficult for an investor to compare historical and future results. Combining the Predecessor and Successor results puts our operational performance into a meaningful format for comparative purposes.

Additionally, as a result of the FishNet Security Merger on January 28, 2015, FishNet Security’s results of operations from January 28 to June 30, 2015 were included in Optiv’s results of operations for the six months ended June 30, 2015. Therefore, Optiv’s results of operations for the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to June 30, 2014 are not comparable with the six months ended June 30, 2015.

We have presented supplemental unaudited pro forma results of operations for the six months ended June 30, 2015 and June 30, 2014 and the years ended December 31, 2014 and December 31, 2013. Because the Accuvant/Blackstone Transaction occurred on April 22, 2014 and the FishNet Security Merger occurred on January 28, 2015, we believe this pro forma information aids in the comparison between the historical periods presented. Comparability of the historical periods is impacted by the April 22, 2014 Accuvant/Blackstone Transaction, the January 28, 2015 FishNet Security Merger and the May 13, 2015 dividend payment to stockholders. To aid in the comparison, we have presented pro forma numbers next to the corresponding historical information.

Optiv Comparison of Historical Six Months Ended June 30, 2015 (unaudited), the Period from April 22, 2014 to June 30, 2014 (unaudited) and the Period from January 1, 2014 to April 21, 2014 and Optiv Comparison of Pro Forma Six Months Ended June 30, 2015 (unaudited) and Pro Forma Six Months Ended June 30, 2014 (unaudited)

The following table sets forth the historical statements of operations for Optiv for the six months ended June 30, 2015, the period from April 22, 2014 to June 30, 2014 and the period from January 1 to April 21, 2014, the unaudited pro forma statement of operations for the six months ended June 30, 2015 and the unaudited pro forma statement of operations for the six months ended June 30, 2014. Historical information represents actual results split for the successor and predecessor periods representing the change in the basis of accounting due to the Accuvant/Blackstone Transaction.

The pro forma information differs from historical information as it gives effect to the Accuvant/Blackstone Transaction and the FishNet Security Merger as if they had occurred on January 1, 2014. The pro forma information does not purport to represent what our results of operations would have been had the Accuvant/Blackstone Transaction and the FishNet Security Merger occurred at the beginning of the comparative six months ended June 30, 2014, nor does it purport to project our results of operations or financial condition for any future period:

	Pro Forma					Historical Information
						Successor				Predecessor
(Dollars in thousands)	Six Months Ended June 30, 2015(A)		Six Months Ended June 30, 2014(A)		% Change	Six Months Ended June 30, 2015(B)		Period from April 22 to June 30, 2014(C)		Period From January 1 to April 21, 2014(D)		% Change
	(Unaudited)		(Unaudited)			(Unaudited)		(Unaudited)
		% of Total Revenue		% of Total Revenue			% of Total Revenue		% of Total Revenue		% of Total Revenue
Revenue:
Security Technology	$362,345	81%	$254,667	80%	42%	$347,621	82%	$69,949	85%	$63,550	77%	160%
Security Services	83,931	19%	64,023	20%	31%	74,875	18%	12,535	15%	19,203	23%	136%

Total revenue	446,276	100%	318,690	100%	40%	422,496	100%	82,484	100%	82,753	100%	156%

Costs of sales:
Security Technology	259,574	58%	174,987	55%	48%	248,574	59%	51,337	62%	44,315	54%	160%
Security Services	52,680	12%	44,193	14%	19%	48,689	12%	8,489	10%	12,811	15%	129%

Total costs of sales	312,254	70%	219,180	69%	42%	297,263	70%	59,826	73%	57,126	69%	154%

Gross profit	134,022	30%	99,510	31%	35%	125,233	30%	22,658	27%	25,627	31%	159%
Operating expenses:
Selling, general and administrative expenses	106,323	24%	85,212	27%	25%	99,218	23%	16,604	20%	24,527	30%	141%
Amortization of acquired intangibles	15,689	4%	11,100	3%	41%	14,690	3%	1,692	2%	382	0%	608%
Other expense	6,991	2%	4,224	1%	66%	19,176	5%	8,266	10%	50	0%	131%

Total operating expenses	129,003	29%	100,536	32%	28%	133,084	31%	26,562	32%	24,959	30%	158%

Operating income (loss)	5,019	1%	(1,026)	(0)%	(589%)	(7,851)	(2%)	(3,904)	(5%)	668	1%	(143)%
Non-operating income (expense):
Other income	8	0%	38	0%	(79%)	8	0%	10	0%	28	0%	(79)%
Interest expense	(24,554)	(6)%	(24,097)	(8)%	(2%)	(20,481)	(5%)	(1,169)	(1%)	(210)	0%	(1,385)%
Net foreign currency exchange gain (loss)	202	0%	(191)	(0)%	206%	202	0%	(8)	(0)%	(183)	0%	206%

Income before income tax expense	(19,325)	(4)%	(25,276)	(8)%	(24%)	(28,122)	(7%)	(5,071)	(6%)	303	0%	(490)%

Income tax benefit (expense)	7,519	2%	15,745	5%	(52)%	8,563	2%	5,317	6%	1,491	2%	26%

Net income (loss)	$(11,806)	(3)%	$(9,531)	(3)%	(24%)	$(19,559)	(5%)	$246	0%	$1,794	2%	(1,059)%

(A)	Reflects unaudited pro forma financial and other information giving effect to the FishNet Security Merger, the Accuvant/Blackstone Transaction and the other transactions as described under “Unaudited Pro Forma Consolidated Financial Information” as if such transactions had occurred as of January 1, 2014.
(B)	Reflects historical financial and other data for Accuvant for periods following the Accuvant/Blackstone Transaction, and results of operations of FishNet Security are included from January 28, 2015.
(C)	Reflects financial and other data for Accuvant for periods following the Accuvant/Blackstone Transaction, and does not reflect the financial results of FishNet Security.
(D)	Reflects financial and other data for Accuvant for periods prior to the Accuvant/Blackstone Transaction, and does not reflect the financial results of FishNet Security.

Revenue

Historical. Total revenue increased $257.3 million to $422.5 million for the six months ended June 30, 2015 as compared to the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to June 30, 2014. The increase was primarily due to the FishNet Security Merger as FishNet Security from January 28, 2015 to June 30, 2015 contributed $186.6 million in revenue. The remaining increase was due to the addition of new clients resulting in an increase in revenue of $77.5 million and an increase in the volume of activity with existing clients resulting in an increase in revenue of $38.3 million, partially offset by clients that did not transact with us resulting in a decrease in revenue of $45.1 million.

The sales mix for the six months ended June 30, 2015 remained relatively stable compared to the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2015 to June 30, 2014, with Security Technology and Security Services contributing 82% and 18%, respectively.

Pro Forma. On a pro forma basis, total revenue increased $127.6 million to $446.3 million for the six months ended June 30, 2015 as compared to the six months ended June 30, 2014. The increase was due to the addition of new clients resulting in an increase in revenue of $99.4 million and an increase in the volume of activity with existing clients resulting in an increase in revenue of $91.1 million, partially offset by clients that did not transact with us resulting in a decrease in revenue of $62.9 million.

On a pro forma basis, the sales mix for the six months ended June 30, 2015 remained relatively stable compared to the six months ended June 30, 2014, with Security Technology and Security Services contributing approximately 80-81% and 19-20%, respectively.

Cost of Sales

Historical. Total cost of sales increased $180.3 million to $297.3 million for the six months ended June 30, 2015 as compared to the combined periods from January 1, 2014 to April 21, 2014, and April 22, 2014 to June 30, 2014. The increase was primarily due to the FishNet Security Merger, as FishNet Security contributed $121.9 million from January 28, 2015 to June 30, 2015. The remaining increase was due to the increase in revenue generated for the six months ended June 30, 2015, resulting in a similar increase in the cost of sales. Cost of sales was approximately 70% and 71% of revenue for the six months ended June 30, 2015 and the combined periods from January 1, 2014 to April 21, 2014, and April 22, 2014 to June 30, 2014, respectively.

Pro Forma. On a pro forma basis, total cost of sales increased $93.1 million to $312.3 million for the six months ended June 30, 2015 as compared to the six months ended June 30, 2014. The increase in cost of sales was in line with the increase in total revenue.

Selling, General and Administrative Expenses

Historical. Selling, general and administrative expenses increased $58.1 million to $99.2 million for the six months ended June 30, 2015 as compared to the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to June 30, 2014. The increase was primarily due to the FishNet Security Merger as FishNet Security from January 28, 2015 to June 30, 2015 incurred $40.8 million of selling, general and administrative expenses. The remaining increase was primarily due to an increase in our sales and administrative staff by 23% from the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to June 30, 2014 to support our organic growth, resulting in an additional $13.0 million in compensation expense in the six months ended June 30, 2015 and additional costs of approximately $2.1 million, including training, recruitment fees, communication expenses and travel expenses. Selling, general and administrative expenses remained relatively stable as a percentage of revenue for both the six months ended June 30, 2015 and the combined periods from January 1, 2014 to April 21, 2014, and April 22, 2014 to June 30, 2014.

Pro Forma. On a pro forma basis, selling, general and administrative expenses increased $21.1 million to $106.3 million for the six months ended June 30, 2015 as compared to the six months ended June 30, 2014. The increase was primarily a result of our continued organic growth, resulting in additional headcount in the sales and administration area supporting our core operating activities. The increased headcount resulted in increases in salaries, bonuses, commission, training, recruitment fees, communication expenses and travel expenses.

Amortization of Acquired Intangibles

Historical. Amortization of acquired intangibles increased $12.6 million to $14.7 million for the six months ended June 30, 2015 as compared to the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to June 30, 2014. As part of the Accuvant/Blackstone Transaction, we recognized additional intangible assets, client relationships and the Accuvant trade name, all of which were amortized only beginning on April 22 in 2014, but which were amortized over the full six months ended June 30, 2015. As a result of the FishNet Security Merger and our subsequent rebranding to Optiv, we accelerated the useful life of the Accuvant trade name and recognized $4.6 million of amortization expense in the six months ended June 30, 2015.

Amortization of acquired intangibles marginally increased from 1% of revenue for the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to June 30, 2014 to 3% of revenue for the six months ended June 30, 2015 as a result of the additional intangibles recognized as part of the Accuvant/Blackstone Transaction and the acceleration of the Accuvant trade name useful life.

Pro Forma. On a pro forma basis, amortization of acquired intangibles increased $4.6 million to $15.7 million for the six months ended June 30, 2015 as compared to the six months ended June 30, 2014. The increase was primarily due to the accelerated useful life of the intangible trade name that was previously recognized as a result of the Accuvant/Blackstone Transaction. The acceleration in the useful life resulted in an additional $4.6 million of amortization expense in the six months ended June 30, 2015.

Other Expense

Historical. Other expense increased $10.9 million to $19.2 million for the six months ended June 30, 2015 as compared to the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to June 30, 2014. The increase was primarily due to the FishNet Security Merger as FishNet Security from January 28, 2015 to June 30, 2015 incurred $6.4 million in other expense. As part of the FishNet Security Merger, Accuvant incurred $10.6 million in costs associated with the merger, including due diligence costs, legal fees and other incremental transaction costs. Furthermore, as part of the rebranding initiative and integration, we incurred approximately $1.4 million in related expenses, including marketing and design and consultant expenses. Other expense in the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to June 30, 2014 included expenses relating to the Accuvant/Blackstone Transaction. Although the dollar amount of other expense increased from the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to June 30, 2014 to the six months ended June 30, 2015, other expense was 5% of revenue for both the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to June 30, 2014 and the six months ended June 30, 2015 due to the higher revenue as a result of the FishNet Security Merger.

Pro Forma. On a pro forma basis, other expense increased $2.8 million to $7.0 million for the six months ended June 30, 2015 as compared to the six months ended June 30, 2014. The increase primarily related to our rebranding and marketing initiative during the six months ended June 30, 2015.

Interest Expense

Historical. Interest expense increased $19.1 million to $20.5 million for the six months ended June 30, 2015 as compared to the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to June 30, 2014. The increase was a result of the additional debt of $410.0 million that we incurred on January 28, 2015 to finance the FishNet Security Merger and debt of $195.0 million that we incurred on May 13, 2015 to finance the dividend paid on that date. As of June 30, 2015, we had $603.7 million of outstanding indebtedness as compared to $75.3 million of indebtedness as of June 30, 2014. Interest expense increased from 1% of revenue for the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to June 30, 2014 to 5% of revenue for the six months ended June 30, 2015 as a result of the additional debt that we undertook in the six months ended June 30, 2015. In addition, we incurred a loss on the extinguishment of debt of $3.6 million in the six months ended June 30, 2015.

Pro Forma. On a pro forma basis, interest expense increased $0.5 million to $24.6 million for six months ended June 30, 2015 as compared to the six months ended June 30, 2014.

Income Tax Benefit

Historical. Our effective tax rate was 30% for the six months ended June 30, 2015 and 143% for the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to June 30, 2014. The decrease was primarily due to nondeductible transaction costs incurred in both periods relative to the amount of loss before income tax benefit. We had no liabilities for uncertain tax positions as of June 30, 2015.

Pro Forma. On a pro forma basis, our effective tax rate was 39% and 62% for the six months ended June 30, 2015 and the six months ended June 30, 2014, respectively. Pro forma effective tax rates differ from historical tax rates for the same period because the transactions adjusted for pro forma purposes have lower effective tax rates than the historical financials.

Segments

	Pro Forma					Historical Information
						Successor				Predecessor
(Dollars in thousands)	Six Months Ended June 30, 2015(A)		Six Months Ended June 30, 2014(A)		% Change	Six Months Ended June 30, 2015(B)		Period from April 22 to June 30, 2014(C)		Period from January 1 to April 21, 2014(D)		% Change
						(Unaudited)
		% of Revenue		% of Revenue			% of Revenue		% of Revenue		% of Revenue
Security Technology:
Revenue	$362,345		$254,667		42%	$347,621		$69,949		$63,550		160%
Segment gross profit	102,771	28%	79,680	31%	29%	99,047	28%	18,612	27%	19,235	30%	162%
Segment profit(1)	102,771	28%	79,680	31%	29%	99,047	28%	18,612	27%	19,235	30%	162%
Security Services:
Revenue	83,931		64,023		31%	74,875		12,535		19,203		136%
Segment gross profit	31,251	37%	19,830	31%	58%	26,186	35%	4,046	32%	6,392	33%	151%
Segment profit(1)	20,657	25%	19,009	30%	9%	18,691	25%	2,552	20%	3,773	20%	196%

(A)	Reflects unaudited pro forma financial and other information giving effect to the FishNet Security Merger, the Accuvant/Blackstone Transaction and the other transactions as described under “Unaudited Pro Forma Consolidated Financial Information” as if such transactions had occurred as of January 1, 2014.
(B)	Reflects historical financial and other data for Accuvant for periods following the Accuvant/Blackstone Transaction, and results of operations of FishNet Security are included from January 28, 2015.
(C)	Reflects financial and other data for Accuvant for periods following the Accuvant/Blackstone Transaction, and does not reflect the financial results of FishNet Security.
(D)	Reflects financial and other data for Accuvant for periods prior to the Accuvant/Blackstone Transaction, and does not reflect the financial results of FishNet Security.
(1)	We evaluate the performance of our reportable segments using “segment profit” which includes general and administrative expenses that are directly related to the reportable segments. For reconciliations of segment profit to net income, see note 13 to our audited financial statements and note 12 to our unaudited financial statements included elsewhere in this prospectus.

Security Technology

Historical Revenue. Revenue for our security technology segment increased $214.1 million to $347.6 million for the six months ended June 30, 2015 as compared to the combined periods from January 1, 2014 to April 21, 2014 and

April 22, 2014 to June 30, 2014. The increase was primarily due to the FishNet Security Merger, as FishNet Security generated $148.0 million in additional revenue for the segment. The remaining increase was due to the addition of new clients resulting in an increase in revenue of $61.0 million and an increase in the volume of activity with existing clients resulting in an increase in revenue of $36.8 million, partially offset by clients that did not transact with us resulting in a decrease in revenue of $31.7 million.

Pro Forma Revenue. On a pro forma basis, revenue for our Security Technology segment increased $107.7 million to $362.3 million for the six months ended June 30, 2015 as compared to the six months ended June 30, 2014. The increase was due to the addition of new clients resulting in an increase in revenue of $78.1 million, an increase in the volume of activity with existing clients resulting in an increase in revenue of $88.5 million, partially offset by clients that did not transact with us resulting in a decrease in revenue of $58.9 million.

Historical Segment Profit. Our Security Technology segment profit increased $61.2 million to $99.0 million for the six months ended June 30, 2015 as compared to the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to June 30, 2014. The increase was primarily due to the FishNet Security Merger, as FishNet Security generated $48.5 million in additional segment profit. The remaining increase was in line with the increase in the Security Technology revenue. Segment profit for Security Technology was approximately 28% of revenue for our Security Technology segment in both the six months ended June 30, 2015 and the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014.

Pro Forma Segment Profit. On a pro forma basis, our Security Technology segment profit increased $23.1 million to $102.8 million for the six months ended June 30, 2015 as compared to the six months ended June 30, 2014. The increase was in line with the increase in the Security Technology revenue. Segment profit for Security Technology was approximately 28% and 31% of revenue for our Security Technology segment in the six months ended June 30, 2015 and the six months ended June 30, 2014, respectively.

Security Services

Historical Revenue. Revenue for our Security Services segment increased $43.1 million to $74.9 million for the six months ended June 30, 2015 as compared to the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to June 30, 2014. The increase was primarily due to the FishNet Security Merger, as FishNet Security generated $38.6 million in additional Security Services revenue. The remaining change was due to the addition of new clients resulting in an increase in revenue of $16.5 million and an increase in the volume of activity with existing clients resulting in an increase of revenue of $1.6 million, partially offset by clients that did not transact with us resulting in a decrease in revenue of $13.6 million.

Pro Forma Revenue. On a pro forma basis, revenue for our Security Services segment increased $19.9 million to $84.0 million for the six months ended June 30, 2015 as compared to the six months ended June 30, 2014. The increase was due to the addition of new clients resulting in an increase in revenue of $21.3 million and an increase in the volume of activity with existing clients resulting in an increase in revenue of $2.6 million, partially offset by clients that did not transact with us resulting in a decrease in revenue of $4.0 million.

Historical Segment Profit. Our Security Services segment profit increased $12.4 million to $18.7 million for the six months ended June 30, 2015 as compared to the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to June 30, 2014. The increase was primarily due to the FishNet Security Merger, as FishNet Security generated $16.2 million in additional Security Services profit. The remaining movement was a result of an increase in revenue and an increase in the utilization rate of our service staff demonstrating improved efficiency in our Security Services business.

Pro Forma Segment Profit. On a pro forma basis, our Security Services segment profit increased $1.7 million to $20.7 million for the six months ended June 30, 2015 as compared to the six months ended June 30, 2014. The remaining movement was a result of an increase in revenue and an increase in the costs of Security Services. Segment profit for Security Services was approximately 25% and 30% of revenue for our Security Services segment in the six months ended June 30, 2015 and the six months ended June 30, 2014, respectively.

Optiv Comparison of Historical Periods from April 22, 2014 to December 31, 2014 and January 1, 2014 to April 21, 2014 and the Year Ended December 31, 2013 and Optiv Comparison of Pro Forma Year Ended December 31, 2014 (unaudited) and Pro Forma Year Ended December 31, 2013 (unaudited)

The following table sets forth the historical statements of operations for Optiv for the periods from April 22, 2014 to December 31, 2014 and January 1, 2014 to April 21, 2014 and for the year ended December 31, 2013 and unaudited pro forma statements of operations for the years ended December 31, 2014 and 2013. Historical information represents actual results split for the Successor and Predecessor periods due to the change in the basis of accounting as a result of the Accuvant/Blackstone Transaction.

The pro forma information differs from historical information as it gives effect to the Accuvant/Blackstone Transaction and the FishNet Security Merger as if they had occurred on January 1, 2014 and 2013 for pro forma results of operations for the years ended December 31, 2014 and 2013, respectively. The pro forma information does not purport to represent what our results of operations would have been had the Accuvant/Blackstone Transaction and FishNet Security Merger occurred as of December 31, 2013, nor does it purport to project our results of operations or financial condition for any future period.

	Pro Forma Information					Historical Information
						Successor		Predecessor
(In thousands)	Year Ended December 31, 2014 (unaudited)(A)		Year Ended December 31, 2013(1) (unaudited)(A)		% Change	Period from April 22 to December 31, 2014(B)		Period from January 1 to April 21, 2014(C)		Year Ended December 31, 2013(C)		% Change
		% of Total Revenue		% of Total Revenue			% of Total Revenue		% of Total Revenue		% of Total Revenue
Revenue:
Security Technology	$631,797	81%	$514,036	82%	23%	$268,852	83%	$63,550	77%	$279,900	83%	19%
Security Services	151,207	19%	114,434	18%	32%	53,645	17%	19,203	23%	59,252	17%	23%

Total revenue	783,004	100%	628,470	100%	25%	322,497	100%	82,753	100%	339,152	100%	19%

Costs of sales:
Security Technology	437,139	56%	358,185	57%	22%	195,081	60%	44,315	54%	203,831	60%	17%
Security Services	99,524	13%	81,123	13%	23%	34,644	11%	12,811	15%	37,685	11%	26%

Total cost of sales	536,663	69%	439,308	70%	22%	229,725	71%	57,126	69%	241,516	71%	19%

Gross profit	246,341	31%	189,162	30%	30%	92,772	29%	25,627	31%	97,636	29%	21%
Operating expenses:
Selling, general and administrative expenses	187,275	24%	156,205	25%	20%	71,160	22%	24,527	30%	80,883	24%	18%
Amortization of acquired intangibles	22,200	3%	22,200	4%	0%	6,042	2%	382	0%	1,266	0%	407%
Other expense	7,128	1%	12,304	2%	(42)%	8,927	3%	50	0%	1,041	0%	762%

Total operating expenses	216,603	28%	190,709	30%	14%	86,129	27%	24,959	30%	83,190	25%	34%

Operating income (loss)	29,738	4%	(1,547)	(0)%	2,022%	6,643	2%	668	1%	14,446	4%	(49%)
Non-operating income (expense):
Other income	52	0%	55	0%	(5%)	24	0%	28	0%	55	0%	(5%)
Interest expense	(48,664)	(6)%	(32,829)	(5)%	(48%)	(4,342)	(1%)	(210)	0%	(1,054)	0%	(332%)
Net foreign currency exchange gain (loss)	(220)	(0)%	32	0%	(788%)	(37)	0%	(183)	0%	32	0%	(788%)

Income before income tax expense	(19,094)	(2)%	(34,289)	(5)%	44%	2,288	1%	303	0%	13,479	4%	(81%)

Income tax benefit (expense)	7,211	1%	10,724	2%	(33%)	(2,399)	(1%)	1,491	2%	(6,694)	(2%)	(86%)

Net income (loss)	$(11,883)	(2)%	$(23,565)	(4)%	50%	$(111)	0%	$1,794	2%	$6,785	2%	(75%)

(A)	Reflects unaudited pro forma financial and other information giving effect to the FishNet Security Merger, the Accuvant/Blackstone Transaction and the other transactions as described under “Unaudited Pro Forma Consolidated Financial Information” as if such transactions had occurred on January 1, 2014 and 2013 for pro forma results of operations for the years ended December 31, 2014 and 2013, respectively.
(B)	Reflects financial and other data for Accuvant for periods following the Accuvant/Blackstone Transaction, and does not reflect the financial results of FishNet Security.
(C)	Reflects financial and other data for Accuvant for periods prior to the Accuvant/Blackstone Transaction, and does not reflect the financial results of FishNet Security.
(1)	The unaudited consolidated pro forma information for the year ended December 31, 2013 was prepared assuming both the Accuvant/Blackstone Transaction and the FishNet Security Merger occurred on January 1, 2013. The historical consolidated financial statements have been adjusted to give effect to pro forma events that are directly attributable to these two transactions, factually supportable and expected to have a continuing impact on our consolidated results. The unaudited pro forma consolidated financial statement information for the year ended December 31, 2013 is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had the above transactions occurred on the dates indicated. Management believes that the unaudited pro forma financial information for the year ended December 31, 2013 is useful to assess the impact the Accuvant/Blackstone Transaction and the FishNet Security Merger, which occurred during the year ended December 31, 2014 and the six months ended June 30, 2015, respectively, had on the year ended December 31, 2013 for comparative purposes. The unaudited pro forma combined financial statements also should not be considered representative of our future financial condition or results of operations. The unaudited pro forma consolidated financial information for the year ended December 31, 2013 has been derived from the consolidated financial statements of Accuvant for the year ended December 31, 2013 and the consolidated financial statements of FishNet Security for the year ended December 31, 2013, plus adjustments to conform the presentation of the FishNet Security financial statements to the presentation of the Optiv financial statements as follows: certain reclassifications to conform to the presentation in the Optiv statements of operations including the reclassification of “Net revenue” of approximately $293.9 million (1) to “Security Technology” of approximately $234.1 million for product revenues and (2) to “Security Services” of approximately $59.8 million for service revenues, the reclassification of “Cost of sales” of approximately $197.8 million (1) to “Security Technology” of approximately $154.4 million for product costs of sales and (2) to “Security Services” of approximately $43.4 million for service costs of sales, the reclassification of “Depreciation and amortization expense” of approximately $31.9 million (1) to “Amortization of acquired intangibles” of approximately $28.6 million for the amortization of acquired intangible assets and (2) to “Selling, general and administrative expense” of approximately $3.3 million for the depreciation of property and equipment; and other pro forma adjustments related to the transactions as follows: reduced revenue of $4.6 million due to the fair value adjustment of deferred revenues, decreased amortization of $7.6 million related to the fair value of the intangible assets acquired being amortized over an longer estimated useful life, increased interest expense of $19.3 million resulting from increased debt in order to finance the acquisitions, and the estimated tax impacts of these adjustments at an estimated 35% tax rate.

Revenue

Historical. Total revenue increased $66.1 million to $405.2 million for the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to December 31, 2014 as compared to the year ended December 31, 2013. The change was due to the addition of new clients resulting in an increase in revenue of $58.5 million and an increase in the volume of activity with existing clients resulting in an increase in revenue of $80.4 million, partially offset by clients that did not transact with us resulting in a decrease in revenue of $72.8 million.

Pro Forma. On a pro forma basis, total revenue increased $154.5 million to $783.0 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013. The change was due to the addition of new clients resulting in an increase in revenue of $109.0 million and an increase in the volume of activity with existing clients resulting in an increase in revenue of $123.7 million, partially offset by clients that did not transact with us resulting in a decrease in revenue of $78.2 million.

Cost of Sales

Historical. Total cost of sales increased $45.3 million to $286.8 million for the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to December 31, 2014 as compared to the year ended December 31, 2013. The increase in total revenue of 19% led to an increase in cost of sales of 19%.

Pro Forma. On a pro forma basis, total cost of sales increased $97.4 million to $536.7 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013. The primary driver of the increase in cost of sales was the increase in total revenue. Cost of sales increased at a lower rate than revenue as a result of a minor increase in Security Services sales mix.

Selling, General and Administrative Expenses

Historical. Selling, general and administrative expenses increased $14.8 million to $95.7 million for the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to December 31, 2014 as compared to the year ended December 31, 2013. The primary driver for the increase was our increase in headcount to support the continued growth of our business. Full time equivalent headcount increased by 70 from 539 to 609, resulting in an additional $6.1 million in salaries.

Furthermore, in 2014 as part of the introduction of the Office of the CISO, we hired Chief Information Security Officers to assist our client engagement team. The Office of the CISO capability required substantial investment in the marketing of the Security Service offerings to prospective clients. The marketing costs included a $1.5 million increase in salaries and $0.3 million in related travel expenses. The remaining increase was a result of the growth of our business.

Pro Forma. Selling, general and administrative expenses increased $31.1 million to $187.3 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013. To support our organic growth during the period, we increased our headcount for our support service departments. With the increase in headcount, we incurred additional other human resource-related costs, such as training, recruitment fees and travel.

As we increase our Security Tehnology and Security Service offerings, we undertake substantial marketing costs to advertise and inform our clients of these new offerings. These efforts require significant investment in marketing, advertising, travel and other related costs.

Finally, as we continue to grow, we require additional space to house our staff and, as a result, we increased our rental space at Overland Park, Kansas in the year ended December 31, 2014.

Amortization of Acquired Intangibles

Historical. Amortization of acquired intangibles increased $5.2 million to $6.4 million for the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to December 31, 2014 as compared to the year ended December 31, 2013. The increase was primarily due to the Accuvant/Blackstone Transaction, in which we recognized intangible assets, client relationships and the Accuvant trade name. These assets were recognized at the beginning of the Successor period, April 22, 2014, and were amortized for the period from April 22, 2014 to December 31, 2014, but which were not amortized in 2013.

Pro Forma. Amortization of acquired intangibles remained stable at $22.2 million for both the year ended December 31, 2014 and the year ended December 31, 2013.

Other Expense

Historical. Other expense increased $7.9 million to $9.0 million for the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to December 31, 2014 as compared to the year ended December 31, 2013. The increase was primarily due to $8.1 million of expenses relating to the Accuvant/Blackstone

Transaction incurred in the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to December 31, 2014, including $2.5 million for legal services, $2.0 million for financial advisory services and $2.0 million for financial, structural and strategic services directly related to the Accuvant/Blackstone Transaction.

Pro Forma. Other expense decreased $5.2 million to $7.1 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013. FishNet Security prepaid $6.6 million under an agreement with an affiliate of Investcorp for strategic planning and consulting services, of which $0.5 million and $4.7 million was expensed during 2014 and 2013, respectively. These declines were partially offset by miscellaneous items that we incurred as part of our growing business.

Interest Expense

Historical. Interest expense increased $3.5 million to $4.6 million for the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to December 31, 2014 as compared to the year ended December 31, 2013. As part of the Accuvant/Blackstone Transaction, we incurred new term loan indebtedness of approximately $80.0 million with an interest rate of 5.75% during the period from April 22, 2014 to December 31, 2014. The remaining interest expense related to interest incurred on our revolving credit note.

Pro Forma. Interest expense increased $15.8 million to $48.7 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013. The increase was primarily a result of increases in first and second lien term loans of $110 million and $85 million, respectively, which were given pro forma effect in the unaudited pro forma consolidated information for 2014 but not the unaudited pro forma consolidated information for 2013.

Income Tax Benefit (Expense)

Historical. Our effective tax rate was 35.0% for the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to December 31, 2014 and 50% for the year ended December 31, 2013. The decrease was primarily due to non-deductible transaction costs incurred in both periods relative to the amount of income before income tax expense. We had no liabilities for uncertain tax positions as of December 31, 2014.

Pro Forma. Our effective tax rate was 38% for the year ended December 31, 2014 as compared to 31% for the year ended December 31, 2013. Pro forma effective tax rates differ from historical effective tax rates for the same period due to the fact that the transactions adjusted for pro forma purposes have lower effective tax rates than historical financial statements.

Segments

	Pro Forma Information					Historical Information
						Successor		Predecessor
(In thousands)	Year Ended December 31, 2014 (unaudited)(A)		Year Ended December 31, 2013(1) (unaudited)(A)		% Change	Period from April 22 to December 31, 2014(B)		Period from January 1 to April 21, 2014(C)		Year Ended December 31, 2013(C)		% Change
		% of Revenue		% of Revenue			% of Revenue		% of Revenue		% of Revenue
Security Technology:
Revenue	$631,797		$514,036		23%	$268,852		$63,550		$279,900		19%
Segment gross profit	194,658	31%	155,851	30%	25%	73,771	27%	19,235	30%	76,069	27%	22%
Segment profit	194,658	31%	155,851	30%	25%	73,771	27%	19,235	30%	76,069	27%	22%
Security Services:
Revenue	151,207		114,434		32%	53,645		19,203		59,252		23%
Segment gross profit	51,683	34%	33,311	29%	55%	19,001	35%	6,392	33%	21,567	36%	18%
Segment profit	$47,192	31%	$29,752	26%	59%	$12,506	23%	$3,773	20%	$13,396	23%	22%

(A)	Reflects unaudited pro forma financial and other information giving effect to the FishNet Security Merger, the Accuvant/Blackstone Transaction and the other transactions as described under “Unaudited Pro Forma Consolidated Financial Information” as if such transactions had occurred on January 1, 2014 and 2013 for pro forma results of operations for the years ended December 31, 2014 and 2013, respectively.

(B)	Reflects financial and other data for Accuvant for periods following the Accuvant/Blackstone Transaction, and does not reflect the financial results of FishNet Security.
(C)	Reflects financial and other data for Accuvant for periods prior to the Accuvant/Blackstone Transaction, and does not reflect the financial results of FishNet Security.

Security Technology

Historical Revenue. Revenue for our Security Technology segment increased $52.5 million to $332.4 million for the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to December 31, 2014 as compared to the year ended December 31, 2013. The increase was due to the addition of new clients resulting in an increase in revenue of $41.3 million and an increase in the volume of activity with existing clients resulting in an increase in revenue of $27.7 million, partially offset by clients that did not transact with us resulting in a decrease in revenue of $16.5 million.

Pro Forma Revenue. On a pro forma basis, revenue for our Security Technology segment increased $117.8 million to $631.8 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013. The increase was due to the addition of new clients resulting in an increase in revenue of $78.4 million and an increase in the volume of activity with existing clients resulting in an increase in revenue of $62.8 million, partially offset by clients that did not transact with us resulting in a decrease in revenue of $23.4 million.

Historical Segment Profit. Security Technology segment profit increased $16.9 million to $93.0 million for the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to December 31, 2014 as compared to the year ended December 31, 2013. The increase was primarily a result of the increase in Security Technology revenue. Our segment profit margin increased to 28% for the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to December 31, 2014 due to our increased scale and ability to obtain more favorable terms with our suppliers.

Pro Forma Segment Profit. On a pro forma basis, Security Technology segment profit increased $38.8 million to $194.7 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013. The increase was primarily a result of the increase in Security Technology revenue. Our segment profit margin for the year ended December 31, 2014 was approximately 31% as compared to 30% for the year ended December 31, 2013.

Security Services

Historical Revenue. Revenue for our Security Services segment increased $13.6 million to $72.8 million for the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to December 31, 2014 as compared to the year ended December 31, 2013. The increase was due to the addition of new clients resulting in an increase in revenue of $17.2 million and an increase in the volume of activity with existing clients resulting in an increase in revenue of $52.8 million, partially offset by clients that did not transact with us resulting in a decrease in revenue of $56.4 million.

Pro Forma Revenue. On a pro forma basis, revenue for our Security Services segment increased $36.8 million to $151.2 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013. The remaining increase was due to the addition of new clients resulting in an increase in revenue of $30.7 million and an increase in the volume of activity with existing clients resulting in an increase in revenue of $61.0 million, partially offset by clients that did not transact with us resulting in a decrease in revenue of $54.9 million.

Historical Segment Profit. Security Services segment profit increased $2.9 million to $16.3 million for the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to December 31, 2014 as compared to the year ended December 31, 2013. Our Security Services profit margin was relatively stable, at approximately 22% for the combined periods from January 1, 2014 to April 21, 2014 and April 22, 2014 to December 31, 2014 as compared to 23% for the year ended December 31, 2013.

Pro Forma Segment Profit. On a pro forma basis, Security Services segment profit increased $17.4 million to $47.2 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013. Our Security Services profit margin was 31% for the year ended December 31, 2014 as compared to 26% for the year ended December 31, 2013.

FishNet Security Results of Operations

The following discussion of FishNet Security’s financial performance includes supplemental consolidated financial information for the years ended December 31, 2014 and 2013. Because the FishNet Security Merger was significant, we believe this supplemental information aids in the comparison between historical periods presented. The supplemental information does not purport to represent what our results of operations would have been had the FishNet Security Merger actually occurred as of January 1, 2013, nor does it purport to project our results of operations or financial condition for any future period.

The following table sets forth selected consolidated statements of operations for FishNet Security for each of the periods indicated:

FishNet Security Comparison of Fiscal Year Ended December 31, 2014 to the Fiscal Year Ended December 31, 2013

	FishNet Security
	Year Ended December 31,
(In thousands)	2014		2013		% Change
		% of Net Revenue		% of Net Revenue
Net revenue	$382,354	100%	$293,918	100%	30%
Cost of sales	249,812	65%	197,792	67%	26%

Gross profit	132,542	35%	96,126	33%	38%
Operating expenses:
Selling, general and administrative	90,443	24%	72,027	25%	26%
Depreciation and amortization	30,527	8%	31,850	11%	(4%)
Other expense	9,798	3%	11,263	4%	(13%)

Total operating expenses	130,768	34%	115,140	39%	14%

Operating income (loss)	1,774	0%	(19,014)	(6%)	(109%)
Non-operating expense:
Interest expense	(10,916)	(3%)	(12,439)	(4%)	(12%)

Loss before income tax expense	(9,142)	(2%)	(31,453)	(11%)	(71%)

Income tax benefit	2,548	1%	11,707	4%	(78%)

Net loss	$(6,594)	(2%)	$(19,746)	(7%)	(67%)

Revenue

FishNet Security’s total revenue for 2014 increased $88.4 million to $382.3 million as compared to $293.9 million for 2013. The change was due to the addition of new clients resulting in an increase in revenue of $50.5 million and an increase in the volume of activity with existing clients resulting in an increase in revenue of $43.3 million, partially offset by clients that did not transact with us resulting in a decrease in revenue of $5.4 million.

Cost of Sales

Total cost of sales increased $52.0 million to $249.8 million for 2014 as compared to $197.8 million for 2013. The increase was attributable to the increase in total revenue for 2014 as compared to 2013. Cost of sales increased slightly more slowly than total revenue as a result of a minor change in the sales mix, as services, which have a higher gross margin, made up two percentage points more of revenue in 2014 as compared to 2013.

Products cost of sales in 2014 increased $43.4 million to $197.7 million as compared to $154.4 million for 2013. The increase in product cost of sales was consistent with the increase in products revenue in 2014 as compared to 2013.

Services cost of sales in 2014 increased $8.6 million to $52.1 million as compared to $43.4 million in 2013. The increase in services cost of sales was primarily due to the growth in services revenue. In addition, services cost of sales increased more slowly than services revenue as FishNet Security’s utilization rate improved.

Selling, General and Administrative Expenses

Total selling, general and administrative expenses for 2014 increased $18.4 million to $90.4 million as compared to $72.0 million for 2013. The overall increase was primarily driven by a $15.4 million increase in employee base salaries, bonuses and commission. Total 2014 bonuses and commission increased $12.2 million, or 70%, to $29.5 million as compared to $17.3 million in 2013, which is consistent with the improved operating performance of FishNet Security in 2014.

The increase in selling, general and administrative expenses for 2014 was also driven, in part, by a program to self-insure FishNet Security’s employees, which increased health care expenses by $1.5 million in 2014 as compared to 2013.

FishNet Security also increased its office space at its headquarters in Overland Park, Kansas to accommodate the incremental growth and the additional headcount. This resulted in a $0.6 million increase in rent expense in 2014 as compared to 2013. The remaining increase was due to increased overhead and operational costs, such as software, travel expenses, mobile phones, corporate events and meetings.

Depreciation and Amortization

Total depreciation and amortization for 2014 decreased $1.3 million to $30.5 million as compared to $31.9 million for 2013. Client relationships are amortized on an accelerated basis over the expected life of six years, and therefore amortization expense is reduced year-over-year throughout the life. In 2013, the total amortization for client relationships was $28.6 million as compared to $26.8 million in 2014. The difference in amortization expense was partially offset by an increase in the depreciation expense in 2014.

Other Expense

Total other expense for 2014 decreased $1.5 million to $9.8 million as compared to $11.3 million in 2013. FishNet Security prepaid $6.6 million under an agreement with an affiliate of Investcorp for strategic planning and consulting services, of which $0.5 million and $4.7 million was expensed during 2014 and 2013, respectively.

The decrease in the services recognized from Investcorp was partially offset by one-time expenses related to historical transactions in 2014 and 2013 and an implementation of an Enterprise Risk Planning initiative in 2014, which resulted in $1.2 million of other expense. In 2014, FishNet Security incurred $2.6 million in transaction costs relating to due diligence procedures, legal fees, incremental other transaction expenses and costs relating to the reorganization of FishNet Security’s accounts in preparation for the Accuvant/FishNet Security Merger.

Interest Expense

Total interest expense in 2014 decreased $1.5 million to $10.9 million as compared to $12.4 million in 2013. The reduction in interest expense was the result of decreased borrowings under a revolving credit facility, which contributed $0.7 million in interest savings and refinancing of a term loan, which contributed $0.8 million in interest savings.

Income Tax Benefit

FishNet Security’s effective tax rate was 28% for the year ended December 31, 2014 and 37% for the year ended December 31, 2013. The decrease was primarily due to non-deductible transaction costs incurred in 2014 but not in 2013. FishNet Security had no liabilities for uncertain tax positions at December 31, 2014.

Related Party Transactions

We have engaged in a number of related party transactions. See the notes to our financial statements for the years ended December 31, 2014 and 2013, as well as our unaudited financial statements for the six months ended June 30, 2015 and 2014, as well as “Certain Relationships and Related Person Transactions” included elsewhere in this prospectus.

Liquidity and Capital Resources

We have financed our operations in large part with cash flows from operating activities, available cash reserves, our revolving credit facility and cash proceeds from issuances of common stock. In addition, we raised additional funds from a $80.0 million secured term loan, a $410.0 million first lien term loan and a $195.0 million second lien term loan to finance, collectively, the Accuvant/Blackstone Transaction, the FishNet Security Merger and the dividend distribution to common stockholders.

The following table sets forth our unrestricted cash and cash equivalents on our balance sheet and undrawn amounts under our revolving credit facility as of June 30, 2015, December 31, 2014 and December 31, 2013:

	Successor		Predecessor
	June 30, 2015	December 31, 2014	December 31, 2013
(In thousands)	(Unaudited)
Unrestricted cash and cash equivalents	$18,013	$24,577	$434
Undrawn revolving credit facility	49,763	49,800	11,163

Available liquidity	$67,776	$74,377	$11,597

We believe that our existing liquidity together with cash generated from our operations will be sufficient to meet our working capital expenditure requirements for at least the next 12 months. We may require additional capital through equity or debt financings to execute our growth strategy. As described under “Use of Proceeds,” we intend to use a portion of the net proceeds from this offering to repay a portion of our indebtedness. In addition, we currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore we do not currently expect to pay any cash dividends to our common stockholders. Our future capital requirements will depend on many factors, including, but not limited to, our growth rate, the expansion of client engagement and marketing activities, and the introduction of new and enhanced products and professional service offerings.

Cash Flows for the Six Months Ended June 30, 2015 (unaudited), the Period from April 22 to June 30, 2014 (unaudited) and the Period from January 1 to April 21, 2014

The following table sets forth for the periods presented certain consolidated cash flow information for the six months ended June 30, 2015, the period from April 22 to June 30, 2014 and the period from January 1, 2014 to April 21, 2014:

	Successor		Predecessor
	Six Months Ended June 30, 2015	Period from April 22 to June 30, 2014	Period from January 1 to April 21, 2014
(In thousands)	(Unaudited)	(Unaudited)
Net cash provided by (used in) operating activities	$(22,603)	$(25,275)	$7,607
Net cash used in investing activities	(269,811)	(552)	(726)
Net cash provided by (used in) financing activities	285,857	26,094	(177)
Effect of exchange rate changes on cash and cash equivalents	(7)	(56)	171

Increase (decrease) in cash and cash equivalents	$(6,564)	$211	$6,875

Net cash provided by operating activities. Cash flows from operating activities reflect our net earnings, adjusted for non-cash items such as bad debt allowance, depreciation and amortization, loss on debt extinguishment, amortization of deferred financing costs, equity-based compensation and deferred taxes, as well as changes in asset and liability balances.

Operating activities for the six months ended June 30, 2015 used $22.6 million of cash. Cash used in operating activities reflected the net loss of $19.6 million. The reduction in accounts receivable increased operating cash flows by $57.5 million. The reduction in accounts payable reduced operating cash flows by $68.5 million. Due to the seasonality of our business, we generate a higher portion of our sales in the final quarter of each fiscal year at which point our cost of sales increases relative to any increase in revenue, and we pay vendors for costs incurred in the final fiscal quarter in the subsequent quarters (i.e., first half of the following fiscal year). To help improve our working capital position, we do not pay vendors early unless we receive negotiated discounts. The increase in other current assets decreased operating cash flows by $6.2 million for the six months ended June 30, 2015. The increase in accrued expenses increased operating cash flows by $6.6 million. Non-cash charges of $20.1 million helped to offset the net loss before considering the movements of operating assets and liabilities. The significant amount of non-cash charges predominately relates to the Accuvant/Blackstone Transaction and includes a change in the estimate of the useful life of the Accuvant trade name resulting in $4.6 million in acceleration of amortization of acquired intangibles expense, amortization expense of the client list intangible recognized as part of the FishNet Security Merger for a full six months resulting in $5.6 million of amortization expense and $1.5 million in additional depreciation due to the acquisition of FishNet Security’s fixed assets.

Operating activities for the combined periods from April 22, 2014 to June 30, 2014 and January 1, 2014 to April 21, 2014 used $17.7 million of cash. The reduction in accounts receivable increased operating cash flows by $36.5 million. The decrease in accounts payable reduced operating cash flows by $39.3 million. The increase in other current assets decreased operating cash flows by $19.4 million, primarily as a result of a $11.1 million reduction in our current income tax receivable. The decrease in accrued expenses decreased operating cash flows by $4.0 million. Non-cash charges of $7.4 million helped to further offset the decline in operating cash flows.

Net cash provided by investing activities. Cash flows from investing activities reflects the cash flows of merger and acquisition transactions or transactions involving the sale of or purchase of property and equipment or other assets generally not held for immediate resale.

Investing activities for the six months ended June 30, 2015 used $266.8 million of cash, driven by the FishNet Security Merger where we contributed $80.3 million in net cash consideration and repaid FishNet Security debt of $186.5 million. The remaining difference related to continued investment in equipment to support the growth of our business.

Investing activities for the combined period April 22, 2014 to June 30, 2014 and January 1, 2014 to April 21, 2014 used $1.3 million of cash to invest in equipment.

Net cash used in financing activities. Cash flows from financing activities reflects cash flows for external financing activities that allow us to raise capital and repay investors as the need arises. Examples of financing activities include cash dividends, issuing additional stock, receiving debt proceeds or refinancing existing debt.

Financing activities for the six months ended June 30, 2015 provided $285.9 million of cash, as a result of activities relating to the FishNet Security Merger. To finance the FishNet Security Merger, we received proceeds from new term loans and our credit facility of $582.3 million. Proceeds received from debt were offset by $241.8 million of dividends paid to our common stockholders and repayment of $80.7 million under Accuvant’s prior secured term loan. The remaining difference related to proceeds received from our ABL facility.

Financing activities for the combined periods from April 22, 2014 to June 30, 2014, and January 1, 2014 to April 21, 2014 provided $25.9 million of cash, primarily as a result of activities relating to the Accuvant/Blackstone Transaction. We received proceeds of $122.7 million from issuance of common stock. In addition, we incurred additional debt as a result of the Accuvant/Blackstone Transaction, increasing cash provided by financing activities of $102.0 million. The inflow of cash provided from financing activity was offset in part by payments of $173.5 million to holders of our equity interests prior to the Accuvant/Blackstone Transaction.

Cash Flows for the Periods from April 22, 2014 to December 31, 2014 and January 1, 2014 to April 21, 2014 and the Year Ended December 31, 2013

The following table sets forth for the periods presented certain consolidated cash flow information for the periods from April 22, 2014 to December 31, 2014 and January 1, 2014 to April 21, 2014 and the year ended December 31, 2013:

	Successor	Predecessor
	Period from April 22 to December 31, 2014	Period from January 1 to April 21, 2014	Year Ended December 31, 2013
(In thousands)
Net cash provided by operating activities	$17,283	$7,607	$3,396
Net cash used in investing activities	(2,002)	(726)	(3,204)
Net cash provided by (used in) financing activities	2,042	(177)	270
Effect of exchange rate changes on cash and cash equivalents	(55)	171	(60)

Increase (decrease) in cash and cash equivalents	$17,268	$6,875	$402

Net cash provided by operating activities. Cash flows from operating activities reflect our net earnings, adjusted for non-cash items such as bad debt allowance, depreciation and amortization, loss on debt extinguishment, amortization of deferred financing costs, equity-based compensation and deferred taxes, as well as changes in asset and liability balances.

Operating activities for the combined periods of April 22, 2014 to December 31, 2014 and January 1, 2014 to April 21, 2014 provided $24.9 million in operating cash flow. This was driven by an increase in accounts payable increasing operating cash flows by $53.6 million. This was partially offset by an increase in accounts receivable reducing operating cash flows by $34.5 million. An increase in other currents assets also reduced operating cash flow by $7.8 million. The increase in non-cash related charges increased operating cash flows by $11.6 million.

Operating activities for the year ended December 31, 2013 provided $3.4 million of cash, reflecting our net income of $6.8 million. The net income was offset by a decline in operating assets and liabilities of $6.8 million. The decline in operating assets and liabilities was primarily the result of a decrease of $38.9 million in operating cash flow as result of an increase in accounts receivable, which was partially offset by the increase in cash flows provided by an increase in accounts payable of $26.7 million. An increase in accrued expenses resulted in an increase of operating cash flows of $6.4 million. The decline in operating assets and liabilities was offset by non-cash amounts of $3.4 million included in net income, including depreciation and amortization, bad debt allowance, equity based compensation and deferred taxes.

Net cash used in investing activities. Cash flows from investing activities reflects the cash flows of transactions involving the sale of or purchase of equipment, plants, properties, securities or other assets generally not held for immediate resale.

Investing activities for the combined period April 22, 2014 to December 31, 2014 and January 1, 2014 to April 21, 2014 used $2.7 million of cash to invest in equipment. Investing activities for the year ended December 31, 2013 used $3.2 million of cash to invest in equipment.

Net cash used in financing activities. Cash flows from financing activities reflects the cash flows for external financing activities that allow us to raise capital and repay investors as the need arises. Examples of financing activities include, cash dividends, issuing additional stock, receiving debt proceeds or refinancing existing debt.

Financing activities provided $1.90 million for the combined periods from April 22, 2014 to December 31, 2014 and January 1, 2014 to April 21, 2014, primarily as a result of the activities surrounding the Accuvant/Blackstone Transaction. The increase was primarily attributable to proceeds of $122.7 million received from the issuance of common stock and from our senior secured first lien term loan and senior secured second lien term loan which we entered into to fund the Accuvant/Blackstone Transaction providing us with $75.5 million. These items were offset by payments made of $173.5 million to holders of our equity interests prior to the Accuvant/Blackstone Transaction and a payment made pursuant to our ABL facility of $25.2 million.

Financing activities provided $0.3 million in 2013, primarily due to proceeds received from our ABL facility of $2.3 million offset by payments made pursuant to Accuvant’s former term loan of $2.2 million.

Contractual Obligations and Other Commitments

The following table represents our contractual commitments as of June 30, 2015:

	Payments Due by Period
(In thousands)	Total	Remainder Year	2-3 Years	4-5 Years	After 5 Years
Long-term debt—Principal(1)	$629,324	$2,050	$8,522	$33,227	$585,525
Long-term debt—Interest(2)	322,335	20,961	90,887	89,723	120,764
Operating lease obligations(3)	19,313	2,640	8,404	4,610	3,659
Purchase obligations(4)	5,333	802	4,531	—	—

Total contractual obligations	$976,305	$26,453	$112,344	$127,560	$709,948

(1)	Includes principal payments on long-term borrowings through scheduled maturity dates. As of June 30, 2015, long-term debt included $25.0 million of borrowings under our ABL facility, $408.9 million of borrowings under our senior secured first lien term loan facility, $195.0 million of borrowings under our senior secured second lien term loan facility, a State of Maryland term loan of $0.2 million and a State of Kansas term loan of $0.1 million.
(2)	Estimates for interest payments on floating rate debt are based on London Interbank Offered Rates (“LIBOR”) or Eurocurrency rate plus the applicable margins current as of June 30, 2015. Excluded from these is the amortization of debt issuance and other costs related to indebtedness.

(3)	Operating lease obligation primarily includes non-cancellable lease commitments for our offices as well as certain operating equipment.
(4)	Purchase obligations include, among other things, IT, software support and maintenance obligations, as well as other obligations in the ordinary course of business that we cannot cancel or where we would be required to pay a termination fee in the event of cancellation. Amounts shown do not include recourse that we may have to recover termination fees or penalties from clients.

The following table represents our contractual commitments as of December 31, 2014:

	Payments Due by Period
(In thousands)	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
Long-term debt—Principal(1)	$79,916	$918	$1,600	$1,798	$75,600
Long-term debt—Interest(2)	26,368	4,659	9,165	8,964	3,580
Operating lease obligations(3)	4,531	1,812	2,650	69	—
Purchase obligations(4)	2,344	934	1,410	—	—

Total contractual obligations	$113,159	$8,323	$14,825	$10,831	$79,180

(1)	Includes principal payments on long-term borrowings through scheduled maturity dates. As of December 31, 2014, long-term debt included a secured term loan of $79.6 million and State of Maryland term loan of $0.3 million.
(2)	Estimates for interest payments on floating rate debt are based on Eurocurrency rate plus the applicable margins current as of December 31, 2014. Excluded from these is the amortization of debt issuance and other costs related to indebtedness.
(3)	Operating lease obligation primarily includes non-cancellable lease commitments for our offices as well as certain operating equipment.
(4)	Purchase obligations include, among other things, IT, software support and maintenance obligations, as well as other obligations in the ordinary course of business that we cannot cancel or where we would be required to pay a termination fee in the event of cancellation. Amounts shown do not include recourse that we may have to recover termination fees or penalties from clients.

Off-Balance Sheet Arrangements

As of June 30, 2015, we did not have any significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, other than operating leases.

Recent Accounting Pronouncements

The FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, in May 2014. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for public entities for annual reporting periods beginning after December 15, 2017. We expect to implement the provisions of ASU 2014-09 as of January 1, 2018. We have not yet determined the impact of the new standard on our current policies for revenue recognition.

In November 2014, the FASB issued ASU No. 2014-17, Business Combinations (Topic 805): Pushdown Accounting. The ASU provides an acquired entity an option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. We have adopted and applied this accounting standard in the period ended December 31, 2014.

In April 2015, the FASB issued a new accounting standard to simplify the presentation of debt issuance costs. ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity will present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. The ASU is effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The guidance will be applied retrospectively to all prior periods (i.e., the balance sheet for each period will be adjusted). We have adopted this accounting standard in the period ended December 31, 2014 and reclassified the previously presented amounts from prepaid expenses and other current assets to long-term debt.

Critical Accounting Policies and Use of Estimates

Our consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles. In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in Note 2, “Summary of Significant Accounting Policies” in the Notes to consolidated financial statements included elsewhere in this prospectus. We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We focus on providing cyber security solutions, which includes a combination of products and services. We generate revenue by providing security and managed security services, which are presented as security services, and from the sale of third-party hardware products, shipping and handling fees, software licenses and support and maintenance, which are presented as Security Technology. Provisions are made for estimated product returns expected to occur based upon historical return rates.

We recognize revenue from consulting services when work is performed and amounts are earned. We consider amounts to be earned once persuasive evidence of an arrangement exists, services have been rendered, fees are fixed or determinable, and collectability is probable. For time-and-materials contracts, we recognize revenue ratably over the time period. For fixed-price contracts, we recognize revenue on a proportional performance model based on level of effort.

For hardware products, our standard sales terms are F.O.B. shipping point or equivalent, at which time the risk of loss has passed to the customer. However, because we either (1) in rare cases, have absorbed losses in the event of damaged and lost shipments or (2) have specifically stated F.O.B. destination contractual terms with the customer, delivery is not deemed to have occurred until the point in time when the product is received by the customer. For software licenses, the delivery is deemed to have occurred when the key is made available to the customer. For software maintenance, support and subscription services, the delivery is deemed to have occurred when the services are made available to the customer.

As we enter into contracts with third-party service providers or product vendors and our customers, we evaluate whether the subsequent sales of such products or services should be recorded as gross sales or net sales. We determine whether we act as a principal in the transaction and assume the risks and rewards of ownership or if we are simply acting as an agent or broker. Under gross sales recognition, the selling price is recorded in sales and our cost to the third-party service provider or vendor is recorded in costs of goods sold. Under net sales recognition, the cost to the third-party service provider or vendor is recorded as a reduction to sales, resulting in net sales equal to the gross profit on the transaction, and there are no costs of goods sold.

Revenue from the sales of third-party hardware products and software licenses are recognized on a gross basis with the selling price to the customer recorded as revenue and the acquisition cost of the product recorded as cost of sales. We sell certain third-party software maintenance, support and subscription services for which we are not the primary obligor. These sales do not meet the criteria for gross sales recognition and, thus, are recorded on a net sales recognition basis. At the time of sale, we record an estimate for sales returns and allowances based on historical experience. Our vendor partners warrant most of the products we sell.

From time to time, we sell some of our products and services as part of bundled contract arrangements containing multiple deliverables, which may include a combination of the products and services. For each deliverable that represents a separate unit of accounting, total arrangement consideration is allocated based upon the relative selling prices of each element. The allocated arrangement consideration is recognized as revenue in accordance with the principles described above. Selling prices are determined by using vendor specific objective evidence (“VSOE”) if it exists. Otherwise, selling prices are determined using third-party evidence (“TPE”). If neither VSOE nor TPE is available, we use our best estimate of selling prices (“ESP”) for that deliverable when applying the relative selling price method. We determine ESP for purposes of allocating the arrangement by considering several external and internal factors including, but not limited to, pricing practices, margin objectives, competition and segments in which we offer our products and services, and internal costs. We limit the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional services or products.

Deferred revenue includes (1) payments received from customers in advance of providing the product or performing services, and (2) amounts deferred if other conditions of revenue recognition have not been met.

Stock-Based Compensation

Our results include non-cash compensation expense as a result of the issuance of successor common stock options. Under our 2014 Accuvant Holdings Corporation Stock Incentive Plan and 2014 AF Security Holdings Corporation Stock Incentive Plan (collectively, the “plans”), options are granted to key employees, directors, other service providers or independent contractors. The options are accounted for as equity and are measured at the grant date fair value of the options. The terms and vesting schedules for share-based awards vary by type of grant and the employment status of the grantee. Generally, the awards vest based upon time-based or market-based conditions. Time-based awards vest equally over the first five anniversaries of the grant date. Market-based awards vest when certain investment returns are achieved by our investors affiliated with Blackstone while the employee continues to provide services to us and our subsidiaries. All options that are not vested in accordance with their terms within ten years are automatically forfeited without consideration.

For time-based and market-based awards, the compensation cost is measured based on the grant date fair value of the awards and is recognized as expense over the requisite service period, net of an estimated forfeiture rate. Stock-based compensation expense is included in selling, general and administrative expense on the consolidated statements of operations.

We estimate the grant date fair value using the Black-Scholes-Merton option pricing model for time-based awards and a Monte Carlo model under a risk-neutral premise using a risk-free interest rate for market-based awards. Estimated forfeiture rates have been developed based upon guideline companies. Estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

The risk-free interest rate assumptions are based on the various U.S. Treasury yield curves in effect at the grant date. Our volatility assumption is based on the simplified method of our common shares. The expected term of employee share-based awards represents the weighted average period of time that awards are expected to remain outstanding. The expected term of our exit options considers the estimated time to a liquidation or change in control event. These judgments directly affect the amount of compensation expense that will ultimately be recognized.

The following table presents the assumptions used to estimate the fair value of time-based option grants during the six months ended June 30, 2015, the period from April 22 to June 30, 2014 and the period from April 22 to December 31, 2014:

Successor
	Six Months Ended June 30, 2015	Period from April 22 to December 31, 2014
Expected volatility	51% – 78%	53% – 56%
Risk-free interest rate	1.4% – 1.9%	1.5% – 1.8%
Expected life (years)	6.5	6.5

The following table presents the assumptions used to estimate the fair value of market-based option grants during the six months ended June 30, 2015, the period from April 22 to June 30, 2014 and the period from April 22 to December 31, 2014:

Successor
	Six Months Ended June 30, 2015	Period from April 22 to December 31, 2014
Expected volatility	51% – 127%	55% – 64%
Risk-free interest rate	0.1% – 1.5%	1.34% – 2.02%
Expected life (years)	1 – 5	4 – 6

Prior to April 22, 2014, the Board of Directors of Accuvant LLC issued phantom units to management that vested solely upon a change in control. The phantom units vested on the April 22, 2014 Accuvant/Blackstone Transaction date and were settled in cash on the transaction date. Since April 22, 2014, we have granted the following awards:

	Number of Options Granted		Weighted Average Exercise Price Per Share		Weighted Average Grant Date Fair Value per Share
Grant Date	Time Options	Exit Options	Time Options	Exit Options	Time Options	Exit Options
2014
Aug 26, 2014	61.72	144.01	$85,931	$85,931	$40,949	$27,494
Oct 10, 2014	0.89	2.08	85,931	85,931	40,207	27,494
Dec 31, 2014	0.35	0.81	85,931	85,931	40,324	27,494
2015
Jan 28, 2015(a)	2.52	—	26,436	—	105,743	—
Jan 28, 2015	9.25	21.64	105,743	105,743	55,773	33,186
Mar 9, 2015	14.41	33.63	105,743	105,743	55,773	33,167
Mar 27, 2015	1.42	—	105,743	105,743	55,773	—
Mar 30, 2015	5.67	—	105,743	105,743	55,773	—
Apr 6, 2015	1.42	—	105,743	105,743	55,773	—

(a)	Options granted as replacement options in connection with the FishNet Security Merger.

On May 14, 2015, we declared and paid a dividend of $99,683 per share, or $241.8 million in the aggregate, to our common stockholders. In connection with the dividend, our board of directors approved a modification to all options outstanding through a combination of exercise price reduction and/or cash payments to option holders. The reduction of the exercise prices of each outstanding option was as follows:

•	from $26,435 and $85,931 per share to $1,515 per share

•	from $105,743 per share to $6,060 per share

A summary of outstanding options as of June 30, 2015 is set forth in the following table.

Number of Options Granted		Weighted Average Exercise Price Per Share		Weighted Average Grant Date Fair Value per Share
Time Options	Exit Options	Time Options	Exit Options	Time Options	Exit Options
92.14	202.16	$3,102	$2,758	$19,276	$20,349

Common Stock Valuations

The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. We considered numerous objective and subjective factors to determine our best estimate of the fair value of our common stock, including:

•	the price per share of common stock agreed upon when executing the April 22, 2014 Accuvant/Blackstone Transaction and the January 28, 2015 FishNet Security Merger;

•	contemporaneous third-party valuations performed at periodic intervals by a valuation firm;

•	our operating and financial performance and forecast;

•	current business conditions;

•	significant new customer wins;

•	the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability for our common stock;

•	the market performance of comparable publicly-traded technology companies; and

•	the U.S. and global capital market conditions.

We conducted valuations of our common stock as of the end of each quarter using a combination of income-based and market-based methodologies to determine our business enterprise value, including the following approaches:

•	Discounted Cash Flow Method (“DCFM”). DCFM involves estimating the future cash flows of a business for a discrete period and discounting such cash flows to present value. If the cash flows are expected to continue beyond the discrete time period, then a terminal value of the business is estimated and discounted to present value. The discount rate reflects the risks inherent in the cash flows and the market rates of return available from alternative investments of similar type and quality as of the valuation date.

•	Guideline Public Company Method (“GPCM”). GPCM assumes that businesses operating in the same industry will share similar characteristics and that the subject business’s value correlates to those characteristics. Therefore, a comparison of the subject business to similar businesses whose financial information and public market value are available may provide a reasonable basis to estimate the subject business’s value. The GPCM provides an estimate of value using multiples derived from the total capitalization of publicly traded companies. In selecting guideline public companies for this analysis, we focused primarily on quantitative considerations, such as financial performance and other quantifiable data, as well as qualitative considerations, such as industry and economic drivers.

•	Recent Transactions Method (“RTM”). RTM considers transactions of businesses similar to that of the business being valued. In April 2014, Accuvant, Inc. was acquired by Blackstone, which then acquired FishNet Holdings, Inc. in January 2015. These two companies were consolidated to form Optiv. Since these were recent transactions involving the companies consolidated into Optiv, we examined the purchase price and forecast as of each transaction date and determined the implied valuation multiples for the trailing twelve and next twelve months.

We considered all three methodologies for each quarter, and weighted the methodologies based on the facts and circumstances in the quarter. Our indicated business enterprise value (BEV) at each valuation date was allocated to shares of common stock, time vesting options, and exit vesting options using a Monte Carlo simulation method (“Monte Carlo”). Monte Carlo is used to simulate the future value of equity at the expected exit dates, using expected term, risk-free interest rate and expected volatility. The future value of equity is then allocated to the common stock and the other different classes of securities, using the various breakpoints based on the IRR and MOIC hurdles.

2014

On April 22, 2014, Blackstone acquired a majority stake in Accuvant at a purchase price of $85,931 per share. The fair value of common stock as of this date was based on an arm’s length sale of Accuvant’s common stock to Blackstone. Therefore, from April 22 to August 26, 2014, we gave the greatest weight to the RTM when estimating the fair value of our common stock. During that time period, there was no meaningful change in our business that we concluded would have positively or negatively impacted the fair value of our common stock.

During that time period, we also obtained assistance from a third party valuation firm to perform a valuation of our common stock utilizing Monte Carlo, which concluded the fair value of common stock to be $82,493 per share, which was not significantly different than the price observed in the Accuvant/Blackstone Transaction. Monte Carlo used the weighted average of three potential liquidity dates. The valuation utilized the following ranges of inputs: (1) time to expiration of 4.0 to 6.0 years; (2) risk-free interest rate of 1.34% to 2.02%; and (3) volatility of 53.0% to 61.0%. Using the RTM, we determined we had an enterprise value of $231.2 million.

From August 27 through December 31, 2014, we did not make any significant equity award grants. On November 14, 2014, we agreed upon a merger price per share to execute the FishNet Security Merger that was largely consistent with our existing estimates of the fair value of our common stock. In 2014, there was uncertainty regarding whether the merger would close, and as we did not issue a significant number of shares during this period, we concluded that the best estimate of the fair value of a share of our common stock continued to be $85,931.

2015

In connection with the January 28, 2015 FishNet Security Merger, with assistance from a third-party valuation firm we performed a valuation of shares of our common stock utilizing Monte Carlo and determined the fair value of common stock to be $105,743 per share based on the weighted average of five potential liquidity dates. The valuation utilized the following ranges of inputs: (1) time to expiration of 0.93 to 4.93 years; (2) risk-free interest rate of 0.16% to 1.23%; (3) volatility of 55.0% to 58.7%; and (4) a discount for lack of marketability from 11.8% to 22.7%. We used the weighted average of DCFM, GFCM and RTM and determined we had an enterprise value of $665.0 million.

On May 14, 2015, our board of directors declared and paid a cash dividend to the stockholders in the amount of $241.8 million or $99,683 per share. As we expected this distribution to have had an impact on the fair value per share of our common stock, we obtained assistance from the same third party valuation firm and performed a valuation of shares of our common stock immediately before and after the distribution. We estimated the fair value utilizing Monte Carlo. We determined the fair value to be $114,700 per share prior to the dividend and $31,000 per share subsequent to the dividend, based on the weighted average of five potential liquidity dates. Both valuations utilized the following ranges of inputs: (1) time to expiration of 0.63 to 4.63 years and (2) risk-free interest rate of 0.13% to 1.45%. Since the dividend was funded with additional debt, the volatility inputs and discounts for lack of marketability differed between the pre-dividend and post-dividend valuations. The pre-dividend valuation used a volatility range of 51.6% to 52.7% and a discount for lack of marketability from 9.0% to 23.0% while the post- dividend valuation used a volatility range of 78.3% to 127.0% and a discount for lack of marketability from 21.0% to 29.0%. We used the weighted average of DCFM, GFCM and RTM and determined we had an enterprise value of $682.2 million prior to the dividend distribution and $680.0 million after the dividend distribution.

We performed a valuation of our common stock, again with the assistance of a third party valuation firm, as of June 30, 2015 utilizing Monte Carlo and determined the fair value to be $41,670 per share based on the weighted average of five potential liquidity dates. The valuation utilized the following ranges of inputs: (1) time to expiration of 0.5 to 4.5 years; (2) risk-free interest rate of 0.11% to 1.47%; (3) volatility of 75.3% to 116.7%; and (4) a discount for lack of marketability from 18.0% to 28.0%. We used the weighted average of DCFM, GFCM and RTM and determined we had an enterprise value of $711.6 million.

Stock Options Granted Subsequent to our Initial Public Offering

For stock options granted subsequent to our initial public offering, our board of directors will determine the fair value based on the closing price of our common stock as reported on the NYSE on the date of grant.

Provision for Income Taxes

We are subject to income taxes in the U.S. and certain foreign jurisdictions. Significant management judgment is required in determining the provision for income taxes and deferred tax assets and liabilities, including any valuation allowance recorded against net deferred tax assets. The consolidated provision for income taxes will change period to period based on nonrecurring events, such as the results of income tax audits and changes in tax laws. We file a consolidated return for federal income tax purposes. Income taxes are provided for under the liability method which takes into account differences between financial statement treatment and the tax treatment of certain transactions.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent recovery is believed unlikely, we establish a valuation allowance. Significant judgment is also required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, management considers all available evidence for each jurisdiction including past operating results, estimates of future taxable income and the feasibility of ongoing tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust the valuation allowance with a corresponding impact to income tax expense in the period in which such determination is made.

We apply an estimated annual effective tax rate to our quarterly operating results to determine the provision for income tax expense. If there is a significant unusual or infrequent item recognized in our quarterly operating results, the tax attributable to that item is recorded in the interim period in which it occurs. Changes in the segment mix or estimated level of annual income before taxes will affect our provision for income tax expense.

We account for unrecognized tax benefits based upon our assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. We report a liability for unrecognized tax benefits resulting from unrecognized tax benefits taken or expected to be taken in a tax return and recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Acquisition Accounting

We account for acquisitions using the acquisition method of accounting. The purchase price of an acquired business is allocated to the tangible assets and separately identifiable intangible assets acquired less liabilities assumed based upon their respective fair values, with the excess recorded as goodwill. This requires management to make judgments and estimates of the fair value of assets acquired, including the identification and valuation of intangible assets, as well as the liabilities and contingencies assumed. As a result, in the case of significant acquisitions, we normally obtain the assistance of a third-party valuation specialist in estimating fair values of tangible and intangible assets. The fair value estimates are based on available historical information and on expectations and assumptions about the future, considering the perspective of marketplace participants. While we believe those expectations and assumptions are reasonable, they are inherently uncertain. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions. Such judgments and estimates directly impact the amount of goodwill recognized in connection with each acquisition.

Given the time it takes to obtain pertinent information to finalize the acquired company’s balance sheet, it may be several quarters before we are able to finalize those initial fair value estimates. Accordingly, it is not uncommon for the initial estimates to be subsequently revised. The results of operations of acquired businesses are included in the consolidated financial statements from the acquisition date.

Our recorded identifiable intangible assets primarily include the estimated value assigned to certain customer related assets and trade names. Identifiable intangible assets with finite lives are amortized over their estimated useful lives, which is the period over which the asset is expected to contribute directly or indirectly to our future cash flows. The determinations of the fair market value of the intangible asset and the estimated useful life are based on an analysis of all pertinent factors including (1) the use of widely-accepted valuation approaches, the income approach or the cost approach, (2) the expected use of the asset by us, (3) the expected useful life of related assets, (4) any legal, regulatory or contractual provisions, including renewal or extension periods that would cause substantial costs or modifications to existing agreements and (5) the effects of obsolescence, demand, competition, and other economic factors.

Customer relationships were valued using an excess earnings method, using various inputs such as the estimated customer attrition rate, future earnings forecast, the amount of contributory asset charges, and a discount rate. Trade names are valued using a relief from royalty method, which is based upon comparable market royalty rates for trade names of similar value.

Impairment

Goodwill recognized under the acquisition method is not amortized but tested for impairment. We evaluate goodwill at least annually for impairment, or whenever events or circumstances indicate that the carrying value may not be recoverable.

The goodwill impairment test is performed at the reporting unit level. A reporting unit is at or one level below an operating segment (referred to as a “component”). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and management of the segment regularly reviews the operating results of that component. When two or more components of an operating segment have similar economic characteristics, the components may be aggregated and deemed a single reporting unit. An operating segment is deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if the segment comprises only a single component.

Goodwill is evaluated for impairment either under a qualitative assessment option or a two-step quantitative approach depending on facts and circumstances of a reporting unit, including the excess of fair value over carrying amount in previous assessments and changes in business environment.

When performing a qualitative assessment, we consider whether any indicators of impairment exist, and that assessment requires a significant amount of judgment. Events or circumstances that could trigger an impairment review include a significant adverse change in legal factors or in the business climate, unanticipated competition, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, significant declines in our stock price for a sustained period or significant underperformance relative to expected historical or projected future cash flows or results of operations. Any adverse change in these factors, among others, could have a significant effect on the recoverability of goodwill and could have a material effect on our consolidated financial statements. If we determine that it is more likely than not that a reporting unit’s fair value is less than its carrying amount, a quantitative two-step goodwill impairment test is performed.

In evaluating the first step of the two-step quantitative goodwill impairment test, the estimated fair value of each reporting unit is compared to its carrying value, which includes the allocated goodwill. If the estimated fair value of a reporting unit is more than its carrying value, including allocated goodwill, no further analysis is required. If the estimated fair value of a reporting unit is less than its carrying value, including allocated goodwill, a second step is performed to compute the amount of the impairment by determining an implied fair value of goodwill. The implied fair value of goodwill is the residual fair value derived by deducting the fair value of a reporting unit’s identifiable assets and liabilities from its estimated fair value calculated in the first step. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we record an impairment charge equal to the difference.

We evaluate goodwill as of the first day of the fourth quarter. In addition, we will perform interim impairment testing should circumstances requiring it arise. We completed our annual goodwill assessment as of October 1, 2014 and no impairment charge was necessary as a result of this assessment. We have concluded that none of our reporting units is at risk of a goodwill impairment in the near term as their fair values are considerably greater than their carrying values.

Our recorded identifiable intangible assets primarily include the estimated value assigned to certain customer related assets and trade names. Should any of the underlying assumptions indicate that the value of the intangible assets might be impaired, we may be required to reduce the carrying value and subsequent useful life of the asset. If the underlying assumptions governing the amortization of an intangible asset were later determined to have significantly changed, we may be required to adjust the amortization period of such asset to reflect any new estimate of its useful life. Any write-down of the value or unfavorable change in the useful life of an intangible asset would increase expense at that time.

Public Company Cost

Upon consummation of our initial public offering, we will become a public company, and our shares of common stock will be publicly traded on the NYSE. As a result, we will need to comply with new laws, regulations and requirements that we did not need to comply with as a private company, including provisions of the Sarbanes-Oxley Act, other applicable SEC regulations and the requirements of the NYSE. Compliance with the requirements of being a public company will require us to increase our general and administrative expenses in order to pay our employees, legal counsel and independent registered public accountants to assist us in, among other things, instituting and monitoring a more comprehensive compliance and board governance function, establishing and maintaining internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act and preparing and distributing periodic public reports in compliance with our obligations under the federal securities laws. In addition, as a public company, it will be more expensive for us to obtain directors’ and officers’ liability insurance.

Jumpstart Our Business Startups Act of 2012

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are generally applicable to public companies.

Quantitative and Qualitative Disclosures About Market Risk

Customer and Credit Risk

Financial instruments potentially subjecting us to concentrations of credit risk consist principally of accounts receivable. No client had balances representing more than 10% of our consolidated accounts receivable as of June 30, 2015 and December 31, 2014, respectively. Furthermore, no single client accounted for greater than 10% of our revenue for the six months ended June 30, 2015, or the combined periods from April 22, 2014 to June 30, 2014 and January 1, 2014 to April 21, 2014.

Supplier Risk

Although brand names and individual products are important to us, we believe that competitive sources of supply are available in substantially all of the product categories such that we are not dependent on any single supplier for sourcing products. For the six months ended June 30, 2015, no single vendor partner accounted for more than 10% of our cost of goods sold. For the period from April 22, 2014 to June 30, 2014, approximately 15%, 11% and 11% of our purchases were from our three largest vendor partners, respectively, and, for the period from January 1, 2014 to April 21, 2014, approximately 17%, 12% and 10% of our purchases were from our three largest vendor partners, respectively.

Interest Rate Risk

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond our control. Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. We are exposed to market risk from changes in interest rates on debt, which bears interest at variable rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. Our debt has floating interest rates. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates for our floating rate debt. Our floating rate debt requires payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of debt. As of June 30, 2015, we had $607.8 million of debt subject to variable interest rates based on LIBOR. If LIBOR were to increase by 50 or 100 basis points over a twelve month period, our annual interest cost on borrowings subject to variable interest rates would increase by $3.2 million or $6.3 million, respectively.

BUSINESS

Overview

We are a market-leading provider of end-to-end cyber security solutions. We exclusively focus on cyber security and leverage our proprietary technologies, IP, third-party products, market intelligence and scalable platform to provide comprehensive and optimized solutions to our clients. Our team of over 1,400 employees includes nearly 1,200 cyber security experts who plan, build and run cyber security programs tailored to our clients’ needs. Through our strong partnerships with over 300 established and emerging security software providers and hardware manufacturers, we offer our clients a broad portfolio of cyber security products and services, along with strategic advice and ongoing management of their security infrastructure. Formed through the merger of Accuvant and FishNet Security, we believe we are the largest pure-play, vendor-agnostic cyber security solutions provider in North America—more than eight times larger than our next-largest comparable competitor. Over the past three years, our diversified, blue-chip client base has included 57 of the Fortune 100 and 537 of the Fortune 1000, and we have served more than 7,500 clients in more than 70 countries.

Cyber attacks have impacted nearly every organization, placing cyber security as a top priority for senior executives and boards of directors. Cyber attacks continue to increase and have evolved into highly sophisticated global, automated and organized attacks by criminal syndicates and nation-states that have resulted in significant reputational, financial and political damage. These attacks are frequent, visible and costly. In addition, technology trends, such as cloud computing, mobility and IoT, are driving organizations to rethink their security framework to protect against new entry points of attack. Historically, organizations have responded to cyber crime tactically by purchasing more point solutions. Over the past five years, the number of publicly-traded cyber security point-solution vendors has more than doubled, and $7.3 billion has been invested in over 1,200 private cyber security startups, making the landscape more fragmented and confusing for organizations. Despite more spending on fragmented solutions, cyber crime incidents continue to accelerate in frequency. We believe technology alone is not the solution and that organizations realize that they need a strategic, programmatic approach to cyber crime. This involves developing a plan, implementing products and services and continuously monitoring and adapting that plan based on new threat intelligence. Organizations increasingly want a single provider to plan, build and run their comprehensive security environment and combine point offerings from various providers into an integrated, holistic solution.

We solve this problem for our clients through our comprehensive, consultative and unified approach to cyber security. As their trusted advisor, we believe our clients view us as an extension of their own teams and rely on our expertise in designing and executing security programs that are aligned with their business objectives. Our end-to-end integrated security solutions address every major domain of cyber security. We have two reportable segments: Security Technology and Security Services. Through our Security Technology business, we provide our clients a complete range of security product advice and services, including client needs analyses, product evaluation and testing, product procurement and security vendor management. We also help implement and integrate these products into their networks. Our Security Services business consists of security consulting, security operations, MSS, incident response, support services and strategic staffing. We manage and monitor our clients’ security operations 24x7 from our three SOCs. Through our security consulting business, we advise clients on designing and executing an overall security strategy, which utilizes our knowledge base of the threat landscape and available solutions. At the core of our platform are our proprietary technologies, processes and IP that serve as the foundation for our integrated businesses. We are well-positioned to understand all of the components of a security strategy—problems, threats, issues, options, products and techniques—because of the depth and breadth of our platform and our lifecycle approach to serving clients. We apply the insights gained from one client situation to other clients in similar situations, which allows us to quickly multiply our insights and advice. As we accumulate more data and greater insights, we better serve our clients over time through the information we obtain and reinforce our value to clients and vendor partners.

Our vendor partner ecosystem includes over 300 established and emerging cyber security software providers and hardware manufacturers, giving us access to thousands of technology options for our clients. We objectively evaluate new technologies as they become available to ensure that our cyber security experts are able to identify the appropriate solutions for each client. We also provide our clients with commercial insights in the form of consultations, workshops, technology reviews, research results, best practices and visibility into integration and interoperability with multi-vendor technologies. Our role in designing our clients’ emerging security infrastructure positions us to evaluate new technologies and establish early relationships with product vendors.

We deploy a differentiated client engagement model designed to manage and grow client relationships and guide our clients to plan, build and run successful programs. We have a large team of multi-disciplined, client-facing personnel that brings clients valuable capabilities and team extension. We design our teams around our clients and provide expertise and engagement throughout the lifecycle of projects. As of September 30, 2015, we had over 1,400 employees, with nearly 1,200 security experts, including over 250 client managers and over 200 client advisors. Our Office of the CISO offers our clients advisory services from seasoned CISOs and subject-matter expert advisors who help create security strategies and provide industry-wide thought leadership and best practices. We address every major cyber security domain, spanning multiple levels of engagement, largely due to the diverse experiences of our people. We employ ex-CISOs, white hat hackers, engineers, architects, strategists, researchers, developers and compliance experts. Together, we have served more than 7,500 clients over the past three years. We have been successful in expanding our business with clients over time. Over the six years ended June 30, 2015, on average, our returning clients have spent more than twice as much with us in the second year of our relationship.

On a pro forma basis, after giving effect to the Accuvant/Blackstone Transaction, the FishNet Security Merger and the other Transactions as described under “Unaudited Pro Forma Consolidated Financial Information,” 2014 revenue was $783.0 million and our net losses were $11.9 million. On the same pro forma basis, for the six months ended June 30, 2015 and 2014, our revenue was $446.3 million and $318.7 million, respectively, representing growth of 40%, and our net losses were $11.8 million and $9.5 million, respectively. On this same pro forma basis, for 2014, our Adjusted EBITDA was $71.6 million, and for the six months ended June 30, 2015 and 2014, our Adjusted EBITDA was $33.3 million and $21.4 million, respectively, representing growth of 56%. See “Summary—Summary Historical and Pro Forma Financial and Other Data” for the definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss).

Industry Background

Cyber Security is Mission Critical and at the Forefront of Technology Needs for Enterprises of All Sizes

Cyber security is one of the highest priorities for enterprises of all sizes. The accelerating adoption of new technologies, such as cloud computing, mobility and IoT, is enabling businesses to be more productive and competitive and to gain efficiencies in IT budgets. According to Cisco, by 2020, it is predicted that 50 billion devices will be network connected. These trends enable data to be ubiquitous and available at all times, but also expose organizations to increased threats and vulnerabilities. The inter-connectedness of companies, suppliers, employees and other third parties compounds the vulnerability. As the surface area of exposure increases, and breaches become more damaging and visible in the public domain, security becomes a higher priority for CIOs, senior executives and boards of directors. Gartner predicts that overall security spend in the enterprise security market will increase from $70.8 billion in 2015 to $98.0 billion in 2019 as organizations allocate a greater proportion of IT budgets toward security to preserve brand, reputation and overall business operations.

The Economic Damage from Cyber Crime is Substantial and Increasing Rapidly

A recent study has estimated that 97% of businesses have been breached, and the frequency and severity of attacks are increasing. Historically, the predominant cyber crime threats were amateur hackers launching simple malware primarily to gain notoriety. Today, cyber criminals often act in concert, have political, monetary or even terrorist motivations, are sophisticated in their coordination, preparation and planning, and are equipped to cause extensive damage. The primary threat is not a single hacker, but thousands of hacktivist groups, organized crime syndicates, terrorist nations and malicious insiders from within organizations. Cyber criminals have evolved to use advanced software and hardware tools, which are now pervasive and easily available. Many cyber criminals use sophisticated multi-stage attacks over a span of years, from infiltration to surveillance and reconnaissance to exfiltration of data and operational damage. Technological developments create new potential entry points and new forms of security vulnerabilities. Verizon has estimated that in 2014, there were 79,790 security incidents (events that compromise the confidentiality, integrity or availability of an information asset) and 2,122 confirmed data breaches. According to a 2014 McKinsey report, between $9 trillion and $21 trillion of global economic value creation in the next five to seven years could be at risk if organizations and governments are unable to adopt successful strategies to combat cyber threats. The rise in cybercrime has been met with a corresponding rise in spending on security and compliance, partly as a result of increasing government regulation. Furthermore, governments and other regulatory and industry bodies have responded by imposing compliance standards for security. Despite the rising spend on security solutions and compliance measures, the number of breaches continues to increase.

Traditional Approaches to Ensuring an Organization’s Security Have Not Led to a Reduction in Cyber Crime Incidents

Traditional approaches to solving cyber security problems have been largely tactical, with companies purchasing a greater number of point products. Our work and research with our clients lead us to believe that large-scale organizations have a multitude of products and technologies, many of which are partially or ineffectively deployed and do not integrate well with other systems. No single product or product vendor in the market provides a complete security solution. With the growing threat landscape and rapidly increasing number of vendors, organizations are increasingly unable to stay current with the most recent threats, products, vendors and industry advancements. The cyber security problem is multi-faceted and technology is only one part of the broader solution. To be effective, organizations must approach security strategically, and an effective strategic security framework must holistically combine products, policies, procedures and controls, all aligned with the organization’s business priorities. Furthermore, the framework must be continuously maintained, monitored, tested and updated for evolving threats.

Many Organizations Lack the Expertise, Resources and Time to Effectively Design and Run Their Own Security Infrastructure

The number of security technology providers has grown significantly over the last 10 years as companies continuously develop new technologies to address a dynamic threat landscape. Over the past five years, the number of publicly-traded cyber security point-solution vendors has more than doubled, and $7.3 billion has been invested in over 1,200 private cyber security startups, making the landscape more fragmented and confusing for organizations. The lifecycles of security products continue to shorten, meaning a higher churn of products. IT professionals are spending more time evaluating products than on managing their infrastructure. Based on our research, we believe IT professionals can spend up to 75% of their time on vendor meetings and product selection. This represents time that could be spent on security strategy and program management. Many organizations lack the qualified security personnel with the knowledge to design, implement and manage the hybrid security offerings that exist in the market today. Specialized cyber security personnel are scarce. According to the Bureau of Labor Statistics, 209,000 cyber security jobs in the United States are unfilled. When positions are filled, organizations have difficulty retaining talent due to the high demand for qualified personnel. Internal security functions are often run by IT technicians without specialized security training. These technicians generally lack the business and leadership acumen to design complex security programs, which require funding, staffing and cross-functional collaboration. Without sufficient internal resources, organizations increasingly look to outside resources to address more of their cyber security needs. Lastly, organizations do not have the bandwidth or visibility into potential threats to design and run their own security systems. According to a 451 Research study, based on responses from over 1,000 IT professionals, security managers reported significant obstacles in implementing desired security projects due to lack of staff expertise (35%) and inadequate staffing (26%), with only 24% reporting that their enterprises have 24×7 monitoring of their technology systems in place using internal resources.

Organizations Must Choose from an Increasingly Fragmented Landscape of Providers

The cyber security landscape consists of highly fragmented categories of product and service providers that focus on a specific area within security. Organizations must not only choose from within each category but also implement and integrate solutions from various vendors. The landscape is comprised of the following categories of primarily point solution providers:

Product manufacturers

Product manufacturers offer individual products and product suites that generally address a targeted subset of cyber security risks. By nature, manufacturers are incentivized to sell their products and promote their offerings, which may not be the optimal solution for a client’s existing infrastructure or long-term security roadmap.

Managed security service providers

Clients use MSSPs to host and monitor their infrastructure at a lower cost than using internal resources. Typically, MSSPs only provide monitoring services for existing infrastructure and do not have the ability to use real-time threat intelligence to stop attacks. Further, most MSSPs operate in silos and, therefore, cannot incorporate data from other sources to react to threats in real-time.

Pure-play cyber security consultants

Pure-play cyber security consultants provide project-based services to help organizations with architecture, product implementation, testing and assessment and compliance. They tend to be small, specialized and focused on only one area of security. This market is highly fragmented with numerous specialized players.

Cyber security consulting divisions of larger IT and consulting companies

Many large technology and consulting firms have add-on cyber security divisions. The parent organizations provide a broad range of services and are not 100% focused on cyber security. Management consulting firms are typically focused on providing advice to executives on architecture selection and design but rarely perform deployments, integration and implementations. IT companies generally use consulting as a channel for their other products and services, and often lack industry expertise across domains.

Distributors

Distributors provide third-party products to end clients. Most distributors focus on lower margin fulfillment services for a catalog of various products but typically lack advisory services and in-depth cyber security knowledge.

Given the accelerating frequency and complexity of cyber risks, organizations are seeking an end-to-end cyber security solutions provider at scale that has awareness over every domain of cyber security and the ability to execute a comprehensive security strategy.

Our Market Opportunity

We believe our ability to provide holistic, end-to-end cyber security solutions enables us to broadly address the global enterprise information security market, which is expected to be a $70.8 billion market in 2015 according to Gartner. Within this broader market, the security services market, which includes security consulting, hardware support, implementation and IT outsourcing, is expected to grow from $45.8 billion in 2015 to $66.6 billion in 2019, representing a compound annual growth rate of 10%, and the security hardware and software products market, which is comprised of identity access management, infrastructure protection and network security equipment, is expected to grow from $25.0 billion in 2015 to $31.3 billion in 2019, representing a compound annual growth rate of 6%.

We believe our top technology vendor partners derive the majority of their revenue through a third-party channel, and we expect this to increase over time.

For the security services market, a significant portion of our future opportunity relates to spending on outsourced security services. We believe our clients and potential clients are increasingly recognizing the need to depend on external security experts to manage their cyber security operations. Gartner estimates that, by 2019, total enterprise spending on security outsourcing services will be 75% of the spending on security software and hardware products, up from 50% in 2015.

Our Solutions

We are a leading provider of cyber security services and integrated solutions for organizations. Through our depth and breadth of offerings, extensive capabilities and proven expertise in cyber security strategy, regulatory compliance, tactics and technology, we help organizations address their full range of cyber risk and security needs in a customized and integrated fashion. We deliver a holistic, lifecycle and strategic approach that enables organizations to plan, build and run successful security programs that achieve their business objectives.

The key benefits of our solutions include:

•	Programmatic approach to security. We offer a comprehensive security framework for our clients and take a strategic approach to designing and executing security solutions. We examine our clients’ problems, determine how such problems impact clients’ overall organization, map out a strategy and unite the optimal technologies, people and processes to execute the most effective solution. Our consultative, technology-neutral approach allows us to consider where our clients have already invested in their security environment and provide solutions that help them optimize and capitalize on their investment to serve their best interests. Our large partner ecosystem provides us with a vast toolkit, which allows us to select the solutions that best meet our clients’ needs, rather than limiting our and our clients’ options to the products of any individual product vendor. The effectiveness of this approach is evidenced by the increasing spend of our existing clients over multi-year relationships.

•	Industry-leading expertise and diversity of our client-facing employees. Our employees come from a broad range of professional and technical backgrounds, bringing diverse strengths that we use to engage with clients. The diversity of our employee base differentiates us in the market and provides valuable perspectives when addressing our clients’ unique security needs. We employ a talented pool of nearly 1,200 cyber security experts, all of whom are part of our client engagement group and together design, execute and monitor our clients’ security systems on an ongoing basis. Our skilled staff consists of ex-CISOs, engineers, architects, strategists, researchers, analysts and risk and compliance experts. We organize our workforce around our clients. To better serve our clients, we combine talents from technical engineers, client advisors and senior management-facing representatives to address numerous aspects of our clients’ needs. We have developed the Office of the CISO, which is specifically designed to partner with our clients’ CISOs to provide advice and leadership in building best-of-breed security practices in organizations. Our technical engineers hold numerous advanced certifications across many vendors and technologies, demonstrating the comprehensive knowledge and expertise of our engineers, developed through our interactions with clients nearly 20 years.

•	Comprehensive cyber security solutions. Our business model enables us to operate as a single-source solution provider for our clients. Our comprehensive solutions cover every major domain of cyber security, representing a full range of services and technology solutions. We help our clients solve their problems in an integrated and customized way, addressing the full lifecycle of their needs. Our end-to-end cyber security solutions are created from our nearly 20 years in the cyber security industry and the collective experience of our cyber security experts. We understand and offer the relevant components of a solution, understand the threats and strategies and take the time to work with every client to plan and build the right solution for them.

•	Differentiated and proprietary technology platforms. We have developed and employ hundreds of proprietary tools, scripts (small custom software), processes and methodologies, including intellectual and proprietary capital, to support the numerous services we offer. These tools are created by the subject-matter experts within each practice and are derived from years of experience, innovation and best practices in each discipline. They represent an important and differentiated technology posture that allows us to provide superior quality services with more effective and efficient labor to our clients. These tools also represent institutionalization of our knowledge and intellectual capital, allowing us to continue to deliver high-impact services at scale. We have significant IP around orchestration, monitoring and big data analytics, penetration testing, multi-vendor and multi-technology testing, operations and procurement analytics, identity and access management and our extensive knowledge database.

Our Competitive Strengths

We have several competitive advantages that will enable us to maintain and extend our leadership position in cyber security solutions. Our key competitive strengths include:

•	100% focus on cyber security. We believe this gives us an edge in detecting threats and protecting our clients and that our clients and vendor partners recognize our leading position and value our expertise. We have in-depth knowledge of vendors and vendor roadmaps, access to products in highest demand and a track record of consistently identifying and influencing the most disruptive technologies early. Our singular focus allows us to stay ahead of the latest innovations in security, giving us a sustainable advantage. Diversified companies are increasingly offering a subset of cyber security services, but they often lack the experience and capabilities to deliver more than just a high-level, one-size-fits-all strategy. We actively maintain in-depth expertise across all three cornerstone domains of security: consulting, operations and technology, setting us apart from our competition.

•	Leadership position in providing comprehensive security solutions. We believe we are the largest pure-play cyber security solutions company, with over $780 million of revenue on a pro forma basis in 2014, more than 7,500 clients in the three years ended June 30, 2015, more than 300 technology vendor partners and over 1,400 employees. Our scale provides greater reach to clients, the ability to cover a large vendor partner network and a vast knowledge base into security threats from our extensive client network. We continuously evaluate new and emerging technologies and industry advances to provide our clients with state-of-the-art, leading solutions. In turn, we believe that emerging cyber companies view us as a preferred route to market.

•	Diversified, blue-chip client base. Over the past three years, our clients have included 57 of the Fortune 100 companies and 537 of the Fortune 1000 companies. We serve large and sophisticated clients, who trust us to protect them against the severe threats that they face. In addition, our client base is highly diversified, with no single client accounting for more than 10% of our revenue for the six months ended June 30, 2015. We are a trusted advisor to clients across numerous industries. We have served approximately 50% of Fortune 500 companies in each of the technology, media and telecommunications; retail, hospitality and travel; healthcare; professional services; financial services and insurance; manufacturing; and utilities and energy. We believe our diversified, blue-chip client base gives us superior visibility into the threat landscape and minimizes our exposure to the risk of any particular client industry.

•	Significant network effects. Our business model benefits from three significant network effects that reinforce our leadership. First, given our broad client reach, we have visibility into a wide variety of cyber security threats and attack vectors. We collect threat intelligence from our MSS and consulting businesses, which we use to protect individual clients more effectively through incident response and orchestration, and use in the aggregate to better protect our broad client base. We are able to quickly multiply our insights and advice, which in turn makes us more attractive to clients. Second, as we grow our client base, we believe we become more attractive to vendor partners. As we learn more about our vendor partners’ products, our knowledge becomes more valuable to our clients and we can expand our base. Third, the breadth and depth of our service offerings provide an attractive job opportunity for employees. Top talent wants to be at Optiv. We seek to recruit and retain more talent over time, with lower than industry average churn.

•	Access to a broad set of established and emerging security vendors without single vendor risk. We partner with over 300 security vendors across every major aspect of cyber security, including well-established firms as well as small emerging vendors. Our position enables us to identify and assess the most promising emerging technologies and capitalize on established technologies. We also have visibility into maturing technologies with lower use. We are well-positioned to benefit from the overall growth of the security technology industry, without the potential downside of a concentrated technology risk from a single vendor.

•	Founder-led management team with significant cyber security experience. Our Chief Executive Officer, Daniel D. Burns, founded Accuvant over 13 years ago and led the Company through years of sustained growth and through the FishNet Security Merger, which created one of the largest pure-play cyber security solutions providers in the world. Mr. Burns continues to lead our management team with his clear and strategic vision. Key members of our senior-level management team have been with the predecessor companies of Optiv for over 10 years and are dedicated to our success in the market. Our leadership has enabled us to attract and retain our many talented employees and grow our revenue faster than overall market growth. We believe that our management team and cyber security talent position us to continue to provide thought leadership and drive innovation.

Our Growth Strategy

The following are key elements of our strategy to become the world’s most advanced, comprehensive and trusted partner for cyber security solutions.

•	Expand within our existing client base. We have established trusted relationships with our clients. We believe we have a significant opportunity to increase penetration in our existing client base, where we believe we have less than 10% of their current cyber security spend. Our increasing portfolio of solutions provides a significant opportunity to upsell and cross-sell incremental security services and technologies. On average, clients tend to spend more with us over time as they use more of our security solutions. Additionally, we are well positioned to benefit from increasing spending by our clients on cyber security.

•	Expand our consulting, managed security and security operations offerings. We plan to enhance our current offerings by adding new services and expand our offerings in new, emerging areas of the industry based on evolving threats and client needs. We have consistently added new offerings, including identity and access management consulting, threat intelligence, incident response, vulnerability management and third-party risk management. Increasingly, our clients are asking us to provide long-term security operations. In response, we have grown our security operations centers to three locations (Kansas City, Baltimore and Atlanta), have grown our security operations team to 180 technical experts and engineers and continue to productize project-based services into managed security offerings. We intend to continue to improve our offerings by adding people, infrastructure and technology. As threats and responses become more complex and as companies prefer to outsource security-related functions, we believe that the demand for our managed security and consulting services will continue to grow at an increasing rate.

•	Develop proprietary technology and intellectual property. Our services and capabilities are driven by proprietary intellectual property. We plan to expand our investments in software tools, data analytics and industry intelligence, as well as new processes and methods to deliver more effective and efficient solutions to our clients. Our technology leadership and innovation enable us to create more value for our clients, and help us to retain talented employees, who are drawn to our industry-leading approach. The combination of our proprietary tools and extensive knowledge base of threat intelligence creates a portfolio of IP that provides significant advantages in the market.

•	Attract new clients. We operate in a large and highly fragmented market and are well positioned to grow our current market share of less than 5%. We plan to continue investing in our field-based client engagement organization and intend to expand awareness of the Optiv brand to highlight our scale, the scope of our domain expertise and our core capabilities to continue to attract new clients.

•	Expand our global footprint. We have a proven model of growth among our large clients with global operations, and we intend to leverage that model and our relationships with our vendor partners to expand globally. We currently sell products and services in over 70 countries, primarily through partnerships with regional distributors. International markets remain, in our view, even more fragmented than domestic markets. We plan to pursue clients internationally through partnerships with regional vendors and by opening more offices outside the United States. Our multinational clients often expand systems developed in the United States to their overseas operations. In addition, we may consider selectively pursuing strategic acquisitions in targeted geographies where established players have a significant brand, product offering or client base.

Our Solutions Platform

Our solutions address every major domain of cyber security with a comprehensive set of service offerings as illustrated below. We provide products and/or services in every category shown:

The following are specific elements of our solutions platform that we deliver to help clients execute their programs:

Security Services—Security Consulting

We provide a wide array of security consulting services powered by a deep and broad bench of security practitioners—subject matter experts who are some of the most widely published and referenced thought leaders in the cyber security space. Through our four main practices, we deliver short- and long-term project consulting spanning all aspects of security: advisory services, architecture and implementation; education and awareness; and applied research. Each offering represents either fixed cost or time- and materials-based engagements. These services are executed by our broad and diverse bench of experts. We have the span and depth of exposure across every sub-segment of security. Our offerings are further differentiated by a broad set of intellectual capital in the form of proprietary processes and methodology, custom software, scripts and tools, as well as IP that is designed, developed and employed to provide greater effectiveness and efficiency for our team, and higher quality and value of work product for our clients. A further illustration of our services is shown below:

Security Services—Security Operations

Our Security Operations services extend our clients’ security staff by providing extensive managed cyber security technology and intelligence, advanced enterprise incident research, response and remediation services, technology and product support. Our Security Operations services consist of: Managed Security Services, Enterprise Incident Response, Product Support and Strategic Staffing.

•	Managed Security Services. ADAPT is our Managed Security Services offering that provides a comprehensive platform for managing and monitoring clients’ environments and provides advanced analytics to identify threats and respond to security events and attacks. ADAPT combines proprietary software, processes, intelligence and our expert staff to deliver a complete solution to our clients. ADAPT provides customized solutions that are tailored to our clients’ environments while they maintain internal control. Our turnkey solutions for complex information security challenges are illustrated below:

•	Enterprise Incident Response. We help our clients prepare, respond and recover from security events and breaches with a focus on rapid recovery and minimizing disruption. We have four core EIR services: (1) Cyber Defense Development, which, through advanced planning, develops a program to manage and minimize recovery time of breaches; (2) Incident Response and Recovery, which provides our clients with our hands-on expertise for each unique attack; (3) Compromise Assessment, which assesses areas for compromise and removes malware following a breach; and (4) Forensic Analytics, which preserves data and evidence that will help determine the origin of an attack for future legal or enforcement action. These services are powered by an elite team of experienced professionals who reverse engineer malware using a combination of proprietary tools and best-in-class industry technologies.

•	Product Support. We provide authorized Level 1 and Level 2 helpdesk support for leading third-party hardware and software manufacturers as a stand-alone service or as a part of our ADAPT platform. This service provides solutions that organizations need to resolve technical problems through efficient and trustworthy technical support, helping our clients free up valuable internal resources. Our certified consultants are equipped with deep product knowledge through extensive training and provide timely response and issue remediation.

•	Strategic Staffing. We provide short- and long-term staffing services to help clients offset the increasing difficulties in recruiting and retaining staff or in finding competent, trusted expert staff for their short-, mid- and long-term security projects. We maintain an ever-growing database of qualified contractors, including both independent agents and through boutique companies. We offer three key differentiating advantages versus other staffing services: (1) our security professionals vet each candidate to ensure the individual meets our standards for competencies, skill, and professionalism; (2) we make OptivU, our advanced security training resource, available to clients, so that they can train new staff or expand the skills and experience of existing candidates; and (3) any individual staffed by us has access to our client resources and knowledge bases, enabling clients to access the entire Optiv platform.

Security Technology

Our Security Technology solutions provide clients with expert services to help them select and source the right technology products for their environment. As our clients’ trusted advisor, we are our clients’ strategic supplier for both technology purchases and for implementation and integration. We provide needs analysis—helping clients understand their needs and translate those needs to technology requirements. Through our research, we provide clients with commercial insights in the forms of consultations, workshops, white papers, technology reviews and testing and lab research results. Our clients benefit from best practices from other clients and our critical visibility to integration and interoperability with multi-vendor technologies and products, as well as an understanding of the business attributes of each vendor partner’s technical strengths and weaknesses. We provide technology sourcing from a large and diverse portfolio of security hardware and software providers, at the highest levels of value. We continuously evaluate and validate the programs and implementation strategies we design for our clients. We extend this capability with premier relationships with global distribution and logistics alliance partners, allowing us to help clients execute their technology initiatives globally. Our client advisement organization, labs and testing infrastructure, and research and knowledge base systems supply additional value throughout our Security Technology business. Our expertise and value in security technologies are driven by our extensive research and experience and the depth of our partner vendor relationships.

Our Proprietary Technology, Intellectual Property and Trade Secrets

Our proprietary services illustrated below are powered by a vast array of leading-edge software technologies, systems infrastructure, content, knowledge bases and data sets we have developed over the years and continue to enhance based on our massive experience working with our broad and diverse client base.

ADAPT—Managed security, monitoring, intelligence and analytics

Our next generation proprietary delivery platform, ADAPT, allows us to deliver “Security as a Service” at the technical and business level. A highly modular and integrated platform, ADAPT is designed to meet each client’s specific needs while still delivering leading-edge monitoring, analysis and intelligence capabilities. ADAPT uses an advanced software, integration and process architecture consisting of client cloud infrastructure, client on premise infrastructure, deployment automation, cloud-based domains and our SOCs. ADAPT supports flexibility for: (1) receiving and importing data from client environments; (2) routing results and information to clients and Optiv for analysis; and (3) translating data sets into actionable responses and delivering them to clients. ADAPT is based on big data analytics, proprietary software for communication, flexible integration of external threat intelligence data, proprietary internal threat intelligence and automation of real-time analysis of client security threats. When combined, these elements enable us to provide clients with optimum visibility and protection into their environments, and allow us to rapidly deliver threat intelligence, 24x7 alert investigations, managed services-initiated remediation, cross-client cyber intelligence sharing, world-class reporting, program development and custom services and automation.

ADAPT is built on the following pillars of core IP software technology:

•	Orchestration: Central software system that provides services orchestration between all of ADAPT’s components and subsystems, managing messaging and service integration. This system is highly configurable and adaptable to each client and service-level agreement with extensible application program interfaces (“APIs”) to extend and integrate third party elements. The system is comprised of high speed, highly flexible modern software such as NGINX for message proxy, node.js for non-blocking asynchronous communications, Jenkins for real time build and testing and java for reliable messaging parsing.

•	Big Data Analytics: Big data analytics system that provides cloud and on-premise based storage of all data, and allows automated and manual high-speed intelligent searches across all data and all platforms. This system allows us to take advantage of continual advances across the security industry, including advanced learning algorithms for “detect-and-learn” and “advanced seek-and-destroy”; search methods for anomalous and known bad data patterns and behaviors; and natural language processing and pattern recognition across open and closed media inputs. This system depends on highly scalable modern components such as Elasticsearch for data storage and processing, python for rapidly deployable automation scripts, JSON for message passing formats, Logstash for data input and proprietary APIs.

•	Visualization and Reporting: Client visualization and reporting application that provides web and mobile data visualization, automates communication to clients and coordinates communication between mixed work teams consisting of our and our clients’ personnel. This application is built on modern web technologies such as Node.js for optimization of throughput and scalability, AngularJS for developing and testing single-page applications, D3 for charting, ModSecurity for security, NGINX for proxy, Kibana for visualization, Twilio for two-factor SMS and MongoDB for data storage and flexibly tying into modern SaaS applications such as ServiceNow and Qualys and PagerDuty for client data sources.

•	Threat Intelligence: Global threat intelligence center platform that integrates in-house and third-party threat intelligence as a single “feed,” and combines it with Optiv analytics, advanced proven processes and messaging filters. This intelligence reduces noise and false positives so that our SOC analysts and our clients’ staff can focus on the events and tickets that represent actual, high-risk threats, enabling us to provide a rapid and custom response to each client and “networked intelligence” between clients. The platform, which can expose data via STIX and other industry standard formats for clients to consume in an automated manner, includes components such as Elasticsearch and schemas for Malware Attribute Enumeration and Characterization (MAEC); Common Vulnerability Scoring System (CVSS) and Common Vulnerabilities and Exposures (CVE) for vulnerabilities; proprietary models for IoC storage; and Maltego for event, network and timeline mapping.

•	Client Connectivity: Software and hardware toolkit that securely connects client environments and integrates third-party enhancements to ADAPT. The toolkit includes technologies such as ActiveMQ for Java Messaging Service capabilities; Blackbox advanced software and ultra-hardened client premise hardware, APIs and integration connectors; propriety technologies that encrypt and store client data in “forensic safes,” launch additional analysis tools and drive automation of activities at the client side; and common security tools through Kali Linux and similar applications.

Together these next-generation systems, applications, platforms and tools leverage the most recent advancements in technology, advanced thinking and architectures relating to managed security services. They allow us to deliver highly advanced, effective and efficient managed security operations to our clients that provide state-of-the art intelligence and are highly adaptive to each client’s specific needs and environment while leveraging a common core.

In addition to these key elements, we employ dozens of other custom software tools and APIs, and an ever-changing set of highly integrated, commercial-off-the-shelf tools and products to take advantage of industry advances to expand ADAPT’s capabilities.

Talon—Proprietary consulting service software and tools

We have created a large and efficient engine to help clients with all levels of consulting engagements. From large-scale strategic engagements to those that are short and tactical, our engine allows us to manage profitability while serving the high value need of projects.

To power these services, we use a growing platform that employs a deep portfolio of proprietary and custom developed software tools. Offering technology-enabled services allows us to deliver smarter and higher levels of service with higher and more consistent quality, all more efficiently through our expert team of professionals. A sample of these tools includes:

Proto—Integration, research, test labs

We have a large multi-vendor, multi-technology lab infrastructure for testing, education, demonstrations and client proofs of concept. We have seven major centralized labs, which can be accessed remotely, located in Minnesota, Southern California, Las Vegas, Kansas City (two), Atlanta and Baltimore. In addition, we have demonstration and lab equipment, spanning multiple vendor partner technologies, that we deploy to our field offices and to our clients’ premises for testing and evaluations.

Our lab capabilities and services include: Technology Testing and Evaluation; Integration and Interoperability Testing; Traffic and Performance Load Testing; Distributed Denial of Service (DDoS) Attack Simulations; and Custom Scenarios and Tests. This technology and infrastructure are used by every service and every team in support of their functions and made available to clients as part of our value-add to our technology services.

Intero—Operations and procurement analytics

Intero is our business support system which includes our integration of commercially available software applications, our proprietary business processes and our historical transactional data that provides our internal staff with purchasing and pricing analytics and our clients with their purchasing history, including future maintenance renewal dates and terms.

OptivU and Cyberbot—Advanced security training resources

OptivU is our own in-house school for developing the next generation of cyber security experts as Optiv employees and staff for our clients. OptivU provides basic and advanced trade education based on proprietary curriculum to develop engineers, security operations center analysts and consultants through in-class and in-the-field learning. OptivU leverages our extensive geographic footprint to provide real-world, hands-on learning with an apprenticeship model to develop experience, not just knowledge.

Cyberbot, cited in Gartner’s Magic Quadrant for Security Awareness report, is our in-house-developed e-learning curriculum for cyber security awareness, which is used by our clients to help their employees understand the threats, risks and techniques of attackers as well as to teach steps and techniques for safer computing.

In addition to OptivU and Cyberbot, Optiv offers extensive training curriculum on a broad and deep spectrum of subjects, including security technologies, secure development and coding, PCI and wireless security. Collectively, Optiv has over 100 learning courses and modules in its portfolio.

The Source—Hands-on cyber security knowledge base

The Source is a powerful and dynamic knowledge base that encompasses our growing body of IP. It is comprised of our research findings as well as our learnings, methods, processes and best practices derived and refined from having worked with nearly 9,000 clients in the past five years and more than 300 vendor partners. The Source uses a customized commercial knowledge capture and collaboration software platform and holds terabytes of the collective knowledge and experience of our professionals. We believe it represents one of the largest non-governmental databases of actual how-to knowledge on nearly every aspect of cyber security.

The Source enables the sharing of essential and valuable knowledge across our Company and is used by our client engagement team to better advise and educate our clients, our solution delivery teams for internal documentation and leverage of working knowledge, our researchers for cross-team collaboration and our new team members for more rapid onboarding.

The Source includes information about the following:

•	threats and vulnerabilities;

•	research findings;

•	effective cyber security policies and procedures;

•	solution blueprints;

•	reference architectures;

•	frameworks;

•	methodologies;

•	run books;

•	cyber security technology specifics and manufacturer information;

•	product comparisons;

•	technology implementation notes and best practices; and

•	technology performance data, integration and interoperability findings.

Virgil—Industry data and intelligence base

Virgil is a set of data stores that contains all the raw data we have garnered from our tens of thousands of client engagements. It contains massive amounts of information, including assessments, risk studies, penetration and vulnerability tests, application tests, compliance studies, security strategy assessments and product testing.

This big data platform provides a powerful, differentiated intelligence system to enable us to see vulnerability patterns and end-user and industry trends. It allows us to continuously improve, enhance and expand our services and increasingly provide data-driven security intelligence and insights to our clients and serves as a powerful resource for broad-based thought leadership.

Our Clients

Over the past three years, our diversified, blue-chip client base has included 57 of the Fortune 100 and 537 of the Fortune 1000. For the six months ended June 30, 2015, we transacted with over 3,600 clients and, over the past three years, we have served more than 7,500 clients in more than 70 countries. We primarily focus on large and medium-sized organizations, and our clients include enterprises, governmental agencies and educational institutions. Our clients include leading organizations across various industries: technology, media and telecommunications; retail, hospitality and travel; healthcare; professional services; financial services and insurance; manufacturing; and utilities and energy. Our business is not dependent on any particular client and no client represented more than 10% of our revenue in 2013, 2014 or the six months ended June 30, 2015.

Our Vendor Partners

Our vendor partner ecosystem includes over 300 established and emerging cyber security software providers and hardware manufacturers, which gives us access to thousands of technology options for our clients. Our vendor partners include leading and next-generation technology vendors. We believe the depth and breadth of our platform and client relationships makes us a primary go-to-market partner for cyber security software providers and hardware manufacturers. No technology manufacturer represented more than 10% of our revenue in 2013, 2014 or the six months ended June 30, 2015.

Client Engagement and Marketing

Client Engagement. As of September 30, 2015, nearly 600 of our cyber security experts were dedicated to client engagement, including over 250 client managers and over 200 client advisors. We design our teams around our clients. Our client-centric approach is characterized by a holistic, lifecycle-based and strategic focus for our clients. We have built our business to execute both programmatic, highly-strategic engagements as well as tactical engagements.

Our client managers work to build long-term relationships with our clients to position us as a trusted advisor and strategic supplier to our clients. Client managers are responsible for acquiring new clients, expanding our position with our current client base, coordinating the deployment of our advisement resources to address our clients’ needs and selling our solutions. Our client managers are deployed as dedicated global, national and territory-based sales resources.

Our client advisors include over 200 solution engineers, enterprise architects and CISOs who provide strategic and tactical advice and insights to our clients. Our solution engineers have deep technical domain expertise across our technology and service offerings and work to educate our clients on their options, provide proof of concept work and help scope projects. Our solution engineers also act as liaisons between our marketing and product development organizations and our clients. Our enterprise architects help design compound and integrated security solutions comprised of multiple products and services using proven reference architectures and solution blueprints in areas such as insider threat, third-party risk management, cloud security and IP protection. Our more than 40 accomplished security leaders provide senior-level business strategy advice and guidance to our clients’ senior executives and boards of directors.

Marketing. Our marketing is focused on building our brand reputation and the market awareness of our platform, driving client demand and a strong sales pipeline, and equipping and deploying our client engagement organization to be more efficient. Our marketing organization consists primarily of corporate brand and communications, marketing programs, solutions management and sales enablement, and lead development and marketing operations. Our marketing demand generation activities include analyst and public relations, general awareness campaigns, focused solution campaigns, trade shows and conferences, digital marketing and field event based marketing. We are also actively engaged in driving global thought leadership programs through blogs and media.

Competition

We operate in a highly fragmented and competitive cyber security market characterized by rapid changes in technology, client requirements, industry standards and frequent new product introductions and improvements. The number of cyber security point-solution vendors continues to grow due to the rise in cyber security threats and the increasing need for greater protection. Our current and potential future competitors fall into the following categories:

•	cyber security consulting divisions of larger IT and consulting companies;

•	managed security service providers;

•	distributors and resellers;

•	pure-play cyber security consultants and providers; and

•	cyber security software and hardware manufacturers.

The principal competitive factors in our market include:

•	depth and breadth of solutions offered;

•	expertise across multiple technology architectures and products;

•	ability to plan, build and run comprehensive security programs;

•	agility to execute at strategic and tactical levels;

•	ability to provide scalable solutions across large and distributed organizations;

•	reliability and efficacy of managed service operations;

•	strength of client advisor and client manager relationships; and

•	brand awareness and reputation.

We believe we compete favorably with our competitors based on these factors resulting from our client-driven approach, market leadership, scale, depth and breadth of our end-to-end cyber security solutions, our differentiated offerings and the knowledge base of our team of over 1,400 employees. However, many of our competitors have substantially greater financial, technical and other resources, greater name recognition, larger sales and marketing budgets, broader distribution and larger and more mature IP portfolios.

Seasonality

We believe there are significant seasonal factors that cause us to record higher revenue in some quarters compared to others. We believe this variability is largely due to our clients’ budgetary and spending patterns. For example, we have historically generated a higher portion of our sales in the final quarter of each fiscal year, at which point our cost of sales increases relative to any increase in revenue, and we pay vendors for costs incurred in the final fiscal quarter in the subsequent quarters (i.e., first half of the following fiscal year).

Facilities

We have an extensive geographic footprint across North America with 48 leased physical locations with an aggregate size of approximately 227,000 square feet as of June 30, 2015. We currently lease approximately 22,000 square feet of space for our corporate headquarters in Denver, Colorado under a lease agreement that expires in December 2017. We also lease approximately 92,000 square feet of space for our operational and corporate facilities in Overland Park, Kansas under a lease agreement that expires in December 2021. We believe that our current facilities are adequate to meet our ongoing needs, and that, if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms.

Employees

As of September 30, 2015, we had approximately 1,450 full-time employees. None of our employees are represented by a labor organization or is a party to any collective bargaining arrangement. We have never had a work stoppage, and we consider our relationship with our employees to be good.

Legal Proceedings

From time to time, we may be involved in legal proceedings arising in the ordinary course of business, including, without limitation, litigation and allegations in connection with acquisitions, product liability and disputes with employees, clients or suppliers, the cost of which could be significant. We intend to vigorously defend ourselves against any such litigation and do not currently believe that the outcome of any such litigation will have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our directors and executive officers as of the date of this prospectus.

Name	Age	Position

Daniel D. Burns	49	Chief Executive Officer and Director

John F. Cassidy	61	Chairman of the Board of Directors

Gary B. Appel	64	Director

Gregory R. Blank	35	Director

Martin J. Brand	40	Director

Kurt A. Freyberger	48	Director

Timothy J. Hoffman	50	Executive Vice President of Worldwide Client Solutions and Director

David L. Johnson	61	Director

Jay A. Leek II	37	Director

Stuart C. McClure	46	Director

Anushka M. Sunder	29	Director

John J. Tracy	61	Director

Frank M. Young	43	Director

Dario Zamarian	51	Director

Mark B. Williams	45	President and Chief Operating Officer

David M. Roshak	47	Executive Vice President and Chief Financial Officer

Aaron T. Shilts	39	Executive Vice President of Worldwide Services

Daniel D. Burns joined our board in January 2015 and co-founded our predecessor, Accuvant, in 2002. Mr. Burns became Accuvant’s Chief Executive Officer in October 2012 and continues to serve as our Chief Executive Officer. As Chief Executive Officer, he is responsible for the development and implementation of high-level strategies and directs our growth. Prior to serving as Chief Executive Officer, from March 2003 to September 2012, Mr. Burns served as Senior Vice President of Accuvant’s sales organization. In that role, he was responsible for strategic planning, sales growth and problem resolution. Prior to founding Accuvant, Mr. Burns was the Regional Vice President of Sales for the western region of OneSecure and the Western Region Vice President of Exault. He also held positions at Access Graphics, Arrowpoint and Netrex. Overall, Mr. Burns has more than 23 years of business, technology and security industry experience. Mr. Burns received a bachelor’s degree in economics from San Jose State University.

John F. Cassidy joined our board in January 2015. Mr. Cassidy has served as a Senior Advisor at Blackstone since May 2014. He also serves as the Chief Executive Officer and co-founder of Pro Football Focus (“PFF”). Mr. Cassidy served as the President and Chief Executive Officer of Cincinnati Bell Inc. from July 2003 to his retirement in January 2013. Mr. Cassidy serves on the board of Cincinnati Bell Inc. and previously served on the board of CyrusOne Inc., including as Chairman of the Board. Mr. Cassidy serves or has previously served on the boards of the Cincinnati USA Regional Chamber, Cincinnati Business Committee, Cincinnati Museum Center, University Hospital, 3CDC, the Boomer Esiason Foundation and is the past chair of the Cincinnati Chamber of Commerce’s Regional Technology Initiative and Chair of the Chamber’s Minority Business Accelerator Program. Mr. Cassidy attended Cleveland State University’s Management and Labor Relations program.

Gary B. Appel joined our board in January 2015. Mr. Appel serves as the Vice Chairman of Corporate Investment-North America for Investcorp International Inc., a global manager of alternative investment products, which he joined in 2013. He retired in 2012 as Vice Chairman of Castle Harlan, Inc., a global middle market private equity funds manager, which he joined in 2005. Prior to joining Castle Harlan, he was Vice Chairman of Glencoe Capital, Ltd., a Chicago-based middle market private equity funds manager, from 2001 to 2005, and a member of its Investment Committee. In the late 1990s, Mr. Appel was a Senior Managing Director of Bear Stearns, Inc. Prior to that, for 17 years, Mr. Appel was with Donaldson, Lufkin & Jenrette, Inc., serving as a Managing Director and a founding partner of DLJ Merchant Banking. He was a member of DLJ Merchant Banking’s Board of Directors and its Investment Committee. He currently serves on the board of directors of Polyconcept Investment B.V., Randall-Reilly Holdings Company LLC, and totes>>Isotoner Corporation. He also serves as an Executive-in-Residence and as a member of the Advisory Board of the Private Equity Program at the Graduate School of Business of Columbia University. He earned his B.A. with honors from Vassar College and his M.B.A. from Columbia University.

Gregory R. Blank joined our board in October 2014. Mr. Blank is a Managing Director in the Private Equity Group of Blackstone, where he focuses primarily on investments in the Technology, Media and Telecommunications and Industrials sectors. Since joining Blackstone in 2009, Mr. Blank has been involved in the evaluation and execution of private equity transactions in a variety of industries and across geographies, including in the United States, Germany, Asia, and Australia/New Zealand. Prior to joining Blackstone, Mr. Blank was an Associate at Texas Pacific Group (TPG) in San Francisco, where he was involved in the evaluation and execution of private equity transactions. Prior to that, Mr. Blank worked in investment banking at Goldman, Sachs & Co. focused on Technology, Media and Telecommunications clients. Mr. Blank currently also serves on the boards of directors of Ipreo, The Weather Channel and Travelport Limited. Mr. Blank received an A.B. in Economics from Harvard College, where he graduated magna cum laude and was elected to Phi Beta Kappa. Mr. Blank also earned an M.B.A. with High Distinction from the Harvard Business School, where he graduated as a Baker Scholar.

Martin J. Brand joined our board in October 2015. Mr. Brand is a Senior Managing Director in the Private Equity Group of Blackstone. Mr. Brand joined Blackstone’s London office in 2003 and transferred to the New York office in 2005. Before joining Blackstone, he worked as a derivatives trader with the FICC division of Goldman, Sachs & Co. in New York and Tokyo, and with McKinsey & Company in London. Mr. Brand currently serves on the boards of Kronos, Ipreo and Lendmark. Mr. Brand also serves on the board of the Harvard Business School Club of New York and the Watermill Center. Mr. Brand received a B.A./M.A. in Mathematics and Computation from Oxford University and an M.B.A. from the Harvard Business School.

Kurt A. Freyberger joined our board in May 2015. Mr. Freyberger is currently the Chief Financial Officer at PFF, joining PFF in December 2014. He previously served Cincinnati Bell, a publicly-traded telecommunications company, as its Chief Financial Officer from August 2011 until September 2013; Chief Financial Officer of the Cincinnati Bell Communications Group from March 2011 to July 2011; and Vice President and Controller from March 2005 to May 2009. Mr. Freyberger served in various accounting and finance roles with Chiquita Brands International Inc. from 1996 to 2005, and prior to that was an Audit Manager with PricewaterhouseCoopers LLP. Mr. Freyberger holds a B.S. degree in Accounting from Western Kentucky University.

Timothy J. Hoffman joined our board in January 2015. Mr. Hoffman is currently our Executive Vice President of Worldwide Client Solutions and brings more than 20 years of sales, management and leadership experience to his position. He joined Accuvant in early 2003 as Area Vice President of Sales for the Western U.S. and assumed the role of overseeing Accuvant’s worldwide sales organization in 2012. Mr. Hoffman played a strategic role in expanding Accuvant’s presence to 36 offices across North America. Prior to joining Accuvant in 2003, Mr. Hoffman held sales positions with technology companies Blue Coat Systems and Calence. He earned his bachelor’s degree in international business from Ohio Wesleyan University.

David L. Johnson joined our board in January 2015. Mr. Johnson is a Senior Managing Director in the Private Equity Group of Blackstone. He joined Blackstone in 2013. Before joining Blackstone, Mr. Johnson was Senior Vice President of Strategy at Dell Corporation from June 2009 to January 2013, where he was responsible for corporate strategy, corporate development, and acquisition integration. Prior to joining Dell, Mr. Johnson held a number of positions at International Business Machines, including Vice President of Corporate Development, responsible for the company’s acquisitions, divestitures, minority investments, and acquisition integration. Mr. Johnson received a B.A. in English and an M.B.A. from Boston College.

Jay A. Leek II joined our board in January 2015. Mr. Leek has served as CISO for Blackstone since joining in May 2012 where he also oversees the Blackstone Portfolio Company Information Risk & Security Community. Prior to joining Blackstone, Mr. Leek established, built, and headed up global information risk and security programs for Equifax and Nokia. Over the past 20 years, Mr. Leek has also worked as a product manager for information security vendors as well as a consultant to numerous telecom companies, government agencies and financial institutions assisting them with business development, strategic planning and architectural design required to meet their information risk and security objectives. He also acts as an industry advisor for information security organizations and government agencies, and he currently serves on the board of directors of RedOwl Analytics and the NY Metro ISSA Chapter, as a board observor for Cylance and Phantom Cyber and on the advisory board for iSIGHT Partners and Risk IO. He is a Certified Information Security Manager, Certified Information Systems Auditor and Certified Information Systems Security Professional. Mr. Leek received a B.S. in Information Assurance and Security summa cum laude from Capella University.

Stuart C. McClure joined our board in January 2015. Mr. McClure is the Chief Executive Officer of Cylance, a math-based cyber security company, which he founded in June 2012. Prior to starting Cylance, Mr. McClure was previously Executive Vice President, Global Chief Technology Officer and General Manager at McAfee from November 2011 to June 2012, and Senior Vice President from November 2009 to November 2011. Mr. McClure joined McAfee after it acquired Foundstone, a security company which he founded in 1999. Mr. McClure also previously led the cyber security efforts at Ernst & Young. Mr. McClure is the founder and lead-author of Hacking Exposed, one of the most successful cyber security books ever written. He graduated from the University of Colorado in Boulder with a degree in psychology and philosophy and a minor in computer science applications.

Anushka M. Sunder joined our board in October 2014. Since joining Blackstone in August 2013, Ms. Sunder has been involved in Blackstone’s investments in the Company, Emdeon, Michaels Stores and Outerstuff. In 2013, she received an M.B.A. from Harvard Business School. Before attending Harvard Business School, from August 2009 to July 2010, Ms. Sunder was an Associate at TPG Capital, where she evaluated and executed private equity investments across several industries. From July 2007 to July 2009, Ms. Sunder worked in investment banking at Goldman, Sachs & Co. within the Financial Institutions Group. Ms. Sunder received an A.B. in Economics from Harvard College, where she graduated magna cum laude and Phi Beta Kappa.

John J. Tracy joined our board in October 2015. Dr. Tracy has served as the Chief Technology Officer and Senior Vice President, Engineering, Operations & Technology of The Boeing Company (“Boeing”) since October 2006. He is responsible for leading Boeing’s Engineering, Manufacturing, Supplier Management, Information Technology, Test and Evaluation, Research and Technology, Intellectual Property, and Environment, Health, and Safety organizations. Dr. Tracy joined Boeing in 1981. Prior to his current role, he served as Vice President of Engineering and Mission Assurance for Boeing Defense and Space. Dr. Tracy is an elected Member of the National Academy of Engineering and is a Fellow of the American Institute of Aeronautics and Astronautics, the American Society of Mechanical Engineers, and the Royal Aeronautical Society. Dr. Tracy earned a Ph.D. in Engineering from the University of California-Irvine, and M.S. and B.S. degrees in Physics, respectively, from California State University-Los Angeles and California State University-Dominguez Hills.

Frank M. Young joined our board in January 2015. Mr. Young is a Managing Director of the private equity firm Sverica Capital Management LLC. He joined Sverica in January 2007. Prior to joining Sverica, he served as the Chief Executive Officer of PsPrint, LLC, a Sverica portfolio company which was sold in 2011. Mr. Young also previously worked at Alpine Investors, a private equity firm, and in the Mergers & Acquisitions Group at Robertson Stephens. Mr. Young also serves on the board of directors for Inpatient Medical Services, MC Sign, Sheet Music Plus and Syscon Justice Systems. Mr. Young received an M.B.A. from the Fuqua School of Business at Duke University and a B.A. from Wake Forest University. Mr. Young has also received the designation Chartered Financial Analyst from the Association of Investment Management and Research / CFA Institute.

Dario Zamarian joined our board in January 2015. Mr. Zamarian is an Operating Advisor at Blackstone. He currently also serves on the board of Scale Computing and Run Time Design Automation. From October 2014 until January 2015, Mr. Zamarian served as acting EVP of Services for Accuvant. Prior to joining Blackstone in October 2013, from June 2010 until September 2013, Mr. Zamarian served as Global VP and WW General Manager of Dell Enterprise Systems & Solutions Business Unit and the first General Manager of Dell Networking Division. Prior to Dell, from July 2004 until May 2010, Mr. Zamarian served at Cisco Systems as Vice President and General Manager in the Access Routing Technology Group and as Vice President and General Manager of Security Systems and Network Management Business Unit in the Security Technology Group. Mr. Zamarian received an M.S. Degree in Electrical Engineering from the Polytechnic of Turin, Italy and an M.B.A. from INSEAD, France.

Mark B. Williams serves as our President and Chief Operating Officer and is responsible for managing our internal operations, integrating acquisitions and driving operational efficiencies throughout the organization. Prior to assuming his current role in January 2015, Mr. Williams served as FishNet Security’s President, Chief Operating Officer and Chief Financial Officer from November 2009 to January 2015. Prior to joining FishNet Security, from February 2004 to November 2009, Mr. Williams was Chief Financial Officer for Mediware Information Systems, a publicly traded software company. He also spent more than 10 years in public accounting where he gained significant experience with mergers, acquisitions and the capital markets. Mr. Williams earned a bachelor’s degree in accounting from Wichita State University and is a member of the American Institute of Certified Public Accountants.

David M. Roshak serves as our Executive Vice President and Chief Financial Officer and is responsible for managing all of the financial activity for our organization as well as managing all of the major merger and acquisition initiatives. He joined Accuvant in February 2012 as Chief Financial Officer and Senior Vice President of Operations and assumed his current role in January 2015. Prior to joining Accuvant, from October 2008 to January 2012, Mr. Roshak served as the Chief Financial Officer for iBAHN Corp., a leading provider of digital services to over 2,500 hotels in over 40 countries. Before his role at iBAHN Corp, Mr. Roshak was a Senior Vice President of Finance responsible for Mergers and Acquisitions for Insight Enterprises (NASDAQ: NSIT) from September 2006 to June 2008, where he managed the acquisition of Calence, a leading Cisco partner. Prior to Insight Enterprises, Mr. Roshak spent more than 10 years with Level 3 Communications (NYSE: LVLT) leading up to his role as Chief Financial Officer for the Information Services Division, which generated approximately $2 billion of annual revenue across 170 countries. Mr. Roshak received his bachelor’s degree in business administration from Creighton University in Omaha, Nebraska, and is a certified public accountant, inactive status.

Aaron T. Shilts serves as our Executive Vice President of Worldwide Services and is responsible for the direction and operations of our organization’s services business. Prior to assuming his current role in January 2015, Mr. Shilts served as FishNet Security’s Executive Vice President of Services from May 2011 to January 2015. Prior to joining FishNet Security in August 2002, Mr. Shilts was a senior consultant for VeriSign, delivering security solutions to customers worldwide. He also founded eSecurity Consulting Inc., a security consulting firm and served as a senior security engineer in the telecommunications industry. Mr. Shilts earned a bachelor’s degree in business computer information systems from St. Cloud State University in Minnesota.

Composition of the Board of Directors After this Offering

Our business and affairs are managed under the direction of our board of directors. In connection with this offering, we will amend and restate our certificate of incorporation to provide for a classified board of directors, with              directors in Class I (expected to be              ),              directors in Class II (expected to be              ) and directors in Class III (expected to be              ). See “Description of Capital Stock—Classified Board of Directors.” In addition, we are party to a stockholders agreement with certain affiliates of our Sponsors. This agreement grants our Sponsors the right to designate nominees to our board of directors subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Person Transactions—Stockholders Agreement.”

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our board of directors considered the following important characteristics, among others:

•	Mr. Burns’ extensive business, technology and security industry experience and significant experience in leading companies.

•	Mr. Cassidy’s extensive business and leadership experience, including as Chief Executive Officer of Cincinnati Bell Inc., a publicly-traded telecommunications company.

•	Mr. Appel’s significant financial and investment experience, including as the Vice Chairman of Corporate Investment—North America for Investcorp.

•	Mr. Blank’s significant financial and investment experience, including as a Managing Director at Blackstone.

•	Mr. Brand’s significant financial and investment experience, including as a Senior Managing Director at Blackstone.

•	Mr. Freyberger’s extensive business and leadership experience, including as Chief Financial Officer and Corporate Controller of Cincinnati Bell Inc., a publicly-traded telecommunications company.

•	Mr. Hoffman’s significant sales, management and leadership experience, including his role in expanding Accuvant’s presence across North America.

•	Mr. Johnson’s significant investment and acquisition experience, including as a Senior Managing Director at Blackstone and as Senior Vice President of Strategy at Dell Corporation.

•	Mr. Leek’s extensive security industry experience, including as CISO at Blackstone.

•	Mr. McClure’s extensive IT and security industry experience, including as Chief Executive Officer at Cylance.

•	Ms. Sunder’s significant financial and investment experience, including as an Associate at Blackstone.

•	Dr. Tracy’s extensive business and technology experience, including as Chief Technology Officer at Boeing.

•	Mr. Young’s significant financial and investment experience, including as a Managing Director at Sverica.

•	Mr. Zamarian’s extensive business, leadership, technology and security industry experience, including as Divisional General Manager at Dell Corporation and Operating Advisor at Blackstone.

Controlled Company Exception

After the completion of this offering, Blackstone will continue to hold more than a majority of the voting power of our common stock eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For at least some period following this offering, we intend to utilize these exemptions. As a result, immediately following this offering we do not expect the majority of our directors will be independent or that our compensation committee or nominating and corporate governance committee will be comprised entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a strategy committee. In addition, we anticipate that, prior to the completion of this offering, our board of directors will establish a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of Mr. Freyberger, Mr. Blank, Mr. Young, Mr. Zamarian, Dr. Tracy and Ms. Sunder, with Mr. Freyberger serving as chair. Our audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	assisting the board of directors in evaluating the qualifications, performance and independence of our independent auditors;

•	assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;

•	assisting the board of directors in monitoring our compliance with legal and regulatory requirements;

•	reviewing the adequacy and effectiveness of our internal control over financial reporting processes;

•	assisting the board of directors in monitoring the performance of our internal audit function;

•	monitoring the performance of our internal audit function;

•	reviewing with management and our independent auditors our annual and quarterly financial statements;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	preparing the audit committee report that the rules and regulations of the SEC require to be included in our annual proxy statement.

The SEC rules and NYSE rules require us to have one independent audit committee member upon the listing of our common stock on the NYSE, a majority of independent directors within 90 days of the effective date of the registration statement and all independent audit committee members within one year of the effective date of the registration statement.              and             qualify as independent directors under the NYSE listing standards and the independence standards of Rule 10A-3 of the Exchange Act.

Compensation Committee

Our compensation committee consists of Mr. Johnson, Mr. Appel, Mr. Cassidy and Mr. McClure, with Mr. Johnson serving as chair. The compensation committee is responsible for, among other things:

•	reviewing and approving corporate goals and objectives relevant to the compensation of our CEO, evaluating our CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving our CEO’s compensation level based on such evaluation;

•	reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives and other benefits;

•	reviewing and recommending the compensation of our directors;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	reviewing and making recommendations with respect to our equity compensation plans.

Nominating and Corporate Governance Committee

Upon completion of this offering, we expect our nominating and corporate governance committee will consist of             ,              and             , with              serving as chair. The nominating and corporate governance committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;

•	overseeing the evaluation of the board of directors and management;

•	reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and

•	recommending members for each committee of our board of directors.

Strategy Committee

Our strategy committee consists of Mr. Burns, Mr. Brand, Mr. Hoffman, Mr. Johnson, Mr. Leek, Mr. McClure, Dr. Tracy and Mr. Zamarian, with Mr. Burns serving as chair. The strategy committee is responsible for, among other things:

•	overseeing and facilitating management’s development and implementation of our medium and long-term corporate strategy;

•	maintaining an interactive dialogue with our management regarding corporate strategy, including the identification and setting of specific objectives and plans;

•	assisting our board of directors in carrying out its oversight responsibilities relating to potential mergers, acquisitions, divestitures, joint ventures, financing transactions and other key strategic transactions; and

•	otherwise taking a leadership role in shaping our corporate strategy.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or has served during the last completed fiscal year as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. We are party to certain transactions with affiliates of our Sponsors described in “Certain Relationships and Related Person Transactions.”

Code of Ethics

We will adopt a new Code of Business Conduct and Ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, which will be posted on our website. Our Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

Introduction

This compensation discussion provides an overview of the compensation for our named executive officers (our “NEOs”) for fiscal 2014. Our NEOs for fiscal 2014 were Daniel D. Burns, our Chief Executive Officer and Director, Mark B. Williams, our President and Chief Operating Officer, and Aaron T. Shilts, our Executive Vice President of Worldwide Services. The compensation information presented for fiscal 2014 reflects compensation earned prior to the FishNet Security Merger. Accordingly, the compensation information for Mr. Burns reflects compensation earned by him in his position as Chief Executive Officer at Accuvant during fiscal 2014 and the compensation information for Messrs. Williams and Shilts reflects compensation earned by them in their positions as President and Chief Operating Officer and Executive Vice President of Services at FishNet Security during fiscal 2014, respectively. Following the FishNet Security Merger, our board of directors established a compensation committee that will be responsible for our future executive compensation programs. Accordingly, our executive compensation programs during fiscal 2015 and following this offering may differ significantly from the compensation programs in place at Accuvant and FishNet Security during fiscal 2014.

Summary Compensation Table

The following table sets forth all compensation paid to or accrued by our principal executive officer and our two other most highly compensated persons serving as executive officers as of December 31, 2014 for services rendered to Accuvant by Mr. Burns and to FishNet Security by Messrs. Williams and Shilts, for the year ended December 31, 2014.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Daniel D. Burns Chief Executive Officer and Director	2014	320,833	2,480,629	525,000	—	3,326,462
Mark. B. Williams President and Chief Operating Officer	2014	311,538	—	820,148	31,082	1,474,306
Aaron T. Shilts Executive Vice President of Worldwide Services	2014	232,692	—	232,692	29,579	494,963

(1)	Represents the grant date fair value of the Accuvant time-vesting and exit-vesting options granted to Mr. Burns in connection with the Accuvant/Blackstone Transaction computed in accordance with ASC Topic 718, using the assumptions discussed in Note 6, “Stockholders Equity,” of the audited consolidated financial statements included elsewhere in this prospectus. Since the exit-vesting options were accounted for as subject to market conditions as defined under applicable accounting standards, they had no maximum grant date fair value that differed from the grant date fair value presented in the table. In connection with the FishNet Security Merger, Mr. Burns’ options were rolled over into new options to purchase shares of Optiv common stock with substantially similar terms as his original Accuvant options.

Narrative Disclosure to the Summary Compensation Table

Employment Agreements

In connection with Accuvant/Blackstone Transaction, we entered into an employment agreement with Mr. Burns and in connection with the FishNet Security Merger we entered into employment agreements with Messrs. Williams and Shilts. Under each employment agreement, the executive is eligible to receive a minimum base salary, as set forth in the applicable agreement, and annual cash incentive compensation based on the achievement of certain individual and Company performance objectives in an amount calculated based on the executive officer’s annual base salary. Each such executive officer is also entitled to participate in all employee benefit plans and programs made available to salaried employees generally.

The material provisions of the Employment Agreements for each of Messrs. Burns, Williams and Shilts are summarized below.

Mr. Burns’ Employment Agreement. Mr. Burns’ employment agreement, dated as of April 22, 2014, provides that he is to serve as our Chief Executive Officer and is eligible to receive an initial base salary of $350,000, subject to periodic adjustments as approved by our board of directors. Mr. Burns is also eligible to receive a performance bonus of up to 100% of his annual base salary with respect to each fiscal year to the extent individual and Company performance objectives approved by our board of directors at the beginning of each fiscal year are achieved.

Mr. Williams’ Employment Agreement. Mr. Williams’ employment agreement, dated as of January 22, 2015 provides that he is to serve as our President and Chief Operating Officer and is eligible to receive an initial base salary of $400,000, subject to periodic adjustments as approved by our board of directors. Mr. Williams is also eligible to receive a performance bonus with a target amount of $350,000, and payable with respect to each fiscal year to the extent individual and Company performance objectives approved by our board of directors at the beginning of each fiscal year are achieved. The initial term of Mr. Williams’ employment agreement was for a period which began as of the effectiveness of the FishNet Security Merger and ending on June 30, 2015. The employment agreement is subject to automatic renewals for additional one year terms on June 30 of each year, unless either party gives notice 30 days prior to such date.

Mr. Shilts’ Employment Agreement. Mr. Shilts’ employment agreement, dated as of January 22, 2015 provides that he is to serve as our Executive Vice President of Services, and is eligible to receive an initial base salary of $270,000, subject to periodic adjustments as approved by our board of directors. Mr. Shilts is also eligible to receive a performance bonus with a target amount of $100,000, and payable with respect to each fiscal year to the extent individual and Company performance objectives approved by our board of directors at the beginning of each fiscal year are achieved.

Each such employment agreement provides for “at-will” employment and may be terminated by us or by the executive officer at any time, and for any reason. If Mr. Burns resigns for “good reason,” or is terminated by us without “cause,” he is entitled to an amount equal to twelve months of his last base salary and performance bonus, paid in equal installments over a 12-month period. If Mr. Williams resigns for any reason, or is terminated by the company without “cause,” he is entitled to an amount equal to twelve months of his base salary at the time of termination, paid in equal installments over a 12-month period, and a pro rata portion of the actual bonus he would have been eligible to receive had he remained employed by the Company, paid at such time that annual bonuses are paid to other senior executives of the Company. If Mr. Shilts resigns with “good reason,” or is terminated by us without “cause,” then he is entitled to an amount equal to twelve months of his base salary at the time of termination, paid in equal installments over a 12-month period. Severance is, in each case, subject to the executive’s execution of, and the effectiveness of, a release of claims.

The employment agreements generally define “cause” as (1) any failure to comply with applicable laws which has a material adverse effect on the company, (2) commission of an intentionally fraudulent act which would reasonably be expected to have a material adverse effect on the Company, (3) commission of a felony or crime of moral turpitude which results in conviction or a plea of nolo contendre, (4) a material breach of any employment agreement or other material agreement which remains uncured for 10 days following notice from the Company, (5) habitual abuse of alcohol or unlawful drugs that interferes with the performance of the executive officer’s responsibilities or (6) a breach of any restrictive covenants entered into with us. The employment agreements define “good reason” as the assignment to the executive officer of duties with significantly less responsibility than those to which the executive officer had been assigned, a material breach by the Company of the employment agreement, a move of the executive officer’s principal office more than 50 miles from its current location, or if a successor to the Company following a change of control does not assume, or is not bound by, the employment agreement. If an executive officer believes events have occurred which would give rise to “good reason”, the executive officer must give written notice to the company within 60 days of such executive officer’s knowledge of such acts or events. If the acts or events remain uncured after a 10-day period from such notice, “good reason” shall exist until the 120th day following the date on which the acts or events first occurred.

Additionally, each such executive officer entered into a Non-Competition Agreement pursuant to which each executive officer has agreed to certain covenants regarding competitive activity, solicitation of clients, and employees for one year following any termination of employment, and covenants regarding non-disparagement at any time during or after the executive officer’s employment. Each executive officer also entered into an agreement regarding confidentiality of proprietary information and intellectual property.

Annual Cash Incentive Compensation

Fiscal 2014 Accuvant and FishNet Security Annual Cash Incentive Awards. In fiscal 2014, Mr. Burns participated in the Accuvant ELT Plan and Messrs. Williams and Shilts participated in the FishNet Security Executive Bonus Plan. Pursuant to these annual cash incentive plans, each of the NEOs was eligible to receive an annual cash incentive award based on the achievement of EBITDA performance.

Prior to the Accuvant/Blackstone Transaction, with respect to the first half of fiscal 2014, Mr. Burns participated in an Accuvant annual cash incentive plan, based on certain individual performance goals tied to leadership and strategic growth initiatives communicated to him. Following the Accuvant/Blackstone Transaction Mr. Burns participated in the Accuvant ELT Plan.

Under the Accuvant ELT Plan, Mr. Burns’ target bonus was 100% of his base salary at year-end. Mr. Burns’ actual fiscal 2014 annual cash incentive awards were determined by multiplying his target bonus amount by the EBITDA payout percentage. The EBITDA payout percentage was determined by calculating Accuvant’s actual EBITDA achievement against the target amount based on the pre-established scale. For fiscal 2014, actual EBITDA had to exceed 94% of target in order for there to be any payout. Actual EBITDA achievement at 96% of target resulted in a payout percentage of 50%, achievement of target EBITDA resulted in a payout percentage of 83% and actual EBITDA achievement at 117% resulted in a maximum payout percentage of 200%. Based on Accuvant’s actual EBITDA for fiscal 2014, the payout percentage was 100% for the first half of 2014 and 200% for the second half of 2014, which resulted in an annual cash incentive award of $525,000 for Mr. Burns.

Under the FishNet Security 2014 Executive Bonus Plan, Messrs. Williams and Shilts had annual target bonus opportunities of $156,463 and $38,100, respectively. Actual fiscal 2014 annual cash incentive awards were determined by calculating FishNet Security’s actual consolidated EBITDA against the target amount based on the pre-established scale. For fiscal year 2014, actual consolidated EBITDA had to exceed 87.5% of target in order for there to be any payout. Actual consolidated EBITDA achievement of 87.5% target resulted in a payout percentage of 50% and the payout percentages increased on a linear basis to 100% if FishNet Security achieved target consolidated EBITDA. If actual consolidated EBITDA exceeded target, 30% of the excess was allocated to an over performance bonus pool to be shared with each member of the corporate bonus program, proportionate to their annual opportunity. For fiscal 2014, Messrs. Williams and Shilts were allocated 20.3% and 5% of any over performance bonus pool. Based on FishNet Security’s actual consolidated EBITDA for fiscal 2014, the base target bonus opportunity was achieved and an additional $3.26 million was allocated to the over performance bonus pool. The FishNet Security board of directors approved bonuses from the over performance bonus pool for Messrs. Williams and Shilts based on their respective allocations, which resulted in aggregate annual cash incentive awards of $820,148 and $199,713 for each of Messrs. Williams and Shilts, respectively.

Fiscal 2014 FishNet Security Quarterly Bonus Opportunity. In addition to the annual bonus opportunity, in fiscal 2014, Mr. Shilts was also eligible to participate in the FishNet Security quarterly bonus opportunity. Mr. Shilts’s target quarterly bonus opportunity was $6,350 per quarter. The quarterly bonus opportunity was based on

FishNet Security’s achievement of quarterly consolidated services gross profit relative to budget. Services gross profit was calculated in a manner consistent with FishNet Security’s accounting policy and GAAP. For purposes of this bonus calculation, consolidated services gross profit included all service lines of business, including consulting, managed services, support and training. For fiscal 2014, actual services gross profit had to exceed 85% of budget in order for there to be any payout. At 85% of budget the payout percentage started at 70% and increased on a linear basis to 100% if FishNet Security achieved the budgeted services gross profit amount. Each quarterly bonus was calculated independently and there was no catch-up provision to recover lost bonus opportunity from previous quarters. Additionally, Mr. Shilts was eligible to receive additional compensation if FishNet Security exceeded its quarterly services gross profit target. Mr. Shilts’s over performance bonus was to be calculated by multiplying the percentage of overachievement by two and then multiplying that amount by his quarterly bonus opportunity. For example, if FishNet Security were to achieve 110% of its quarterly gross profit target, then Mr. Shilts would receive an additional over performance bonus payment equal to $1,270 (10% overachievement x 2 x $6,350 = $1,270). Based on FishNet Security’s actual fiscal 2014 quarterly services gross profit results, Mr. Shilts was awarded quarterly bonus payouts of $32,979 in the aggregate.

Fiscal 2015 Optiv ELT Bonus Plan. For fiscal 2015, our executive leadership team, including each of our named executive officers, will participate in the Optiv ELT Bonus Plan. Payouts under the Optiv ELT Bonus Plan will be tied to our overall EBITDA performance and a combination of individual financial and/or strategic goals appropriate for each position. Achievement of the financial and performance goals for the first half of fiscal 2015 will account for 25% of the annual bonus target and achievement of the financial and performance goals for the second half of fiscal 2015 will account for 75% of the annual bonus target. Our compensation committee will have the ability to exercise positive or negative discretion and award a greater or lesser amount to our named executive officers than the amount determined by the annual cash incentive award formula if, in the exercise of its business judgment, our compensation committee determines that a greater or lesser amount was warranted under the circumstances.

Long-Term Incentives

The FishNet Security Merger, which formed Optiv, was completed on January 28, 2015. Therefore, as of December 31, 2014, there were no outstanding Optiv equity awards. In connection with the FishNet Security Merger, Mr. Burns’ outstanding Accuvant options were rolled into options to purchase 36.24372 shares of Optiv common stock with substantially similar terms as his original awards. A portion of the outstanding vested FishNet Security options held by Mr. Williams were rolled into options to purchase 2.50026 shares of Optiv common stock and the remainder were cashed out, as were all of Mr. Shilts’ vested FishNet Security options. Following the FishNet Security Merger, Messrs. Williams and Shilts were granted new options to purchase 15.501510 and 6.693718 shares of Optiv common stock, respectively. All outstanding Optiv options have been granted pursuant to our 2014 Accuvant Holdings Corporation Stock Incentive Plan (the “2014 Incentive Plan”). In addition, the NEOs and other members of management have been provided the opportunity to invest in, and have invested in, our common stock.

Generally, 30% of the stock options vest with the passage of time (“time-vesting options”) and the remaining 70% vest when and to the extent certain investment returns are achieved by Blackstone and its affiliated investors (“exit-vesting options”).

Time-vesting options issued to employees generally vest with respect to 20% of the shares subject to the time-vesting option on each of the first five anniversaries of the date of grant, subject to the option holder’s continued employment through the applicable vesting date. The time-vesting options become fully vested and exercisable upon a change in control, subject to the option holder’s continued employment through the date of the change in control. If the option holder’s employment terminates other than as a result of a “qualifying termination” (as described below), any of the time-vesting options that are unvested at the time of such termination will be cancelled as of such date.

Exit-vesting options vest when and to the extent certain investment returns are achieved by the Company’s Blackstone-affiliated investors, subject to the option holder’s continued employment through the applicable vesting date. Exit-vesting options are divided into three tiers.

•	Approximately 31.5% of the exit-vesting options are Tier I options. The Tier I options will become vested and exercisable on the date, if any, when Blackstone and its affiliated investors have received cash proceeds in respect of their investment in the equity securities of the company (which we refer to as “eligible cash proceeds”) in an amount necessary to ensure both (a) a return equal to a 2.0 multiple on its cumulative invested capital (“MOIC”) in the Company’s equity securities and (b) an annual internal rate of return (“IRR”) of at least 15% on its cumulative invested capital.

•	Approximately 31.5% of the exit-vesting options are Tier II options. Tier II options will become vested and exercisable on the date, if any, when the eligible cash proceeds are sufficient to ensure both (a) a return equal to a 3.0 MOIC and (b) an IRR of at least 25% on its cumulative invested capital.

•	Approximately 37.0% of the exit-vesting options are Tier III options. The Tier III options will become vested and exercisable on the date, if any, when the eligible cash proceeds are sufficient to ensure both (a) a return equal to a 4.0 MOIC and (b) an IRR of at least 30% on its cumulative invested capital.

If, prior to April 22, 2016, Blackstone receives eligible cash proceeds in an amount necessary to satisfy the IRR hurdle applicable to any of the Tier I, Tier II, or Tier III options, the applicable MOIC hurdle will be deemed satisfied as well and that tier of exit-vesting options will become vested and exercisable. In addition, the Tier I, Tier II and Tier III options will become vested upon a change in control to the extent the applicable MOIC and IRR hurdles are achieved. Any exit-vesting options which do not vest upon a change in control, and are not assumed by the surviving corporation, will be canceled upon the change in control.

Unvested time-vesting options and exit-vesting options are generally forfeited upon termination of employment by the option holder. However, in the event of a qualifying termination, any unvested time-vesting options will remain outstanding and eligible to vest for 18 months (the “extension period”) following the qualifying termination. In addition, the exit-vesting options will remain outstanding and eligible to vest during the extension period if the applicable MOIC and IRR hurdles are achieved. Any time-vesting options and exit-vesting options which remain unvested following the last day of the extension period are cancelled as of such date. For purposes of the time-vesting options and the exit-vesting options, a “qualifying termination” is a termination of employment by the company without cause, a termination by the company following the option holder’s death or disability, a resignation by the option holder with good reason, or upon an eligible retirement of the option holder. For our named executive officers, “cause” and “good reason” have the same meanings as set forth in their employment agreements. In the event of a qualifying termination, any vested time-vesting and exit-vesting options will remain outstanding and exercisable until the earlier of 18 months following termination (or, if later, 18 months following the applicable vesting date) and the option expiration date.

Outstanding Equity Awards at 2014 Fiscal Year-End

As of December 31, 2014, there were no outstanding Optiv equity awards. See “Long-Term Incentives” above for a description of the option awards currently held by our NEOs.

Optiv Inc. 2016 Omnibus Incentive Plan

In connection with this offering, our board of directors expects to adopt, and our stockholders expect to approve, the 2016 Omnibus Incentive Plan prior to the completion of the offering.

Purpose

The purpose of our 2016 Omnibus Incentive Plan is to provide a means through which we may attract and retain key personnel and whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Administration

Our 2016 Omnibus Incentive Plan will be administered by the compensation committee of our board of directors, or if no such compensation committee or subcommittee thereof exists, our board of directors (as applicable, the “Committee”). The Committee has the sole and plenary authority to designate participants and establish the types, terms and conditions of any award, consistent with the provisions of our 2016 Omnibus Incentive Plan. The Committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in our 2016 Omnibus Incentive Plan and any instrument or agreement relating to, or any award granted under, our 2016 Omnibus Incentive Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee deems appropriate for the proper administration of our 2016 Omnibus Incentive Plan; and to make any other determination and take any other action that the Committee deems necessary or desirable for the administration of our 2016 Omnibus Incentive Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which our securities are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of our 2016 Omnibus Incentive Plan. Any such allocation or delegation may be revoked by the Committee at any time. Unless otherwise expressly provided in our 2016 Omnibus Incentive Plan, all designations, determinations, interpretations, and other decisions under or with respect to our 2016 Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to our 2016 Omnibus Incentive Plan are within the sole discretion of the Committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of our stockholders.

Shares Subject to our 2016 Omnibus Incentive Plan

Our 2016 Omnibus Incentive Plan provides that the total number of shares of common stock that may be issued under our 2016 Omnibus Incentive Plan is             . Of this amount, the maximum number of shares for which incentive stock options may be granted is             ; the maximum number of shares for which options or stock appreciation rights may be granted to any individual participant during any single fiscal year is             ; the maximum number of shares for which performance compensation awards denominated in shares may be granted to any individual participant in respect of a single fiscal year is              (or if any such awards are settled in cash, the maximum amount may not exceed the fair market value of such shares on the last day of the performance period to which such award relates); the maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, will not exceed $             in total value; and the maximum amount that may be paid to any individual participant for a single fiscal year under a performance compensation award denominated in cash is $            . Except for substitute awards (as described below), in the event any award expires or is canceled, forfeited, terminated, lapses, or otherwise settled without the delivery of the full number of shares subject to such award, including as a result of net settlement of the award or as a result of the award being settled in cash, the undelivered shares may be granted again under our 2016 Omnibus Incentive Plan, unless the shares are surrendered after the termination of our 2016 Omnibus Incentive Plan, and only if stockholder approval is not required under the then-applicable rules of the exchange on which the shares of common stock are listed. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine (referred to as “substitute awards”), and such substitute awards will not be counted against the total number of shares that may be issued under our 2016 Omnibus Incentive Plan, except that substitute awards intended to qualify as “incentive stock options” will count against the limit on incentive stock options described above. No award may be granted under our 2016 Omnibus Incentive Plan after the tenth anniversary of the effective date of the plan, but awards theretofore granted may extend beyond that date.

Options

The Committee may grant non-qualified stock options and incentive stock options, under our 2016 Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our 2016

Omnibus Incentive Plan; provided, that all stock options granted under our 2016 Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date such stock options are granted (other than in the case of options that are substitute awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under our 2016 Omnibus Incentive Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of common stock is prohibited by our insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which a stock option is exercised may be paid to us, to the extent permitted by law, (i) in cash or its equivalent at the time the stock option is exercised; (ii) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Committee; or (iii) by such other method as the Committee may permit in its sole discretion, including, without limitation, (A) in other property having a fair market value on the date of exercise equal to the exercise price, (B) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased or (C) through a “net exercise” procedure effected by withholding the minimum number of shares needed to pay the exercise price and all applicable required withholding taxes. Any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights

The Committee may grant stock appreciation rights, with terms and conditions determined by the Committee that are not inconsistent with our 2016 Omnibus Incentive Plan. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, shares or a combination of cash and shares, as determined by the Committee) equal to the product of (i) the excess of (A) the fair market value on the exercise date of one share of common stock, over (B) the strike price per share, times (ii) the number of shares of common stock covered by the stock appreciation right. The strike price per share of a stock appreciation right will be determined by the Committee at the time of grant but in no event may such amount be less than the fair market value of a share of common stock on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards).

Restricted Shares and Restricted Stock Units

The Committee may grant restricted shares of our common stock or restricted stock units, representing the right to receive, upon the expiration of the applicable restricted period, one share of common stock for each restricted stock unit, or, in the sole discretion of the Committee, the cash value thereof (or any combination thereof). As to restricted shares of our common stock, subject to the other provisions of our 2016 Omnibus Incentive Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares of common stock and to receive dividends payable on such restricted shares (except, that if the lapsing of restrictions with respect to such restricted shares of common stock is contingent on satisfaction of performance conditions other than, or in addition to, the passage of time, any dividends payable on such restricted shares of common stock will be retained, and delivered without interest to the holder of such shares when the restrictions on such shares lapse). To the extent provided in the applicable award agreement, the holder of outstanding restricted stock units will be entitled to be credited with dividend equivalent payments (upon the payment by us of dividends on shares of common stock) either in cash or, at the sole discretion of the Committee, in shares of common stock having a value equal to the amount of such dividends (and interest may, at the sole discretion of the Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Committee), which will be payable at the same time as the underlying restricted stock units are settled following the release of restrictions on such restricted stock units.

Other Equity-Based Awards and Other Cash-Based Awards

The Committee may grant other equity-based awards, including unrestricted common stock, rights to receive grants of awards at a future date, or other awards denominated in shares of common stock (including, without limitation, performance shares or performance units), and cash-based awards under our 2016 Omnibus Incentive Plan. Any other equity-based award or cash-based award will have terms and conditions determined by the Committee that are not inconsistent with our 2016 Omnibus Incentive Plan.

Performance Compensation Awards

The Committee may also designate any award, including a cash-based award, as a “performance compensation award” intended to qualify as “performance-based compensation” under Section 162(m) of the Code. The Committee has the sole discretion to select the length of any applicable performance periods, the types of performance compensation awards to be issued, the applicable performance criteria and performance goals, and the kinds and/or levels of performance goals that are to apply. The performance criteria that will be used to establish the performance goals may be based on the attainment of specific levels of our performance (and/or one or more affiliates, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing) and are limited to the criteria specified in the 2016 Omnibus Incentive Plan. Any one or more of the performance criteria may be stated as a percentage of another performance criteria, or used on an absolute or relative basis to measure our performance as a whole or any of our divisions or operational and/or business units, product lines, brands, business segments, administrative departments or any combination thereof as the Committee may deem appropriate, or any of the above performance criteria may be compared to the performance of a group of comparison companies or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. Unless otherwise determined by the Committee at the time a performance compensation award is granted, the Committee will, during the first 90 days of a performance period (or, within any other maximum period allowed under Section 162(m) of the Code), or at any time thereafter to the extent the exercise of such authority at such time would not cause the performance compensation awards granted to any participant for such performance period to fail to qualify as “performance-based compensation” under Section 162(m) of the Code, specify adjustments or modifications to be made to the calculation of a performance goal for such performance period, based on and in order to appropriately reflect the following events: (1) asset write-downs; (2) litigation or claims, judgments or settlements; (3) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (4) any reorganization and restructuring programs; (5) acquisitions or divestitures; (6) any other specific, unusual or nonrecurring events, or objectively determinable category thereof; (7) foreign exchange gains and losses; (8) discontinued operations and nonrecurring charges; or (9) a change in our fiscal year.

Following the completion of a performance period, the Committee will review and certify in writing whether, and to what extent, the performance goals for the performance period have been achieved and, if so, calculate and certify in writing that amount of the performance compensation awards earned for the period based upon the performance formula. In determining the actual amount of an individual participant’s performance compensation award for a performance period, the Committee has the discretion to reduce or eliminate the amount of the performance compensation award consistent with Section 162(m) of the Code. Unless otherwise provided in the applicable award agreement, the Committee does not have the discretion to (A) grant or provide payment in respect of performance compensation awards for a performance period if the performance goals for such performance period have not been attained; or (B) increase a performance compensation award above the applicable limitations set forth in the 2016 Omnibus Incentive Plan.

Effect of Certain Events on 2016 Omnibus Incentive Plan and Awards

In the event of (a) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of our shares of common stock or other securities, issuance of warrants or other rights to acquire our shares of common stock or other securities, or other similar corporate transaction or event that affects the shares of common stock (including, without limitation, a change in control, as defined in our 2016 Omnibus Incentive Plan), or (b) unusual or nonrecurring events affecting the company, including changes in applicable rules, rulings, regulations or other requirements that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (an “adjustment event”) the Committee shall, in respect of any such adjustment event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of: (i) the share limits applicable under our 2016 Omnibus Incentive Plan with respect to the number of awards which may be granted thereunder; (ii) the number of our shares of common stock or other securities which may be issued in respect of awards or with respect to which awards may be granted under our 2016 Omnibus Incentive Plan and (iii) the terms of any outstanding award, including, without limitation, (A) the number of shares of common stock or other securities subject to outstanding awards or to which outstanding awards relate (with any increase requiring the approval of our board of directors), (B) the exercise price or strike price with respect to any award or (C) any applicable performance measures.

In connection with an adjustment event, in addition to the foregoing the committee may, in its sole discretion, provide for (i) a substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of, awards or a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (ii) cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including any awards that would vest as a result of the occurrence of such event but for such cancellation or for which vesting is accelerated by the committee in connection with such event), the value of such awards, if any, as determined by the Committee (which if applicable may be based upon the price per share of common stock received or to be received by other stockholders in such event), including, without limitation, in the case of options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price or strike price thereof. The Committee may cancel any stock option or stock appreciation right for no consideration if the fair market value of the shares subject to such option or stock appreciation right is less than or equal to the aggregate exercise price or strike price of such stock option or stock appreciation right.

Amendment and Termination

Our board of directors may amend, alter, suspend, discontinue, or terminate our 2016 Omnibus Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuation or termination may be made without stockholder approval if: (i) such approval is necessary to comply with any regulatory requirement applicable to our 2016 Omnibus Incentive Plan or for changes in GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under our 2016 Omnibus Incentive Plan (except for adjustments in connection with certain corporate events) or (iii) it would materially modify the requirements for participation in our 2016 Omnibus Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not, to that extent, be effective without such individual’s consent.

The Committee may also, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively, subject to the consent of the affected participant if any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination would materially and adversely affect the rights of any participant with respect to such award; provided, that without stockholder approval, except as otherwise permitted in our 2016 Omnibus Incentive Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right; (ii) the Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the intrinsic value (if any) of the cancelled option or stock appreciation right; and (iii) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Nontransferability of Awards

An award will not be transferable or assignable by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any affiliate. However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Dividends and Dividend Equivalents

The Committee may, in its sole discretion, provide part of an award with dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee in its sole discretion; provided, that no dividends or dividend equivalents will be payable in respect of outstanding (i) options or stock appreciation rights or (ii) unearned performance compensation awards or other unearned awards subject to performance conditions (other than or in addition to the passage of time) (although dividends or dividend equivalents may be accumulated in respect of unearned awards and paid within 15 days after such awards are earned and become payable or distributable).

Clawback/Repayment

All awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with: (i) any clawback, forfeiture or other similar policy adopted by the Board or the Committee and as in effect from time to time; and (ii) applicable law. The Committee may also provide in an award agreement that if the participant otherwise has engaged in or engages in any “detrimental activity” (as defined in the 2016 Omnibus Incentive Plan and as determined by the committee), the committee may provide for cancellation of any or all of a participant’s outstanding awards, and/or forfeiture of any gain realized on the vesting or exercise of awards, and must repay the gain to the Company.

2014 Accuvant Holdings Corporation Stock Incentive Plan

In connection with the Accuvant/Blackstone Transaction, we adopted the 2014 Accuvant Holdings Corporation Stock Incentive Plan (the “2014 Stock Incentive Plan”).

Following the offering, we will no longer grant equity-based awards under the 2014 Stock Incentive Plan; however, any outstanding stock options granted under the 2014 Stock Incentive Plan prior to the offering will remain outstanding in accordance with the terms of the 2014 Stock Incentive Plan. New equity-based awards will be granted under the 2016 Omnibus Incentive Plan, which we intend to adopt in connection with this offering. The following description sets forth the material terms of the 2014 Stock Incentive Plan, which is incorporated herein by reference.

General Information

The purpose of the 2014 Stock Incentive Plan is to aid us and our affiliates in recruiting and retaining key employees, directors, other service providers, or independent contractors and to motivate such employees, directors, other service providers, or independent contractors to exert their best efforts on behalf of us and our affiliates by providing incentives through the granting of awards. We expect that we will benefit from the added interest which such key employees, directors, other service providers, or independent contractors will have in our welfare as a result of their proprietary interest in our success.

Administration

The 2014 Stock Incentive Plan is administered by the compensation committee of our board of directors, or such other committee of our board of directors (including, without limitation, our full board of directors) to which our board of directors has delegated power to act under or pursuant to the provisions of the 2014 Stock Incentive Plan (the “2014 Plan Committee”), which may delegate its duties and powers in whole or in part to any subcommittee of the 2014 Plan Committee. In addition, the 2014 Plan Committee may delegate the authority to grant awards under the 2014 Stock Incentive Plan to any employee or group of our or any of our affiliates’ employees; provided that such delegation and grants are consistent with applicable law and guidelines established by our board of directors from time to time. Awards may, in the discretion of the 2014 Plan Committee, be made under the 2014 Stock Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by us or any of our affiliates or a company acquired by us or with which we combine. The 2014 Plan Committee is authorized to interpret the 2014 Stock Incentive Plan, to establish, amend and rescind any rules and regulations relating to the 2014 Stock Incentive Plan, and to make any other determinations that it deems necessary or desirable for the administration of the 2014 Stock Incentive Plan. The 2014 Plan Committee may correct any defect or supply any omission or reconcile any inconsistency in the 2014 Stock Incentive Plan in the manner and to the extent the 2014 Plan Committee deems necessary or desirable. Any decision of the 2014 Plan Committee in the interpretation and administration of the 2014 Stock Incentive Plan lies within its sole and absolute discretion and will be final, conclusive and binding on all parties concerned (including, but not limited to, participants under the 2014 Stock Incentive Plan and their beneficiaries or successors). The 2014 Plan Committee has the full power and authority to establish the terms and conditions of any award issued pursuant to the 2014 Stock Incentive Plan, consistent with the provisions of the 2014 Stock Incentive Plan, and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions). The 2014 Plan Committee will require payment of any amount it may determine to be necessary to withhold for federal, state, local or other taxes as a result of the exercise, grant or vesting of an award issued pursuant to the 2014 Stock Incentive Plan, and we or our affiliates will have the right and are authorized to withhold any applicable withholding taxes with respect to any award issued pursuant to the 2014 Stock Incentive Plan, its exercise, or any payment or transfer under or with respect to such award and to take such other action as may be necessary in the opinion of the 2014 Plan Committee to satisfy all obligations for the payment of such withholding taxes. Unless the 2014 Plan Committee specifies otherwise, the participant may elect to pay a portion or all of such withholding taxes by (a) delivery in shares or (b) having shares withheld by us from any shares that would have otherwise been received by the participant.

Eligibility

The 2014 Stock Incentive Plan permits the grant of stock options, stock appreciation rights, or certain other stock-based awards such as restricted stock, restricted stock units, performance shares, common stock, performance units, or cash settled awards to our and our affiliates’ employees, directors, other service providers, or independent contractors. Participants are selected from time to time by the 2014 Plan Committee, in its sole discretion, from among those eligible to participate in the 2014 Stock Incentive Plan.

Stock Subject to the 2014 Stock Incentive Plan

Subject to adjustment as discussed below, a maximum of 343.51418 shares of our common stock may be issued pursuant to awards under the 2014 Stock Incentive Plan, plus any shares of common stock purchased for fair market value under a share purchase program. The issuance of shares or the payment of cash upon the exercise of an award or in consideration of the cancellation or termination of an award will reduce the total number of shares available under the 2014 Stock Incentive Plan, as applicable. Shares which are subject to awards or portions of awards which are forfeited without being exercised or terminate or lapse without the payment of consideration may be granted again under the 2014 Stock Incentive Plan. No award may be granted under the 2014 Stock Incentive Plan after the tenth anniversary of the effective date of the 2014 Stock Incentive Plan, but awards granted prior to such date may extend beyond that date. As of June 30, 2015, options in respect of an aggregate of 294.30015 shares were outstanding under the 2014 Stock Incentive Plan.

Options

Options granted under the 2014 Stock Incentive Plan will be non-qualified stock options, and will be subject to the foregoing and the following terms and conditions and to such other terms and conditions that are not inconsistent therewith, as the 2014 Plan Committee determines:

(1) Price. The option price per share will be determined by the 2014 Plan Committee, but will not be less than 100% of the Fair Market Value of a share on the date an option is granted to a participant who is a U.S. taxpayer (other than in the case of options granted in substitution of previously granted awards).

(2) Exercisability. Options granted under the 2014 Stock Incentive Plan will be exercisable at such time and upon such terms and conditions as may be determined by the 2014 Plan Committee, but in no event will an option be exercisable more than ten years after the date it is granted.

(3) Exercise of Options. Except as otherwise provided in the 2014 Stock Incentive Plan or in an award agreement, an option may be exercised for all, or from time to time any part, of the shares for which it is then exercisable. The purchase price for the shares underlying the option being exercised will be paid to us (1) in cash or its equivalent (including, if permitted by the 2014 Plan Committee, a full-recourse promissory note), (2) to the extent permitted by the 2014 Plan Committee in its sole discretion, in shares having a Fair Market Value equal to the aggregate exercise price for the shares being purchased and satisfying such other requirements as may be imposed by the 2014 Plan Committee, provided that such shares have been held for any period as established from time to time by the 2014 Plan Committee to avoid adverse accounting treatment applying generally accepted accounting principles, (3) to the extent permitted by the 2014 Plan Committee in its sole discretion, partly in cash and partly in such shares, (4) if there is a public market for the shares at such time, to the extent permitted by the 2014 Plan Committee and subject to such rules as may be established by the 2014 Plan Committee in its sole discretion, through the delivery of irrevocable instructions to a broker to sell shares obtained upon the exercise of the option and to deliver promptly to us an amount out of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased, or (5) to the extent permitted by the 2014 Plan Committee in its sole discretion, using a net settlement mechanism whereby the number of shares delivered upon the exercise of the option will be reduced by a number of shares that has a Fair Market Value equal to the exercise price, provided that the participant tenders cash or its equivalent to pay any applicable withholding taxes (unless otherwise permitted by the Committee). Unless otherwise expressly provided in the applicable award agreement, no participant has any rights to dividends or other rights of a stockholder with respect to shares subject to an option until the participant has given written notice of exercise of the option, paid in full for such shares and, if applicable, has satisfied any other conditions imposed by the 2014 Plan Committee pursuant to the 2014 Stock Incentive Plan.

Stock Appreciation Rights

The 2014 Plan Committee may grant (1) a stock appreciation right independent of an option or (2) a stock appreciation right in connection with an option, or a portion thereof. The exercise price per share of a stock appreciation right will be an amount determined by the 2014 Plan Committee but in no event will such amount be less than the Fair Market Value of a share on the date the stock appreciation right is granted to a participant who is a U.S. taxpayer (other than in the case of stock appreciation rights granted in substitution of previously granted awards); provided, however, that in the case of a stock appreciation right granted in conjunction with an option, or a portion thereof, the exercise price may not be less than the exercise price of the related option. Each stock appreciation right granted independent of an option will entitle a participant upon exercise to an amount equal to the excess of the Fair Market Value of one share on the exercise date over the exercise price per share, multiplied by the number of shares covered by the stock appreciation right. The 2014 Plan Committee may impose, in its discretion, such conditions upon the exercisability or transferability of stock appreciation rights as it may deem fit, but in no event will a stock appreciation right be exercisable more than ten years after the date it is granted.

Other Stock-Based Awards

The 2014 Plan Committee, in its sole discretion, may grant or sell awards of shares, awards of restricted shares and awards that are valued in whole or in part by reference to, or are otherwise based on the Fair Market Value of, shares (“Other Stock-Based Awards”). Such Other Stock-Based Awards will be in such form, and dependent on such conditions, as the 2014 Plan Committee determines, including, without limitation, the right to receive, or vest with respect to, one or more shares (or the equivalent cash value of such shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Other Stock-Based Awards may be granted alone or in addition to any other awards granted under the 2014 Stock Incentive Plan. Subject to the provisions of the 2014 Stock Incentive Plan, the 2014 Plan Committee determines to whom and when Other Stock-Based Awards will be made, the number of shares to be awarded under (or otherwise related to) such Other Stock-Based Awards, whether such Other Stock-Based Awards will be settled in cash, shares or a combination of cash and shares, and all other terms and conditions of such awards (including, without limitation, the vesting provisions thereof and provisions ensuring that all shares so awarded and issued will be fully paid and non-assessable).

Adjustments

In the event of any change in the outstanding shares due to a share distribution or split, recapitalization, reclassification, rights offering, split-up or spin-off or any other event that constitutes an “equity restructuring” within the meaning of Statement of Financial Accounting Standards ASC Topic 718, the 2014 Plan Committee shall make such adjustments to the 2014 Stock Incentive Plan and outstanding awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such event or transaction. Actions by the 2014 Plan Committee may include: (i) adjustment of the number and kind of shares that may be delivered under such adjustments to the 2014 Stock Incentive Plan, (ii) adjustment of the number and kind of shares subject to outstanding awards, (iii) adjustment of the exercise price of outstanding awards or the measure to be used to determine the amount of the benefit payable on an award, and (iv) any other adjustments that the 2014 Plan Committee determines to be equitable.

In the event of any change in the outstanding shares by reason of any reorganization, merger, consolidation, combination, or repurchase or exchange of shares or other securities of the company, issuance of warrants or other rights to purchase shares, or other similar corporate transaction or event that affects the shares such that an adjustment is determined by the 2014 Plan Committee in its discretion to be appropriate or desirable, the 2014 Plan Committee, in its sole discretion and without liability to any person, will make such substitution or adjustment, if any, as it deems to be equitable (to the extent permissible under Section 409A of the Code), as to (1) the number or kind of shares or other securities issued or reserved for issuance pursuant to the 2014 Stock Incentive Plan or pursuant to outstanding awards, (2) the terms of any award (including the number of shares subject to outstanding awards and the option price or exercise price of any award) and/or (3) any other affected terms of such awards.

Change of Control

Under the 2014 Stock Incentive Plan, a change of control means (i) the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of the company and its subsidiaries, as a whole, other than to Blackstone or any of its affiliates or (ii) any person or group, other than Blackstone or any of its affiliates, is or becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of the voting equity of the company, including by way of merger, consolidation or otherwise.

In the event of a change of control, (1) if determined by the 2014 Plan Committee in the applicable award agreement or otherwise, any outstanding awards issued pursuant to the 2014 Stock Incentive Plan then held by participants which are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such change of control and (2) the 2014 Plan Committee may, but will not be obligated to, to the extent permissible under Section 409A of the Code, (A) accelerate, vest or cause the restrictions to lapse with respect to all or any portion of an award, (B) cancel such awards for fair value (as determined in the sole discretion of the 2014 Plan Committee) which, in the case of options and stock appreciation rights, may equal the excess, if any, of value of the consideration to be paid in the change of control transaction to holders of the same number of shares subject to such options or stock appreciation rights (or, if no consideration is paid in any such transaction, the Fair Market Value of the shares subject to such options or stock appreciation rights) over the aggregate exercise price of such options or stock appreciation rights, (C) provide for the issuance, assumption, or replacement of such substitute awards that will substantially preserve the otherwise applicable terms of any affected award previously granted under the 2014 Stock Incentive Plan as determined by the 2014 Plan Committee in its sole discretion, or (D) provide that for a period of at least seven days prior to the change of control, such awards will be exercisable, to the extent applicable, as to all shares subject thereto and the 2014 Plan Committee may further provide that upon the occurrence of the change of control, such awards will terminate and be of no further force and effect.

Non-Transferability

Unless otherwise provided in an award agreement or the 2014 Incentive Plan, an award may not be sold, exchanged, transferred, assigned, pledged, hypothecated or otherwise disposed of or hedged in any matter, whether voluntarily or involuntarily. An award issued pursuant to the 2014 Stock Incentive Plan exercisable after the death of a participant may be exercised by the legatees, personal representatives or distributees of the participant.

Amendment and Termination

Our board of directors may amend, alter or discontinue the 2014 Stock Incentive Plan, but no amendment, alteration or discontinuation can be made, (a) after shares of the company become publicly traded, without the approval of our stockholders, if such action would (except as is provided in the adjustment provisions under the 2014 Stock Incentive Plan, discussed above), increase the total number of shares reserved for purposes of the 2014 Stock Incentive Plan or (b) without the consent of participants holding a majority of the economic interests of the affected participants, if such action would materially diminish the rights of such participants under any award granted prior to such date to such participant under the 2014 Stock Incentive Plan; provided, however, that the 2014 Plan Committee may amend (i) the 2014 Stock Incentive Plan in such a manner as it deems necessary to permit the granting of awards meeting the requirements of the Code or other applicable laws (including, without limitation, to avoid adverse tax consequences to us or to participants), and (ii) amend any outstanding awards in a manner that is not adverse (other than in a de minimis manner) to a participant without the participant’s consent.

No Right to Employment

The granting of an award under the 2014 Stock Incentive Plan imposes no obligation on us or any of our affiliates to continue the employment of a participant and does not lessen or affect our or our affiliate’s right to terminate the employment of such participant.

Director Compensation

Director Compensation for Fiscal 2014

The following table provides summary information concerning the compensation of our non-employee directors (other than directors who are employed by our Sponsors)) for fiscal 2014. Our employee directors and Sponsor-affiliated directors receive no additional compensation for serving on the board of directors. The compensation paid to Mr. Burns, our Chief Executive Officer, is presented in the Summary Compensation Table and the related explanatory tables. Mr. Hoffman who is an executive officer, but is not a named executive officer, does not receive any additional compensation for services provided as a director and, as a result, is not listed in the table below.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)	All Other Compensation ($)(3)	Total ($)
Gary B. Appel	—	—	—	—
Gregory R. Blank	—	—	—	—
Martin J. Brand	—	—	—	—
John F. Cassidy	133,333	—	—	133,333
Kurt A. Freyberger(2)	—	—	—	—
David L. Johnson	—	—	—	—
Jay A. Leek	—	—	—	—
Stuart C. McClure	50,000	—	—	50,000
Anushka M. Sunder	—	—	—	—
John J. Tracy(2)	—	—	—	—
Frank M. Young	—	—	—	—
Dario Zamarian	50,000	—	54,525	104,525

(1)	Amounts reported in the column reflect a pro-rated annual retainer fee paid to Messrs. Cassidy, McClure and Zamarian for service commencing on May 1, 2014.
(2)	Messrs. Freyberger and Tracy were appointed to our board of directors in fiscal 2015 and therefore did not receive any compensation from us during fiscal 2014.
(3)	On November 3, 2014, we entered into a consulting agreement with Mr. Zamarian to advise our management team for a fee of $3,500 per week. Amount reported reflects amounts paid to Mr. Zamarian in fiscal 2014 pursuant to the consulting agreement.

Description of Director Compensation

This section contains a description of the material terms of our compensation arrangements for Messrs. Cassidy, Freyberger, McClure, Tracy and Zamarian. As noted above, as employees of our Sponsors, Messrs. Appel, Blank, Brand, Johnson, Leek, Sunder and Young do not receive any compensation from us for their services on our board of directors. All of our directors, including the directors employed by our Sponsors, are reimbursed for reasonable out-of-pocket expenses they incur in connection with their service as directors. Each of Messrs. Cassidy, Freyberger, McClure, Tracy and Zamarian is entitled to receive an annual cash retainer of $75,000 payable on a quarterly basis, in arrears. Mr. Cassidy is also entitled to receive an additional $150,000 for serving as Chairman of our board of directors.

Fiscal 2015 Director Compensation

On September 23, 2015, we granted Mr. Cassidy a long-term cash incentive award with an aggregate value equal to $325,000 that vests in three substantially equal installments on the first, second and third anniversaries of December 31, 2015, subject to his continued provision of services. Mr. Cassidy’s long-term cash incentive awards will also become fully vested upon a change in control. Each vested portion of the long-term incentive award is paid to Mr. Cassidy within 30 days of the applicable vesting date.

In September 2015, Mr. Zamarian’s consulting agreement with us was supplemented with an additional project to provide services to the management team with respect to preparation for this offering and strategic planning. The additional project is expected to last approximately ten weeks for which Mr. Zamarian will be paid $25,000 per week, with total payments not to exceed $250,000, plus reasonable travel expenses incurred.

In fiscal 2015, as part of their director compensation, Messrs. McClure, Tracy and Zamarian were each granted options to purchase 1.418583 shares of Optiv common stock, Mr. Freyberger was granted an option to purchase 2.073402 shares of Optiv common stock and Mr. Cassidy was granted an option to purchase 5.67412 shares of Optiv common stock. 100% of the options are time-vesting options, and they will ordinarily become vested and exercisable in five substantially equal installments on each of the first five anniversaries of the grant date, subject to continued provision of services. The options will also become fully vested upon a change in control. Any part of a director’s option award that is not vested and exercisable upon termination of service as a director will be immediately cancelled and any part of a director’s option award that is vested upon termination of service will remain outstanding and exercisable for the period specified in the applicable option agreement.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Stockholders Agreement

We are a party to a stockholders agreement with affiliates of our Sponsors. This agreement provides that our board of directors includes one director designated by Investcorp, one director designated by Sverica, our chief executive officer and one additional member of our management selected by Blackstone, as well as an observer designated by each of Investcorp and Sverica. The stockholders agreement also restricts us from entering into certain transactions with Blackstone without the consent of Investcorp and Sverica.

Registration Rights Agreement

We are a party to a registration rights agreement with certain affiliates of Blackstone, Investcorp and Sverica. This agreement provides to Blackstone an unlimited number of “demand” registrations and to Investcorp limited “demand registration” rights beginning one year after the completion of this offering. The registration rights agreement also provides Blackstone, Investcorp and Sverica customary “piggyback” registration rights. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify Blackstone, Investcorp and Sverica against certain liabilities which may arise under the Securities Act.

Support and Services Fees

We have an agreement with an affiliate of Blackstone to provide healthcare advisory services, purchasing services, operational support and to pay out of pocket expenses in exchange for a fee. We are obligated to pay support and services fees to such affiliate of Blackstone equal to the sum of (i) the applicable quarterly fee of $37,500 (which amount can increase based on the number of employees that receive medical benefits exceeding certain thresholds) and (ii) a monthly employee fee equal to $2.00 per employee that receives medical benefits. During the six months ended June 30, 2015 and 2014, we incurred $86,000 and $34,000 of support and services fees, respectively. As of June 30, 2015, we had payables of $209,000 to such affiliate of Blackstone. From April 22, 2014 to December 31, 2014, we incurred $123,000 of fees.

Transaction and Monitoring Fee Agreement

Prior to the Accuvant/Blackstone Transaction, we had a management fee agreement with Sverica. Under the management fee agreement with Sverica, we were obligated to pay Sverica a fee equal to the greater of $200,000 per year and 3% of EBITDA. We incurred management fees of $50,000 and $590,000 for the period from January 1 to April 21, 2014 and the year ended December 31, 2013, respectively.

On April 22, 2014, in connection with the closing of the Accuvant/Blackstone Transaction, the management fee agreement with Sverica was terminated. On that same day, we entered into a transaction and monitoring fee agreement with an affiliate of Blackstone and with Sverica. For due diligence, structural analysis and corporate strategy advice related to the Accuvant/Blackstone Transaction, we paid a fee of $2.3 million to such affiliates of Blackstone and Sverica. We are also obligated to pay to such affiliate of Blackstone and to Sverica a monitoring fee equal to the greater of $425,000 per year and 2% of projected EBITDA (as defined in such agreement). The agreement expires upon a change of control or an initial public offering of our common stock unless such affiliate of Blackstone elects to cause the agreement to remain in place.

On January 28, 2015, in connection with the FishNet Security Merger, the transaction and monitoring fee agreement was amended and restated to, among other things, add Investcorp as a party, and pursuant to the amended and restated agreement, we paid a Blackstone affiliate a fee of approximately $3.4 million and a

Sverica affiliate a fee of $50,000. We are also obligated to pay a monitoring fee to an affiliate of Blackstone, to Investcorp and to Sverica equal to $0.9 million for the initial period and 1% of management’s then-current estimate/projection of consolidated EBITDA (as defined in the agreement for subsequent periods). The transaction and monitoring fee agreement will continue until the earlier of (i) January 2025, (ii) the date on which Blackstone and its affiliates own less than 10% of us or its ownership stake has a fair market value of less than $25.0 million, or (iii) the date on which we consummate an initial public offering, unless we and the other parties to the agreement mutually agree to waive the termination of the agreement. If such agreement is terminated, affiliates of Blackstone, Investcorp and Sverica will receive, in lieu of remaining annual monitoring fee payments, a single lump sum cash payment equal to the then-present value of all then-current and future annual monitoring fees payable under the transaction and monitoring fee agreement, assuming a hypothetical termination date of the agreement to be January 2025.

From April 22 to December 31, 2014, we paid a monitoring fee of $293,000 to a Blackstone affiliate and $43,000 to a Sverica affiliate. Due to the FishNet Security Merger, we are obligated to pay an initial monitoring fee of $877,000 during the period from January 1 to December 31, 2015, of which $591,598 is payable to a Blackstone affiliate, $218,831 is payable to an Investcorp affiliate and $66,571 is payable to a Sverica affiliate.

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted by Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Private Placements of Common Stock

In connection with the FishNet Security Merger on January 28, 2015:

(1) We issued an aggregate of 1,800 shares of our common stock to the holders of common stock of Accuvant as of such date in exchange for all such common stock outstanding.

(2) We issued an aggregate of 600 shares of our common stock to the holders of common stock of FishNet Security as of such date in exchange for all such common stock outstanding.

(3) We issued and sold an aggregate of 4.5993 shares of our common stock to certain employees of FishNet Security as of such date for an aggregate purchase price of $486,344.99.

On May 11, 2015, we issued approximately 2.5003 shares of our common stock to Mark B. Williams, our President and Chief Operating Officer, in connection with his exercise of approximately 2.5003 options that were granted to him on January 28, 2015 pursuant to the 2014 Accuvant Holdings Corporation Stock Incentive Plan.

On June 15, 2015, we issued approximately 0.494442 shares of our common stock to Steve Perkins, our Chief Marketing Officer, in connection with his exercise of approximately 0.494442 options that were granted to him on April 22, 2014 pursuant to the 2014 Accuvant Holdings Corporation Stock Incentive Plan.

On September 22, 2015, we issued and sold approximately 2.837062 shares of our common stock to Dario Zamarian, one of our directors, for an aggregate purchase price of $205,246.88.

On September 30, 2015, we issued and sold approximately 4.728340 shares of our common stock to John T. Cassidy, one of our directors, for an aggregate purchase price of $342,075.48.

Loans to Executive Officers

In April 2014, Alpine Acquisition Holdings LLC (“Alpine”) entered into an approximately $0.5 million promissory note (the “First Note”) with David M. Roshak, our Chief Financial Officer, in connection with his rollover investment in Optiv common stock at the time of the Accuvant/Blackstone Transaction. The First Note, which was assigned to us upon consummation of the Accuvant/Blackstone Transaction, accrued interest at a rate of 1.65% per annum and was repaid by Mr. Roshak in December 2014 with approximately $0.3 million in cash and $0.2 million in the form of a second promissory note (the “Second Note”) pursuant to which Mr. Roshak has promised to pay us $0.2 million and any accrued interest thereon on December 31, 2016 at an interest rate of 7.6% per annum. As of September 30, 2015, the outstanding balance of the Second Note was approximately $0.2 million, including principal of $0.2 million and total accrued and unpaid interest of $12,542. The Second Note will be prepaid in full prior to the date on which the registration statement of which this prospectus is a part is first publicly filed with the SEC.

Other Transactions

We provide cyber security solutions to Blackstone and to certain affiliates of Blackstone in the ordinary course of our business. In 2014, we recorded revenue of $3.6 million from affiliates of Blackstone compared to revenue of $1.1 million in 2013, $0.2 million in 2012, and $8.6 million in the six months ended June 30, 2015. We do not conduct a material amount of business with affiliates of Investcorp or Sverica.

We purchase cyber security products and services from Cylance, Inc., a company that is affiliated with Stuart C. McClure, one of our directors. In 2014 and during the six months ended June 30, 2015, we purchased approximately $0.5 million and $2.7 million, respectively, from Cylance, Inc.

As of June 30, 2015, affiliates of Blackstone held $55.9 million of the outstanding $409.0 million senior secured first lien term loan facility and $47.9 million of the outstanding $195.0 million senior secured first lien term loan facility. We paid approximately $1.4 million in interest to affiliates of Blackstone pursuant to the term loan facilities for the six months ended June 30, 2015. See “Description of Certain Indebtedness—Senior Secured First Lien Term Loan Facility” and “—Senior Secured Second Lien Term Loan Facility.”

Statement of Policy Regarding Transactions with Related Persons

Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our general counsel will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of shares of our common stock immediately after this offering by (1) each person known to us to beneficially own more than 5% of our outstanding common stock, (2) each of our directors and named executive officers and (3) all of our directors and executive officers as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares. Unless otherwise noted, the address of each beneficial owner is 1125 17th Street, Suite 1700, Denver, Colorado 80202.

As of October 2, 2015, there were 58 holders of record of our common stock.

	Common Stock Beneficially Owned Prior to this Offering		Percentage of Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number	%	Assuming Underwriters’ Option is Not Exercised	Assuming Underwriters’ Option is Exercised in Full
Principal Stockholders:
Blackstone(1)	1,427.825200	58.53
Investcorp(2)	600.000000	24.60
Sverica(3)	177.375200	7.27
Directors and Named Executive Officers:
Daniel D. Burns(4)	51.366286	2.33
Mark B. Williams(5)	5.142060	*
John F. Cassidy	4.728340	*
Gary B. Appel	—	—
Gregory R. Blank	—	—
Martin J. Brand	—	—
Kurt A. Freyberger	—	—
Timothy J. Hoffman	38.911538	1.60
David L. Johnson	—	—
Jay A. Leek II	—	—
Stuart C. McClure	—	—
Anushka M. Sunder	—	—
John J. Tracy	—	—
Frank M. Young	—	—
Dario Zamarian	2.837062	*
Aaron T. Shilts(6)	0.945700	*
Directors and executive offers as a group (17 persons)	110.511524	4.12

*	Represents less than 1%.
(1)	Reflects 1,423.113400 shares of our common stock directly held by Blackstone Capital Partners VI L.P. and 4.711800 shares of our common stock directly held by Blackstone Family Investment Partnership VI—ESC L.P. (together, the “Blackstone Funds”).

The general partner of Blackstone Capital Partners VI L.P. is Blackstone Management Associates VI L.L.C., and BMA VI L.L.C. is the sole member of Blackstone Management Associates VI L.L.C. BCP VI Side-by-Side GP L.L.C. is the general partner of Blackstone Family Investment Partnership VI – ESC L.P. Blackstone Holdings III L.P. is the managing member of BMA VI L.L.C. and is the sole member of BCP VI Side-by-Side GP L.L.C. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P., and the general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The Blackstone Group L.P. is the sole member of Blackstone Holdings III GP Management L.L.C. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the entities that may be deemed to directly or indirectly control shares held by the Blackstone Funds and Mr. Schwarzman may be deemed to beneficially own such shares directly or indirectly controlled by it or him, but each disclaims beneficial ownership of such shares (other than the Blackstone Funds to the extent of their direct holdings). The address of Mr. Schwarzman and each of the other entities listed in this footnote is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(2)	Reflects 600.0000 shares of our common stock directly held by Firewall Holdings, L.P. (the “Investcorp Fund”), a Cayman Islands limited partnership.

Firewall Holdings Limited (“GP”), a Cayman Islands corporation, is the general partner of the Investcorp Fund and, in such capacity, may be deemed to share beneficial ownership of the shares owned by the Investcorp Fund. Investcorp S.A., a Cayman islands corporation (“Investcorp S.A.”), may be deemed to share beneficial ownership of the shares beneficially owned by GP because GP is an indirect, wholly-owned subsidiary of Investcorp S.A. SIPCO Limited, a Cayman Islands corporation (“SIPCO”), may be deemed to share beneficial ownership of the shares beneficially owned by Investcorp S.A. through its ownership of a majority of the stock of a company that indirectly owns a majority of Investcorp S.A.’s shares. The principal business address of the Investcorp Funds, GP, Investcorp S.A. and SIPCO is Boundary Hall, Cricket Square, P.O. Box 1111, Grand Cayman KY1-1102, Cayman Islands.

(3)	Reflects 171.520700 shares of our common stock directly held by Sverica International Investment Fund III, LP, 5.145700 shares of our common stock directly held by Otter Capital LLC and 0.708800 shares of our common stock directly held by Polar Bear Investments LLC (together, the “Sverica Entities”).

The general partner of Sverica International Investment Fund III LP is Sverica International Capital III LLC. The managers of Sverica International Capital III LLC are Frank M. Young IV and David E. Finley. The sole members of Otter Capital LLC and Polar Bear Investments LLC are John M. Pasquesi and Jennifer K. Steber, respectively. Each of the entities that may be deemed to directly or indirectly control shares held by the Sverica Entities may be deemed to beneficially own such shares directly or indirectly controlled by it, but each disclaims beneficial ownership of such shares (other than the Sverica Entities to the extent of their direct holdings).

(4)	Reflects 51.366286 shares of our common stock directly held by Mr. Burns. Mr. Burns is also a limited partner of Firewall Holdings, L.P., but does not beneficially own the shares of our common stock held directly by Firewall Holdings, L.P.

(5)	Reflects 5.142060 shares of our common stock directly held by Mr. Williams. Mr. Williams is also a limited partner of Firewall Holdings, L.P., but does not beneficially own the shares of our common stock held directly by Firewall Holdings, L.P.

(6)	Reflects 0.945700 shares of our common stock directly held by Mr. Shilts. Mr. Shilts is also a limited partner of Firewall Holdings, L.P., but does not beneficially own the shares of our common stock held directly by Firewall Holdings, L.P.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following section summarizes the terms of our material principal indebtedness.

Senior Secured First Lien Term Loan Facility

On January 28, 2015, we entered into a new senior secured first lien term loan facility with Goldman Sachs Bank USA, as administrative agent and collateral agent, Goldman Sachs Bank USA and SG Americas Securities, LLC as joint lead arrangers and joint bookrunners (as amended by amendment No. 1 on May 13, 2015, the “senior secured first lien term loan facility”).

The senior secured first lien term loan facility had $409.0 million of outstanding term loans as of June 30, 2015.

AF Borrower LLC, which is referred to in this section as the “Borrower,” is the borrower under the senior secured term loan facility, as well as under the senior secured second lien term loan facility described under “—Senior Secured Second Lien Term Loan Facility” and the ABL revolving credit facility described under “—ABL Revolving Credit Facility.” In addition, the senior secured first lien term loan facility also provides us with the option to raise incremental term loan facilities (including an uncommitted incremental facility that allows us the option to increase the amount available under the new term loan facilities by an aggregate of up to $75 million (shared with the senior secured second lien term loan facility), subject to additional amounts upon satisfaction of a first lien net leverage-ratio not to exceed 4.10 to 1.00), refinance the loans with debt incurred outside the first lien credit agreement and extend the maturity date of the term loans, subject to certain limitations. The senior secured first lien term loan facility also includes the terms below.

Interest Rate and Fees

Borrowings under the term loans bear interest, at our option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) the LIBOR rate for a one-month interest period plus 1.00% or (b) a LIBOR rate determined by reference to the Reuters LIBOR rate for the interest period relevant to such borrowing. The margin for the term loans is 4.25% (subject to a base rate floor of 2.00%), in the case of base rate loans, and 5.25% (subject to a LIBOR floor of 1.00%), in the case of LIBOR rate loans.

Prepayments

The senior secured first lien term loan facility requires us to prepay outstanding term loans, subject to certain exceptions, with:

•	50% (which percentage will be reduced to 25% and 0%, as applicable, subject to our attaining certain first lien net leverage ratios) of our annual excess cash flow;

•	100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by the Borrower and its restricted subsidiaries (including insurance and condemnation proceeds, subject to de minimis thresholds), if we do not reinvest those net cash proceeds in assets to be used in our business or to make certain other permitted investments (a) within 12 months of the receipt of such net cash proceeds or (b) if we commit to reinvest such net cash proceeds within 12 months of the receipt thereof, within 180 days of the date of such commitment (although in connection with any such prepayment, we may also repay other first lien debt to the extent we are so required); and

•	100% of the net proceeds of any incurrence of debt by the Borrower or any of its restricted subsidiaries, other than debt permitted to be incurred or issued under the senior secured first lien term loan facility.

Notwithstanding any of the foregoing, each lender of term loans will have the right to reject its pro rata share of mandatory prepayments described above, in which case we may retain the amounts so rejected.

The foregoing mandatory prepayments will be applied pro rata to installments of term loans as directed by the Borrower.

We have the ability to voluntarily repay outstanding loans at any time without premium or penalty, other than prepayment premium on voluntary prepayment of term loans in connection with a repricing transaction on or prior to January 28, 2016 and customary “breakage” costs with respect to LIBOR loans.

Amortization

We are required to repay installments on the term loans in quarterly installments equal to 0.25% of the original principal amount of the term loans, with the remaining amount payable on the applicable maturity date with respect to such term loans.

Guarantees and Security

The obligations under the senior secured first lien term loan facility are unconditionally and irrevocably guaranteed by any entity that directly owns 100% of the issued and outstanding equity interests of the Borrower, and, subject to certain exceptions, each of the Borrower’s existing and future material domestic wholly owned subsidiaries (collectively, the “U.S. Guarantors”). In addition, the senior secured first lien term loan facility is collateralized by (i) first priority or equivalent security interests in (x) all the capital stock of, or other equity interests in, the Borrower and each of the Borrower’s and the U.S. Guarantors’ material direct or indirect wholly owned restricted domestic subsidiaries and direct wholly owned first-tier restricted foreign subsidiaries and (y) certain tangible and intangible assets of the Borrower and those of the U.S. Guarantors (subject to certain exceptions and qualifications) not constituting ABL Priority Collateral (as defined below) (collectively the “Term Loan Facilities Collateral”) and (ii) second priority or equivalent security interests in the ABL Priority Collateral.

Certain Covenants and Events of Default

The senior secured first lien term loan facility contains a number of significant negative covenants. Such negative covenants, among other things, restrict, subject to certain exceptions, the ability of the Borrower and its restricted subsidiaries to:

•	incur additional indebtedness and make guarantees;

•	create liens on assets;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	make fundamental changes;

•	pay dividends and distributions or repurchase our capital stock;

•	make investments, loans and advances, including acquisitions;

•	engage in certain transactions with affiliates;

•	make changes in the nature of their business; and

•	make prepayments of junior debt.

Our senior secured first lien term loan facility also contains certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the senior secured first lien term loan facility will be entitled to take various actions, including the acceleration of amounts due under the senior secured first lien term loan facility and all actions permitted to be taken by a secured creditor.

Senior Secured Second Lien Term Loan Facility

On January 28, 2015, we entered into a new senior secured second lien term loan facility with Goldman Sachs Bank USA, as administrative agent and collateral agent, Goldman Sachs Bank USA and SG Americas Securities, LLC as joint lead arrangers and joint bookrunners (as amended by amendment No. 1 on May 13, 2015, the “senior secured second lien term loan facility”).

The senior secured second lien term loan facility had $195.0 million of outstanding term loans as of June 30, 2015.

In addition, the senior secured second lien term loan facility also provides us with the option to raise incremental term loan facilities (including an uncommitted incremental facility that allows us the option to increase the amount available under the new term loan facilities by an aggregate of up to $75 million (shared with the senior secured first lien term loan facility), subject to additional amounts upon satisfaction of a total net leverage-ratio not to exceed 6.00 to 1.00), refinance the loans with debt incurred outside the second lien credit agreement and extend the maturity date of the term loans, subject to certain limitations. The senior secured second lien term loan facility also includes the terms below.

Interest Rate and Fees

Borrowings under the term loans bear interest, at our option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) the LIBOR rate for a one-month interest period plus 1.00% or (b) a LIBOR rate determined by reference to the Reuters LIBOR rate for the interest period relevant to such borrowing. The margin for the term loans is 8.00% (subject to a base rate floor of 2.00%), in the case of base rate loans, and 9.00% (subject to a LIBOR floor of 1.00%), in the case of LIBOR rate loans.

Prepayments

The senior secured second lien term loan facility requires us to prepay outstanding term loans, subject to certain exceptions, with:

•	50% (which percentage will be reduced to 25% and 0%, as applicable, subject to our attaining certain first lien net leverage ratios) of our annual excess cash flow;

•	100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by the Borrower and its restricted subsidiaries (including insurance and condemnation proceeds, subject to de minimis thresholds), if we do not reinvest those net cash proceeds in assets to be used in our business or to make certain other permitted investments (a) within 12 months of the receipt of such net cash proceeds or (b) if we commit to reinvest such net cash proceeds within 12 months of the receipt thereof, within 180 days of the date of such commitment (although in connection with any such prepayment, we may also repay other debt to the extent we are so required); and

•	100% of the net proceeds of any incurrence of debt by the Borrower or any of its restricted subsidiaries, other than debt permitted to be incurred or issued under the senior secured second lien term loan facility.

Notwithstanding any of the foregoing, each lender of term loans will have the right to reject its pro rata share of mandatory prepayments described above, in which case we may retain the amounts so rejected.

The foregoing mandatory prepayments will be applied pro rata to installments of term loans as directed by the Borrower.

We will have the ability to voluntarily repay outstanding loans at any time without premium or penalty, other than a 2.00% prepayment premium on voluntary prepayment of term loans prior to January 28, 2016 and a 1.00% prepayment premium on voluntary prepayment of term loans on or after January 28, 2016 and prior to January 28, 2017 and customary “breakage” costs with respect to LIBOR loans.

Amortization

There is no scheduled amortization under the senior secured second lien term loan facility.

Guarantees and Security

The obligations under the senior secured second lien term loan facility are unconditionally and irrevocably guaranteed by the U.S. Guarantors. In addition, the senior secured second lien term loan facility is collateralized by (i) second priority or equivalent security interests in the Term Loan Facilities Collateral and (ii) third priority or equivalent security interests in the ABL Priority Collateral.

Certain Covenants and Events of Default

The senior secured second lien term loan facility contains a number of significant negative covenants. Such negative covenants, among other things, restrict, subject to certain exceptions, the ability of the Borrower and its restricted subsidiaries to:

•	incur additional indebtedness and make guarantees;

•	create liens on assets;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	make fundamental changes;

•	pay dividends and distributions or repurchase our capital stock;

•	make investments, loans and advances, including acquisitions;

•	engage in certain transactions with affiliates;

•	make changes in the nature of their business; and

•	make prepayments of junior debt.

Our senior secured second lien term loan facility also contains certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the senior secured second lien term loan facility will be entitled to take various actions, including the acceleration of amounts due under the senior secured second lien term loan facility and all actions permitted to be taken by a secured creditor.

ABL Revolving Credit Facility

On January 28, 2015, we entered into a new senior secured ABL revolving credit facility with JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, J.P. Morgan Securities LLC and SG Americas Securities, LLC as joint lead arrangers and joint bookrunners (as amended by amendment No. 1 on May 13, 2015, the “ABL facility”).

The ABL facility consists of $75 million of revolving credit commitments and there were $25.2 million of outstanding revolving credit loans as of June 30, 2015.

The borrowing base at any time is equal to the sum (in each case subject to certain customary reserves and eligibility criteria) of:

•	85% of all of the Borrower’s eligible accounts; and

•	the lesser of (x) $8.5 million and (y) the sum of (i) 85% of all of the Borrower’s certain eligible extended term accounts due and payable within one year of the specified transaction date and (ii) up to 50% of all of the Borrower’s certain eligible extended term accounts due and payable after one year of the specified transaction date but prior to three years of the specified transaction date.

The ABL facility includes borrowing capacity available for letters of credit. In addition, the ABL facility also provides us with the option to raise incremental credit facilities (including an uncommitted incremental facility that allows us the option to increase the commitments available under the ABL facility, together with any existing revolving credit commitments under the ABL facility, up to an amount not to exceed $105 million). The ABL facility also includes the terms below.

Interest Rate and Fees

Borrowings under the ABL facility bear interest, at our option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) the LIBOR rate for a one-month interest period plus 1.00% or (b) a LIBOR rate determined by reference to the Reuters LIBOR rate for the interest period relevant to such borrowing. The margin for the revolving credit loans under the ABL facility is 0.75%, in the case of base rate loans, and 1.75%, in the case of LIBOR rate loans if average excess availability under the ABL facility is greater than 33.3% and 0.50%, in the case of base rate loans, and 1.50%, in the case of LIBOR rate loans if average excess availability under the ABL facility is less than or equal to 33.3%.

In addition to paying interest on outstanding principal under the ABL facility, we are required to pay a commitment fee to the lenders under the ABL facility in respect of the unutilized commitments thereunder. The commitment fee rate is equal to 0.375% per annum, subject to a step-down to 0.25% per annum upon utilization of 50% of the revolving credit facility commitments. We are also required to pay customary letter of credit fees.

Prepayments

If at any time the outstanding revolving credit loans and letters of credit exceed the lesser of (i) the aggregate commitments with respect to the ABL facility or (ii) the current borrowing base, we will be required to prepay applicable revolving credit loans (and/or cash collateralize the letters of credit) in an amount equal to such excess, without commitment reduction.

After the occurrence and during the continuance of a cash dominion event (the period when (i) excess availability is less than $9 million for a period of four consecutive business days, (ii) when any payment or bankruptcy event of default is continuing or (iii) when any event of default due to a material misrepresentation set forth in a borrowing base certificate, breach of the financial covenant, a cross-default or cross-acceleration, failure to comply with cash management provisions or a failure to deliver any borrowing base certificate (after expiration of any applicable cure periods) is continuing, until the 30th consecutive day that excess availability exceeds such threshold or such event of default ceases to be continuing, as applicable), all amounts deposited in the controlled deposit accounts will be swept into core concentration accounts maintained with the administrative agent and will be promptly applied to repay outstanding revolving credit loans and, after such loans have been repaid in full, cash collateralize any outstanding letter of credit obligations.

We may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time (subject to minimum repayment amounts and customary notice periods) without premium or penalty other than customary “breakage” costs, if applicable, with respect to Adjusted LIBOR loans.

Amortization

There is no scheduled amortization under the ABL facility.

Guarantees and Security

The obligations under the ABL facility are unconditionally and irrevocably guaranteed by the U.S. Guarantors. In addition, the ABL facility is collateralized by (i) first priority or equivalent security interests in personal property of the Borrower and the U.S. Guarantors consisting of accounts receivable (including related contracts and contract rights, inventory, cash, deposit accounts, other bank accounts and securities accounts), inventory, intercompany notes and intangible assets, instruments, chattel paper, documents and commercial tort claims to the extent arising out of the foregoing, books and records (subject to certain exceptions and qualifications) (collectively the “ABL Priority Collateral”) and (ii) third priority or equivalent security interests in the Term Loan Facilities Collateral.

Certain Covenants and Events of Default

The ABL facility contains a number of significant negative covenants. Such negative covenants, among other things, restrict, subject to certain exceptions, the ability of the Borrower and its restricted subsidiaries to:

•	incur additional indebtedness and make guarantees;

•	create liens on assets;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	make fundamental changes;

•	pay dividends and distributions or repurchase our capital stock;

•	make investments, loans and advances, including acquisitions;

•	engage in certain transactions with affiliates;

•	make changes in the nature of their business; and

•	make prepayments of junior debt.

The Borrower and its restricted subsidiaries are also required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 if excess availability is less than $11.25 million until the 30th consecutive day that excess availability exceeds such threshold.

The ABL facility also contains certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the ABL facility will be entitled to take various actions, including the acceleration of amounts due under the ABL facility and all actions permitted to be taken by a secured creditor.

DESCRIPTION OF CAPITAL STOCK

In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. Under “Description of Capital Stock,” “we,” “us,” “our” and “our company” refer to Optiv Inc. and not to any of its subsidiaries.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Upon the consummation of this offering, our authorized capital stock will consist of              shares of common stock, par value $0.01 per share, and              shares of preferred stock, par value $0.01 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our common stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution, or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock that we may authorize and issue in the future.

Preferred Stock

No shares of preferred stock will be issued or outstanding immediately after the public offering contemplated by this prospectus. Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by holders of our common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative participating, optional or other special rights, and the qualifications, limitations, or restrictions thereof, including, without limitation

•	the designation of the series;

•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption or repurchase rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution, or winding-up of our affairs;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible, and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock, or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.

We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing any indebtedness we or our subsidiaries may incur in the future. See “Dividend Policy.”

Annual Stockholder Meetings

Our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL contain provisions which are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of the NYSE, which would apply so long as our common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power of our capital stock or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue shares of one or more series of preferred stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2⁄3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that Blackstone and its affiliates, and any of its direct or indirect transferees, and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies and Newly Created Directorships

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than     % of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 66 2⁄3% of the voting power of all the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then-outstanding or the rights granted under the stockholders agreement with our Sponsors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than     % of voting power of the stock of the Company entitled to vote generally in the election of directors, any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all of our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, at least     % in voting power of the stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of Blackstone and its affiliates. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to our Sponsors and their affiliates so long as the stockholders agreement remains in effect. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings that may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent at any time when Blackstone and its affiliates own, in the aggregate, less than     % in voting power of our stock entitled to vote generally in the election of directors.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind, or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as Blackstone and its affiliates beneficially own, in the aggregate, at least     % in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition, or repeal of our bylaws by our stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting and entitled to vote on such amendment, alteration, rescission or repeal. At any time when Blackstone and its affiliates beneficially own, in the aggregate, less than     % in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission, or repeal of our bylaws by our stockholders requires the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation provides that at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than     % in voting power of our stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2⁄3% supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly-created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2⁄3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of us or our management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our Company to the Company or the Company’s stockholders, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of our Sponsors or any of their respective affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any of our Sponsors or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our common stock will be                     .

Listing

We intend to apply to have our common stock approved for listing on the NYSE under the symbol “OPTV.”

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the

Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable Internal Revenue Service Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends paid to you and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our common stock and, for a disposition of our common stock occurring after December 31, 2018, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of our shares of common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in our shares of common stock of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Whether or not our underlying assets were deemed to include “plan assets,” as described below, the acquisition of our common stock by an ERISA Plan with respect to which we, an underwriter or our respective affiliates are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition of our common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of Plans considering acquiring our common stock in reliance of these or any other exemption should carefully review the exemption to assure it is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Plan Asset Issues

ERISA and the regulations (the “Plan Asset Regulations”) promulgated under ERISA by the DOL generally provide that when an ERISA Plan acquires an equity interest in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, the ERISA Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that less than 25% of the total value of each class of equity interest in the entity is held by “benefit plan investors” as defined in Section 3(42) of ERISA or that the entity is an “operating company,” as defined in the Plan Asset Regulations. Although no assurances can be given in this regard, we believe we should qualify as an “operating company” within the meaning of the Plan Asset Regulations.

In addition, for purposes of the Plan Asset Regulations, a “publicly offered security” is a security that is (a) “freely transferable”, (b) part of a class of securities that is “widely held,” and (c) (i) sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities to which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (ii) is part of a class of securities that is registered under Section 12 of the Exchange Act. The Issuer intends to effect such a registration under the Securities Act and Exchange Act. The Plan Asset Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial offering thereof as a result of events beyond the control of the issuer. It is anticipated that our common stock will be “widely held” within the meaning of the Plan Asset Regulations, although no assurance can be given in this regard. The Plan Asset Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all the relevant facts and circumstances. It is anticipated that our common stock will be “freely transferable” within the meaning of the Plan Asset Regulations, although no assurance can be given in this regard.

Plan Asset Consequences

If our assets were deemed to be “plan assets” under ERISA, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by us, and (ii) the possibility that certain transactions in which we might seek to engage could constitute “prohibited transactions” under ERISA and the Code.

Because of the foregoing, our common stock should not be purchased by any person investing “plan assets” of any Plan, unless such purchase will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of our common stock, each purchaser and subsequent transferee of our common stock will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire our common stock constitutes assets of any Plan or (ii) the purchase of our common stock by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase of our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—If we or our existing investors sell additional shares of our common stock after this offering, the market price of our common stock could decline.”

Upon completion of this offering, we will have a total of              shares of our common stock outstanding. Of the outstanding shares, the              shares sold in this offering (or              shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding              shares of common stock held by our pre-IPO owners and management after this offering (or              shares if the underwriters exercise their over-allotment option in full) will be deemed restricted securities under Rule 144 and may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemption pursuant to Rule 144 which we summarize below.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to the 2014 Accuvant Holdings Corporation Stock Incentive Plan and the 2016 Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover              shares.

Registration Rights

We are a party to a registration rights agreement with certain affiliates of Blackstone, Investcorp and Sverica. This agreement provides to Blackstone an unlimited number of “demand” registrations and to Investcorp limited “demand registration” rights beginning one year after the completion of this offering. The registration rights agreement also provides Blackstone, Investcorp and Sverica customary “piggyback” registration rights. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify Blackstone, Investcorp and Sverica against certain liabilities which may arise under the Securities Act. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

Lock-Up Agreements

We have agreed, subject to enumerated exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. for a period of 180 days after the date of this prospectus.

Our officers, directors and certain of our pre-IPO owners have agreed, subject to enumerated exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. for a period of 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of Rule 144 or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares of common stock without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares of common stock without complying with any of the requirements of Rule 144. In general, six months after the effective date of the registration statement of which this prospectus forms a part, under Rule 144, as currently in effect, our affiliates or persons selling shares of common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of (1) 1% of the number of shares of common stock then outstanding and (2) the average weekly trading volume of the shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling shares of common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman, Sachs & Co.
Barclays Capital Inc.
Citigroup Global Markets Inc.

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of common stock.

	Per Share	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $         . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc. up to $         .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to have our common stock listed on the NYSE under the trading symbol “OPTV.”

We, all of our directors and executive officers and the holders of substantially all of our outstanding stock and securities exercisable for or convertible into our stock outstanding immediately prior to this offering have agreed, subject to certain customary exceptions, that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co., we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

Morgan Stanley & Co. LLC and Goldman, Sachs & Co., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member

State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the

Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Dubai International Financial Centre

This prospectus relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this prospectus nor taken steps to verify the information set out herein, and has no responsibility for this prospectus. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale.

Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

LEGAL MATTERS

The validity of the shares of common stock will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Kirkland & Ellis LLP, New York, New York. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds affiliated with The Blackstone Group L.P. An investment vehicle comprised of selected partners of Kirkland & Ellis LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds affiliated with The Blackstone Group L.P.

EXPERTS

The consolidated financial statements of Accuvant Holdings Corporation and subsidiaries (Successor) as of December 31, 2014, and of Accuvant LLC and subsidiaries (Predecessor) as of December 31, 2013, and for the periods from April 22, 2014 to December 31, 2014 (Successor period), and from January 1, 2014 to April 21, 2014 and for the year ended December 31, 2013 (Predecessor periods) have been included in this prospectus and the registration statement, of which this prospectus forms a part, in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of FishNet Holdings, Inc. as of December 31, 2014 and for the year ended December 31, 2014 have been included in this prospectus and the registration statement, of which this prospectus forms a part, in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of FishNet Holdings, Inc. as of December 31, 2013 and for the year ended December 31, 2013 included in this prospectus and the registration statement of which this prospectus forms a part have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and shares of our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the SEC. You will be able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

INDEX TO FINANCIAL STATEMENTS

Accuvant Holdings Corporation / Optiv Inc.

Report of KPMG LLP, Independent Registered Public Accounting Firm	F-2

Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2014 and 2013	F-3
Consolidated Statements of Operations and Other Comprehensive Income (Loss) for the Periods from April 22 to December 31, 2014, January 1 to April 21, 2014 and Year Ended December 31, 2013	F-4
Consolidated Statements of Changes in Stockholders’ Equity for the Periods from April 22 to December 31, 2014, January 1 to April 21, 2014 and Year Ended December 31, 2013	F-5
Consolidated Statements of Cash Flows for the Periods from April 22 to December 31, 2014, January 1 to April 21, 2014 and Year Ended December 31, 2013	F-6
Notes to Consolidated Financial Statements	F-7

Unaudited Condensed Consolidated Financial Statements:
Condensed Consolidated Balance Sheets as of June 30, 2015 (Unaudited) and December 31, 2014	F-34

Condensed Consolidated Statements of Operations and Other Comprehensive Income (Loss) for the Six Months Ended June 30, 2015 (Unaudited), the Period from April 22 to June 30, 2014 (Unaudited) and the Period from January 1 to April 21, 2014

F-35
Condensed Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the Six Months Ended June 30, 2015 (Unaudited)	F-36

Condensed Consolidated Statements of Cash Flows for the Six Months Ended June  30, 2015 (Unaudited) and the Period from April 22 to June 30, 2014 (Unaudited) and the Period from January 1 to April 21, 2014

F-37
Notes to Unaudited Consolidated Financial Statements	F-38

FishNet Holdings, Inc.

Report of KPMG LLP, Independent Auditor’s Report	F-56
Report of Ernst & Young LLP, Independent Auditor’s Report	F-57

Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2014 and 2013	F-58
Consolidated Statements of Operations for the Years Ended December 31, 2014 and 2013	F-59
Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2014 and 2013	F-60
Consolidated Statements of Cash Flows for the Years Ended December 31, 2014 and 2013	F-61
Notes to Consolidated Financial Statements	F-62

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Optiv Inc.:

We have audited the accompanying consolidated balance sheets of Accuvant Holdings Corporation and subsidiaries (Successor) as of December 31, 2014, and of Accuvant LLC and subsidiaries (Predecessor) as of December 31, 2013, and the related consolidated statements of operations and other comprehensive income (loss), changes in stockholders’ equity, and cash flows for the periods from April 22, 2014 to December 31, 2014 (Successor period), and from January 1, 2014 to April 21, 2014 and for the year ended December 31, 2013 (Predecessor periods). These consolidated financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned Successor consolidated financial statements present fairly, in all material respects, the financial position of Accuvant Holdings Corporation and subsidiaries as of December 31, 2014, and the results of their operations and their cash flows for the Successor period, in conformity with U.S. generally accepted accounting principles. Further, in our opinion, the aforementioned Predecessor consolidated financial statements present fairly, in all material respects, the financial position of Accuvant LLC and subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for the Predecessor periods, in conformity with U.S. generally accepted accounting principles.

As discussed in note 3 to the consolidated financial statements, effective April 22, 2014, Blackstone acquired a majority stake in Accuvant LLC, and as a result of pushdown accounting, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

/s/ KPMG LLP

Denver, Colorado

October 29, 2015

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2014 and 2013

(Dollars in Thousands, except per share and unit data)

	Successor	Predecessor
	2014	2013
Assets
Current assets:
Cash and cash equivalents	$24,577	$434
Accounts receivable, net of allowance of $547 and $590	183,865	149,463
Income tax receivable	5,549	—
Other current assets	17,533	5,034
Current deferred tax asset	2,727	1,111

Total current assets	234,251	156,042
Property and equipment, net	4,523	4,133
Intangible assets, net	74,958	6,328
Goodwill	144,195	34,752
Other assets	219	188

Total assets	$458,146	$201,443

Liabilities, Temporary Equity and Stockholders’ Equity
Current liabilities:
Accounts payable	$170,155	$116,521
Accrued expenses	25,243	20,352
Deferred revenue	3,445	2,780
Revolving credit note and current portion long-term debt	918	24,750

Total current liabilities	199,761	164,403

Long-term debt, net of current portion	75,293	306
Long-term deferred tax liability	28,317	2,747

Total long-term liabilities	103,610	3,053

Commitment and contingencies (note 9)
Temporary equity—common stock, subject to put right, 195 and 0 shares, respectively	16,539	—

Stockholders’ equity:
Predecessor preferred units, no par value; authorized 0 and 311 shares issued and outstanding, 0 and 280 shares at December 31, 2014 and 2013, respectively	—	—
Predecessor common units, no par value; authorized 21, with 6 shares issued and outstanding as of December 31, 2013	—	—
Successor common stock, $0.01 par value; authorized 2,909 with 1,605 issued and outstanding as of December 31, 2014	—	—
Additional paid-in capital	138,402	25,050
Retained earnings (deficit)	(111)	8,939
Accumulated other comprehensive loss	(55)	(2)

Total stockholders’ equity	138,236	33,987

Total liabilities, temporary equity and stockholders’ equity	$458,146	$201,443

See accompanying notes to consolidated financial statements.

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations and Other Comprehensive Income (Loss)

Periods from April 22 to December 31, 2014, January 1 to April 21, 2014, and Year Ended December 31, 2013

(Dollars in Thousands, except per share and unit data)

	Successor	Predecessor
	Period from April 22 to December 31, 2014	Period from January 1 to April 21, 2014	Year Ended December 31, 2013
Revenue:
Security Technology	$268,852	$63,550	$279,900
Security Services	53,645	19,203	59,252

Total revenue	322,497	82,753	339,152

Costs of sales:
Security Technology	195,081	44,315	203,831
Security Services	34,644	12,811	37,685

Total costs of sales	229,725	57,126	241,516

Gross profit	92,772	25,627	97,636

Operating expenses:
Selling, general and administrative expenses	71,160	24,527	80,883
Amortization of acquired intangibles	6,042	382	1,266
Other expense	8,927	50	1,041

Total operating expenses	86,129	24,959	83,190

Operating income	6,643	668	14,446

Non-operating income (expense):
Other income	24	28	55
Interest expense	(4,342)	(210)	(1,054)
Net foreign currency exchange gain (loss)	(37)	(183)	32

Income before income tax expense	2,288	303	13,479

Income tax benefit (expense)	(2,399)	1,491	(6,694)

Net income (loss)	(111)	1,794	6,785

Other comprehensive income (loss), net of tax:
Cumulative foreign currency translation gain (loss)	(55)	171	(60)

Total other comprehensive income	$(166)	$1,965	$6,725

Earnings (loss) per share (note 12)
Basic	$(62)

Diluted	$(62)

Pro forma earnings per share (note 15)
Basic		$1,011	$3,824

Diluted		$1,011	$3,824

See accompanying notes to consolidated financial statements.

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

Periods from April 22 to December 31, 2014, January 1 to April 21, 2014, and Year Ended December 31, 2013

(Dollars in Thousands, except per share and unit data)

	Predecessor Preferred Units		Predecessor Common Units		Successor Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
	Units	Amount	Units	Amount	Shares	Amount
Predecessor:
Balances, December 31, 2012	285	$—	5	$—	—	$—	$25,432	$2,154	$58	$27,644
Equity-based compensation expense	—	—	1	—	—	—	167	—	—	167
Unit repurchase	(5)	—	—	—	—	—	(549)	—	—	(549)
Net income	—	—	—	—	—	—	—	6,785	—	6,785
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	(60)	(60)

Balances, December 31, 2013	280	—	6	—	—	—	25,050	8,939	(2)	33,987
Net income	—	—	—	—	—	—	—	1,794	—	1,794
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	171	171

Balances, April 21, 2014	280	—	6	—	—	—	25,050	10,733	169	35,952

Successor:
Elimination of predecessor equity as a result of pushdown accounting (note 1)	(280)	—	(6)	—	—	—	(25,050)	(10,733)	(169)	(35,952)
Issuance of successor common stock	—	—	—	—	1,428	—	122,694	—	—	122,694
Successor common stock in exchange for predecessor preferred units	—	—	—	—	177	—	15,241	—	—	15,241
Equity-based compensation expense	—	—	—	—	—	—	467	—	—	467
Net income	—	—	—	—	—	—	—	(111)	—	(111)
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	(55)	(55)

Balances, December 31, 2014	—	$—	—	$—	1,605	$—	$138,402	$(111)	$(55)	$138,236

See accompanying notes to consolidated financial statements.

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Periods from April 22 to December 31, 2014, January 1 to April 21, 2014, and Year Ended December 31, 2013

(Dollars in Thousands, except per share and unit data)

	Successor	Predecessor
	Period from April 22 to December 31, 2014	Period from January 1 to April 21, 2014	Year Ended December 31, 2013
Cash flows from operating activities:
Net income (loss)	$(111)	$1,794	$6,785
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Bad debt allowance	29	94	614
Depreciation and amortization	7,699	1,063	3,566
Amortization of deferred financing costs	653	—	—
Equity-based compensation	467	—	167
Deferred taxes	2,842	(1,218)	(937)
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(101,490)	66,965	(38,946)
Other current assets	516	(8,311)	(1,999)
Increase (decrease) in:
Accounts payable	100,242	(46,609)	26,699
Accrued expenses	5,196	(5,596)	6,364
Deferred revenue	1,240	(575)	1,083

Net cash provided by operating activities	17,283	7,607	3,396

Cash flows from investing activities:
Proceeds from sale of property and equipment	9	6	42
Purchase of property and equipment	(2,011)	(732)	(3,246)

Net cash used in investing activities	(2,002)	(726)	(3,204)

Cash flows from financing activities:
Net proceeds (payments) from PNC revolving note	(25,041)	(177)	2,306
Payments to JPM revolving credit	(65,836)	—	—
Proceeds from JPM revolving credit	65,836	—	—
Proceeds from term loan, net	75,536	—	—
Payments on secured term loan	(400)	—	(2,236)
Proceeds from State of Maryland term loan	—	—	300
Unit repurchase / retirement	—	—	(100)
Payments to predecessor unit holders and to settle phantom unit awards	(173,519)	—	—
Proceeds from common stock in Accuvant/Blackstone transaction	122,694	—	—
Proceeds from issuance of common stock	2,772	—	—

Net cash provided by (used in) financing activities	2,042	(177)	270

Effect of exchange rate changes on cash and cash equivalents	(55)	171	(60)
Change in cash and cash equivalents	17,268	6,875	402
Cash and cash equivalents, beginning of period	7,309	434	32

Cash and cash equivalents, end of period	$24,577	$7,309	$434

Supplemental disclosures:
Cash paid (received) for:
Interest	$3,442	$179	$670
Taxes	(370)	2,414	5,501

Non-cash financing activities:
Notes issued in exchange for predecessor preferred units	$—	$—	$462
Successor common stock and common stock subject to put rights in exchange for predecessor preferred units	29,010	—	—

See accompanying notes to consolidated financial statements.

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Dollars in thousands, except per share and unit data)

(1) Nature of Operations

Accuvant Holdings Corporation, a Delaware corporation (“Accuvant”), through its wholly owned subsidiaries, provides end-to-end cyber security solutions, which includes a combination of products and services. When delivering solutions, Accuvant provides security consulting and managed security services and third-party hardware products and services. Through its depth and breadth of offerings, extensive capabilities and expertise in cyber security strategy, regulatory compliance, tactics and technology, Accuvant helps companies, governments and educational institutions address their full range of cyber risk and security needs in a customized and integrated fashion. Accuvant has offices across the United States and an office in Canada.

Accuvant was acquired by Blackstone Capital Partners VI L.P. and Blackstone Family Investment Partnership VI—ESC L.P. affiliated with The Blackstone Group L.P. (collectively, “Blackstone”) on April 22, 2014 as a result of the transaction described in note 3. As a result of Accuvant’s election to apply pushdown accounting, a new basis of accounting was established on April 22, 2014 to reflect Blackstone’s basis in Accuvant. In these consolidated financial statements, the results of operations and cash flows of Accuvant for the period from April 22 to December 31, 2014 and the financial position of Accuvant after April 22, 2014 are referred to as Successor consolidated financial statements and the financial position, results of operations and cash flows of Accuvant prior to April 22, 2014 are referred to as Predecessor consolidated financial statements. The Predecessor and Successor consolidated financial statements are not comparable primarily because the Successor consolidated statements of operations and other comprehensive income reflect the application of push down accounting as of April 22, 2014, of which the most significant implications are increased depreciation and amortization expense and increased interest expense associated with debt financing arrangements subsequently pushed down to Accuvant’s balance sheets.

As described in note 3, as part of the merger of Firewall Acquisition Holdings, Inc. and its subsidiaries, including FishNet Holdings, Inc. (collectively, “FishNet Security”), Optiv Inc. (“Optiv”), formerly known as AF Security Holdings Corp. (“AF Security”), was incorporated on October 23, 2014. Accuvant became a wholly-owned subsidiary of Optiv on January 28, 2015. See note 3 for additional information. In these consolidated financial statements, Optiv, AF Security, Accuvant and their respective subsidiaries are referred to as the “Company”.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) pursuant to the rules and regulations of the Securities and Exchange Commission. The Company consolidates financial statements of all entities in which it has a controlling financial interest, including the accounts of wholly owned subsidiaries. All intercompany transactions and accounts have been eliminated in consolidation.

(b) Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Dollars in thousands, except per share and unit data)

disclosure of contingent assets and liabilities at the date of the consolidated balance sheets, and the reported amounts of revenue and expenses during the reporting period. Significant estimates include the Company’s allowance for doubtful accounts and sales returns, valuation of deferred tax assets, fair value of acquired assets and liabilities assumed, valuation of equity-based compensation grants, estimates of the stage of completion of fixed fee consulting contracts and estimates of the stand-alone selling price of products and consulting services sold on a combined basis. Actual results could differ from these estimates.

(c) Foreign Currencies

The Company uses the U.S. dollar as its reporting currency. The Company’s foreign subsidiaries use the local currency as their functional currency. Accordingly, assets and liabilities of the foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the balance sheet dates. Income and expense items are translated at the average exchange rate for each month within the year. The resulting translation adjustments are recorded directly in accumulated other comprehensive income as a separate component of shareholders’ equity. Net foreign currency transaction gains/losses, including transaction gains/losses on intercompany balances that are not of a long-term investment nature and nonfunctional currency cash, accounts receivable and payable balances are reported as a separate component of nonoperating (income) expense in the consolidated statements of operations. Foreign currency translation adjustments are reclassified into the consolidated statements of operations when our interest in subsidiaries with a functional currency is substantially liquidated.

(d) Cash and Cash Equivalents

The Company’s cash equivalents were primarily comprised of short term liquid investments and bank deposits. The Company considers all highly liquid debt instruments with original maturities at time of purchase of three months or less to be cash equivalents.

The Company maintains its cash accounts primarily with a major U.S. bank. The total cash balances are insured by the Federal Deposit Insurance Corporation (the “FDIC”) up to $250 per bank. At times, the amount of the Company’s cash and cash equivalent exceeds the balance insured by the FDIC. Foreign bank accounts are maintained in minimal amounts for transaction purposes in Canada, Spain and the Netherlands.

(e) Accounts Receivable

The Company’s accounts receivable are unsecured and the Company is at risk to the extent such amounts become uncollectible. The Company sells products and services generally on net 30-day terms. The Company does not normally charge financing fees on late payments.

Management continually monitors accounts receivable balances and provides for an allowance for doubtful accounts. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. Accounts receivable are charged to the allowance for doubtful accounts when the Company has exhausted all reasonable means of collection or when the Company no longer believes that it is probable that it will collect the receivable and the Company becomes aware of a client’s or vendor’s inability to meet its financial obligations. Such awareness may be as a result of bankruptcy filings, or deterioration in the client’s or vendor’s operating results or financial position. Recoveries of trade receivables previously written off are recorded when received.

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Dollars in thousands, except per share and unit data)

(f) Property and Equipment

Property and equipment are stated at cost, or at estimated fair value if acquired through a business combination, net of accumulated depreciation and amortization.

Expenditures for ordinary maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the account and any gain or loss is reflected in the consolidated statements of operations. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. The estimated useful lives of the property and equipment are as follows:

Asset	Useful lives
Computer hardware and software	3-5 years
Furniture and fixtures	3-5 years
Leasehold improvements	Shorter of lease term or 3-5 years

(g) Goodwill and Acquired Intangible Assets

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is not amortized but is reviewed for impairment at least annually.

Intangible assets acquired in a business combination are recorded at fair value, while intangible assets acquired in the normal course of business are recorded at their cost. Intangible assets are amortized over their estimated useful lives using the straight-line method, with the exception of indefinite lived intangible assets, which are not amortized. The estimated useful lives of the acquired intangible assets are as follows:

Asset	Useful lives
Customer relationships	7-10 Years
Noncompete agreements	5 Years
Trade names	5 Years

(h) Accounting for the Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, and acquired intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models and quoted market values, as considered necessary.

Goodwill is reviewed for impairment at least annually. The Company has elected to first assess qualitative factors to determine whether it is more likely than not that the fair value of each reporting unit is less than its carrying amount. If the Company determines that it is more likely than not that the fair value of each reporting

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Dollars in thousands, except per share and unit data)

unit is less than its carrying amount, then the two-step goodwill impairment test will be performed. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis.

(i) Income Taxes

Optiv follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The amount of unrecognized tax benefits is adjusted as appropriate for changes in facts and circumstances, such as significant amendments to existing law, new regulations or interpretation by the taxing authorities, new information obtained during a tax examination, or resolution of an examination.

The Company had no liabilities for uncertain tax positions as of December 31, 2014 or 2013.

(j) Revenue Recognition

The Company focuses on providing cyber security solutions, which includes a combination of products and services. The Company generates revenue by providing security consulting and managed security services, which are presented in Security Services, and from the sale of third-party hardware products, shipping and handling fees, software licenses, support and maintenance, which are presented in Security Technology. Provisions are made for estimated product returns expected to occur based upon historical return rates.

Contracts for consulting services have different terms based on the scope, deliverables and complexity of the engagement, which require management to make judgments and estimates in recognizing revenue. Fees for these contracts may be in the form of time-and-materials or fixed-price. Revenue for consulting services is recognized as work is performed and amounts are earned. The Company considers amounts to be earned once evidence of an arrangement has been obtained, services are performed, fees are fixed or determinable and

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Dollars in thousands, except per share and unit data)

collectability is reasonably assured. For contracts with fees based on time-and-materials, the Company recognizes revenue over the period of performance. For fixed-price contracts, depending on the specific contractual provisions and nature of the deliverables, revenue is recognized on a proportional performance model based on level of effort.

Sales are recognized when title and risk of loss are passed to the client, there is persuasive evidence of an arrangement for sale, delivery has occurred and/or services have been rendered, the sales price is fixed or determinable and collectability is reasonably assured. The Company’s standard sales terms are F.O.B. shipping point or equivalent, at which time title and risk of loss have passed to the client. However, because the Company either (i) in rare cases, has absorbed losses in the event of damaged and lost shipments or (ii) has specifically stated F.O.B. destination contractual terms with the client, delivery is not deemed to have occurred until the point in time when the product is received by the client.

The Company recognizes revenue and the associated costs of goods sold for the sales of third party hardware products and software licenses on a gross basis since it serves as the primary obligor, sets the price to its customers, carries the credit risks, and works with its customers in choosing the right vendor.

Revenue related to the sales of third party software maintenance, support, and subscription services is recognized when the customers have access to the services. The provision of these services is generally supplemented by contracts between the Company’s vendors and its customers. The Company reports revenue from the sales of third party software maintenance, support and subscription services net of fulfillment costs in the accompanying consolidated statements of operations as the Company is not the primary obligor in these transactions.

The gross billings to the Company’s customers for the gross sales of third party software maintenance, support and subscription services is reported in accounts receivable and billings from its vendors that provide these services are reported in accounts payable. The Company bears the credit risk associated with the collections from its customers and is separately obligated to pay its vendors for these services.

When sales arrangements with customers include a combination of hardware, software licenses, software maintenance, support, and subscription services at the same time, referred to as multiple element arrangements, the Company allocates revenue to each deliverable based on a selling price hierarchy. Each deliverable, within a multiple element arrangement, is accounted for as a separate unit of accounting as long as the delivered services or products have value to the customer on a stand-alone basis. The selling price for a deliverable is based on either vendor specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available or best estimated selling price (“BESP”) if neither VSOE nor TPE is available. Total consideration is allocated to all deliverables using the relative selling price method and the Company then recognizes revenue on each deliverable in accordance with its policies for product and service revenue recognition. The Company limits the amounts of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services or subject to customer specific return or refund privileges.

Deferred revenue includes (1) payments received from customers in advance of providing the products or performing services, and (2) amounts deferred if other conditions of revenue recognition have not been met. These amounts relate to service contracts including consulting and managed services for which the revenue is recognized ratably over the applicable term, based upon performance or a time and material basis.

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Dollars in thousands, except per share and unit data)

(k) Costs of Sales

Product cost of sales include product costs, outbound and inbound freight costs and vendor rebates. Service costs of sales include direct costs incurred associated with delivering services such as salaries, wages, bonuses employment-related expenses, traveling expenses and subcontract fees. It excludes depreciation and amortization of acquired intangible assets and does not include any allocations of overhead costs. These costs are reduced by provisions for supplier discounts and certain payments and credits received from vendor partners.

(l) Selling, General and Administrative Expenses

Selling, general and administrative expenses include salaries and wages, bonuses and incentives, stock-based compensation expense, employment-related expenses, facility-related expenses, professional fees, provisions for losses on accounts receivable and marketing expenses. The marketing expenses were partially offset by vendor partner funding earned pursuant to shared marketing expense programs recorded as a reduction of selling, general and administrative expenses.

(m) Fair Value Estimates

Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair values of the financial instruments held by the Company as of December 31, 2014 and 2013 represent the amounts that would be received from the sale of those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances, including expected cash flows and appropriately risk adjusted discount rates, available observable and unobservable inputs.

The Company’s financial instruments, including trade accounts receivable, other receivables, and accounts payable, are carried at cost, which approximates fair value due to the short-term maturity of these instruments. The recorded value of the Company’s line of credit and long-term debt approximates its fair value as it bears interest at a floating rate.

U.S. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Dollars in thousands, except per share and unit data)

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.

As of December 31, 2014 and 2013, the Company had no assets or liabilities that were measured and recorded at fair value on a recurring basis.

(n) Equity-Based Compensation

The Company may grant common stock options to employees, directors, other service providers or independent contractors. The options are accounted for as equity and are measured at the grant date fair value of the options. The Company estimates grant date fair value using the Black-Scholes-Merton option pricing model for time-based option grants and a Monte Carlo model for exit option grants. Estimated forfeiture rates have been developed based upon historical experience.

For time-based options, the Company recognizes the grant date fair value granted to employees and directors in exchange for services as compensation expense over the requisite service period. For exit options, the Company recognized the grant date fair value granted to employees and directors in exchange for services as compensation expense when the condition is satisfied.

(o) Leases

The Company leases substantially all of its office facilities and certain equipment under operating leases that expire at various dates. Rent expense for operating leases, which may include rent holidays or fixed escalation amounts in addition to minimum lease payments, is recognized on a straight-line basis over the duration of each lease term. Certain operating leases require the payment of real estate taxes or other occupancy costs, which may be subject to escalation.

(p) Deferred Financing Costs

Debt financing costs associated with the Company’s revolving credit facility and notes payable are presented as a direct deduction to long-term debt and are amortized over the term of the related debt instrument. Amortization of deferred financing costs was $653, $0 and $0 for the periods from April 22 to December 31, 2014, January 1 to April 21, 2014 and the year ended December 31, 2013, and is included in interest expense in the consolidated statements of operations.

(q) Earnings per Share

The Company computes basic earnings per share by dividing net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net income per share reflects the potential dilution of stock options that could be exercised or converted into shares of common stock, and is computed by dividing net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding plus the potentially dilutive effect of stock options.

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Dollars in thousands, except per share and unit data)

(r) Common Stock Subject to Put Rights

Some of the shares of common stock are subject to put rights. If the participants’ employment terminates due to death or disability, the participants or their family has the right to put back their shares of common stock to the Company at fair value. As such, the shares of common stock are considered contingently redeemable for accounting purpose and are classified as temporary equity. The Company has not adjusted the shares of common stock to their maximum cash obligation at each reporting period as the redemption of such common stock is not deemed probable of occurrence during the periods presented. The redemption is not considered probable as the redemption is contingent on the occurrence of such termination due to death or disability.

(s) Reverse Stock Split

On January 27, 2015, the Company’s board of directors approved a reverse stock split of 1 share for each 85,931 shares of common stock outstanding. All issued and outstanding shares of common stock, vested and unvested stock options, restricted stock, phantom unit and per share amounts contained in the consolidated financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented.

(t) Significant Risks and Uncertainties Including Concentrations of Credit Risk

Customer and Credit Risk

Financial instruments potentially subjecting the Company to concentrations of credit risk consist principally of accounts receivable. No customer had balances representing 5% and 8% or more of the Company’s consolidated accounts receivable as of December 31, 2014 and 2013, respectively. Furthermore, no single customer accounted for greater than 10% of the Company’s sales during the periods from April 22 to December 31, 2014, the period from January 1 to April 21, 2014, and for the year ended December 31, 2013.

Supplier Risk

Although brand names and individual products are important to the Company, the Company believes that competitive sources of supply are available in substantially all of its product categories such that the Company is not dependent on any single supplier for sourcing products. For the period from April 22 to December 31, 2014, total purchases from the top three suppliers represented 15%, 14% and 12%, respectively. For the period from January 1 to April 21, 2014, total purchases from the top three suppliers represented 17%, 12% and 10%, respectively. For the year ended December 31, 2013, total purchases from the top three suppliers represented 17%, 11%, and 8%, respectively.

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. The Company is exposed to market risk from changes in interest rates on debt, which bears interest at variable rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond the Company’s control. The Company’s debt has floating interest rates. The Company is exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates for its floating rate debt. The Company’s floating rate debt requires payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce the Company’s net income by increasing the cost of debt.

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Dollars in thousands, except per share and unit data)

(u) New Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, in May 2014. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for public companies annual reporting periods beginning after December 15, 2017. The Company expects to implement the provisions of ASU 2014-09 as of January 1, 2018. The Company has not yet determined the impact of the new standard on its current policies for revenue recognition.

In November 2014, the FASB issued ASU No. 2014-17, Business Combinations (Topic 805): Pushdown Accounting. ASU 2014-17 provides an acquired entity an option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. The Company has adopted and applied this accounting standard in the period ended December 31, 2014.

In April 2015, the FASB issued a new accounting standard to simplify the presentation of debt issuance costs. ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, changes the presentation of debt issuance costs in financial statements. Under ASU 2015-03, an entity will present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. The ASU is effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 with early adoption permitted. The guidance will be applied retrospectively to all prior periods (i.e., the balance sheet for each period will be adjusted). The Company has adopted this accounting standard in the period ended December 31, 2014 and reclassified the previously presented amounts of $3,705 from prepaid expense and other current assets to long-term debt.

(3) Business Combination

Accuvant/Blackstone Transaction

As of April 22, 2014, in accordance with a Merger and Contribution Agreement dated as of March 10, 2014 (the “Accuvant/Blackstone Transaction”), Blackstone acquired a majority stake in Accuvant Holdings Corporation.

Pursuant to the terms and conditions of the Merger and Contribution Agreement, the predecessor unitholders, inclusive of Accuvant’s management, Sverica International Investment Fund III LP (Sverica), Otter Capital LLC (Otter), and Polar Bear Investments, LLC (Polar Bear), contributed rollover equity for shares of common stock in Accuvant Holdings Corporation. Blackstone contributed cash in exchange for shares of common stock of Accuvant Holdings Corporation.

In connection with the execution of the transaction, Accuvant entered into two debt financing arrangements. For additional information, see note 8.

The transaction was funded with a combination of (i) cash contributions from Blackstone, (ii) rollover equity contributions by Sverica, Otter, and Polar Bear, (iii) rollover equity contributions by the predecessor

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Dollars in thousands, except per share and unit data)

individual stockholders, (iv) the net proceeds (after deducting certain transaction expenses) from the Credit Suisse Term Loan (as defined and described in note 8), and (v) borrowings under the ABL Credit Facility (as defined and described in note 8).

For accounting purposes, the Accuvant/Blackstone Transaction was treated as the acquisition of Accuvant by Blackstone. In this regard, the purchase price consideration paid to acquire Accuvant was pushed down and is reported in the Company’s consolidated financial statements as set forth below:

Cash(a)	$198,560
Rollover equity	29,010
Assumption of other long-term debt (Maryland Note)	309

Total purchase price	$227,879

(a)	Represents total cash paid to predecessor unit holders, to settle Phantom Unit awards (note 6) and to settle revolving credit note (note 8).

A reconciliation of the purchase consideration pushed down to amounts recorded in the opening additional paid-in capital of $137,935 and temporary equity of $13,768 (including a deduction of a $773 note receivable) is set forth below. See note 4 for further discussions:

Total purchase price	$227,879
Contributed debt	(86,845)
Contributed other net assets	10,669

Opening push-down accounting	$151,703

Contributed debt consists of secured term loan (note 8b), State of Maryland term loan, and a revolving credit note (note 8a). Contributed other net assets consists of net working capital, the fair value of net fixed assets, notes receivable, and net deferred tax liability. Direct transaction costs associated with the Accuvant/Blackstone Transaction of $8,118 of which $4,417 was paid to Blackstone for their advisory services, including professional fees and other related costs, have been expensed as incurred.

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Dollars in thousands, except per share and unit data)

The Accuvant/Blackstone Transaction has been accounted for using the acquisition method of accounting, whereby the total purchase price was allocated to the acquired identifiable net assets based on assessments of their respective fair values, and the excess of the purchase price over the fair values of these identifiable net assets was allocated to goodwill. A summary of the purchase price and opening balance sheet pushed down to Accuvant as of the April 22, 2014 acquisition date is presented in the following table. The opening balance sheet presented below reflects the Company’s final purchase price allocation.

Cash and cash equivalents	$7,309
Accounts receivable	82,405
Income tax receivable	5,620
Other current assets	24,156
Current deferred tax asset	1,469
Property and equipment	4,175
Trade name	6,000
Customer relationships	75,000
Goodwill	144,195
Other assets	212
Accounts payable	(69,912)
Accrued expenses	(26,330)
Deferred revenue	(2,203)
Long-term deferred tax liability	(24,217)

Total purchase price	$227,879

Customer relationships were fair valued using an excess earnings method, using various level 3 fair value inputs such as the estimated customer attrition rate, future earnings forecast, the amount of contributory asset charges, and a discount rate. Trade names are valued using a relief from royalty method, which is based upon comparable market royalty rates for trade names of similar value. The goodwill recognized in connection with the Accuvant/Blackstone Transaction is attributable to the excess above the fair value of the net assets acquired representing the future growth opportunities anticipated. Goodwill is not deductible for tax purposes.

FishNet Security Merger

On January 28, 2015, Accuvant completed the merger of FishNet Security pursuant to an Agreement and Plan of Merger dated as of November 4, 2014 (the “FishNet Security Merger Agreement”). FishNet Security specialized in information security solutions and designs and executes strategies tailored to the assessment, compliance, risk management, and technology needs of its clients. The merger combined the operations of Accuvant and FishNet Security, and created economies of scale in delivering products and services to customers.

Pursuant to the FishNet Security Merger Agreement, Optiv was incorporated on October 23, 2014 and became a privately-held parent entity of Accuvant and FishNet Security on January 28, 2015 in the following transactions:

•	Each share of common stock of Accuvant was exchanged for 1,800 shares of Optiv, representing 74.8% of the total outstanding shares of Optiv.

•	Each share of common stock of FishNet Security was exchanged for 600 shares of Optiv, representing 25.0% of the total outstanding shares of Optiv.

•	An additional 4.60 shares of common stock were issued to employees in exchange for cash, representing 0.2% of the total outstanding shares of Optiv.

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Dollars in thousands, except per share and unit data)

Each Optiv common stockholder is entitled to one vote per share. There are certain additional rights related to corporate governance, transfers and purchase rights outlined in the stockholder agreement.

For accounting purposes, the merger was treated as the acquisition of FishNet Security by Accuvant. In this regard, the equity and cash consideration paid to acquire FishNet Security is set forth below:

Common stock(a)	$64,136
Cash(b)	126,927
Long-term debt repaid upon the completion of merger(c)	186,494

Total purchase price	$377,557

(a)	Represents the fair value of the 600 shares of Optiv common stock issued to FishNet Security stockholders in connection with the FishNet Security Merger Agreement.
(b)	Represents total cash paid to former stockholders of FishNet Security, to settle FishNet Security vested options and for certain working capital adjustments, net.
(c)	Represents long term debt repaid on behalf of the former owners.

Cash paid as part of the FishNet Security Merger Agreement was funded with a combination of the proceeds from the First and Second Lien Term Loans (see note 14 for further details) and the Company’s existing liquidity.

This merger was accounted for using the acquisition method of accounting, whereby the total purchase price was allocated to the acquired identifiable net assets based on assessments of their respective fair values, and the excess of the purchase price over the fair values of these identifiable net assets was allocated to goodwill. A summary of the purchase price and opening balance sheet for FishNet Security as of the January 28, 2015 merger date is presented in the following table. The opening balance sheet presented below reflects the Company’s preliminary purchase price allocation. Purchase price allocation is preliminary pending finalization of the estimated fair values of acquired intangible assets and the associated deferred tax assets and liabilities.

Cash and cash equivalents	$46,653
Accounts receivable	148,637
Prepaid expenses and other current assets	7,818
Current deferred tax asset	9,957
Property and equipment	8,702
Intangible assets	135,000
Goodwill	259,612
Other assets	92
Accounts payable	(152,621)
Customer prepaid and deferred revenue	(12,100)
Other accrued expenses	(21,873)
Other liabilities	(1,309)
Long-term deferred tax liability	(51,011)

Total purchase price	$377,557

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Dollars in thousands, except per share and unit data)

Customer relationships were fair valued using an excess earnings method, using various level 3 fair value inputs such as the estimated customer attrition rate, future earnings forecast, the amount of contributory asset charges, and a discount rate. Trade names were valued using a relief from royalty method, which is based upon comparable market royalty rates for trade names of similar value. The goodwill recognized in connection with this merger is attributable to the excess above the fair value of the net assets acquired representing the future growth opportunities anticipated. Goodwill is not deductible for tax purposes.

Results of operations for FishNet Security, including its wholly owned subsidiary, Fishnet, are included in the consolidated financial statements beginning on January 28, 2015.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information reflects the consolidated results of operations of the Company as if the Accuvant/Blackstone Transaction had occurred on January 1, 2013, and as if the FishNet Security Merger had occurred on January 1, 2014. The historical financial information has been adjusted to give effect to events that are (1) directly attributed to the acquisition, (2) factually supportable and (3) expected to have a continuing impact on the combined results. Such items include transaction expenses, amortization expense and interest expense. This unaudited pro forma financial information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the merger had actually occurred on that date, nor of the results that may be obtained in the future.

	Year Ended December 31, 2014	Year Ended December 31, 2013
Total revenue	$783,004	$339,152
Net income (loss)	(25,574)	(7,588)

(4) Employee Stock Loans

In conjunction with the Accuvant/Blackstone Transaction, the Company had a $200 note receivable due to Accuvant by a stockholder as of December 31, 2014. When the note receivable is paid, the stockholder will receive common stock. The receivable is presented in the balance sheet as a deduction from temporary equity.

(5) Property and Equipment

Property and equipment consisted of the following at December 31:

	Successor	Predecessor
	2014	2013
Leasehold improvements	$795	$1,128
Computer hardware and software	4,409	5,877
Furniture and fixtures	627	1,050
Equipment	349	1,436

	6,180	9,491
Less: accumulated depreciation	(1,657)	(5,358)

	$4,523	$4,133

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Dollars in thousands, except per share and unit data)

During the periods from April 22 to December 31, 2014, January 1 to April 21, 2014, and for the year ended December 31, 2013, the Company recorded depreciation expense of $1,657, $681, and $2,300, respectively, which is presented as selling, general and administrative expenses in the consolidated statements of operations.

(6) Stockholders’ Equity

On April 22, 2014, as a result of the Accuvant/Blackstone Transaction, all of the predecessor’s issued unit capital was cancelled with the holders becoming entitled to receive rollover shares from the Successor. The Company has authorized 2,909 shares of common stock, of which 1,765 were issued due to the Accuvant/Blackstone Transaction. During the 2014 successor period, Accuvant received cash capital contributions of $2,772 in exchange for shares of common stock. As of December 31, 2014, the Company had 1,800 shares of common stock issued and outstanding, 195 shares, of which, were classified as temporary equity. Holders of common stock are entitled to one vote for each share held.

(a) Successor Common Stock Options

Under the 2014 Accuvant Holdings Corporation Stock Incentive Plan (the “Plan”), the Board of Directors (Board) may grant up to 344 options to key employees, directors, other service providers or independent contractors (the “Participants”). Options under the Plan are granted at the discretion of the Company’s Board; as such, the Board has full authority to establish the terms and conditions of any award consistent with the provisions of the Plan and to waive any such terms and conditions at any time. Certain of the options vest with the passage of time (“time options”) and the remaining vest when certain investment returns are achieved by certain of the Company’s investors (“exit options”). Of the time options, 20% vest on the first anniversary and annually thereafter over a period of four years following the first anniversary date. In addition, time options vest fully upon a change in control.

Exit options vest when certain investment returns are achieved by the Company’s investors affiliated with Blackstone while the employee continues to provide services to the Company or its subsidiaries. There are three market condition levels at which exit options generally vest: (1) if Blackstone receives a return on invested capital of 2.0 times its initial investment and an annual IRR of at least 15%; (2) if the return on invested capital of 3.0 times its initial investment and an annual IRR of at least 25%; and (3) if the return on invested capital of 4.0 times its initial investment and an annual IRR of at least 30%. In the event of an equity transaction, the exit options become vested only if the applicable returns are satisfied. All options that are not vested in accordance with their terms within 10 years are automatically forfeited without consideration.

Equity-based compensation cost of $467, $0, and $167 for the periods from April 22 to December 31, 2014, January 1 to April 21, 2014 and for the year ended December 31, 2013, respectively, are presented within selling, general and administrative expense on the consolidated statements of operations.

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Dollars in thousands, except per share and unit data)

A summary of option activities under the Plan as of April 22, 2014 and December 31, 2014 and changes during the period ended December 31, 2014 is set forth in the following tables:

Time Options	Number of Options	Weighted Average Exercise Price Per Unit	Weighted Average Grant Date Fair Value Per Unit
Outstanding—April 22, 2014	—	$—	$—
Granted	63	85,931	40,935
Cancelled	—	—	—

Outstanding—December 31, 2014	63	85,931	40,935

Exit Options	Number of Options	Weighted Average Exercise Price Per Unit	Weighted Average Grant Date Fair Value Per Unit
Outstanding—April 22, 2014	—	$—	$—
Granted	147	85,931	27,494
Cancelled	—	—	—

Outstanding—December 31, 2014	147	85,931	27,494

The fair value of time options granted to employees, directors, other service providers or independent contractors was estimated at the grant date using the Black-Scholes option pricing model using the following assumptions to estimate the fair value of grants during the period from April 22 to December 31, 2014:

Successor 2014
Expected volatility	53%–56%
Risk-free interest rate	1.5%–1.8%
Expected life (years)	6.5

As of December 31, 2014, the Company had remaining unrecognized compensation cost related to time options of $2,401, which is expected to be recognized over a weighted average period of 4.67 years.

The estimated fair value of exit options is estimated as of the grant date using Monte Carlo simulations, which requires the input of subjective assumptions, including the expected volatility and the expected term. The following table presents the weighted average assumptions used to estimate the fair value of grants during the period from April 22 to December 31, 2014:

Successor 2014
Expected volatility	55%–64%
Risk-free interest rate	1.34%–2.02%
Expected life (years)	4–6

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Dollars in thousands, except per share and unit data)

Option pricing models require input of highly subjective assumptions, including expected price volatility. Expected price volatility is based on the simplified method of the Company’s common stock. Changes in the subjective input assumptions can materially affect the fair value estimate. The expected term of the options granted is derived from the output of the option pricing model and represents the period of time that the options granted are expected to be outstanding. The risk-free rate for the periods within the contractual term of the option is based on the U.S. Treasury yield curve in effect at the date of the grant.

As of December 31, 2014, the Company had remaining unrecognized compensation cost related to exit options of $3,749, which is expected to be recognized over a weighted average period of 4.59 years.

(b) Successor Share Subscription

Under the Share Subscription Agreement, some of the participants have the right to purchase the Company’s shares of common stock at fair value. If the participants’ employment terminates due to death or disability, the participants or their family have the right to put back their shares of common stock to the Company at fair value. The share subscription is treated as an employee stock purchase plan for accounting purposes. The Company has not adjusted the shares of common stock to their maximum cash obligation at each reporting period as the redemption of such shares of common stock is not deemed probable of occurrence during the periods presented. The redemption is not considered probable as the redemption is contingent on the occurrence of such termination due to death or disability. The put rights will expire on the date of an IPO or Change in Control (each as defined in the Share Subscription Agreement). All shares held under the Share Subscription Agreement are treated as outstanding in computing earnings per share. As of December 31, 2014, the shares of common stock under the Share Subscription Agreement and their carrying value were 195 shares and $16,539 (including a deduction of a $200 note receivable), respectively. See note 4 for further discussions. There were no shares of common stock under the Share Subscription Agreement as of December 31, 2013.

As of December 31, 2014, the fair value and maximum cash obligation of common stock under the Share Subscription Agreement was $16,757.

(c) Predecessor Common Unit and Phantom Unit Plan

The Company’s operating agreement authorized the Company to issue common units to persons who provide services to the Company in connection with the performance of such services. All pertinent terms of grants were determined by the Company’s Board.

Per the Accuvant/Blackstone Transaction, on April 22, 2014, all phantom units under the 2008 Phantom Unit Plan, as amended in 2010, vested due to a change of control event. As such, each recipient received a payment equal to the fair market value of each earned and vested unit granted to such recipient. The Phantom Unit payment was included in the purchase price consideration of the transaction. See note 3 for additional details. No additional phantom units have been granted in 2014.

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Dollars in thousands, except per share and unit data)

A summary of the status of the Company’s phantom units and changes during the period from January 1 to April 21, 2014 and the year ended December 31, 2013 is presented below:

	Predecessor
	Period from January 1 to April 21, 2014	Year Ended December 31, 2013
Balance, beginning of period	61	49
Granted	—	19
Forfeited	—	(7)
Vested	(61)	—

Balance, end of period	—	61

(d) Unit Repurchase

In February 2013, the Company repurchased five restricted preferred units from two former employees for a combination of cash and the issuance of a one year subordinated note. In 2014, in conjunction with the Accuvant/Blackstone Transaction, the note was repaid and is no longer outstanding as of December 31, 2014.

(7) Goodwill and Other Intangible Assets

(a) Acquired Intangible Assets

Goodwill and other intangible assets as of December 31, 2014 were recognized as a result of the April 22, 2014 Blackstone acquisition of Accuvant LLC. Prior to April 22, 2014, goodwill and other intangible assets were recognized as a result of Accuvant LLC’s acquisition of Accuvant, Inc. in 2008 and Ciphent Inc. in 2010. Identifiable intangible assets consisted of the following at December 31, 2014 and 2013:

		Successor			Predecessor
		December 31, 2014			December 31, 2013
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizing intangible assets:
Customer relationships	7–10 years	$75,000	$(5,208)	$69,792	$9,800	$(5,474)	$4,326
Non-compete agreements	5 years	—	—	—	800	(766)	34
Trade name	5 years	6,000	(834)	5,166	2,700	(732)	1,968

Total		$81,000	$(6,042)	$74,958	$13,300	$(6,972)	$6,328

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Dollars in thousands, except per share and unit data)

During the periods from April 22 to December 31, 2014, January 1 to April 21, 2014, and for the year ended December 31, 2013, aggregate amortization expense for amortizing intangible assets was $6,042, $382, and $1,266, respectively. Estimated amortization expense for the next five years and thereafter is as follows:

2015	$8,700
2016	8,700
2017	8,700
2018	8,700
2019	7,866
Thereafter	32,292

Total	$74,958

(b) Goodwill

Management utilizes a qualitative assessment for determining whether step one of the goodwill impairment analysis is necessary. In evaluating goodwill on a qualitative basis, management considers whether there were any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environment and how these factors might impact the company’s specific performance in future periods. If the qualitative assessment indicates that step one is necessary, the fair value of each reporting unit in which goodwill resides is compared to its carrying value. At December 31, 2014 and 2013, our qualitative assessment indicated that step one of the goodwill impairment analysis was not necessary.

There were no changes in goodwill during 2013. Changes in the carrying amount of the Company’s goodwill during 2014 by reporting segment are set forth below:

	Successor
	Security Technology	Security Services	Total
Balance, January 1, 2014—Predecessor	$25,577	$9,175	$34,752
Accuvant/Blackstone Transaction (note 3):
Elimination of predecessor goodwill	(25,577)	(9,175)	(34,752)
Addition	106,127	38,068	144,195

Balance, December 31, 2014—Successor	$106,127	$38,068	$144,195

No impairment loss was recorded in 2014 or 2013.

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Dollars in thousands, except per share and unit data)

(8) Debt

The carrying value of the Company’s outstanding debt consists of the following:

	Fiscal year-end
	Successor	Predecessor
	2014	2013
Revolving credit note	$—	$23,837
Secured term loan	79,600	—
Preferred shares reacquisition notes	—	913
State of Maryland term loan	316	306

Balance as of December 31	79,916	25,056
Current maturities of long-term debt	(918)	(24,750)
Deferred financing costs	(3,705)	—

Long-term debt, net of current portion	$75,293	$306

The aggregate contractual maturities of long-term debt for each of the five years and thereafter subsequent to December 31, 2014 are:

2015	$918
2016	800
2017	800
2018	989
2019	800
Thereafter	75,609

Total maturities including revolving	$79,916

The estimated fair value of debt financing is based on the quoted market prices for the same or similar issues, or on the current rates offered to the Company for debt of the same remaining maturities, which would be categorized as a Level 2 measurement in the fair value hierarchy. Due to the repayment of the secured term loan on January 28, 2015, the carrying value of the December 31, 2014 debt financing closely approximated the fair value as of December 31, 2014. Given the repayment of the revolving credit note on April 21, 2014, the carrying value of the debt financing closely approximated the fair value as of December 31, 2013.

(a) Revolving Credit Note

At December 31, 2014, the Company had a $50,000 revolving credit note agreement (the “Agreement”) with its financial institution, expiring on April 22, 2019, at which time the total of outstanding revolving advances will be due and payable in full. As of December 31, 2014, $49,800 was available and unused on the revolving credit note. The Company agreed to pay a commitment fee at an annual rate of 0.25% of the daily average unused portion of the commitment.

The line of credit was collateralized by substantially all of the Company’s assets. Advances under the Agreement accrued interest at a variable rate per annum equal to the higher of either (i) the Base Rate plus 50

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Dollars in thousands, except per share and unit data)

basis points or (ii) the Eurocurrency Rate plus 150 basis points. Interest was being charged at the Eurocurrency Rate plus 150 basis points during the period from April 22 to December 31, 2014. The weighted average interest rate on the line of credit outstanding at December 31, 2014 and 2013 was 2.52% and 2.90%, respectively.

The loan agreement contained certain financial covenants for which the Company was in compliance as of December 31, 2014.

(b) Secured Term Loan

As of April 22, 2014, Accuvant entered into an $80,000 term loan agreement with a bank to fund the Accuvant/Blackstone Transaction. The secured term loan matures on October 21, 2020. Principal payments in an amount equal to 0.25% of the aggregate principal amount of the initial loan outstanding are due on the last business day of each calendar quarter end. The loan bears interest on the outstanding principal amount at a rate per annum equal to the Eurocurrency Rate for such interest period plus the applicable rate. Interest was charged at a rate of 5.75% during the period April 22 to December 31, 2014. The loan agreement contains certain financial covenants for which the Company was in compliance as of December 31, 2014.

(9) Commitment and Contingencies

(a) Operating Leases and Other Commitments

The Company leases facilities under noncancelable operating leases expiring through December 2019. Future minimum lease payments as of December 31, 2014 under these leases were as follows:

2015	$1,812
2016	1,597
2017	1,053
2018	64
2019	5

$4,531

During the periods from April 22 to December 31, 2014, January 1 to April 21, 2014, and the year ended December 31, 2013, total rent expense was $1,521, $643 and $1,908, respectively.

(10) Related Party Transaction

(a) Transaction and Monitoring Fees

The Company has a transaction and monitoring fee agreement with related parties, Blackstone Management Partners LLC (“Blackstone Manager”) and Sverica Capital Management LLC (“Sverica Manager,” or collectively, the “Managers”). The Managers are firms that manage or control funds that hold ownership interests in the Company. In consideration of the Managers’ undertaking due diligence, structural analysis and corporate strategy related to the Accuvant/Blackstone Transaction, the Company paid a transaction fee of $2,250 to the Managers on the April 22, 2014 closing of the Accuvant/Blackstone Transaction.

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Dollars in thousands, except per share and unit data)

The Company is obligated to pay an initial monitoring fee to the Managers during the period from April 22 to December 31, 2014 of $293. On the first day of the fiscal year following the initial monitoring fee, the Company is obligated to pay a monitoring fee to the Managers equal to the greater of $425 per annum or 2% of projected EBITDA, as that term is defined in the agreement. The monitoring fee agreement expires upon a change in control or an initial public offering of the Company’s common stock unless such affiliate of Blackstone elects to cause the agreement to remain in place. During the periods from April 22 to December 31, 2014, the Company recognized a monitoring fee of $293, which has been presented within other expense in the consolidated statements of operations. The Company incurred no transaction and monitoring fees during the period from January 1 to April 21, 2014 and the year ended December 31, 2013. As of December 31, 2014 and 2013, the Company had no accrued transaction and monitoring fees.

(b) Support and Services Fees

The Company has an agreement with Blackstone Manager to provide healthcare advisory services, purchasing services, operational support and to pay out of pocket expenses in exchange for a fee. The Company is obligated to pay support and services fees to the Blackstone Manager equal to the sum of (i) the applicable quarterly fee of $37 (which amount can increase based on the number of employees that receive medical benefits exceeding certain thresholds) and (ii) a monthly employee fee equal to $0.002 per employee that receives medical benefits. During the period from April 22 to December 31, 2014, the Company incurred $123 of support and services fees which has been presented within other expenses in the consolidated statements of operations. The Company incurred no support and services fees during the period from January 1 to April 21, 2014 and the year ended December 31, 2013. As of December 31, 2014 and 2013, the Company had payables of $123 and $0 to Blackstone Manager.

(c) Management Fee

The Company has a management fee agreement with Sverica Manager, which had a majority ownership interest in the Company prior to April 22, 2014. The Company is obligated to pay a management fee to Sverica Manager equal to the greater of $200 per annum or 3% of EBITDA. The Company incurred a management fee of $43, $50 and $590 for the periods from April 22 to December 31, 2014, January 1 to April 21, 2014 and the year ended December 31, 2013, respectively. As of December 31, 2014 and 2013, the Company had accrued management fees of $0 and $434, respectively, which have been presented in other accrued expenses in the consolidated balance sheets. On April 22, 2014, in connection with the Accuvant/Blackstone Transaction, the management fee agreement with Sverica Manager was terminated.

(d) Other Transactions

The Company provides cyber security solutions to Blackstone and to certain affiliates of Blackstone in the ordinary course of its business. During the period from April 22 to December 31, 2014, the period from January 1 to April 21, 2014 and the year ended December 31, 2013, the Company recorded revenue of $2,905, $722 and $1,113 from affiliates of Blackstone, respectively.

The Company entered into a consulting agreement dated as of October 6, 2014 with one of our directors to advise our management team for a fee of $3.5 per week. Pursuant to this agreement, the Company paid the director $55 during the period from April 22 to December 31, 2014, inclusive of related travel and expense reimbursement.

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Dollars in thousands, except per share and unit data)

(11) Income Taxes

Accuvant files a consolidated return with its wholly owned subsidiaries. Income tax expense attributable to income from continuing operations for the periods from April 22 to December 31, 2014, January 1 to April 21, 2014 and the year ended December 31, 2013 consists of:

	Successor	Predecessor
	Period from April 22 to December 31, 2014	Period from January 1 to April 21, 2014	Year Ended December 31, 2013
Income tax expense:
Current income tax (benefit) expense	$(443)	$(273)	$7,631
Deferred income tax (benefit) expense	2,842	(1,218)	(937)

	$2,399	$(1,491)	$6,694

A reconciliation of income tax benefit at the statutory rate to the Company’s actual income tax benefit for the periods from April 22 to December 31, 2014, January 1 to April 21, 2014 and the year ended December 31, 2013 is shown below:

	Successor	Predecessor
	Period from April 22 to December 31, 2014	Period from January 1 to April 21, 2014	Year Ended December 31, 2013
Income tax computed at the statutory rate of 35%	$801	$106	$4,875
State income tax benefit, net of federal taxes	70	(126)	952
Transaction costs	1,369	(1,330)	—
Meals and entertainment	236	55	191
Provision to return true-up	—	(192)	52
Change in valuation allowance	1	3	29
Other	(78)	(7)	595

Income tax expense (benefit)	$2,399	$(1,491)	$6,694

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Dollars in thousands, except per share and unit data)

Significant components of net deferred tax assets and deferred tax liabilities at December 31, 2014 and 2013 are presented below:

	Successor	Predecessor
	2014	2013
Deferred income tax assets:
Net operating loss carryovers(1)	$2,144	$639
Reserves and allowances	882	549
Accrued incentive compensation	1,248	703
Other accrued expenses	242	—
Other	118	—

Total deferred income tax assets	4,634	1,891
Valuation allowance for deferred tax assets	(101)	(96)

Net deferred tax assets	4,533	1,795

Deferred income tax liabilities:
Prepaid expenses	(370)	(200)
Property and equipment	(650)	(801)
Intangible assets	(29,103)	(2,430)

Total deferred income tax liabilities	(30,123)	(3,431)

Net deferred income tax liability	$(25,590)	$(1,636)

(1)	The Internal Revenue Code imposes certain limitation on the use of operating losses to off-set taxable income in subsequent periods. The Company does not anticipate that these limitations will affect the utilization of the carry forwards prior to their expiration. Accordingly, no valuation allowance has been recorded in the U.S. federal or state jurisdictions against the net operating loss carry forwards at December 31, 2014 and 2013 because the Company believes that it is more likely than not that all of the deferred tax assets related to the net operating loss carry forwards will be realized prior to expiration.

The net deferred income tax assets (liabilities) shown above are classified in the Company’s consolidated balance sheet as follows:

	Successor	Predecessor
	2014	2013
Current assets	$2,727	$1,111
Noncurrent liabilities	(28,317)	(2,747)

Total	$(25,590)	$(1,636)

In assessing the realizability of deferred tax assets, management considers that it is more likely than not that all of the deferred tax will be realized other than for losses incurred in the foreign subsidiary. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Dollars in thousands, except per share and unit data)

As of December 31, 2014 and 2013, the Company had no unrecognized tax benefits related to tax positions which, if recognized, would affect the annual effective tax rate. The Company recognizes accrued interest and penalties in income tax expense. The Company had zero accrued interest and penalties as of December 31, 2014 and 2013.

The Company files income tax returns in U.S. federal jurisdiction and various state and foreign jurisdictions. In general, the Company’s filed income tax returns are no longer subject to examination by the respective taxing authorities for the years ended before December 31, 2010. However, to the extent utilized, the Company’s net operating loss carryforwards originating in closed years, remain subject to examination.

(12) Earnings (Loss) Per Share

The Company computes basic earnings (loss) per share by dividing net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding for the period. All shares of common stock held under the successor share subscription are treated as outstanding in computing earnings per share. Diluted earnings (loss) per share reflects the potential dilution of stock options that could be exercised or converted into shares of common stock, and is computed by dividing net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding plus the potentially dilutive effect of stock options.

All net income for the predecessor period from January 1 to April 21, 2014 and the year ended December 31, 2013 was entirely allocable to predecessor preferred units. Additionally, due to the impact of the Accuvant/Blackstone Transaction, the Company’s capital structure for the predecessor and successor periods is not comparable. As a result, the presentation of earnings (loss) per share for the periods prior to the Accuvant/Blackstone Transaction are not meaningful and only earnings (loss) per share for periods subsequent to the Accuvant/Blackstone Transaction are presented herein.

The following table sets forth the computation of the Company’s basic and diluted earnings (loss) per share to common stockholders for the period from April 22 to December 31, 2014:

Successor
Period from April 22 to December 31, 2014
Numerator:
Net loss available to common stockholders	$(111)

Denominator:
Weighted average number of outstanding shares of common stock—Basic	1,784
Weighted average dilutive effect of stock options	—

Weighted average number of outstanding shares of common stock—Diluted	1,784

Earnings (loss) per share:
Basic	$(62)
Diluted	$(62)

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Dollars in thousands, except per share and unit data)

(13) Segment Information

The Company conducts its business within the following reportable segments: Security Technology and Security Services. The Company evaluates the performance of its reportable segments using “segment profits” which include general and administrative expenses that are directly related to the reportable segments. The caption “Other unallocated expenses” in the subsequent discussion represents a portion of selling, general and administrative expenses, amortization and other expense that the Company does not allocate to reportable segments. The Company’s chief operating decision maker monitors assets for the consolidated company but does not use assets by reportable segments when assessing performance or making reportable segment resource allocations.

A reconciliation of segment profits to net income (loss) consists of the following:

	Successor	Predecessor
	Period from April 22 to December 31, 2014	Period from January 1 to April 21, 2014	Year Ended December 31, 2013
Segment Revenues:
Security Technology	$268,852	$63,550	$279,900
Security Services	53,645	19,203	59,252

Total segment revenues	322,497	82,753	339,152

Segment Profits:
Security Technology	73,771	19,235	76,069
Security Services	12,506	3,773	13,396

Total segment profits	86,277	23,008	89,465
Selling, general and administrative expenses (unallocated)	64,665	21,908	72,712
Amortization (unallocated)	6,042	382	1,266
Other expense (unallocated)	8,927	50	1,041

Operating income	6,643	668	14,446
Non-operating income (expense)	(4,355)	(365)	(967)
Income tax benefit (expense)	(2,399)	1,491	(6,694)

Net income (loss)	$(111)	$1,794	$6,785

Geographic Areas

Revenue to customers outside of the United States was approximately 2% of the Company’s total revenue in both 2014 and 2013. Approximately 1% of the Company’s long-lived assets were located outside of the United States as of December 31, 2014 and 2013.

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Dollars in thousands, except per share and unit data)

(14) Subsequent Events

The Company notes the following subsequent events:

First and Second Lien Term Loans

On January 28, 2015, the Company entered into a $300,000 first lien credit agreement and $110,000 second lien credit agreement with the lenders, expiring on January 28, 2022 and January 28, 2023, respectively. The loan proceeds were used to finance the FishNet Security Merger and to pay off the prior secured term loan.

As of May 13, 2015, the Company entered into Amendment No. 1 to the first and second lien credit agreements to increase the initial term commitments by $110,000 and $85,000, respectively, to finance a $241,819 dividend payment to the existing stockholders.

As of June 22, 2015, the Company repaid $1,025 on the first lien term loan, $140 of which was repaid to a related party, Blackstone.

Successor Common Stock Options

On January 28, 2015, in conjunction with the FishNet Security Merger, the 2014 Accuvant Holdings Corporation Stock Incentive Plan was replaced by the 2014 AF Security Holdings Corporation Stock Incentive Plan. The terms of both plans were the same except the number of authorized shares was increased from 254 shares to 344 shares.

On May 14, 2015, the Company declared and paid a dividend of $99,683 per share, or $241,819 in the aggregate, to the common stockholders. In connection with the dividend, the Company’s board of directors approved a modification to all options outstanding through a combination of exercise price reductions and/or cash payments to option holders. The reduction of the exercise prices of each outstanding option was as follows:

•	from $26,435 and $85,931 per share to $1,515 per share

•	from $105,743 per share to $6,060 per share

The Company is required to make cash payments of $74,762 per share and $15,268 per share, or $3,185 in the aggregate to option holders with exercise prices of $0 and $1,515 per share, respectively, when the options become vested. On May 14, 2015, the Company paid a dividend of $181 to the option holders.

Trade Name Changed to Optiv

Upon the original acquisition of Accuvant by Blackstone, the Company recognized the Accuvant trade name as an intangible asset and determined that useful lives of the trade names were to be five years. Given the rebranding of the trade name to Optiv effective July 1, 2015, the Company accelerated the amortization of the historical book value associated with the Accuvant trade name through June 30, 2015. In May and June 2015, additional amortization totaling approximately $4,567 was recorded. As a result, as of June 30, 2015, the Company fully amortized the trade name intangible asset as it was no longer in use.

Private Placements of Common Stock

In September 2015, the Company issued and sold approximately 7.5654 shares of its common stock to certain of its directors for an aggregate purchase price of $547.

ACCUVANT HOLDINGS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Dollars in thousands, except per share and unit data)

(15) Pro Forma Information (unaudited)

The Company has not presented historical basic and diluted earnings per share for the period from January 1 to April 21, 2014 and the year ended December 31, 2013 because net income for the predecessor period from January 1 to April 21, 2014 and the year ended December 31, 2013 was entirely allocable to predecessor preferred units and the capital structure for the periods before and after the Accuvant/Blackstone Transaction are not comparable. As a result, the presentation of earnings (loss) per share for the periods prior to such transaction is not comparable and meaningful. The Company has accordingly presented pro forma basic and diluted earnings per share for the predecessor period.

Pro forma basic and diluted earnings per share are computed by dividing net income by the basic and diluted pro forma weighted average number of shares of common stock outstanding, after assuming the successor capital structure in the predecessor period. All shares of common stock held under the successor share subscription are treated as outstanding in computing pro forma earnings per share.

The computation of pro forma basic and diluted earnings per share for the periods from January 1 to April 21, 2014 and the year ended December 31, 2013 is as follows:

	Predecessor
	Period from January 1 to April 21, 2014	Year Ended December 31, 2013
Numerator:
Net income available to common stockholders	$1,794	$6,785

Denominator:
Pro forma weighted average number of outstanding shares of common stock	1,744	1,774

Pro forma earnings per share:
Basic	$1,011	$3,824

Diluted	$1,011	$3,824

OPTIV INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

June 30, 2015 (unaudited) and December 31, 2014

(Dollars in thousands, except per share and unit data)

	Successor
	June 30, 2015	December 31, 2014
Assets
Current assets:
Cash and cash equivalents	$18,013	$24,577
Accounts receivable, net of allowance of $609 (unaudited) and $547 at June 30, 2015 and December 31, 2014, respectively	274,712	183,865
Income tax receivable	13,900	5,549
Other current assets	23,168	17,533
Current deferred tax asset	12,684	2,727

Total current assets	342,477	234,251
Property and equipment, net	13,489	4,523
Intangible assets, net	195,269	74,958
Goodwill	403,807	144,195
Other assets	1,346	219

Total assets	$956,388	$458,146

Liabilities, Temporary Equity and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$254,293	$170,155
Accrued expenses	40,453	25,243
Deferred revenue	16,210	3,445
Current portion long-term debt	4,100	918

Total current liabilities	315,056	199,761

Other liabilities	1,283	—
Long-term debt, net of current portion	603,698	75,293
Long-term deferred tax liability	75,737	28,317

Total long-term liabilities	680,718	103,610

Commitment and contingencies (note 8)
Temporary equity—common shares, subject to put right, 221 and 195 shares, respectively (note 5(b))	—	16,539

Stockholders’ equity (deficit):
Successor common stock, $0.01 par value; authorized 5,000 (unaudited) and 2,909 with 2,205 (unaudited) and 1,605 issued and outstanding as of June 30, 2015 and December 31, 2014, respectively	—	—
Additional paid-in capital	42	138,402
Retained earnings (deficit)	(39,367)	(111)
Accumulated other comprehensive income (loss)	(61)	(55)

Total stockholders’ equity (deficit)	(39,386)	138,236

Total liabilities, temporary equity and stockholders’ equity (deficit)	$956,388	$458,146

See accompanying notes to condensed consolidated financial statements (unaudited).

OPTIV INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations and Other Comprehensive Income (Loss)

Six Months Ended June 30, 2015 (unaudited), Period from April 22 to June 30, 2014 (unaudited) and

Period from January 1 to April 21, 2014

(Dollars in thousands, except per share and unit data)

	Successor		Predecessor
	Six Months Ended June 30, 2015	Period from April 22 to June 30, 2014	Period from January 1 to April 21, 2014
Revenue:
Security Technology	$347,621	$69,949	$63,550
Security Services	74,875	12,535	19,203

Total revenue	422,496	82,484	82,753

Costs of sales:
Security Technology	248,574	51,337	44,315
Security Services	48,689	8,489	12,811

Total costs of sales	297,263	59,826	57,126

Gross profit	125,233	22,658	25,627

Operating expenses:
Selling, general and administrative expenses	99,218	16,604	24,527
Amortization of acquired intangibles	14,690	1,692	382
Other expense	19,176	8,266	50

Total operating expenses	133,084	26,562	24,959

Operating income (loss)	(7,851)	(3,904)	668
Nonoperating income (expense):
Other income	8	10	28
Interest expense	(20,481)	(1,169)	(210)
Net foreign currency exchange gain (loss)	202	(8)	(183)

Income (loss) before income tax expense	(28,122)	(5,071)	303
Income tax benefit	8,563	5,317	1,491

Net income (loss)	(19,559)	246	1,794
Other comprehensive income (loss), net of tax:
Cumulative foreign currency translation gain (loss)	(6)	(55)	171

Total comprehensive income (loss)	$(19,565)	$191	$1,965

Earnings (loss) per share (note 11)
Basic	$(8,394)	$138

Diluted	$(8,394)	$138

Pro forma earnings (loss) per share (note 14)
Basic			$1,011

Diluted			$1,011

See accompanying notes to condensed consolidated financial statements (unaudited).

OPTIV INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

Six Months Ended June 30, 2015 (unaudited)

(Dollars in thousands, except per share and unit data)

	Successor Common Stock		Additional Paid-in Capital	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balances, December 31, 2014	1,605	$—	138,402	(111)	(55)	138,236
Issuance of successor common stock	600	—	63,446	—	—	63,446
Equity-based compensation expense	—	—	734	—	—	734
Dividend distribution	—	—	(202,540)	(19,697)	—	(222,237)
Net loss	—	—	—	(19,559)	—	(19,559)
Other comprehensive income (loss)	—	—	—	—	(6)	(6)

Balances, June 30, 2015 (unaudited)	2,205	$—	42	(39,367)	(61)	(39,386)

See accompanying notes to condensed consolidated financial statements (unaudited).

OPTIV INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Six Months Ended June 30, 2015 (unaudited), Period from April 22 to June 30, 2014 (unaudited) and

Period from January 1 to April 21, 2014

(Dollars in thousands, except per share and unit data)

	Successor		Predecessor
	Six Months Ended June 30, 2015	Period from April 22 to June 30, 2014	Period from January 1 to April 21, 2014
Cash flows from operating activities:
Net income (loss)	$(19,559)	$246	$1,794
Adjustments to reconcile net income (loss) to net cash provided (used in) by operating activities:
Bad debt allowance	268	83	94
Depreciation and amortization	17,469	2,125	1,063
Amortization of deferred financing costs	1,329	73	—
Loss on debt extinguishment	3,633	—	—
Equity-based compensation	1,010	—	—
Deferred taxes	(3,590)	5,098	(1,218)
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	57,523	(30,475)	66,965
Other current assets	(6,245)	(11,103)	(8,311)
Increase (decrease) in:
Accounts payable	(68,481)	7,266	(46,609)
Accrued expenses	(6,625)	1,557	(5,596)
Deferred revenue	665	(145)	(575)

Net cash provided by (used in) operating activities	(22,603)	(25,275)	7,607

Cash flows from investing activities:
Payments of the FishNet Security merger, net of acquired cash (note 3)	(266,768)	—	—
Proceeds from sale of property and equipment	15	1	6
Purchase of property and equipment	(3,058)	(553)	(732)

Net cash used in investing activities	(269,811)	(552)	(726)

Cash flows from financing activities:
Net payments on PNC revolving note	—	(25,041)	(177)
Payments to JPM revolving credit	(10,000)	—	—
Proceeds from JPM revolving credit	35,000	26,424	—
Proceeds from term note, net of financing fees (note 7)	582,297	75,536	—
Payments of deferred financing costs	(1,050)	—	—
Payments on secured term note	(80,743)	—	—
Cash dividend paid to stockholders	(241,819)	—	—
Cash dividend paid to option holders	(181)	—	—
Payments to predecessor unit holders and to settle phantom unit awards	—	(173,519)	—
Proceeds from common stock in Accuvant/Blackstone transaction	—	122,694	—
Proceeds from issuance of common stock	2,353	—	—

Net cash provided by (used in) financing activities	285,857	26,094	(177)
Effect of exchange rate changes on cash and cash equivalents	(7)	(56)	171

Change in cash and cash equivalents	(6,564)	211	6,875
Cash and cash equivalents, beginning of period	24,577	7,309	434

Cash and cash equivalents, end of period	$18,013	$7,520	$7,309

Supplemental disclosures:
Cash paid (received) for:
Interest	$8,511	$940	$179
Taxes	2,950	(288)	2,414
Non-cash financing activities:	—	—	—
Successor common stock and common stock subject to put rights in exchange for predecessor preferred units	$—	$29,010	$—
Successor common stock and common stock subject to put rights issued as part of the FishNet Security merger	63,932	—	—

See accompanying notes to condensed consolidated financial statements (unaudited).

OPTIV INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2015 (Unaudited)

(Dollars in thousands, except per share and unit data)

(1) Nature of Operations

Accuvant Holdings Corporation, a Delaware corporation (“Accuvant”), through its wholly owned subsidiaries, provides end-to-end cyber security solutions, which includes a combination of products and services. When delivering solutions, Accuvant provides security consulting and managed security services as well as third-party hardware products and services. Through its depth and breadth of offerings, extensive capabilities and expertise in cyber security strategy, regulatory compliance, tactics and technology, Accuvant helps companies, governments and educational institutions address their full range of cyber risk and security needs in a customized and integrated fashion. Accuvant has offices across the United States and an office in Canada.

Accuvant was acquired by Blackstone Capital Partners VI L.P. and Blackstone Family Investment Partnership VI—ESC L.P. (collectively, “Blackstone”) on April 22, 2014 as a result of the transaction described in note 3. As a result of Accuvant’s election to apply pushdown accounting, a new basis of accounting was established on April 22, 2014 to reflect Blackstone’s basis in Accuvant. In these condensed consolidated financial statements, the results of operations and cash flows of Accuvant for the period after April 22, 2014 and the financial position of Accuvant after April 22, 2014 are referred to as Successor consolidated financial statements and the financial position, results of operations and cash flows of Accuvant prior to April 22, 2014 are referred to as Predecessor consolidated financial statements. The Predecessor and Successor consolidated financial statements are not comparable primarily because the Successor consolidated statements of operations and other comprehensive income reflect the application of push down accounting as of April 22, 2014, of which the most significant implications are increased depreciation and amortization expense and increased interest expense associated with debt financing arrangements subsequently pushed down to Accuvant’s balance sheets.

As described in note 3, as part of the merger of Firewall Acquisition Holdings, Inc. and its subsidiaries, including FishNet Holdings, Inc. (collectively, “FishNet Security”), Optiv Inc. (“Optiv”), formerly known as AF Security Holdings Corp. (“AF Security”), was incorporated on October 23, 2014. Accuvant became a wholly-owned subsidiary of Optiv on January 28, 2015. See note 3 for additional information. In these consolidated financial statements, Optiv, AF Security, Accuvant and their respective subsidiaries are referred to as the “Company”.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information, pursuant to the rules and regulations of the Securities and Exchange Commission and reflect all adjustments, including normal recurring items, which are necessary to present fairly the results for interim periods. They do not include all the information and footnote disclosures required by U.S. GAAP for complete financial statements.

The Company consolidates financial statements of all entities in which it has a controlling financial interest, including the accounts of wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

OPTIV INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2015 (Unaudited)

(Dollars in thousands, except per share and unit data)

The Company’s significant accounting policies are described in Accuvant’s audited consolidated financial statements for the years ended December 31, 2014 and 2013. These interim financial statements should be read in conjunction with Accuvant’s audited consolidated financial statements and related notes for the years ended December 31, 2014 and 2013. There have been no changes to significant accounting policies of the Company for the six months ended June 30, 2015.

(b) Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated balance sheets, and the reported amounts of revenue and expenses during the reporting periods. Significant estimates include the Company’s allowance for doubtful accounts and sales returns, valuation of deferred tax assets, goodwill and other intangible asset impairment allowances, fair value of acquired assets and liabilities assumed, valuation of equity-based compensation grants, estimates of the stage of completion of fixed fee consulting contracts and estimates of the stand-alone selling price of products and consulting services sold on a combined basis. Actual results could differ from these estimates.

(c) Change in Accounting Estimate

Upon the original acquisition of Accuvant by Blackstone, the Company recognized the Accuvant trade name as an intangible asset and determined that useful lives of the trade name was five years. Given the rebranding of the trade name to Optiv effective on July 1, 2015, the Company accelerated the amortization of the historical book value associated with the Accuvant trade name through June 30, 2015. In May and June 2015, additional amortization totaling approximately $4,567 was recorded. As a result, as of June 30, 2015, the Company fully amortized the trade name intangible asset as it was no longer in use.

(d) Foreign Currencies

The Company uses the U.S. dollar as its reporting currency. The Company’s foreign subsidiaries use the local currency as their functional currency. Accordingly, assets and liabilities of the foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the balance sheet dates. Income and expense items are translated at the average exchange rate for each month within the year. The resulting translation adjustments are recorded directly in accumulated other comprehensive income as a separate component of shareholders’ equity. Net foreign currency transaction gains/losses, including transaction gains/losses on intercompany balances that are not of a long-term investment nature and nonfunctional currency cash, accounts receivable and payable balances are reported as a separate component of nonoperating (income) expense in the condensed consolidated statements of operations. Foreign currency translation adjustments are reclassified into the condensed consolidated statements of operations when our interest in subsidiaries with a functional currency is substantially liquidated.

(e) Revenue Recognition

The Company focuses on providing cyber security solutions, which includes a combination of products and services. The Company generates revenue by providing security consulting and managed security services, which are presented in Security Services, and from the sale of third-party hardware products, shipping and handling fees, software licenses, support and maintenance, which are presented in Security Technology. Provisions are made for estimated product returns expected to occur based upon historical return rates.

OPTIV INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2015 (Unaudited)

(Dollars in thousands, except per share and unit data)

Contracts for consulting services have different terms based on the scope, deliverables and complexity of the engagement, which require management to make judgments and estimates in recognizing revenue. Fees for these contracts may be in the form of time-and-materials or fixed-price. Revenue for consulting services is recognized as work is performed and amounts are earned. The Company considers amounts to be earned once evidence of an arrangement has been obtained, services are performed, fees are fixed or determinable and collectability is reasonably assured. For contracts with fees based on time-and-materials, the Company recognizes revenue over the period of performance. For fixed-price contracts, depending on the specific contractual provisions and nature of the deliverables, revenue is recognized on a proportional performance model based on level of effort.

Sales are recognized when title and risk of loss are passed to the client, there is persuasive evidence of an arrangement for sale, delivery has occurred and/or services have been rendered, the sales price is fixed or determinable and collectability is reasonably assured. The Company’s standard sales terms are F.O.B. shipping point or equivalent, at which time title and risk of loss have passed to the client. However, because the Company either (i) in rare cases, has absorbed losses in the event of damaged and lost shipments or (ii) has specifically stated F.O.B. destination contractual terms with the client, delivery is not deemed to have occurred until the point in time when the product is received by the client.

The Company recognizes revenue and the associated costs of goods sold for the sales of third party hardware products and software licenses on a gross basis since it serves as the primary obligor, sets the price to its customers, carries the credit risks, and works with its customers in choosing the right vendor.

Revenue related to the sales of third party software maintenance, support, and subscription services is recognized when the customers have access to the services. The provision of these services is generally supplemented by contracts between the Company’s vendors and its customers. The Company reports revenue from the sale of third party software maintenance, support and subscription services net of fulfillment costs in the accompanying condensed consolidated statements of operations as the Company is not the primary obligor in these transactions.

The gross billings to the Company’s customers for gross sales of third party software maintenance, support and subscription services is reported in accounts receivable and billings from its vendors that provide these services are reported in accounts payable. The Company bears the credit risk associated with the collections from its customers and is separately obligated to pay its vendors for these services.

When sales arrangements with customers include a combination of hardware, software licenses, software maintenance, support, and subscription services at the same time, referred to as multiple element arrangements, the Company allocates revenue to each deliverable based on a selling price hierarchy. Each deliverable, within a multiple element arrangement, is accounted for as a separate unit of accounting as long as the delivered services or products have value to the customer on a stand-alone basis. The selling price for a deliverable is based on either vendor specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available or best estimated selling price (“BESP”) if neither VSOE nor TPE is available. Total consideration is allocated to all deliverables using the relative selling price method and the Company then recognizes revenue on each deliverable in accordance with its policies for product and service revenue recognition. The Company limits the amounts of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services or subject to customer specific return or refund privileges.

OPTIV INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2015 (Unaudited)

(Dollars in thousands, except per share and unit data)

Deferred revenue includes (1) payments received from customers in advance of providing the products or performing services, and (2) amounts deferred if other conditions of revenue recognition have not been met. These amounts relate to service contracts including consulting and managed services for which the revenue is recognized ratably over the applicable term, based upon performance or a time and material basis.

(f) Reverse Stock Split

On January 27, 2015, the Company’s board of directors approved a reverse stock split of one share for each 85,931 shares of common stock outstanding. All issued and outstanding shares of common stock, vested and unvested stock options, restricted stock, phantom unit and per share amounts contained in the consolidated financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented.

(g) Concentration Risk

Customer and Credit Risk

Financial instruments potentially subjecting the Company to concentrations of credit risk consist principally of accounts receivable. No customer had balances representing more than 10% of the Company’s consolidated accounts receivable as of June 30, 2015 and December 31, 2014. Furthermore, no single customer accounted for greater than 10% of the Company’s sales during the six months ended June 30, 2015, the period from April 22 to June 30, 2014 and the period from January 1 to April 21, 2014.

Supplier Risk

Although brand names and individual products are important to the Company, the Company believes that competitive sources of supply are available in substantially all of its product categories such that the Company is not dependent on any single supplier for sourcing products. For the six months ended June 30, 2015, no single supplier accounted for greater than 10% of the Company’s cost of goods sold. For the period from April 22 to June 30, 2014, approximately 15%, 11% and 11% of the Company’s purchases were from its top three suppliers and for the period from January 1 to April 21, 2014 approximately 17%, 12% and 10% of the Company’s purchases were from its top three suppliers.

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. The Company is exposed to market risk from changes in interest rates on debt, which bears interest at variable rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond the Company’s control. The Company’s debt has floating interest rates. The Company is exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates for its floating rate debt. The Company’s floating rate debt requires payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce the Company’s net income by increasing the cost of debt.

OPTIV INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2015 (Unaudited)

(Dollars in thousands, except per share and unit data)

(3) FishNet Security Merger

On January 28, 2015, Accuvant completed its merger with FishNet Security (the “FishNet Security Merger”) pursuant to an Agreement and Plan of Merger dated as of November 4, 2014 (the “FishNet Security Merger Agreement”). FishNet Security specializes in information security solutions and designs and executes strategies tailored to the assessment, compliance, risk management, and technology needs of its clients. The FishNet Security Merger combined the operations of Accuvant and FishNet Security, and created economies of scale in delivering products and services to customers.

In connection with the FishNet Security Merger, Optiv was incorporated on October 23, 2014 and became a privately-held parent entity of Accuvant and FishNet Security on January 28, 2015 in a series of the following transactions:

•	Each share of common stock of Accuvant was exchanged for 1,800 shares of Optiv, representing 74.8% of the total outstanding shares of Optiv.

•	Each share of common stock of FishNet Security was exchanged for 600 shares of Optiv, representing 25.0% of the total outstanding shares of Optiv.

•	An additional 4.60 shares of common stock were issued to employees in exchange for cash, representing 0.2% of the total outstanding shares of Optiv.

Each Optiv common stockholder is entitled to one vote per share. There are certain additional rights related to corporate governance, transfers, and purchase rights outlined in the stockholder agreement.

For accounting purposes, the merger was treated as the acquisition of Fishnet Security by Accuvant. In this regard, the equity and cash consideration paid to acquire FishNet Security is set forth below:

Common stock(a)	$64,136
Cash(b)	126,927
Long-term debt repaid upon the completion of merger(c)	186,494

Total purchase price	$377,557

(a)	Represents the fair value of the 600 shares of Optiv common stock issued to FishNet Security stockholders in connection with the FishNet Security Merger Agreement.
(b)	Represents total cash paid to former stockholders of FishNet Security and to settle FishNet Security vested options and for certain working capital adjustments, net.
(c)	Represents long term debt repaid on behalf of the former owners of FishNet Security.

Cash paid as part of the FishNet Security Merger Agreement was funded with a combination of the proceeds from the First and Second Lien Term Loans (see note 7(c) for further details) and the Company’s existing liquidity.

OPTIV INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2015 (Unaudited)

(Dollars in thousands, except per share and unit data)

This merger was accounted for using the acquisition method of accounting, whereby the total purchase price was allocated to the acquired identifiable net assets based on assessments of their respective fair values, and the excess of the purchase price over the fair values of these identifiable net assets was allocated to goodwill. A summary of the purchase price and opening balance sheet for FishNet Security as of the January 28, 2015 merger date is presented in the following table. The opening balance sheet presented below reflects the Company’s preliminary purchase price allocation. The purchase price allocation is preliminary pending finalization of the estimated fair values of acquired intangible assets and the associated deferred tax assets and liabilities.

Cash and cash equivalents	$46,653
Accounts receivable	148,637
Prepaid expenses and other current assets	7,818
Current deferred tax asset	9,957
Property and equipment	8,702
Intangible assets	135,000
Goodwill	259,612
Other assets	92
Accounts payable	(152,621)
Deferred revenue	(12,100)
Accrued expenses	(21,873)
Other liabilities	(1,309)
Long-term deferred tax liability	(51,011)

Total purchase price	$377,557

Customer relationships were fair valued using an excess earnings method, using various level 3 fair value inputs such as the estimated customer attrition rate, future earnings forecast, the amount of contributory asset charges, and a discount rate. Trade names were valued using a relief from royalty method, which is based upon comparable market royalty rates for trade names of similar value. The goodwill recognized in connection with this merger is attributable to the excess above the fair value of the net assets acquired representing the future growth opportunities anticipated. Goodwill is not deductible for tax purposes.

Results of operations for FishNet Security are included in the condensed consolidated financial statements from January 28, 2015. The Company recorded revenue of $186,609 and net income of $8,976 from FishNet Security for the period from January 28, 2015 to June 30, 2015 in the condensed consolidated statements of operations.

OPTIV INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2015 (Unaudited)

(Dollars in thousands, except per share and unit data)

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information reflects the consolidated results of operations of the Company as if the Accuvant/Blackstone transaction had occurred on January 1, 2013 and as if the FishNet Security merger had occurred on January 1, 2014. The historical financial information has been adjusted to give effect to events that are (1) directly attributed to the acquisition, (2) factually supportable and (3) expected to have a continuing impact on the combined results. Such items include transaction expenses, amortization expense and interest expense. This unaudited pro forma financial information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the merger had actually occurred on that date, nor of the results that may be obtained in the future.

	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014
Total revenue	$446,276	$318,690
Net income (loss)	(8,043)	(30,936)

(4) Property and Equipment

Property and equipment consisted of the following at June 30, 2015 and December 31, 2014:

	Successor
	June 30, 2015	December 31, 2014
Leasehold improvements	$5,708	$795
Computer hardware and software	8,715	4,409
Furniture and fixtures	1,666	627
Equipment	1,836	349

	17,925	6,180
Less: accumulated depreciation	(4,436)	(1,657)

	$13,489	$4,523

For the six months ended June 30, 2015, the period from April 22 to June 30, 2014 and the period from January 1 to April 21, 2014, the Company had recorded depreciation expense of $2,779, $433 and $681, respectively, which is presented as selling, general and administrative expenses in the condensed consolidated statements of operations.

(5) Stockholders’ Equity (Deficit)

On January 28, 2015, pursuant to the FishNet Security Merger Agreement, all of the outstanding shares of common stock of Accuvant and FishNet Security were exchanged for an aggregate of 2,400 shares of common stock of the Company and an additional 26 shares were issued to certain employees for cash. At June 30, 2015, the Company had authorized 5,000 shares of common stock and had 2,426 shares issued and outstanding, 221 shares of which, were classified as temporary equity. Holders of common stock are entitled to one vote for each share held.

OPTIV INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2015 (Unaudited)

(Dollars in thousands, except per share and unit data)

On May 14, 2015, the Company declared and paid a dividend of $99,683 per share or $241,819 in the aggregate to common stockholders, including stockholders whose shares contain a put right and are classified in temporary equity. The dividend reduced additional paid-in capital and temporary equity, with the residual amount resulting in an increase in accumulated deficit.

(a) Successor Common Stock Options

Under the 2014 Accuvant Holdings Corporation Stock Incentive Plan and the 2014 AF Security Holdings Corporation Stock Incentive Plan (the “Plans”), the Board of Directors (the “Board”) may grant up to 344 options to key employees, directors, other service providers or independent contractors. Options under the Plans are granted at the discretion of the Board; as such, the Board has full authority to establish the terms and conditions of any award consistent with the provisions of the Plans and to waive any such terms and conditions at any time. Certain of the options vest with the passage of time (“time options”) and the remaining vest when certain investment returns are achieved by certain of the Company’s investors (“exit options”). Of the time options, 20% vest on the first anniversary and annually thereafter over a period of four years following the first anniversary date. In addition, time options vest fully upon a change in control.

Exit options vest when certain investment returns are achieved by the Company’s investors affiliated with Blackstone while the employee continues to provide services to the Company or its subsidiaries. There are three market condition levels at which exit options generally vest: (1) if Blackstone receives a return on invested capital of 2.0 times its initial investment and an annual IRR of at least 15%; (2) if the return on invested capital of 3.0 times its initial investment and an annual IRR of at least 25%; and (3) if the return on invested capital of 4.0 times its initial investment and an annual IRR of at least 30%. In the event of an equity transaction, the exit options become vested only if the applicable returns are satisfied. All options that are not vested in accordance with their terms within 10 years are automatically forfeited without consideration.

In connection with the May 14, 2015 dividend distribution, the Board approved a modification to all options outstanding through a combination of exercise price reductions and/or cash payments to option holders. The reduction of the exercise prices of each outstanding option was as follows:

•	from $26,435 and $85,931 per share to $1,515 per share; and

•	from $105,743 per share to $6,060 per share.

The Company is required to make cash payments of $74,762 per share and $15,268 per share or $3,185 in the aggregate to option holders with exercise prices of $0 and $1,515 per share, respectively, when the options become vested. On May 14, 2015, the Company paid a dividend of $181 to the option holders. For the six months ended June 30, 2015, the Company recorded $276 of expense related to these payments and the Company expects to recognize the remaining expense over the remaining vesting period of time and exit options.

The modification, which contemplated the fair value of options both immediately before and after the modification, resulted in a reduction in the weighted average grant date fair value of $26,106 and $8,698 per share for time options and exit options, respectively.

The Company recognized equity-based compensation expense of $1,010, $0 and $0 for the six months ended June 30, 2015, the period from April 22 to June 30, 2014 and the period from January 1 to April 21, 2014, respectively, which is presented in selling, general and administrative expenses.

OPTIV INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2015 (Unaudited)

(Dollars in thousands, except per share and unit data)

A summary of option activities under the Plans as of December 31, 2014 and June 30, 2015 and changes during the period then ended is set forth in the following tables:

Time Options	Number of Options	Weighted Average Exercise Price Per Unit	Weighted Average Grant Date Fair Value Per Unit
Outstanding—December 31, 2014	63	$85,931	$40,935
Granted	35	99,979	59,286
Exercised	(3)	—	—
Cancelled	(3)	—	—

Outstanding—June 30, 2015	92	3,102	19,276

Exit Options	Number of Options	Weighted Average Exercise Price Per Unit	Weighted Average Grant Date Fair Value Per Unit
Outstanding—December 31, 2014	147	$85,931	$27,494
Granted	55	105,743	33,175
Exercised	—	—	—
Cancelled	—	—	—

Outstanding—June 30, 2015	202	2,758	20,349

The fair value of time options granted to employees, directors, other service providers or independent contractors was estimated at the grant date using the Black-Scholes option pricing model using the following assumptions used to estimate the fair value of grants during the six months ended June 30, 2015:

Successor
June 30, 2015
Expected volatility	51% - 78%
Risk-free interest rate	1.4% - 1.9%
Expected life (years)	6.5

As of June 30, 2015, the Company had remaining unrecognized compensation cost related to time options of $1,125, which is expected to be recognized over a weighted average period of 4.42 years.

The estimated fair value of exit options is estimated as of the grant date using Monte Carlo simulations, which requires the input of subjective assumptions, including the expected volatility and the expected term. The following table presents the weighted average assumptions used to estimate the fair value of grants during the six months ended June 30, 2015:

Successor
June 30, 2015
Expected volatility	51% - 127%
Risk-free interest rate	0.1% - 1.5%
Expected life (years)	1 - 5

OPTIV INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2015 (Unaudited)

(Dollars in thousands, except per share and unit data)

Option pricing models require input of highly subjective assumptions, including the expected price volatility. Expected price volatility is based on the simplified method of the Company’s common stock. Changes in the subjective input assumptions can materially affect the fair value estimate. The expected term of the options granted is derived from the output of the option pricing model and represents the period of time that the options granted are expected to be outstanding. The risk-free rate for the periods within the contractual term of the option is based on the U.S. Treasury yield curve in effect at the date of the grant.

As of June 30, 2015, the Company had remaining unrecognized compensation cost related to exit options of $3,309, which is expected to be recognized over a weighted average period of 4.27 years.

(b) Successor Share Subscription

Under the Share Subscription Agreement, some of the participants have the right to purchase the Company’s common stock at fair value. If the participants’ employment terminates due to death or disability, the participants or their family have the right to put back their shares of common stock to the Company at fair value. The share subscription is treated as an employee stock purchase plan for accounting purposes. The Company has not adjusted the shares of common stock to their maximum cash obligation at each reporting period as the redemption of such shares of common stock is not deemed probable of occurrence during the periods presented. The redemption is not considered probable as the redemption is contingent on the occurrence of such termination due to death or disability. The put rights will expire on the date of an IPO or Change in Control (each as defined in the Share Subscription Agreement). All shares held under the Share Subscription Agreement are treated as outstanding in computing earnings per share. As of June 30, 2015, the shares of common stock under the Share Subscription Agreement and their carrying value were 221 shares and zero (including a deduction of a $200 note receivable and after reduction for the May 14, 2015 dividend payment), respectively.

As of June 30, 2015 and December 31, 2014, the fair value and maximum cash obligation of common stock under the Share Subscription Agreement were $9,209 and $16,757, respectively:

OPTIV INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2015 (Unaudited)

(Dollars in thousands, except per share and unit data)

(6) Goodwill and Other Intangible Assets

(a) Acquired Intangible Assets

Acquired intangible assets as of June 30, 2015 were recognized as a result of the January 28, 2015 FishNet Security Merger and the April 22, 2014 Accuvant/Blackstone transaction.

Identifiable intangible assets consist of the following at June 30, 2015 and December 31, 2014:

	Successor
	June 30, 2015
	Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	10 years	$210,000	$(14,731)	$195,269
Trade name	1 year	6,000	(6,000)	—

Total		$216,000	$(20,731)	$195,269

	Successor
	December 31, 2014
	Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	10 years	$75,000	$(5,208)	$69,792
Trade name	5 years	6,000	(834)	5,166

Total		$81,000	$(6,042)	$74,958

The Company recognized aggregate amortization expense for amortizing intangible assets of $14,690, $1,692 and $382 for the six months ended June 30, 2015, the period from April 22 to June 30, 2014 and the period from January 1 to April 21, 2014, respectively. For the six months ended June 30, 2015, the Company fully amortized the trade name as it was no longer in use.

Estimated amortization expense for the next five years and thereafter is as follows:

Remainder of 2015	$10,500
2016	21,000
2017	21,000
2018	21,000
2019	21,000
Thereafter	100,769

$195,269

OPTIV INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2015 (Unaudited)

(Dollars in thousands, except per share and unit data)

(b) Goodwill

Goodwill as of June 30, 2015 was recognized as a result of the January 28, 2015 FishNet Security Merger and the April 22, 2014 Accuvant/Blackstone transaction. The following table summarizes the changes between December 31, 2014 and June 30, 2015 in the carrying amount of goodwill in total and by reporting segment:

	Successor
	Security Technology	Security Services	Total
Balance, December 31, 2014	$106,127	$38,068	$144,195
FishNet Security merger	191,075	68,537	259,612

Balance, June 30, 2015	$297,202	$106,605	$403,807

No goodwill impairment charges were required during the six months ended June 30, 2015, the period from April 22 to June 30, 2014 and the period from January 1 to April 21, 2014.

(7) Debt

The carrying value of the Company’s outstanding debt consists of the following:

	Successor
	June 30, 2015	December 31, 2014
Revolving credit note	$25,027	$—
Secured term loan	—	79,600
State of Maryland term loan	202	316
State of Kansas term loan	120	—
First lien term loan	408,975	—
Second lien term loan	195,000	—

Total debt	629,324	79,916
Current portion of long-term debt	(4,100)	(918)
Deferred financing costs	(21,526)	(3,705)

Long-term debt, net	$603,698	$75,293

The aggregate contractual maturities of long-term debt for each of the five years and thereafter subsequent to June 30, 2015 are:

Remainder of 2015	$2,050
2016	4,100
2017	4,220
2018	4,302
2019	29,127
Thereafter	585,525

$629,324

OPTIV INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2015 (Unaudited)

(Dollars in thousands, except per share and unit data)

(a) Revolving Credit Note

At June 30, 2015, the Company had a $75,000 revolving credit note agreement (the “Agreement”) with its financial institution, expiring on April 22, 2019, at which time the total of outstanding revolving advances will be due and payable in full. As of June 30, 2015, $49,763 was available and unused on the revolving credit note. The Company agreed to pay a commitment fee at an annual rate of 0.25% of the daily average unused portion of the commitment.

The line of credit is collateralized by substantially all of the Company’s assets. Advances under the Agreement accrue interest at a variable rate per annum equal to the higher of either (i) the Base Rate plus 50 basis points or (ii) the Eurocurrency Rate plus 150 basis points. Interest was being charged at the Eurocurrency Rate plus 150 basis points during the six months ended June 30, 2015. The weighted average interest rate on the outstanding line of credit for the six months ended June 30, 2015, the period from April 22 to June 30, 2014 and the period from January 1 to April 21, 2014 was 3.03%, 2.95% and 3.08%, respectively.

The loan agreement contains certain financial covenants for which the Company was in compliance as of June 30, 2015.

(b) Secured Term Loan

As of April 22, 2014, the Company entered into an $80,000 term loan agreement with a bank to fund the Accuvant/Blackstone transaction. The secured term loan would have matured on October 21, 2020. Principal payments in an amount equal to 0.25% of the aggregate principal amount of the initial loan outstanding were due on the last business day of each calendar month quarter end. The loan bore interest on the outstanding principal amount at a rate per annum equal to the Eurocurrency Rate for such interest period plus the applicable rate. Interest was charged at a rate of 5.75% during the six months ended June 30, 2015. On January 28, 2015, the term loan was paid off entirely by the proceeds from the first and second lien term loans. The Company accounted for this transaction as debt extinguishment. The loss on debt extinguishment of $3,633 was recorded in interest expense on the condensed consolidated statements of operations.

(c) First and Second Lien Term Loans

As of January 28, 2015, the Company entered into a $300,000 first lien credit agreement and an $110,000 second lien credit agreement with the lenders, expiring on January 28, 2022 and January 28, 2023, respectively. The loan proceeds were used to finance the FishNet Security Merger and to pay off the secured term loan. Interest on the first and second lien term loans is at LIBOR plus 5.25% and LIBOR plus 9%, respectively. The Company had not made any repayments on the second lien term loan as of June 30, 2015.

As of May 13, 2015, the Company entered into Amendment No. 1 to the first and second lien credit agreements to increase the initial term commitments by $110,000 and $85,000, respectively, to finance a $241,819 dividend payment to the common stockholders.

The estimated fair value of debt financing is based on the quoted market prices for the same or similar issues, or on the current rates offered to the Company for debt of the same remaining maturities, which would be categorized as a Level 2 measurement in the fair value hierarchy. Due to the recent financing with the lenders on January 28, 2015 and May 13, 2015, the carrying value of the debt financing closely approximated its fair value as of June 30, 2015.

OPTIV INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2015 (Unaudited)

(Dollars in thousands, except per share and unit data)

(8) Commitments and Contingencies

The Company is involved in various legal actions and claims arising in the normal course of business. After taking into consideration legal counsel’s evaluation of such actions, management is of the opinion that their outcome will not have a significant effect on the Company’s condensed consolidated financial statements.

(9) Related Party Transactions

(a) Transaction and Monitoring Fees

The Company has a transaction and monitoring fee agreement with related parties, Blackstone Management Partners LLC (the “Blackstone Manager”), Investcorp International, Inc. (the “Investcorp Manager”) and Sverica Capital Management LLC (“Sverica Manager” or collectively, the “Managers”). The Managers are firms that manage or control funds that hold ownership interests in the Company. The transaction and monitoring fee agreement was amended on January 28, 2015 in conjunction with the Fishnet Security Merger. In consideration of the Blackstone Manager’s undertaking due diligence, structural analysis, and corporate strategy related to the FishNet Security Merger, it was owed a transaction fee of $3,400 which was paid on the January 28, 2015 closing of the FishNet Security Merger.

Due to the FishNet Security Merger, the Company is obligated to pay an initial monitoring fee to the Managers during the period from January 1 to December 31, 2015 of $877. On the first day of the fiscal year following the initial monitoring fee, the Company is required to pay a monitoring fee to the Managers equal to 1% of management’s then current estimate/ projection of consolidated EBITDA, as that term is defined in the amended agreement. The monitoring fee was reduced from the greater of $425 per annum or 2% of projected EBITDA, as that term is defined in the agreement. The monitoring fee agreement expires after 10 years or upon an initial public offering of the Company’s common stock. For the six months ended June 30, 2015 and the period from April 22 to June 30, 2014, a monitoring fee of $334 and $114, respectively, was expensed and is presented within other expense in the condensed consolidated statements of operations. The Company incurred no monitoring fees during the period from January 1 to April 21, 2014. As of June 30, 2015 and December 31, 2014, the Company had prepaid $333 and $0, respectively, which is presented in other current assets on the condensed consolidated balance sheets.

(b) Support and Services Fees

The Company has an agreement with the Blackstone Manager to provide healthcare services, purchasing services, operational support and to pay out of pocket expenses in exchange for a fee. The Company is obligated to pay support and services fees to the Blackstone Manager equal to the sum of (i) the applicable quarterly fee of $37 and (ii) a monthly employee fee equal to $0.002 per employee that receives medical benefits. During the six months ended June 30, 2015 and the period from April 22 to June 30, 2014, the Company incurred $86 and $34 of support and services fees, respectively, which have been presented within other expense on the condensed consolidated statements of operations. The Company incurred no support and services fees during the period from January 1 to April 21, 2014. As of June 30, 2015 and December 31, 2014, the Company had payables of $209 and $123, respectively, to the Blackstone Manager.

(c) Related Party Debt

On January 28, 2015, the Company borrowed $38,000 and $47,935 under the first and second lien credit agreement, respectively, from an entity affiliated with Blackstone. The first and second lien term loans bear

OPTIV INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2015 (Unaudited)

(Dollars in thousands, except per share and unit data)

interest at LIBOR plus 5.25% and LIBOR plus 9%, respectively. As of May 13, 2015, the Company borrowed an additional $18,000 and $0 under Amendment No. 1 to the first and second lien credit agreements from the entity affiliated with Blackstone. As of June 22, 2015, the Company repaid $140 on the first lien term loan to the entity affiliated with Blackstone. As of June 30, 2015, the Company had outstanding first and second lien term loans of $55,860 and $47,935 with the entity affiliated with Blackstone, respectively. During the six months ended June 30, 2015, the Company incurred interest expense of $2,726, $1,137 of which was payable to the entity affiliated with Blackstone as of June 30, 2015.

(d) Other Transactions

The Company provides cyber security solutions to certain affiliates of Blackstone in the ordinary course of its business. During the six months ended June 30, 2015, the period from April 22 to June 30, 2014 and the period from January 1 to April 21, 2014, the Company recorded revenue of $8,560, $852 and $722 from affiliates of Blackstone, respectively.

The Company entered into a consulting agreement dated as of October 6, 2014 with one of our directors, to advise our management team for a fee of $3.5 per week. Pursuant to this agreement, the Company paid the director $79 during the six months ended June 30, 2015, inclusive of related travel and expense reimbursements.

(10) Income Taxes

The Company accounts for income taxes in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification 740, Income Taxes. The effective tax rates for the six months ended June 30, 2015, the period from April 22 to June 30, 2014 and the period from January 1 to April 21, 2014 were 30%, 105% and (492%), respectively. Generally, fluctuations in the effective tax rate are primarily due to transaction expenses. The Company had no liabilities for uncertain tax positions as of June 30, 2015 and December 31, 2014.

In assessing the realizability of deferred tax assets, management considers that it is more likely than not that all of the deferred tax will be realized other than for losses incurred in the foreign subsidiary. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

(11) Earnings (Loss) Per Share

The Company computes basic earnings (loss) per share by dividing net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding for the period. All shares of common stock held under the successor share subscription are treated as outstanding in computing earnings (loss) per share. Diluted earnings (loss) per share reflects the potential dilution of stock options that could be exercised or converted into shares of common stock, and is computed by dividing net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding plus the potentially dilutive effect of stock options.

OPTIV INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2015 (Unaudited)

(Dollars in thousands, except per share and unit data)

All net income for the predecessor period from January 1 to April 21, 2014 was entirely allocable to predecessor preferred units. Additionally, due to the impact of the Accuvant/Blackstone transaction, the Company’s capital structure for the predecessor and successor periods is not comparable. As a result, the presentation of earnings (loss) per share for the periods prior to such transaction is not meaningful and only earnings per share for periods subsequent to the Accuvant/Blackstone transaction are presented herein.

The following table sets forth the computation of the Company’s basic and diluted net income (loss) per share to common stockholders for the six months ended June 30, 2015 and the period from April 22 to June 30, 2014:

	Successor
	Six Months Ended June 30, 2015	Period from April 22 to June 30, 2014
Numerator:
Net income (loss) available to common shareholders	$(19,559)	$246

Denominator:
Weighted average number of outstanding shares of common stock—Basic	2,330	1,774
Weighted average dilutive effect of stock options	—	—

Weighted average number of outstanding shares of common stock—Diluted	2,330	1,774

Earnings (loss) per share:
Basic	$(8,394)	$138
Diluted	$(8,394)	$138

The diluted earnings (loss) per share for the six months ended June 30, 2015 did not include the weighted average antidilutive effect of stock options of five units.

(12) Segment Information

The Company conducts its business within the following reportable segments: Security Technology and Security Services. The Company evaluates the performance of its reportable segments using “segment profits” which include general and administrative expenses that are directly related to the reportable segments. The caption “Other unallocated expenses” in the subsequent discussion represents a portion of selling, general and administrative expenses, amortization and other expense that the Company does not allocate to reportable segments. The Company’s chief operating decision maker monitors assets for the consolidated company but does not use assets by reportable segments when assessing performance or making reportable segment resource allocations.

OPTIV INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2015 (Unaudited)

(Dollars in thousands, except per share and unit data)

A reconciliation of segment profits to net income consists of the following:

	Successor		Predecessor
	Six Months Ended June 30, 2015	Period from April 22 to June 30, 2014	Period from January 1 to April 21, 2014
Segment Revenues:
Security Technology	$347,621	$69,949	$63,550
Security Services	74,875	12,535	19,203

Total segment revenues	422,496	82,484	82,753

Segment Profits:
Security Technology	99,047	18,612	19,235
Security Services	18,691	2,552	3,773

Total segment profits	117,738	21,164	23,008

Selling, general and administrative expenses (unallocated)	91,723	15,110	21,908
Amortization (unallocated)	14,690	1,692	382
Other Expense (unallocated)	19,176	8,266	50

Operating income (loss)	(11,484)	(3,904)	668
Nonoperating income (expense)	(20,271)	(1,167)	(365)
Income tax benefit (expense)	8,563	5,317	1,491

Net income (loss)	$(19,559)	$246	$1,794

Geographic Areas

Net sales to customers outside of the U.S., in Canada, were approximately 2% of the Company’s total net sales in both 2015 and 2014. Approximately 1% of the Company’s long-lived assets were located outside of the U.S. as of June 30, 2015 and December 31, 2014.

(13) Subsequent Events

The Company notes the following subsequent events:

Private Placements of Common Stock

In September 2015, the Company issued and sold approximately 7.5654 shares of its common stock to one of its directors for an aggregate purchase price of $547.

OPTIV INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2015 (Unaudited)

(Dollars in thousands, except per share and unit data)

(14) Pro Forma Information (unaudited)

The Company has not presented historical basic and diluted earnings per share for the period from January 1 to April 21, 2014 because net income for the predecessor period from January 1 to April 21, 2014 was entirely allocable to predecessor preferred units and the capital structure for the periods before and after the Accuvant/Blackstone transaction is not comparable. As a result, the presentation of earnings (loss) per share for the periods prior to such transaction is not comparable and meaningful. The Company has accordingly presented pro forma basic and diluted earnings per share for the predecessor period.

Pro forma basic and diluted earnings per share are computed by dividing net income by the basic and diluted pro forma weighted average number of common shares outstanding, after assuming the successor capital structure in the predecessor period. All shares of common stock held under the successor share subscription are treated as outstanding in computing pro forma earnings per share.

The computation of pro forma basic and diluted earnings per share for the period from January 1 to April 21, 2014 is as follows:

Predecessor
Period from January 1 to April 21, 2014
Numerator:
Net income available to common shareholders	$1,794

Denominator:
Pro forma weighted average number of outstanding common stock units	1,774

Pro forma earnings per share:
Basic	$1,011

Diluted	$1,011

Independent Auditors’ Report

The Board of Directors

FishNet Holdings, Inc.:

We have audited the accompanying consolidated financial statements of FishNet Holdings, Inc. and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2014, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FishNet Holdings, Inc. and subsidiaries as of December 31, 2014, and the results of their operations and their cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

The accompanying consolidated financial statements of FishNet Holdings, Inc. and its subsidiaries as of December 31, 2013 and for the year then ended were audited by other auditors whose report thereon dated April 30, 2014, expressed an unmodified opinion on those financial statements.

/s/ KPMG LLP

Kansas City, Missouri

April 10, 2015

Report of Independent Auditors

The Board of Directors

FishNet Holdings, Inc.

We have audited the accompanying consolidated financial statements of FishNet Holdings, Inc. and its Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2013, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit, in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FishNet Holdings, Inc. and subsidiaries at December 31, 2013, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

April 30, 2014

FISHNET HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2014 and 2013

(Amounts in thousands)

	2014	2013
Assets
Current assets:
Cash and cash equivalents	$43,020	$10,966
Accounts receivable, net of $274 and $184 allowance, respectively	192,563	150,755
Deferred income taxes	4,195	1,658
Income tax receivable	—	1,454
Other current assets	6,906	5,969

Total current assets	246,684	170,802

Property and equipment, net	8,900	10,741

Goodwill	105,894	105,875
Acquired intangible assets, net	130,297	157,122
Deferred financing costs, net	4,647	6,192
Other assets	859	1,307

	241,697	270,496

Total assets	$497,281	$452,039

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$186,794	$130,624
Accrued expenses	31,140	14,275
Current maturities of long-term debt	750	750
Income tax payable	1,369	—
Deferred revenue	20,502	17,703

Total current liabilities	240,555	163,352

Other liabilities	1,975	2,092
Deferred income taxes	48,196	56,984
Long-term debt, net of current portion	107,870	123,700
Stockholders’ equity:
Additional paid-in capital	130,925	130,395
Accumulated deficit	(32,240)	(24,484)

Total stockholders’ equity	98,685	105,911

Total liabilities and stockholders’ equity	$497,281	$452,039

See accompanying notes to consolidated financial statements.

FISHNET HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2014 and 2013

(Amounts in thousands)

	2014	2013
Net revenue (gross billings of $779,287 and $595,664)	$382,354	$293,918
Cost of sales	249,812	197,792

Gross profit	132,542	96,126

Operating expenses:
Selling, general, and administrative expense	90,443	72,027
Depreciation and amortization expense	30,527	31,850
Other expense	9,298	6,537
Related party management fees	500	4,726

Total operating expenses	130,768	115,140

Operating income (loss)	1,774	(19,014)
Nonoperating expense:
Interest expense, net	(10,916)	(12,439)

Loss before income tax benefit	(9,142)	(31,453)
Income tax benefit	2,548	11,707

Net loss	$(6,594)	$(19,746)

See accompanying notes to consolidated financial statements.

FISHNET HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2014 and 2013

(Amounts in thousands)

	Series A preferred stock	Common stock	Treasury stock	Additional paid-in capital	Retained deficit	Total
Balance, December 31, 2012	$1	238	(1,128)	130,889	(4,651)	125,349
Preferred and common stock exchange	(1)	(238)	1,128	(889)	—	—
Distribution to Parent	—	—	—	—	(87)	(87)
Stock option compensation expense	—	—	—	395	—	395
Net loss	—	—	—	—	(19,746)	(19,746)

Balance, December 31, 2013	—	—	—	130,395	(24,484)	105,911
Distribution to Parent	—	—	—	—	(1,162)	(1,162)
Stock option compensation expense	—	—	—	530	—	530
Net loss	—	—	—	—	(6,594)	(6,594)

Balance, December 31, 2014	$—	—	—	130,925	(32,240)	98,685

See accompanying notes to consolidated financial statements.

FISHNET HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2014 and 2013

(Amounts in thousands)

	2014	2013
Operating activities:
Net loss	$(6,594)	$(19,746)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	30,527	31,850
Amortization of debt financing costs	1,546	1,452
Deferred income taxes	(11,324)	(11,104)
Stock based compensation expense	530	395
Provision for doubtful accounts	90	(108)
Other	(80)	—
Changes in operating assets and liabilities, net of business acquired:
Accounts receivable	(41,899)	(13,772)
Accounts payable	56,170	18,763
Accrued liabilities	17,228	(2,563)
Deferred revenue	2,800	5,885
Income tax receivable	2,823	(1,335)
Other assets	(463)	5,800

Net cash provided by operating activities	51,354	15,517

Investing activities:
Purchase of property and equipment	(1,888)	(3,671)
Payments for acquisitions, net of cash acquired	(500)	(3,760)

Net cash used in investing activities	(2,388)	(7,431)

Financing activities:
Repayments on revolving line of credit	(45,000)	(60,000)
Borrowings on revolving line of credit	30,000	50,000
Loan origination fees paid	—	(378)
Repayments of long-term debt	(750)	(750)
Distribution to Parent	(1,162)	(87)

Net cash used in financing activities	(16,912)	(11,215)

Increase (decrease) in cash and cash equivalents	32,054	(3,129)
Cash and cash equivalents, beginning of year	10,966	14,095

Cash and cash equivalents, end of year	$43,020	$10,966

Supplemental disclosures of cash flow information:
Cash paid for interest	$9,300	$11,377
Cash (received) paid for income taxes	(326)	1,670
Noncash transactions:
Property and equipment included in accounts payable	$52	$262
Property and equipment funded by tenant allowance	168	1,911

See accompanying notes to consolidated financial statements.

FISHNET HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(1) Nature of Operations

The Company

The accompanying consolidated financial statements include the accounts of FishNet Holdings, Inc. (Holdings) and its wholly owned subsidiaries, FishNet Security, Inc., and FishNet Security Limited (together, the Company). The Company is a wholly owned subsidiary of Firewall Holdings, Inc. (Firewall), which is a wholly owned subsidiary of Firewall Acquisition Holdings, Inc. (Parent), which is not included in the accompanying consolidated financial statements and a majority of the voting stock of the Parent is controlled by affiliates of Investcorp Bank BSC, the private equity sponsor (Investcorp). The Company is an information security solutions provider that resells technology products and provides professional services including consulting services, support and managed services, and training. The Company markets information security products and its service capabilities throughout the United States, and abroad. The Company is headquartered in Overland Park, Kansas and maintains 31 other office locations throughout North America.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of FishNet Holdings, Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

(b) Basis of Presentation

The Company’s consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

(c) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Cash Equivalents

Cash and cash equivalents include cash on deposit in banks. The Company considers all liquid investments with maturities at the date of acquisition of three months or less to be cash equivalents.

(e) Accounts Receivable and Allowance for Doubtful Accounts

The Company’s accounts receivables are at the invoiced amount and do not bear interest. The Company grants credit to certain customers who meet the Company’s pre-established credit requirements and generally sells products and services on net 30-day terms. Generally, the Company does not require security when trade credit is granted to customers. The allowance for doubtful accounts is the Company’s best estimate of probable uncollectible amounts in its existing accounts receivable based on historical write-off experience, current market

F-62	(Continued)

FISHNET HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

conditions, and customers’ financial condition. Accounts receivable are charged to the allowance for doubtful accounts when the Company has exhausted all reasonable means of collection. Recoveries of trade receivables previously written off are recorded when received.

(f) Property and Equipment

Property and equipment are initially recorded at cost or at estimated fair value if acquired through a business combination and are depreciated over the useful life of each asset using the straight-line method. All property and equipment are presented net of accumulated depreciation. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements. Gains or losses from retirements and disposition of property and equipment are recognized in the statements of operations in the period realized. Additions and improvements are capitalized and ordinary repair and maintenance costs are expensed as incurred. Estimated useful lives of property and equipment are as follows:

Asset classification	Estimated useful life
Computer equipment	3–5 years
Furniture and fixtures	7 years
Machinery and equipment	5–7 years
Software	3–5 years

(g) Leases

We lease substantially all of our office facilities and certain equipment under operating leases that expire at various dates. Rent expense for operating leases, which may include rent holidays or fixed escalation amounts in addition to minimum lease payments, is recognized on a straight-line basis over the duration of each lease term. Certain operating leases require the payment of real estate taxes or other occupancy costs, which may be subject to escalation.

(h) Goodwill and Acquired Intangible Assets

Intangible assets acquired in a business combination are recorded at fair value, while intangible assets acquired in the normal course of business are recorded at their cost. Intangible assets are amortized over their estimated useful lives as follows, with the exception of indefinite lived intangible assets, which are not amortized:

Asset	Amortization method	Estimated useful life
Customer relationships	Accelerated basis	6 years
Trade names	n/a	Indefinite

The Company amortizes customer relationships on an accelerated basis based upon projected discounted cash flows.

The indefinite lived trade name is assessed for impairment annually at October 31, or more frequently when events or circumstances indicate the trade name may be impaired. If the carrying amount of the trade name exceeds its fair value, an impairment loss is recorded for an amount equal to the excess. Indefinite lived trade names are reviewed each reporting period in order to determine whether events and circumstances continue to support an indefinite useful life.

F-63	(Continued)

FISHNET HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Goodwill is the amount by which the cost of the acquired net assets in a business combination exceeds the fair value of the identifiable net assets on the date of purchase. Goodwill is not amortized and is assessed for impairment annually at October 31, or more frequently when events or circumstances indicate goodwill may be impaired. The first step of the goodwill impairment test compares the fair value of each of the Company’s reporting units with the reporting unit’s respective carrying amount, including goodwill. If the fair value of the respective reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by a hypothetical purchase price allocation and the residual value after this allocation is the implied fair value of the reporting unit goodwill. However, such assumptions are inherently uncertain and actual results could differ from those estimates.

ASU 2012-02, Testing Indefinite-lived Intangible Assets for Impairment, also provides an entity the option to perform a qualitative assessment. If it is more likely than not that the asset is impaired, the amount that the carrying value exceeds the fair value is recorded as an impairment expense. The Company performed its annual impairment review of indefinite lived intangible assets at October 31, 2014 and 2013 and determined that it is not more likely than not that the fair values were less than the carrying values.

No impairment loss was recorded in 2014 and 2013 based on the Company’s impairment review.

(i) Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, and acquired intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company compares the carrying amount of the asset to the estimated future undiscounted cash flows expected to result from the use of the asset. To the extent that the estimated future undiscounted cash flows are less than the carrying amount of the asset, the asset is permanently written down to its estimated fair market value and an impairment loss is recognized. No impairment loss was recorded by the Company in 2014 and 2013.

(j) Acquisitions

Acquisitions are accounted for using the purchase method of accounting, and the results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Under the purchase method of accounting, the cost of the acquisition is allocated to the underlying net tangible and identifiable intangible assets, based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Transaction costs are expensed as incurred.

(k) Deferred Financing Costs

Debt financing costs associated with the Company’s revolving credit facility and notes payable are presented as a long-term asset and are deferred and amortized over the term of the related debt instrument. Amortization of deferred financing costs related to the Credit Agreement was $1.5 million for each of the years ended December 31, 2014 and 2013 and is included in interest expense in the accompanying consolidated statements of operations.

F-64	(Continued)

FISHNET HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(l) Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance set forth in ASC 740, Income Taxes. The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheets) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense or benefit results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term “more likely than not” means a likelihood of more than 50%; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

With limited exceptions, the Company is no longer subject to examination for years prior to 2009. The Company recognizes interest and penalties on income taxes as a component of income tax expense.

(m) Disclosure of Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value.

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

(n) Revenue Recognition

Revenue is recognized when all of the following criteria have been met:

•	Persuasive evidence of an arrangement exists. The Company generally relies upon sales contracts or agreements, and customer purchase orders to determine the existence of an arrangement.

F-65	(Continued)

FISHNET HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

•	Delivery has occurred. The Company uses shipping terms and related documents or evidence of shipment to the customer, when applicable, to verify delivery or performance.

•	Sales price is fixed or determinable. The Company assesses whether the sales price is fixed or determinable based on the payment terms.

•	Collectibility is reasonably assured. The Company assesses collectibility based on the creditworthiness of customers as determined by its credit checks, their payment histories, or changes in circumstances that indicate that collectibility is not reasonably assured.

The Company primarily earns revenue from the resale of hardware and software, maintenance, support, and licenses primarily provided by others and by providing professional services including consulting, support and managed services, and training.

Contracts for consulting services have different terms based on the scope, deliverables, and complexity of the engagement, which require management to make judgments and estimates in recognizing revenue. Fees for these contracts are typically in the form of time and materials or fixed fee. Revenues for consulting services are recognized as work is performed and amounts are earned. For time-and-material engagements, the Company recognizes revenue over the period of performance. For fixed-fee engagements, depending on the contractual provisions and nature of deliverables, revenue may be recognized on a proportional performance model.

Revenue related to the resale of hardware is recognized when the products are shipped. Revenue related to the resale of software is recognized when the customers have access to the software. The Company recognizes revenue and the associated cost of goods sold for the resale of hardware products on a gross basis since it serves as primary obligor, sets the price to the customer, carries credit risk, and assists customers in selecting the vendor and product.

Revenue related to the resale of vendor maintenance, support, and licenses resold by the Company is recognized when the customers have access to the services. The provision for such services is generally supplemented by agreements between the Company’s vendors and its customers. The Company reports revenue from the resale of vendor maintenance, support, and licenses net of fulfillment costs in the accompanying consolidated statements of operations for the years ended December 31, 2014 and 2013 as the Company is not the primary obligor in these transactions. Amounts earned for these services resold and related fulfillment costs during December 31, 2014 and 2013 are as follows:

	2014	2013
Gross billings	$779,287	$595,664
Hardware, software, and professional services recorded on a gross basis	(324,469)	(249,027)

Gross amount of maintenance, support, licenses, and subscription services	454,818	346,637
Gross amount of fulfillment costs of maintenance, support, licenses, and subscription services	(396,933)	(301,746)

Maintenance, support, licenses, and subscriptions services, net of costs	$57,885	$44,891

The gross billings to its customers for the gross resale of vendor provided maintenance and support is reported in accounts receivable and billings from vendors that provide these services are included in accounts payable. The Company bears the credit risk associated with the collections from its customers and is separately obligated to pay the vendors for these services.

F-66	(Continued)

FISHNET HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

When sales arrangements with customers include a combination of hardware, software, maintenance, support, licenses and professional services at the same time, referred to as multiple-element arrangements, the Company allocates revenue to each deliverable based on a selling price hierarchy. Each deliverable, within a multiple-element arrangement, is accounted for as a separate unit of accounting as long as the delivered services or products have value to the customer on a stand-alone basis. The selling price for a deliverable is based on either vendor-specific objective evidence (VSOE) if available, third-party evidence (TPE) if VSOE is not available or best estimated selling price (BESP) if neither VSOE nor TPE is available. Total consideration is allocated to all deliverables using the relative selling price method and the Company then recognizes revenue on each deliverable in accordance with its policies for product and service revenue recognition. The Company limits the amounts of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services or subject to customer-specific return or refund privileges.

(o) Cost of Sales

Cost of sales includes product costs and direct costs related to professional service revenue. Cost of resale equipment includes material, packaging, shipping, and other direct selling costs. Cost of sales also includes salaries, benefits, and other costs associated with employees providing consulting services, education and training, support, and other managed services. These costs are reduced by supplier discounts and certain payments and credits received from vendors.

(p) Concentration of Risk

Of the hardware, software, and services that the Company resells, no one vendor provides more than 13% of aggregate sales (or purchases). The Company believes competitive sources of supply are available for hardware, software, and services such that the Company is not dependent on any single supplier for the sourcing of products although brand names are important to the business. Resale revenues were approximately 90% of total revenue for the years ended December 31, 2014 and 2013.

(q) Taxes Collected from Customer and Remitted to Governmental Authorities

Taxes collected from customers and remitted to governmental authorities are presented in the accompanying consolidated statements of operations on a net basis.

(r) Shipping and Handling

Shipping and handling costs are presented in the accompanying consolidated statements of operations as a cost of goods sold on a net basis.

(s) Other Expenses

Other expense recorded in the consolidated statements of operations primarily represents merger related costs (footnote 13), business system integration costs, and other transactional expenses.

(t) Recently Issued Accounting Standards

The Financial Accounting Standards Board (FASB) issued Accounting Standards Updates (ASU) No. 2014-09, Revenue from Contracts with Customers, in May 2014, ASU 2014-09 requires an entity to

F-67	(Continued)

FISHNET HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of consolidated financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for annual reporting periods of nonpublic companies beginning after December 15, 2017. The Company expects to implement the provisions of ASU 2014-09 as of January 1, 2018. The Company has not yet determined the impact of the new standard on its current policies for revenue recognition.

(u) Subsequent Events

Subsequent events have been evaluated for potential recognition or disclosure in the consolidated financial statements through April 10, 2015, which is the date the consolidated financial statements were available to be issued.

(3) Business Acquisition

Torrey Point Group, LLC

On October 31, 2013, the Company acquired certain assets and assumed certain liabilities of Torrey Point Group, LLC (TPG), a full-service network and infrastructure-consulting firm, for a purchase price of $3.5 million in cash with $0.5 million that was paid upon the Company’s receipt of tax clearance from certain state taxing jurisdictions. Additionally, there is up to $6.0 million of additional contingent consideration based upon the achievement of specified operating results in the two-year period following the date of acquisition. The acquisition was accounted for as a business combination, and as such, assets acquired and liabilities assumed were recorded at their estimated fair values at the date of acquisition, as follows (in thousands):

Purchase price	$4,000
Recognized amounts of identifiable assets acquired and liabilities assumed:
Computer and equipment	$83
Goodwill	4,888
Deferred revenue	(971)

Total identifiable net assets	$4,000

Acquired goodwill represents the premium the Company paid over the fair value of the net assets acquired. The Company paid this premium for a number of reasons, including acquiring an experienced workforce and enhancing education and training capabilities. The resulting goodwill is not expected to be deductible for income tax purposes.

F-68	(Continued)

FISHNET HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(4) Property and Equipment

Property and equipment at December 31, 2014 and 2013 consist of the following (in thousands):

	2014	2013
Computer equipment	$3,770	$3,063
Software	1,183	753
Furniture and fixtures	1,437	1,324
Other equipment	3,352	2,997
Leasehold improvements	6,412	6,132

	16,154	14,269
Less accumulated depreciation	(7,254)	(3,528)

Property and equipment, net	$8,900	$10,741

Depreciation expense was approximately $3.7 million and $3.3 million in 2014 and 2013, respectively.

(5) Intangible Assets and Goodwill

Intangible Assets

The carrying basis and accumulated amortization of recognized intangible and other assets at December 31, 2014 and 2013 are as follows (in thousands):

	2014
	Gross carrying amount	Accumulated amortization
Customer relationships	$130,100	$57,803
Trade name	58,000	—

Total	$188,100	$57,803

Intangible assets, net		$130,297

	2013
	Gross carrying amount	Accumulated amortization
Customer relationships	$130,100	$30,978
Trade name	58,000	—

Total	$188,100	$30,978

Intangible assets, net		$157,122

Amortization expense for the years ended December 31, 2014 and 2013 was approximately $26.8 million and $28.6 million, respectively. Customer relationships are amortized on an accelerated basis over the expected life of six years. No impairment charges related to intangible assets were recorded in 2014 and 2013.

F-69	(Continued)

FISHNET HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Estimated amortization expense of intangible assets for each of the following five years is (in thousands):

2015	$24,575
2016	19,902
2017	15,922
2018	11,898
2019	—

$72,297

Goodwill

A summary of the changes in the carrying amount of goodwill for fiscal years 2014 and 2013 is as follows (in thousands):

Balance as of December 31, 2012	$101,893
Adjustment to Holdings purchase price allocation	(906)
Acquisition of TPG	4,888

Balance as of December 31, 2013	105,875
Adjustment to purchase price allocation	19

Balance as of December 31, 2014	$105,894

(6) Long-Term Debt

On November 30, 2012, the Company entered into a Credit and Guaranty Agreement comprised of $75 million aggregate principal amount of Term Loans and $50 million aggregate principal amount of Revolving Credit Commitments (Revolver). A portion of the proceeds from these loans was used to fund Investcorp’s acquisition of the Company and related transactions. The remaining available borrowings are intended to be used for general corporate purposes, including permitted acquisitions.

On November 30, 2012, the Company also entered into a Note Purchase Agreement with five subordinated creditors. The aggregate amount of the note was $35 million, and the proceeds were also used to fund Investcorp’s acquisition of the Company and related transactions.

On August 21, 2013, the Company modified the terms of the Term Loan. The amendment modified the applicable margin. The total amount of debt outstanding and the maturity date were unaffected. Under the current authoritative guidance, this debt amendment was considered a modification of debt. Fees paid to third parties in connection with the refinance totaled $0.6 million. These fees were recorded as a long-term asset and are amortized over the remaining term of the agreement.

F-70	(Continued)

FISHNET HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Long-term debt at December 31, 2014 and 2013 consists of the following (in thousands):

	2014	2013
Revolving credit facility	$—	$15,000
Term loan	73,500	74,250
Mezzanine note	35,000	35,000
Forgivable note payable	120	200

	108,620	124,450
Current portion of term loan	750	750

	$107,870	$123,700

(a) Revolving Credit Facility

The revolving credit facility is a syndicated revolving note payable for borrowings up to $50 million in the aggregate. Interest on revolving advances is payable at a base rate plus an applicable margin (7.25% and 6.25% at December 31, 2014 and 2013, respectively). Any loans made under the Revolver are payable on the revolving credit facility termination date of November 30, 2017. Within the revolving line of credit, the Company has a $5 million letter of credit and $5 million swing line loan, both of which mature on November 30, 2017. There were no outstanding borrowings against either the letter of credit or swing line loan at December 31, 2014 and 2013.

(b) Term Loan

At December 31, 2014 and 2013, $73.5 million and $74.3 million, respectively, of term loan notes were outstanding. Principal repayments are payable on a quarterly basis with the remaining outstanding principal payment due upon maturity on November 30, 2017. Interest on the term loan may be calculated using a base rate or adjusted Eurodollar rate at the option of the borrower plus an applicable margin as defined in the Credit and Guaranty Agreement (Credit Agreement). At December 31, 2014 and 2013, the Company had elected the adjusted Eurodollar rate. Interest is payable in arrears on a quarterly basis and was 6.25% at December 31, 2014 and 2013. Mandatory prepayments are required under certain circumstances as defined in the Credit Agreement. No mandatory prepayments related to the 2014 and 2013 operations were made.

The Company is required to satisfy certain covenants including maintenance of specified financial covenants under the terms of the Credit Agreement. The Company must maintain a maximum consolidated total leverage ratio and minimum consolidated fixed charge coverage ratio. The Company’s failure to comply with these covenants could result in a default under the terms of the Credit Agreement, which would, if not remedied, permit the lenders to accelerate the Company’s obligations, among other remedies. Substantially all of the Company’s assets have been pledged as collateral under the Credit Agreement. In addition, the Company is required to pay certain fees that include unused revolver commitment fees, administrative agent fees, and fees related to any outstanding letters of credit. The Company was in compliance with all debt covenants as of December 31, 2014 and 2013.

(c) Mezzanine Note

The Mezzanine Note is an unsecured note payable to five subordinated creditors with a May 30, 2018 maturity date. Payments are required after November 30, 2017 in an amount necessary to prevent the Mezzanine

F-71	(Continued)

FISHNET HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Note being treated as an “Applicable High Yield Discount Obligation.” Interest is payable at a rate equal to 12% (December 31, 2014 and 2013), of which up to 1.5% can be payable in kind. The note contains a provision for future incremental notes totaling $30 million. The incremental notes can be used to fund one or more permitted acquisitions at any time prior to November 30, 2015. This feature was not utilized for the years ended December 31, 2014 and 2013.

Interest expense on long-term debt was $9.4 million and $10.9 million for the years ended December 31, 2014 and 2013, respectively.

The aggregate annual maturities of the existing long-term debt at December 31, 2014 are as follows (in thousands):

2015	$750
2016	750
2017	72,120
2018	35,000
2019	—

$108,620

Given the modification of the Term Loan on August 21, 2013 and the subsequent repayment of the Term Loan on January 27, 2015 (note 13), the carrying value at each year-end closely approximates fair value as of December 31, 2014 and 2013.

(7) Income Taxes

The Company is included in the income tax return of the Parent. Income taxes are presented in the consolidated financial statements on a separate return basis. The benefit for income taxes includes these components at December 31 (in thousands):

	2014	2013
Current tax provision:
U.S. Federal	$7,270	$(643)
State	1,507	40

	8,777	(603)

Deferred tax benefit:
U.S. Federal	(9,765)	(10,282)
State	(1,560)	(822)

	(11,325)	(11,104)

Total benefit to income taxes	$(2,548)	$(11,707)

F-72	(Continued)

FISHNET HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

A reconciliation of income tax expense at the statutory rate to the Company’s actual income tax expense at December 31 is shown below (in thousands):

	2014	2013
Computed at the statutory rate 34%	$(3,108)	$(10,694)
State income taxes	(593)	(1,536)
Increase (decrease) resulting from:
Permanent difference	1,334	510
Deferred tax rate adjustment	(158)	839
Other	(23)	(826)

Income tax benefit	$(2,548)	$(11,707)

Permanent differences represent nondeductible transaction costs and meals and entertainment.

Significant components of the Company’s deferred tax assets and liabilities are as follows at December 31:

	2014	2013
Deferred tax assets:
Allowance for doubtful accounts	$107	$72
Accrued payroll	3,015	1,088
Accrued vacation	309	252
Accrued rent	913	389
Deferred financing costs	1,601	1,982
Net operating loss carryforwards	—	658
Deferred revenue	783	793
Stock based compensation	360	154
Other	246	109

	7,334	5,497

Deferred tax liabilities:
Property and equipment	(1,951)	(2,090)
Intangible assets and goodwill	(48,216)	(57,746)
Prepaid expenses	(1,168)	(987)

	(51,335)	(60,823)

Net deferred tax liability	$(44,001)	$(55,326)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The Company determined a valuation allowance was not needed as of December 31, 2014 and 2013.

F-73	(Continued)

FISHNET HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The above net deferred tax liability is presented on the consolidated balance sheets as follows (in thousands):

	2014	2013
Deferred income taxes—current	$4,195	$1,658
Deferred income taxes—long term	(48,196)	(56,984)

Net deferred tax liability	$(44,001)	$(55,326)

At December 31, 2014 and 2013, the Company had a net operating loss carryforward of approximately $0 million and $1.3 million, respectively, which expires in the year 2033.

(8) Employee Benefit Plan

The Company maintains an employee retirement plan under which employees may defer a portion of their annual compensation, pursuant to Section 401(k) of the Internal Revenue Code. The Company matches employee contributions up to 50% of the first 6% of eligible compensation. Contributions to the plan charged to operating expense were $1.5 million for each of the years ended December 31, 2014 and 2013, respectively.

(9) Shareholders’ Equity (Deficit)

In 2013, Firewall exchanged all issued and outstanding shares of Preferred and Common stock pursuant to the stock exchange agreements between Firewall and Holdings for 1,000 shares of common stock (Stock Exchange) of Holdings. The Stock Exchange was recorded through stockholders’ equity. At December 31, 2014, the Company had 1,000 shares of common stock outstanding.

On May 16, 2013, the Parent adopted the 2013 Management Stock Incentive Plan. The plan is designed to enable the Company to attract, retain, and motivate eligible employees by providing for the opportunity to acquire a proprietary interest in the Company and to encourage the eligible employee’s contribution to the success and progress of the Company. The total number of shares reserved and available for grant and issuance under the 2014 and 2013 Plan is 176,471. Under the terms of the plan, no option is exercisable after the expiration of ten years from the effective date of the option. All measured stock compensation expense has been recorded by Holdings.

The Company estimates the fair value of stock options using the Monte-Carlo simulation model. Key inputs and assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of guideline Company stock, the risk-free rate, and dividend yield. The following table presents the assumptions used in the valuation and the resulting fair value per options granted during 2014 and 2013:

	2014	2013
Fair value of options granted	$44.12	$33.98
Expected volatility	56.00%	62.4%
Expected dividends	—	—
Expected term (in years)	3.8 years	4.1 years
Risk-free rate	1.02%	1.02%

Stock-based compensation expense was $0.5 million and $0.4 million for the years ended December 31, 2014 and 2013, respectively. Total unrecognized compensation costs related to nonvested awards at

F-74	(Continued)

FISHNET HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

December 31, 2014 and 2013 were $1.9 million and $2.2 million, respectively, and are expected to be recognized over the next four years. Stock compensation expense is recognized on a straight-line basis over the requisite service period. The Company includes stock based compensation within selling, general, and administrative expense in the consolidated statements of operations.

The following table summarizes information concerning options issued and outstanding:

	Shares	Weighted average exercise price	Range of exercise prices	Weighted average remaining contractual term (in years)
Options outstanding at December 31, 2012	—	$—	—	—
Granted	58,250	70	70	10
Exercised	—	—	—	—
Forfeited	—	—	—	—

Outstanding at December 31, 2013	58,250	70	70	8.93
Granted	25,836	70	70	10.00
Exercised	—	—	—	—
Forfeited	(1,500)	70	70	8.00

Outstanding at December 31, 2014	82,586

Exercisable at December 31, 2013	11,050	70	70	8.91
Exercisable at December 31, 2014	27,117	70	70	8.37
Vested or expected to vest at December 31, 2013	11,050	70	70	8.91
Vested or expected to vest at December 31, 2014	27,117	70	70	8.37

The Company has issued stock option tranches that vest upon achievement of certain performance conditions, such as a change in control or an IPO, and contain market conditions based upon total stockholder return in the event of a change in control. Because these events are not deemed probable, 82,586 of awards subject to performance and market conditions are not included in the table above, and no stock compensation expense has been recorded related to these stock option tranches for the period ended December 31, 2014 and 2013. No options were exercised during 2014 and 2013.

(10) Related-Party Transactions

The Company regularly purchases certain resale products from an entity owned by a member of the Board of Directors of the Company. These purchases were $8.6 million and $6.5 million for the years ended December 31, 2014 and 2013, respectively. Included in the Company’s accounts payable at December 31, 2014 and 2013 is $1.8 million and $1.7 million related to such purchases, respectively.

On November 30, 2012, the Company prepaid $6.6 million under a strategic planning and consulting services agreement to Investcorp, of which $0.5 million and $4.7 million was expensed during the years ended December 31, 2014 and 2013, respectively.

F-75	(Continued)

FISHNET HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(11) Disclosures About Fair Value of Assets and Liabilities

Nonfinancial Assets Measured at Fair Value on a Nonrecurring Basis

Nonfinancial assets such as goodwill and indefinite lived intangible assets are measured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment charge is recognized. Nonrecurring fair value measurements were developed using significant unobservable inputs (Level 3). In determining, the fair value of assets acquired and liabilities assumed in business combinations and for determining fair values in impairment tests, we used a weighted combination of the following recognized valuation methods: the income approach (including discounted cash flows) and the market approach. Assumptions used by management were similar to those that would be used by market participants performing valuations of these business units. No impairment charges related to indefinite intangible assets were recorded for the years ended December 31, 2014 and 2013, thus no assets were measured at fair value on a nonrecurring basis.

(12) Commitments and Contingencies

The Company leases certain real property and equipment under lease agreements with terms of more than one year. The original lease terms under existing arrangements range from one to 10 years and may or may not include renewal options, rent escalation clauses, and leasehold improvement incentives. The Company records the resulting rent expense on a straight-line basis over the lease term and, accordingly, has recorded a deferred lease liability of $0.8 million and $0.7 million at December 31, 2014 and 2013, respectively, included within accrued expenses in the consolidated balance sheets. Total rent expense was $3.6 million and $2.8 million for the years ended December 31, 2014 and 2013, respectively.

The following table summarizes future minimum rental payments required under all noncancelable operating lease obligations as of December 31, 2014 (in thousands):

2015	$2,836
2016	2,426
2017	2,344
2018	2,265
2019	2,149
Thereafter	4,028

$16,048

The Company is involved in various legal actions and claims arising in the normal course of business. After taking into consideration legal counsel’s evaluation of such actions, management is of the opinion that their outcome will not have a significant effect on the Company’s consolidated financial statements.

(13) Subsequent Events

On January 28, 2015, the Company’s Parent completed an Agreement and Plan of Merger with an industry competitor. As a result of this merger, all of the Company’s long–term debt and related accrued interest as of January 27, 2015 was paid in full on January 28, 2015. In conjunction with the merger, certain tranches of stock options vested and were settled in the amount of $7.7 million.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the shares of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and the New York Stock Exchange.

Filing Fee—Securities and Exchange Commission	$	*
Fee—Financial Industry Regulatory Authority, Inc.		*
Listing Fee—New York Stock Exchange, Inc.		*
Fees of Transfer Agent		*
Fees and Expenses of Counsel		*
Fees and Expenses of Accountants		*
Printing Expenses		*
Miscellaneous Expenses		*

Total	$	*

*	To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

Our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under our amended and restated bylaws or otherwise.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

We intend to enter into indemnification agreements with our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or executive officers, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Set forth below is information regarding all unregistered securities sold, issued or granted by us within the past three years.

In connection with the Accuvant and FishNet Security merger on January 28, 2015:

(1) We issued an aggregate of 1,800 shares of our common stock to the holders of common stock of Accuvant as of such date in exchange for all such common stock outstanding.

(2) We issued an aggregate of 600 shares of our common stock to the holders of common stock of FishNet Security as of such date in exchange for all such common stock outstanding.

(3) We issued and sold an aggregate of 4.5993 shares of our common stock to certain employees of FishNet Security as of such date for an aggregate purchase price of $486,344.99.

On May 11, 2015, we issued approximately 2.5003 shares of our common stock to Mark B. Williams in connection with his exercise of approximately 2.5003 options that were granted to him on January 28, 2015 pursuant to the 2014 Accuvant Holdings Corporation Stock Incentive Plan.

On June 15, 2015, we issued approximately 0.494442 shares of our common stock to Steve Perkins in connection with his exercise of approximately 0.494442 options that were granted to him on April 22, 2014 pursuant to the 2014 Accuvant Holdings Corporation Stock Incentive Plan.

On September 22, 2015, we issued and sold approximately 2.837062 shares of our common stock to Dario Zamarian for $205,246.88 in cash.

On September 30, 2015, we issued and sold approximately 4.728340 shares of our common stock to John F. Cassidy for $342,075.48 in cash.

The shares were issued in transactions that were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit Index

Exhibit No.	Description

1.1	Form of Underwriting Agreement*

3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant*

3.2	Form of Amended and Restated Bylaws of the Registrant*

5.1	Opinion of Simpson Thacher & Bartlett LLP*

10.1	Form of Optiv Inc. 2016 Omnibus Incentive Plan*†

10.2	2014 Accuvant Holdings Corporation Stock Incentive Plan*†

10.3	First Lien Credit Agreement, dated January 28, 2015, among AF Guarantor LLC, AF Borrower LLC, the other guarantors party thereto from time to time, Goldman Sachs Bank USA, as administrative agent and collateral agent, each lender from time to time party thereto, and the other agents party thereto*

10.4	Second Lien Credit Agreement, dated January 28, 2015, among AF Guarantor LLC, AF Borrower LLC, the other guarantors party thereto from time to time, Goldman Sachs Bank USA, as administrative agent and collateral agent, each lender from time to time party thereto, and the other agents party thereto*

10.5	ABL Credit Agreement, dated January 28, 2015, among AF Guarantor LLC, AF Borrower LLC, the other borrowers party thereto, the other guarantors party thereto from time to time, JP Morgan Chase Bank, N.A., as administrative agent, collateral agent and letter of credit issuer, each lender from time to time party thereto, and the other agents party thereto*

10.6	Stockholders Agreement*

10.7	Registration Rights Agreement*

10.8	Advisory Agreement*

10.9	Amended and Restated Executive Employment Agreement, dated April 22, 2014, between Daniel D. Burns and Accuvant Holdings Corporation*†

10.10	Executive Employment Agreement, dated January 22, 2015, between Mark B. Williams and Optiv Inc. (f/k/a AF Security Holdings Corp.) *†

10.11	Executive Employment Agreement, dated January 22, 2015, between Aaron T. Shilts and Optiv Inc. (f/k/a AF Security Holdings Corp.) *†

Exhibit No.	Description

21.1	Subsidiaries of the Registrant*

23.1	Consent of KPMG LLP as to Accuvant Holdings Corporation*

23.2	Consent of KPMG LLP as to FishNet Holdings, Inc.*

23.3	Consent of Ernst & Young LLP as to FishNet Holdings, Inc.*

23.4	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1)*

24.1	Power of Attorney (included in signature pages of this Registration Statement)

*	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.

ITEM 17. UNDERTAKINGS

(1)	The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(3)	The undersigned Registrant hereby undertakes that:

(A)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the      day of                     , 2015.

OPTIV INC.

By:
Name: Title:

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Daniel D. Burns, David M. Roshak, William H. Croutch and Nathan P. Brady, and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney have been signed by the following persons in the capacities indicated on the              day of                     , 2015.

Signature	Title

Daniel D. Burns	Chief Executive Officer and Director (principal executive officer)

David M. Roshak	Chief Financial Officer (principal financial officer)

Nathan P. Brady	Chief Accounting Officer (principal accounting officer)

John F. Cassidy	Chairman of the Board of Directors

Gary B. Appel	Director

Gregory R. Blank	Director

Signature	Title

Martin J. Brand	Director

Kurt A. Freyberger	Director

Timothy J. Hoffman	Director

David L. Johnson	Director

Jay A. Leek II	Director

Stuart C. McClure	Director

Anushka M. Sunder	Director

John J. Tracy	Director

Frank M. Young	Director

Dario Zamarian	Director

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement*

3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant*

3.2	Form of Amended and Restated Bylaws of the Registrant*

5.1	Opinion of Simpson Thacher & Bartlett LLP*

10.1	Form of Optiv Inc. 2016 Omnibus Incentive Plan*†

10.2	2014 Accuvant Holdings Corporation Stock Incentive Plan*†

10.3	First Lien Credit Agreement, dated January 28, 2015, among AF Guarantor LLC, AF Borrower LLC, the other guarantors party thereto from time to time, Goldman Sachs Bank USA, as administrative agent and collateral agent, each lender from time to time party thereto, and the other agents party thereto*

10.4	Second Lien Credit Agreement, dated January 28, 2015, among AF Guarantor LLC, AF Borrower LLC, the other guarantors party thereto from time to time, Goldman Sachs Bank USA, as administrative agent and collateral agent, each lender from time to time party thereto, and the other agents party thereto*

10.5	ABL Credit Agreement, dated January 28, 2015, among AF Guarantor LLC, AF Borrower LLC, the other borrowers party thereto, the other guarantors party thereto from time to time, JP Morgan Chase Bank, N.A., as administrative agent, collateral agent and letter of credit issuer, each lender from time to time party thereto, and the other agents party thereto*

10.6	Stockholders Agreement*

10.7	Registration Rights Agreement*

10.8	Advisory Agreement*

10.9	Amended and Restated Executive Employment Agreement, dated April 22, 2014, between Daniel D. Burns and Accuvant Holdings Corporation*†

10.10	Executive Employment Agreement, dated January 22, 2015, between Mark B. Williams and Optiv Inc. (f/k/a AF Security Holdings Corp.) *†

10.11	Executive Employment Agreement, dated January 22, 2015, between Aaron T. Shilts and Optiv Inc. (f/k/a AF Security Holdings Corp.)*†

21.1	Subsidiaries of the Registrant*

23.1	Consent of KPMG LLP as to Accuvant Holdings Corporation*

23.2	Consent of KPMG LLP as to FishNet Holdings, Inc.*

23.3	Consent of Ernst & Young LLP as to FishNet Holdings, Inc.*

23.4	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1)*

24.1	Power of Attorney (included in signature pages of this Registration Statement)

*	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.